Semiannual Report

September 30, 2011

Ivy Funds

Ivy Asset Strategy Fund
Ivy Asset Strategy New Opportunities Fund
Ivy Balanced Fund
Ivy Energy Fund
Ivy Global Natural Resources Fund
Ivy Real Estate Securities Fund
Ivy Science and Technology Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS

Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

Since our last report to you, the economic recovery continued to slow and investment markets recorded some of their most dramatic and rapid moves since the financial crisis of 2008, including a sharp decline late in the six-month period.

Investors around the globe became increasingly cautious, driven by fears of another global economic downturn. With lower confidence comes more volatility.

Japan's economy recovered more quickly than forecast from the natural disaster that devastated the country in March. Manufacturing output was returning to normal by late summer. The protracted debate in the U.S. about an extension of the debt ceiling, increasing concerns about slowing economic growth in China and the deepening European debt crisis added to uncertainty. Political unrest intensified in the Middle East and North Africa during the so-called "Arab Spring," causing oil prices to become more volatile.

The fears about the U.S. economy increased in August when S&P issued a downgrade of the U.S. credit rating for the first time in history and the Federal Reserve reduced its assessment for growth. Gross domestic product (GDP) grew at an annual rate of only 1.3 percent in the second calendar quarter, compared with 0.4 percent in the first quarter and 3.1 percent in the fourth quarter of calendar 2010. The economic slowdown is clear.

Against this difficult backdrop, the S&P 500 Index declined 14.66 percent in the six months ended Sept. 30, 2011, while international markets as represented by the MSCI EAFE Index declined 19.34 percent during the period. By contrast, fixed-income markets, as measured by the Citigroup Broad Investment Grade Index, returned 5.26 percent on an annualized basis.

Numerous issues remain, including the challenges in the Middle East, which are likely to remain unresolved for some time, as well as government debt and budget problems abroad and in the U.S. Nonetheless, we remain optimistic that better days are ahead. Supply chain issues related to the events in Japan continue to improve, which means auto production should provide a significant lift to second half GDP. Interest rates are still low, Federal Reserve and government policy is accommodative, and many companies are reporting robust activity, high levels of available cash and very strong profits.

Economic Snapshot

	9-30-11	3-31-11
S&P 500 Index	1131.42	1325.83
MSCI EAFE Index	1373.33	1702.55
Citigroup Broad Investment Grade Index (annualized yield to maturity)	2.21%	2.94%
U.S. unemployment rate	9.1%	8.8%
30-year fixed mortgage rate	4.11%	4.84%
Oil price per barrel	$ 79.20	$ 106.72

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2011.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
	Beginning Account Value 3–31–11	Ending Account Value 9–30–11	Expenses Paid During Period*	Beginning Account Value 3–31–11	Ending Account Value 9–30–11	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$829.30	$4.39	$1,000	$1,020.25	$4.85	0.96%
Class B	$1,000	$825.90	$7.94	$1,000	$1,016.35	$8.77	1.74%
Class C	$1,000	$826.00	$7.76	$1,000	$1,016.58	$8.57	1.69%
Class E	$1,000	$828.90	$4.57	$1,000	$1,020.05	$5.05	1.00%
Class I	$1,000	$830.00	$3.39	$1,000	$1,021.32	$3.74	0.75%
Class R	$1,000	$827.50	$6.03	$1,000	$1,018.44	$6.66	1.32%
Class Y	$1,000	$829.10	$4.39	$1,000	$1,020.25	$4.85	0.96%

Ivy Funds

Fund	Actual[1] Beginning Account Value 3–31–11	Ending Account Value 9–30–11	Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 3–31–11	Ending Account Value 9–30–11	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Asset Strategy New Opportunities Fund							
Class A	$1,000	$752.20	$ 6.57	$1,000	$1,017.54	$ 7.57	1.50%
Class B	$1,000	$748.40	$10.67	$1,000	$1,012.84	$12.28	2.44%
Class C	$1,000	$748.60	$10.23	$1,000	$1,013.41	$11.78	2.33%
Class E**	$1,000	$752.20	$ 6.57	$1,000	$1,017.54	$ 7.57	1.50%
Class I	$1,000	$753.40	$ 5.52	$1,000	$1,018.79	$ 6.36	1.25%
Class R	$1,000	$750.40	$ 8.23	$1,000	$1,015.63	$ 9.47	1.88%
Class Y	$1,000	$752.20	$ 6.57	$1,000	$1,017.54	$ 7.57	1.50%
Ivy Balanced Fund							
Class A	$1,000	$899.70	$ 5.89	$1,000	$1,018.84	$ 6.26	1.24%
Class B	$1,000	$896.30	$ 9.67	$1,000	$1,014.90	$10.28	2.03%
Class C	$1,000	$897.00	$ 9.11	$1,000	$1,015.50	$ 9.67	1.91%
Class E**	$1,000	$900.40	$ 5.04	$1,000	$1,019.73	$ 5.35	1.06%
Class I	$1,000	$901.30	$ 4.47	$1,000	$1,020.34	$ 4.75	0.94%
Class Y	$1,000	$899.90	$ 5.70	$1,000	$1,019.08	$ 6.06	1.19%
Ivy Energy Fund							
Class A	$1,000	$678.40	$ 6.71	$1,000	$1,017.04	$ 8.07	1.60%
Class B	$1,000	$675.60	$ 9.97	$1,000	$1,013.14	$11.98	2.38%
Class C	$1,000	$676.50	$ 9.30	$1,000	$1,014.01	$11.18	2.21%
Class E**	$1,000	$680.00	$ 5.46	$1,000	$1,018.56	$ 6.56	1.30%
Class I	$1,000	$679.90	$ 4.96	$1,000	$1,019.15	$ 5.96	1.18%
Class Y	$1,000	$678.90	$ 6.04	$1,000	$1,017.85	$ 7.26	1.44%
Ivy Global Natural Resources Fund							
Class A	$1,000	$612.80	$ 5.48	$1,000	$1,018.23	$ 6.86	1.36%
Class B	$1,000	$610.20	$ 8.61	$1,000	$1,014.34	$10.78	2.14%
Class C	$1,000	$610.50	$ 8.21	$1,000	$1,014.90	$10.28	2.03%
Class E	$1,000	$612.70	$ 5.16	$1,000	$1,018.68	$ 6.46	1.27%
Class I	$1,000	$614.00	$ 4.12	$1,000	$1,020.00	$ 5.15	1.01%
Class R	$1,000	$612.10	$ 6.37	$1,000	$1,017.14	$ 7.97	1.58%
Class Y	$1,000	$613.50	$ 4.84	$1,000	$1,019.04	$ 6.06	1.20%
Ivy Real Estate Securities Fund							
Class A	$1,000	$862.00	$ 8.10	$1,000	$1,016.40	$ 8.77	1.73%
Class B	$1,000	$856.80	$13.37	$1,000	$1,010.68	$14.48	2.87%
Class C	$1,000	$858.30	$11.61	$1,000	$1,012.57	$12.58	2.49%
Class E	$1,000	$861.60	$ 7.82	$1,000	$1,016.68	$ 8.47	1.67%
Class I	$1,000	$863.70	$ 5.40	$1,000	$1,019.28	$ 5.86	1.15%
Class R	$1,000	$861.60	$ 8.00	$1,000	$1,016.44	$ 8.67	1.72%
Class Y	$1,000	$863.20	$ 6.52	$1,000	$1,018.10	$ 7.06	1.39%

See footnotes on page 6.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3–31–11	Ending Account Value 9–30–11	Expenses Paid During Period*	Beginning Account Value 3–31–11	Ending Account Value 9–30–11	Expenses Paid During Period*	
Ivy Science and Technology Fund							
Class A	$1,000	$814.20	$ 6.35	$1,000	$1,018.11	$ 7.06	1.39%
Class B	$1,000	$811.00	$10.05	$1,000	$1,014.01	$11.18	2.21%
Class C	$1,000	$811.50	$ 9.60	$1,000	$1,014.50	$10.68	2.11%
Class E	$1,000	$814.20	$ 6.53	$1,000	$1,017.89	$ 7.26	1.43%
Class I	$1,000	$815.90	$ 4.81	$1,000	$1,019.75	$ 5.35	1.06%
Class R	$1,000	$813.30	$ 7.43	$1,000	$1,016.91	$ 8.27	1.63%
Class Y	$1,000	$814.70	$ 5.90	$1,000	$1,018.53	$ 6.56	1.30%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2011, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Ivy Asset Strategy Fund

ALL DATA IS AS OF SEPTEMBER 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**81.6%**
Consumer Discretionary	32.7%
Information Technology	19.6%
Energy	13.2%
Financials	7.1%
Industrials	6.1%
Consumer Staples	1.8%
Materials	0.4%
Health Care	0.4%
Telecommunication Services	0.3%
Bullion (Gold)	**13.4%**
Purchased Options	**3.2%**
Cash and Cash Equivalents	**1.8%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	186/228	82
3 Year	70/121	58
5 Year	6/76	8
10 Year	14/43	32

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**43.6%**
United States	43.6%
Europe	**19.4%**
Germany	7.8%
Other Europe	11.6%
Pacific Basin	**18.6%**
China	12.2%
Hong Kong	4.2%
Other Pacific Basin	2.2%
Bullion (Gold)	**13.4%**
Cash and Cash Equivalents and Options	**5.0%**

Top 10 Equity Holdings

Company	Country	Sector
Wynn Resorts, Limited	United States	Consumer Discretionary
ConocoPhillips	United States	Energy
Apple Inc.	United States	Information Technology
Volkswagen AG	Germany	Consumer Discretionary
Compagnie Financiere Richemont S.A.	Switzerland	Consumer Discretionary
Baidu.com, Inc., ADR	China	Information Technology
Sands China Ltd.	China	Consumer Discretionary
Cognizant Technology Solutions Corporation, Class A	United States	Information Technology
Hyundai Motor Company	South Korea	Consumer Discretionary
Starwood Hotels & Resorts Worldwide, Inc.	United States	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Airlines – 0.3%		
Cathay Pacific Airways Limited, H Shares (A)	47,956	$ 78,266
Apparel Retail – 0.7%		
PRADA S.p.A. (A)(B)(C)	37,835	159,601
Apparel, Accessories & Luxury Goods – 4.9%		
Compagnie Financiere Richemont S.A. (A)	15,066	671,111
LVMH Moet Hennessy – Louis Vuitton (A)	3,391	447,573
		1,118,684
Asset Management & Custody Banks – 2.3%		
Apollo Global Management, LLC	12,589	128,912
Blackstone Group L.P. (The)	21,578	258,498
KKR & Co. L.P.	12,023	125,043
		512,453
Automobile Manufacturers – 5.2%		
Bayerische Motoren Werke AG (A)	6,468	427,263
Hyundai Motor Company (A)	2,951	515,801
Porsche Automobil Holding SE (A)	5,505	262,205
		1,205,269
Broadcasting – 1.5%		
CBS Corporation, Class B (D)	17,398	354,565
Casinos & Gaming – 11.0%		
Sands China Ltd. (A)(B)	59,784	139,875
Sands China Ltd. (A)(B)(C)	255,021	596,667
Wynn Macau, Limited (A)	136,226	322,150
Wynn Macau, Limited (A)(C)	14,907	35,252
Wynn Resorts, Limited (D)(E)	12,175	1,401,093
		2,495,037
Communications Equipment – 1.4%		
Juniper Networks, Inc. (B)	18,360	316,892
Computer Hardware – 4.1%		
Apple Inc. (B)(D)	2,422	923,027
Computer Storage & Peripherals – 1.4%		
NetApp, Inc. (B)(D)	9,742	330,630
Construction & Farm Machinery & Heavy Trucks – 4.3%		
AB Volvo, Class B (A)	33,763	331,680
AB Volvo, Class B (A)(C)	3,182	31,259
Caterpillar Inc. (D)	4,362	322,075
Cummins Inc. (D)	3,807	310,855
		995,869
Diversified Banks – 0.2%		
BOC Hong Kong (Holdings) Limited (A)	26,347	55,706
Diversified Metals & Mining – 0.4%		
Freeport-McMoRan Copper & Gold Inc., Class B (D)	3,266	99,456
Hotels, Resorts & Cruise Lines – 2.0%		
Starwood Hotels & Resorts Worldwide, Inc. (E)	12,045	467,602

COMMON STOCKS (Continued)	Shares	Value
Industrial Conglomerates – 1.4%		
Hutchison Port Holdings Trust (A)	2,220	$ 1,482
Hutchison Whampoa Limited, Ordinary Shares (A)	43,164	319,432
		320,914
Integrated Oil & Gas – 6.9%		
ConocoPhillips (D)	15,693	993,706
Exxon Mobil Corporation	3,195	232,075
Occidental Petroleum Corporation	3,997	285,764
StatoilHydro ASA (A)	2,319	49,767
		1,561,312
Integrated Telecommunication Services – 0.3%		
France Telecom (A)	4,748	77,703
Internet Software & Services – 5.9%		
Baidu.com, Inc., ADR (B)	6,042	645,981
Google Inc., Class A (B)	680	349,676
Tencent Holdings Limited (A)	16,579	343,890
		1,339,547
Investment Banking & Brokerage – 1.0%		
CITIC Securities Company Limited, H Shares (A)(B)(C)	134,312	229,389
IT Consulting & Other Services – 2.5%		
Cognizant Technology Solutions Corporation, Class A (B)(D)	9,125	572,138
Life & Health Insurance – 1.8%		
AIA Group Limited (A)	29,633	83,920
AIA Group Limited (A)(C)	106,100	300,468
Ping An Insurance (Group) Company of China, Ltd., A Shares (A)	6,887	35,905
		420,293
Marine – 0.1%		
A.P. Moller – Maersk A/S (A)	2	12,923
Movies & Entertainment – 1.2%		
Vivendi Universal (A)	13,586	276,599
Multi-Line Insurance – 1.8%		
China Pacific Insurance (Group) Co. Ltd., H Shares (A)	146,364	421,828
Oil & Gas Drilling – 1.6%		
Seadrill Limited (A)	13,591	375,338
Oil & Gas Equipment & Services – 4.7%		
Halliburton Company (D)	13,287	405,504
National Oilwell Varco, Inc. (D)	6,326	324,023
Schlumberger Limited (D)	6,015	359,294
		1,088,821
Pharmaceuticals – 0.4%		
Allergan, Inc.	1,236	101,838
Restaurants – 1.4%		
Starbucks Corporation	8,688	323,957
Semiconductor Equipment – 1.8%		
ASML Holding N.V., Ordinary Shares (A)	11,812	408,450

Ivy Asset Strategy Fund *(in thousands)*   SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 1.1%		
Broadcom Corporation, Class A (D)	7,877	$ 262,212
Systems Software – 1.4%		
Oracle Corporation	11,317	325,239
Tobacco – 1.8%		
Philip Morris International Inc. (D)	6,760	421,689
TOTAL COMMON STOCKS – 76.8%		**$17,653,247**
(Cost: $16,968,819)		

PREFERRED STOCKS		
Automobile Manufacturers – 4.8%		
Volkswagen AG (A)	6,165	813,617
Volkswagen AG (A)(C)	2,163	285,434
TOTAL PREFERRED STOCKS – 4.8%		**$ 1,099,051**
(Cost: $817,757)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
AB Volvo, Class B, Call SEK85.00, Expires 12–16–11, OTC (Ctrpty: Morgan Stanley Smith Barney LLC)(F)	21,002	351
ARM Holdings plc, ADR, Call $28.00, Expires 11–21–11, OTC (Ctrpty: Morgan Stanley Smith Barney LLC)	13,487	1,113
Bayerische Motoren Werke AG, Call EUR62.00, Expires 12–16–11, OTC (Ctrpty: Morgan Stanley Smith Barney LLC)(F)	3,732	443
Blackstone Group L.P. (The), Call $15.00, Expires 12–19–11, OTC (Ctrpty: Deutsche Banc Alex. Brown Inc.)	25,444	941
CBS Corporation, Class B, Call $27.00, Expires 12–19–11, OTC (Ctrpty: Morgan Stanley Smith Barney LLC)	14,932	485
DAX Index:		
Put EUR4,850.00, Expires 10–21–11, OTC (Ctrpty: Goldman, Sachs & Company)(F)	28,389	13,745
Put EUR4,950.00, Expires 10–21–11, OTC (Ctrpty: Goldman, Sachs & Company)(F)	28,402	17,433
Put EUR5,000.00, Expires 10–24–11, OTC (Ctrpty: Morgan Stanley Smith Barney LLC)(F)	28,337	19,481
Put EUR5,200.00, Expires 11–21–11, OTC (Ctrpty: JP Morgan Securities LLC)(F)	28,083	48,757
Put EUR5,350.00, Expires 11–21–11, OTC (Ctrpty: Deutsche Banc Alex. Brown Inc.)(F)	28,379	60,281
Euro (Currency):		
Put $1.44, Expires 11–23–11, OTC (Ctrpty: Deutsche Bank AG)	1	99,376
Put $1.44, Expires 11–29–11, OTC (Ctrpty: Deutsche Bank AG)	1	86,941

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Exxon Mobil Corporation, Call $77.50, Expires 10–24–11, OTC (Ctrpty: Deutsche Banc Alex. Brown Inc.)	3,902	$ 259
Freeport-McMoRan Copper & Gold Inc., Class B, Call $50.00, Expires 11–21–11, OTC (Ctrpty: Goldman, Sachs & Company)	6,982	63
Halliburton Company, Call $50.00, Expires 10–24–11, OTC (Ctrpty: JP Morgan Securities LLC)	7,203	11
Juniper Networks, Inc., Call $24.00, Expires 10–24–11, OTC (Ctrpty: Deutsche Banc Alex. Brown Inc.)	14,227	50
NASDAQ 100:		
Put $2,075.00, Expires 10–24–11, OTC (Ctrpty: Morgan Stanley Smith Barney LLC)	4,860	32,392
Put $2,100.00, Expires 10–24–11, OTC (Ctrpty: UBS Securities LLC)	4,868	36,851
Put $2,050.00, Expires 11–21–11, OTC (Ctrpty: JP Morgan Securities LLC)	4,847	47,161
Put $2,075.00, Expires 11–21–11, OTC (Ctrpty: Goldman, Sachs & Company)	4,864	51,510
Put $2,150.00, Expires 11–21–11, OTC (Ctrpty: Morgan Stanley Smith Barney LLC)	4,857	66,614
National Oilwell Varco, Inc., Call $77.50, Expires 11–21–11, OTC (Ctrpty: UBS Securities LLC)	5,626	48
Russell 2000 Index:		
Put $620.00, Expires 10–21–11, OTC (Ctrpty: UBS Securities LLC)	12,684	29,046
Put $610.00, Expires 10–24–11, OTC (Ctrpty: UBS Securities LLC)	12,684	24,797
Put $625.00, Expires 10–24–11, OTC (Ctrpty: Deutsche Banc Alex. Brown Inc.)	12,144	30,056
Put $650.00, Expires 11–19–11, OTC (Ctrpty: Deutsche Banc Alex. Brown Inc.)	12,135	61,524
Starbucks Corporation, Call $42.00, Expires 10–24–11, OTC (Ctrpty: Deutsche Banc Alex. Brown Inc.)	13,274	319
Starwood Hotels & Resorts Worldwide, Inc., Call $49.00, Expires 11–21–11, OTC (Ctrpty: Citigroup Global Markets)	7,582	432
TOTAL PURCHASED OPTIONS – 3.2%		**$ 730,480**
(Cost: $571,204)		

Ivy Asset Strategy Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Automobile Manufacturers – 0.0%		
Toyota Motor Credit Corporation, 5.130%, 1–18–15 (G)	$325	$ 319
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	470	456
Independent Power Producers & Energy Traders – 0.0%		
CESP – Companhia Energetica de Sao Paulo, 9.750%, 1–15–15 (C)(F)	BRL11,900	9,032
TOTAL CORPORATE DEBT SECURITIES – 0.0%		**$ 9,807**
(Cost: $6,349)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.500%, 8–15–17 (H)	$ 67	2
5.500%, 9–15–17 (H)	1,304	85
5.000%, 11–15–17 (H)	578	25
5.000%, 5–15–18 (H)	1,722	176
5.000%, 4–15–19 (H)	155	7
5.000%, 11–15–22 (H)	48	1
5.500%, 3–15–23 (H)	1,209	127
5.000%, 5–15–23 (H)	60	2
5.000%, 6–15–23 (H)	1,269	42
5.000%, 8–15–23 (H)	61	3
5.500%, 4–15–25 (H)	9	—*
5.500%, 10–15–25 (H)	1,647	203
5.500%, 2–15–30 (H)	15	—*
5.000%, 8–15–30 (H)	16	—*
5.000%, 10–15–30 (H)	323	3
5.500%, 3–15–31 (H)	73	2
5.500%, 10–15–32 (H)	1,354	85
5.500%, 1–15–33 (H)	1,045	154
5.500%, 5–15–33 (H)	1,394	225
5.000%, 7–15–33 (H)	686	33
6.000%, 11–15–35 (H)	1,296	216
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 5–25–22 (H)	16	—*
5.500%, 6–25–23 (H)	1,474	175
5.000%, 8–25–23 (H)	399	17
5.000%, 11–25–23 (H)	813	46
4.500%, 4–25–30 (H)	650	11
5.000%, 9–25–30 (H)	199	1
5.000%, 3–25–31 (H)	841	12
5.000%, 8–15–31 (H)	1,558	89
5.500%, 8–25–33 (H)	2,733	384
5.500%, 12–25–33 (H)	1,847	211
5.500%, 4–25–34 (H)	3,126	459
5.500%, 8–25–35 (H)	2,643	406
5.500%, 11–25–36 (H)	6,256	891
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 1–20–30 (H)	62	—*
5.000%, 6–20–31 (H)	199	7
5.500%, 3–20–32 (H)	1,184	116
5.000%, 10–20–32 (H)	1,685	199

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
7.000%, 5–20–33 (H)	$ 3,424	$ 843
5.500%, 7–16–33 (H)	1,689	341
5.000%, 7–20–33 (H)	59	6
5.500%, 11–20–33 (H)	339	33
5.500%, 6–20–35 (H)	3,217	571
5.500%, 7–20–35 (H)	1,747	281
5.500%, 10–16–35 (H)	3,097	525
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 7,015**
(Cost: $14,514)		

BULLION – 13.4%	Troy Ounces	
Gold	1,906	**$ 3,089,538**
(Cost: $2,018,511)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.5%		
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.170%, 10–6–11 (I)	$ 8,000	8,000
0.140%, 10–25–11 (I)	23,000	22,998
Avon Capital Corp. (GTD by Avon Products, Inc.),		
0.280%, 10–4–11 (I)	60,000	59,998
Bemis Company, Inc.:		
0.300%, 10–7–11 (I)	24,500	24,499
0.300%, 10–11–11 (I)	10,000	9,999
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.090%, 10–14–11 (I)	19,000	18,999
0.120%, 10–18–11 (I)	9,000	8,999
0.100%, 10–20–11 (I)	25,000	24,999
0.130%, 11–15–11 (I)	9,000	8,999
Cisco Systems, Inc.,		
0.070%, 10–11–11 (I)	47,000	46,998
Clorox Co.,		
0.340%, 10–6–11 (I)	8,000	8,000
Corporacion Andina de Fomento,		
0.250%, 11–21–11 (I)	26,750	26,741
Deere & Company,		
0.100%, 10–26–11 (I)	30,000	29,998
Diageo Capital plc (GTD by Diageo plc):		
0.390%, 10–19–11 (I)	10,000	9,998
0.410%, 10–20–11 (I)	35,000	34,992
E.I. du Pont de Nemours and Company:		
0.120%, 11–21–11 (I)	28,000	27,995
0.160%, 12–1–11 (I)	20,000	19,995
0.170%, 12–12–11 (I)	39,000	38,986
Ecolab Inc.,		
0.160%, 10–20–11 (I)	25,000	24,998
General Mills, Inc.:		
0.180%, 10–13–11 (I)	10,000	9,999
0.170%, 10–17–11 (I)	10,000	9,999
Harley-Davidson Funding Corp.:		
0.330%, 10–4–11 (I)	6,000	6,000
0.330%, 10–18–11 (I)	15,000	14,998
Heinz (H.J.) Finance Co. (GTD by Heinz (H.J.) Co.),		
0.290%, 10–25–11 (I)	30,000	29,995

Ivy Asset Strategy Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Illinois Tool Works Inc.,		
0.080%, 10–11–11 (I)	$14,000	$ 14,000
Kellogg Co.:		
0.220%, 10–5–11 (I)	10,000	10,000
0.200%, 10–11–11 (I)	14,000	13,999
0.200%, 10–18–11 (I)	20,000	19,998
Kroger Co. (The),		
0.300%, 10–3–11 (I)	2,592	2,592
McCormick & Co. Inc.,		
0.240%, 11–28–11 (I)	10,000	9,996
Sara Lee Corporation:		
0.300%, 10–4–11 (I)	10,000	10,000
0.250%, 10–11–11 (I)	10,481	10,480
0.240%, 10–13–11 (I)	10,000	9,999
Shell International Finance B.V. and Royal Dutch Shell plc (GTD by Royal Dutch Shell plc),		
0.070%, 10–24–11 (I)	5,000	5,000
St. Jude Medical, Inc.:		
0.200%, 10–3–11 (I)	14,000	14,000
0.190%, 10–11–11 (I)	8,000	8,000
0.210%, 10–26–11 (I)	50,000	49,991
0.210%, 10–27–11 (I)	10,000	9,998
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.170%, 12–1–11 (I)	10,000	9,997
0.190%, 12–19–11 (I)	31,380	31,367
Verizon Communications Inc.:		
0.260%, 10–11–11 (I)	15,000	14,999
0.280%, 10–17–11 (I)	24,750	24,747
		796,345
Municipal Obligations – Taxable – 0.2%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.),		
0.180%, 10–3–11 (J)	1,500	1,500
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation),		
0.090%, 10–3–11 (J)	3,000	3,000
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government),		
0.150%, 10–7–11 (J)	2,000	2,000
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank, N.A.),		
0.130%, 10–7–11 (J)	1,905	1,905
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)),		
0.120%, 10–3–11 (J)	10,981	10,981

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation),		
0.100%, 10–3–11 (J)	$5,475	$ 5,475
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation),		
0.100%, 10–3–11 (J)	7,890	7,890
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (GTD by JPMorgan Chase & Co.),		
0.130%, 10–3–11 (J)	9,000	9,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.),		
0.180%, 10–3–11 (J)	9,091	9,091
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.),		
0.120%, 10–7–11 (J)	2,000	2,000
The Indl Dev Auth of Phoenix, AZ, Adj Mode Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (GTD by Wachovia Bank, N.A.),		
0.140%, 10–7–11 (J)	4,298	4,298
The Pub Bldg Auth of Montgomery Cnty, TN, Adj Rate Pooled Fin Rev Bonds (TN Cnty Loan Pool), Ser 2008 (GTD by Bank of America, N.A.),		
0.240%, 10–3–11 (J)	8,575	8,575
		65,715
Notes – 0.1%		
Bank of America, N.A.,		
0.550%, 10–24–11 (J)	1,000	1,000
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corporation (GTD by United States Government),		
0.080%, 10–7–11 (J)	3,000	3,000
TOTAL SHORT-TERM SECURITIES – 3.8%		**$ 866,060**
(Cost: $866,060)		
TOTAL INVESTMENT SECURITIES – 102.0%		**$23,455,198**
(Cost: $21,263,214)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.0%)		**(469,781)**
NET ASSETS – 100.0%		**$22,985,417**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	3,735,000	6–25–12	$ 3,488	$ —
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	786,200	6–25–12	—	715
Buy	Chinese Yuan Renminbi	Citibank, N.A.	1,036,201	6–28–12	2,023	—
Sell	Euro	Deutsche Bank AG	654,425	3–13–12	17,095	—
Sell	Euro	Morgan Stanley International	242,920	3–14–12	4,998	—
Sell	Euro	Goldman Sachs International	608,750	6–15–12	16,987	—
Buy	Singapore Dollar	Deutsche Bank AG	196,052	11–23–11	—	12,438
					$44,591	$13,153

The following futures contracts were outstanding at September 30, 2011 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
DAX Index	Short	12–16–11	418	$ (76,043)	$ (3,610)
Nasdaq 100 E-mini	Short	12–16–11	25,126	(1,072,629)	40,487
Russell 2000 Index	Short	12–16–11	3,364	(215,801)	15,487
S&P 500 E-mini	Short	12–16–11	30,651	(1,725,651)	50,244
				$(3,090,124)	$102,608

The following total return swap agreements were outstanding at September 30, 2011:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	$7,228	Ping An Insurance (Group) Company of China, Ltd.	5–3–12	USD LIBOR + 0.700%	$(2,049)
UBS AG, London	12,845	Ping An Insurance (Group) Company of China, Ltd.	5–3–12	USD LIBOR + 0.700%	(3,642)
					$(5,691)

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following written options were outstanding at September 30, 2011 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price (F)	Premium Received	Market Value
AB Volvo, Class B	Morgan Stanley Smith Barney LLC	Put	21,002	December 2011	SEK 65.00	$ 1,579	$ (1,589)
ARM Holdings plc, ADR	Morgan Stanley Smith Barney LLC	Put	13,022	October 2011	$ 23.00	2,043	(1,237)
Bayerische Motoren Werke AG	Morgan Stanley Smith Barney LLC	Put	3,732	December 2011	EUR 50.00	1,803	(2,788)
Blackstone Group L.P. (The)	Deutsche Banc Alex. Brown Inc.	Put	24,959	December 2011	$ 12.00	3,244	(3,681)
CBS Corporation, Class B	Morgan Stanley Smith Barney LLC	Put	13,614	December 2011	22.00	1,963	(4,357)
DAX Index:	Goldman, Sachs & Company	Put	56,791	October 2011	EUR4,400.00	21,349	(8,401)
	Morgan Stanley Smith Barney LLC	Put	28,337	October 2011	4,550.00	11,486	(6,089)
	JP Morgan Securities LLC	Put	28,083	November 2011	4,650.00	19,376	(21,329)
	Deutsche Banc Alex. Brown Inc.	Put	28,379	November 2011	4,800.00	21,027	(27,639)
Euro (Currency):	Deutsche Bank AG	Put	1	November 2011	$ 1.35	13,086	(37,187)
	Deutsche Bank AG	Put	1	November 2011	1.35	9,839	(33,738)
Exxon Mobil Corporation	Deutsche Banc Alex. Brown Inc.	Put	3,902	October 2011	65.00	742	(281)
Freeport-McMoRan Copper & Gold Inc., Class B	Goldman, Sachs & Company	Put	7,305	November 2011	41.00	1,629	(8,200)
Halliburton Company	JP Morgan Securities LLC	Put	7,131	October 2011	42.00	1,458	(8,219)
Juniper Networks, Inc.	Deutsche Banc Alex. Brown Inc.	Put	14,976	October 2011	20.00	1,959	(4,523)
NASDAQ 100:	Morgan Stanley Smith Barney LLC	Put	4,860	October 2011	1,850.00	7,290	(8,651)
	UBS Securities LLC	Put	4,868	October 2011	1,875.00	8,276	(10,150)
	JP Morgan Securities LLC	Put	4,847	November 2011	1,825.00	16,674	(20,212)
	Goldman, Sachs & Company	Put	4,864	November 2011	1,850.00	17,024	(22,350)
	Morgan Stanley Smith Barney LLC	Put	4,857	November 2011	1,925.00	13,600	(29,749)
National Oilwell Varco, Inc.	UBS Securities LLC	Put	4,792	November 2011	62.50	2,010	(6,002)
Russell 2000 Index:	UBS Securities LLC	Put	24,828	October 2011	560.00	22,409	(20,607)
	UBS Securities LLC	Put	12,684	October 2011	550.00	10,464	(8,371)
	Deutsche Banc Alex. Brown Inc.	Put	12,135	November 2011	580.00	16,443	(30,216)
Starbucks Corporation	Deutsche Banc Alex. Brown Inc.	Put	8,809	October 2011	34.00	738	(700)
Starwood Hotels & Resorts Worldwide, Inc.	Citigroup Global Markets	Put	7,488	November 2011	40.00	1,791	(3,108)
						$229,302	$(329,374)

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $1,647,102 or 7.2% of net assets.

(D) All or a portion of the security position has been pledged as collateral on open futures contracts.

(E) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, EUR - Euro and SEK - Swedish Krona).

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011.

(H) Interest Only Security. Amount shown as principal represents notional amount for computation of interest.

(I) Rate shown is the yield to maturity at September 30, 2011.

(J) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 2,706,818	$3,694,495	$ —
Consumer Staples	421,689	—	—
Energy	2,600,365	425,106	—
Financials	512,454	897,827	229,389
Health Care	101,838	—	—
Industrials	632,930	775,042	—
Information Technology	3,725,796	752,339	—
Materials	99,456	—	—
Telecommunication Services	—	77,703	—
Total Common Stocks	$10,801,346	$6,622,512	$229,389
Preferred Stocks	—	1,099,051	—
Purchased Options	—	730,480	—
Corporate Debt Securities	—	9,807	—
United States Government Agency Obligations	—	7,015	—
Bullion	3,089,538	—	—
Short-Term Securities	—	866,060	—
Total	$13,890,884	$9,334,925	$229,389
Forward Foreign Currency Contracts	$ —	$ 44,591	$ —
Futures Contracts	106,218	—	—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 13,153	$ —
Futures Contracts	3,610	—	—
Written Options	—	329,374	—
Swap Agreements	—	5,691	—

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Investment Funds
Beginning Balance 4–1–11	$ —	$ 4,686
Net realized gain (loss)	—	(2,119)
Net unrealized appreciation (depreciation)	(2,111)	—
Purchases	231,500	—
Sales	—	(2,567)
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 9–30–11	$229,389	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–11	$ (2,111)	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)

United States	43.6%
China	12.2%
Germany	7.8%
Hong Kong	4.2%
France	3.4%
Switzerland	3.0%
South Korea	2.2%
Norway	1.8%
Netherlands	1.8%
Sweden	1.5%
Other Countries	0.1%
Other+	18.4%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Asset Strategy New Opportunities Fund
ALL DATA IS AS OF SEPTEMBER 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**76.5%**
Consumer Discretionary	21.8%
Industrials	11.1%
Financials	10.2%
Information Technology	9.8%
Consumer Staples	8.4%
Energy	7.8%
Health Care	3.9%
Materials	3.5%
Bullion (Gold)	**3.1%**
Purchased Options	**0.9%**
Cash and Cash Equivalents	**19.5%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	217/228	95

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**28.1%**
Turkey	7.0%
South Korea	6.8%
Hong Kong	6.1%
China	5.3%
Other Pacific Basin	2.9%
South America	**17.1%**
Brazil	17.1%
Europe	**12.7%**
United Kingdom	3.9%
Other Europe	8.8%
North America	**10.8%**
United States	10.8%
Other	**7.8%**
Bullion (Gold)	**3.1%**
Cash and Cash Equivalents and Options	**20.4%**

Top 10 Equity Holdings

Company	Country	Sector
Kia Motors Corporation	South Korea	Consumer Discretionary
SINA Corporation	China	Information Technology
Copa Holdings, S.A., Class A	Panama	Industrials
SJM Holdings Limited	Hong Kong	Consumer Discretionary
BRF-Brasil Foods S.A.	Brazil	Consumer Staples
Gentex Corporation	United States	Consumer Discretionary
GLOVIS Co., Ltd.	South Korea	Industrials
Chicago Bridge & Iron Company N.V., NY Shares	Netherlands	Industrials
DexCom, Inc.	United States	Health Care
BIM Birlesik Magazalar Anonim Sirketi	Turkey	Consumer Staples

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy New Opportunities Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Advertising – 1.5%		
Focus Media Holding Limited, ADR (A)	346	$ 5,809
Air Freight & Logistics – 2.8%		
GLOVIS Co., Ltd. (B)	73	10,772
Airlines – 3.4%		
Copa Holdings, S.A., Class A	218	13,383
Auto Parts & Equipment – 2.8%		
Gentex Corporation (C)	457	10,984
Automobile Manufacturers – 6.0%		
Ford Otomotiv Sanayi A.S. (B)	1,114	7,761
Kia Motors Corporation (B)	259	15,455
		23,216
Casinos & Gaming – 4.6%		
Galaxy Entertainment Group Limited, ADR (A)(B)	3,293	4,784
SJM Holdings Limited (B)	7,332	12,953
		17,737
Coal & Consumable Fuels – 0.6%		
Alpha Natural Resources, Inc. (A)	132	2,339
Communications Equipment – 2.4%		
Acme Packet, Inc. (A)	89	3,773
Aruba Networks, Inc. (A)	271	5,667
		9,440
Construction & Engineering – 2.7%		
Chicago Bridge & Iron Company N.V., NY Shares	360	10,307
Diversified Banks – 4.1%		
Capitec Bank Holdings Limited (B)	213	5,049
Commercial International Bank (Egypt) S.A.E. (B)	156	596
Turkiye Is Bankasi A.S. (B)	1,640	4,213
Yapi ve Kredi Bankasi A.S. (A)(B)	2,818	6,222
		16,080
Diversified Metals & Mining – 1.2%		
Walter Industries, Inc.	82	4,938
Diversified Support Services – 2.2%		
Aggreko plc (B)	346	8,712
Education Services – 0.9%		
Anhanguera Educacional Participacoes S.A. (B)	233	2,780
Anhanguera Educacional Participacoes S.A. (B)(D)	50	597
		3,377
Food Distributors – 1.0%		
Olam International Limited (B)	2,247	3,829
Food Retail – 3.3%		
BIM Birlesik Magazalar Anonim Sirketi (B)	330	9,073
X5 Retail Group N.V., GDR (A)(B)	131	3,608
		12,681
Gold – 0.9%		
Centamin Egypt Limited (A)(B)	2,368	3,449
Health Care Equipment – 2.3%		
DexCom, Inc. (A)	776	9,315

COMMON STOCKS (Continued)	Shares	Value
Health Care Services – 1.0%		
Fleury S.A. (B)	321	$ 3,730
Homebuilding – 4.5%		
MRV Engenharia e Participacoes S.A. (B)	1,626	8,283
Rossi Residencial S.A. (B)	1,951	9,036
		17,319
Hotels, Resorts & Cruise Lines – 1.5%		
MGM China Holdings Limited, H Shares (A)(B)(D)	4,500	5,963
Internet Software & Services – 7.4%		
Mail.ru Group Limited, GDR (A)(B)(D)	181	5,229
MercadoLibre, Inc.	166	8,910
SINA Corporation (A)	202	14,451
		28,590
Investment Banking & Brokerage – 0.3%		
EFG-Hermes Holding Company (A)(B)	356	994
Managed Health Care – 0.6%		
Amil Participacoes S.A. (B)	247	2,187
Oil & Gas Drilling – 1.4%		
North Atlantic Drilling Ltd. (B)(D)	3,760	5,252
Oil & Gas Equipment & Services – 2.8%		
Dresser-Rand Group Inc. (A)	45	1,824
Dril-Quip, Inc. (A)	71	3,828
Technip-Coflexip (B)	66	5,303
		10,955
Oil & Gas Exploration & Production – 3.0%		
Cairn Energy plc (A)(B)	1,563	6,778
Cairn India Limited (A)(B)	272	1,509
Kosmos Energy Ltd. (A)	314	3,682
		11,969
Packaged Foods & Meats – 4.1%		
BRF-Brasil Foods S.A. (B)	705	12,095
Cosan S.A. Industria e Comercio, Class A	433	4,104
		16,199
Real Estate Development – 2.1%		
Talaat Mostafa Group Holding (S.A.E.) (A)(B)	3,545	2,180
UEM Land Holdings Berhad (A)(B)	11,280	6,092
		8,272
Real Estate Management & Development – 1.8%		
BR Properties S.A. (B)	724	6,523
BR Properties S.A. (B)(D)	50	451
		6,974
Real Estate Operating Companies – 1.9%		
BRMalls Participacoes S.A. (B)	745	7,464
Specialty Chemicals – 1.2%		
Novozymes A/S, Class B (B)	32	4,607
Steel – 0.2%		
Ezz Steel Company (An Egyptian Joint Stock Company) (A)(B)	630	623
TOTAL COMMON STOCKS – 76.5%		**$297,466**

(Cost: $363,004)

Ivy Asset Strategy New Opportunities Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
iShares MSCI Brazil Index Fund,		
Put $50.00, Expires 10–24–11	5,450	$ 1,161
iShares MSCI Emerging Index Fund:		
Put $33.00, Expires 10–24–11	1,800	207
Put $34.00, Expires 10–24–11	9,690	1,410
KOSPI Composite Index, Put $210.00, Expires 11–11–11, OTC (Ctrpty: JP Morgan Securities LLC)	1,300	846
TOTAL PURCHASED OPTIONS – 0.9%		**$ 3,624**
(Cost: $3,984)		

BULLION – 3.1%	Troy Ounces	
Gold	7	**$12,004**
(Cost: $12,923)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 10.5%		
Bemis Company, Inc., 0.330%, 10–5–11 (E)	$4,000	4,000
Danaher Corporation, 0.070%, 10–5–11 (E)	5,000	5,000
Harley-Davidson Funding Corp., 0.330%, 10–24–11 (E)	4,000	3,999
Kellogg Co., 0.210%, 10–27–11 (E)	$10,000	9,998
Mattel Inc., 0.320%, 10–26–11 (E)	5,000	4,999
Novartis Finance Corp., 0.070%, 10–7–11 (E)	8,000	8,000
Wisconsin Electric Power Co., 0.120%, 10–3–11 (E)	4,825	4,825
		40,821
Master Note – 1.2%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (F)	4,540	4,540
TOTAL SHORT-TERM SECURITIES – 11.7%		**$ 45,361**
(Cost: $45,361)		
TOTAL INVESTMENT SECURITIES – 92.2%		**$358,455**
(Cost: $425,272)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 7.8%		**30,457**
NET ASSETS – 100.0%		**$388,912**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Goldman Sachs International	81,890	11–3–11	$1,069	$—

The following written options were outstanding at September 30, 2011 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
iShares MSCI Brazil Index Fund	N/A	Put	5,450	October 2011	$ 45.00	$ 575	$ (498)
iShares MSCI Emerging Index Fund	N/A	Put	11,490	October 2011	30.00	646	(609)
KOSPI Composite Index	JP Morgan Securities LLC	Put	1,300	November 2011	187.50	517	(344)
						$1,738	$(1,451)

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $17,492 or 4.5% of net assets.

(E)Rate shown is the yield to maturity at September 30, 2011.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

Ivy Asset Strategy New Opportunities Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 43,452	$ 40,953	$ —
Consumer Staples	16,199	16,510	—
Energy	16,924	13,591	—
Financials	14,438	25,346	—
Health Care	15,232	—	—
Industrials	23,691	19,483	—
Information Technology	38,030	—	—
Materials	4,939	8,678	—
Total Common Stocks	$172,905	$124,561	$ —
Purchased Options	2,778	846	—
Bullion	12,004	—	—
Short-Term Securities	—	45,361	—
Total	$187,687	$170,768	$ —
Forward Foreign Currency Contracts	$ —	$ 1,069	$ —
Liabilities			
Written Options	$ 1,107	$ 344	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
OTC = Over the Counter

Country Diversification	
(as a % of net assets)	
Brazil	17.1%
United States	10.8%
Turkey	7.0%
South Korea	6.8%
Hong Kong	6.1%
China	5.3%
United Kingdom	3.9%
Panama	3.4%
Netherlands	2.7%
Egypt	2.2%
Russia	2.2%
Malaysia	1.5%
Norway	1.4%
France	1.3%
South Africa	1.3%
Denmark	1.2%
Singapore	1.0%
Other Countries	1.3%
Other+	23.5%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Balanced Fund

Asset Allocation

Stocks	**64.6%**
Consumer Discretionary	14.1%
Consumer Staples	12.4%
Information Technology	11.0%
Energy	6.4%
Health Care	6.1%
Industrials	5.9%
Financials	4.5%
Materials	2.0%
Telecommunication Services	1.3%
Utilities	0.9%
Bonds	**26.2%**
Corporate Debt Securities	22.8%
United States Government and Government Agency Obligations	3.0%
Other Government Securities	0.4%
Cash and Cash Equivalents	**9.2%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	18/560	4
3 Year	87/514	17
5 Year	14/427	4
10 Year	16/218	8

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
ConocoPhillips	Energy
Allergan, Inc.	Health Care
JPMorgan Chase & Co.	Financials
CBS Corporation, Class B	Consumer Discretionary
Limited Brands, Inc.	Consumer Discretionary
Mead Johnson Nutrition Company	Consumer Staples
Anheuser-Busch Inbev S.A., ADR	Consumer Staples
Microchip Technology Incorporated	Information Technology
McDonald's Corporation	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Balanced Fund (in thousands)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.0%		
General Dynamics Corporation	32	$ 1,809
Honeywell International Inc.	86	3,777
Precision Castparts Corp.	21	3,218
		8,804
Air Freight & Logistics – 1.0%		
Expeditors International of Washington, Inc.	75	3,049
Apparel Retail – 1.9%		
Limited Brands, Inc.	144	5,530
Application Software – 1.2%		
Intuit Inc.	77	3,639
Auto Parts & Equipment – 2.1%		
BorgWarner Inc. (A)	68	4,133
Johnson Controls, Inc.	76	1,994
		6,127
Brewers – 1.7%		
Anheuser-Busch Inbev S.A., ADR	97	5,144
Broadcasting – 1.9%		
CBS Corporation, Class B	273	5,556
Casinos & Gaming – 1.2%		
Wynn Resorts, Limited	32	3,717
Computer Hardware – 3.2%		
Apple Inc. (A)	26	9,758
Construction & Farm Machinery & Heavy Trucks – 0.7%		
Cummins Inc.	26	2,115
Department Stores – 1.3%		
Macy's Inc.	152	3,993
Distillers & Vintners – 1.6%		
Brown-Forman Corporation, Class B	70	4,906
Electric Utilities – 0.9%		
PPL Corporation	97	2,766
Fertilizers & Agricultural Chemicals – 1.2%		
Monsanto Company	56	3,374
Food Retail – 1.0%		
Whole Foods Market, Inc.	45	2,913
Footwear – 1.5%		
NIKE, Inc., Class B	53	4,566
Health Care Distributors – 1.4%		
Henry Schein, Inc. (A)	69	4,254
Health Care Supplies – 1.1%		
DENTSPLY International Inc.	106	3,256
Hotels, Resorts & Cruise Lines – 1.3%		
Hyatt Hotels Corporation, Class A (A)	125	3,931

COMMON STOCKS (Continued)	Shares	Value
Household Products – 1.3%		
Colgate-Palmolive Company	44	$ 3,937
Industrial Gases – 0.8%		
Praxair, Inc.	26	2,449
Integrated Oil & Gas – 2.1%		
ConocoPhillips	101	6,370
Integrated Telecommunication Services – 1.3%		
AT&T Inc.	133	3,779
Internet Software & Services – 1.2%		
Google Inc., Class A (A)	7	3,498
IT Consulting & Other Services – 1.0%		
Accenture plc, Class A	58	3,055
Motorcycle Manufacturers – 1.2%		
Harley-Davidson, Inc.	106	3,629
Oil & Gas Equipment & Services – 3.5%		
Halliburton Company	97	2,973
National Oilwell Varco, Inc.	91	4,666
Schlumberger Limited	49	2,921
		10,560
Oil & Gas Exploration & Production – 0.8%		
Southwestern Energy Company (A)	67	2,246
Other Diversified Financial Services – 2.0%		
JPMorgan Chase & Co.	198	5,951
Packaged Foods & Meats – 2.8%		
General Mills, Inc.	71	2,716
Mead Johnson Nutrition Company	79	5,424
		8,140
Personal Products – 1.4%		
Estee Lauder Companies Inc. (The), Class A	47	4,102
Pharmaceuticals – 3.6%		
Allergan, Inc.	75	6,163
Johnson & Johnson	69	4,421
		10,584
Property & Casualty Insurance – 1.2%		
Travelers Companies, Inc. (The)	72	3,509
Railroads – 1.2%		
Union Pacific Corporation	43	3,520
Regional Banks – 1.3%		
PNC Financial Services Group, Inc. (The)	83	4,005
Restaurants – 1.7%		
McDonald's Corporation	57	4,962
Semiconductor Equipment – 1.2%		
ASML Holding N.V., NY Registry Shares	100	3,437

Ivy Balanced Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 1.7%		
Microchip Technology Incorporated	161	$ 5,015
Soft Drinks – 1.0%		
PepsiCo, Inc.	50	3,083
Systems Software – 1.5%		
Oracle Corporation	155	4,463
Tobacco – 1.6%		
Philip Morris International Inc.	74	4,629
TOTAL COMMON STOCKS – 64.6%		$ 192,321
(Cost: $172,670)		

CORPORATE DEBT SECURITIES	Principal	Value
Airlines – 0.2%		
Southwest Airlines Co., 6.500%, 3–1–12	$ 500	510
Apparel Retail – 0.9%		
Limited Brands, Inc., 6.625%, 4–1–21	2,915	2,938
Auto Parts & Equipment – 0.4%		
BorgWarner Inc., 4.625%, 9–15–20	1,000	1,077
Automobile Manufacturers – 0.4%		
Ford Motor Company, Convertible, 4.250%, 11–15–16	1,000	1,299
Brewers – 0.5%		
Anheuser-Busch InBev Worldwide Inc.:		
3.000%, 10–15–12	500	510
5.375%, 11–15–14	1,000	1,118
		1,628
Broadcasting – 0.6%		
CBS Corporation:		
8.875%, 5–15–19	500	639
4.300%, 2–15–21	1,000	1,007
		1,646
Cable & Satellite – 0.6%		
DirecTV Holdings LLC and DirecTV Financing Co., Inc., 3.500%, 3–1–16	1,000	1,033
Discovery Communications, LLC, 4.375%, 6–15–21	750	776
		1,809
Construction & Farm Machinery & Heavy Trucks – 0.6%		
Caterpillar Inc.:		
0.398%, 11–21–12 (B)	400	400
1.375%, 5–27–14	1,000	1,008
John Deere Capital Corporation, 5.250%, 10–1–12	500	522
		1,930

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 1.3%		
American Express Credit Corporation, 5.125%, 8–25–14	$ 200	$ 217
Capital One Financial Corporation, 2.125%, 7–15–14	1,000	990
Caterpillar Financial Services Corporation, 1.550%, 12–20–13	1,000	1,012
Ford Motor Credit Company LLC, 7.000%, 4–15–15	750	788
USAA Capital Corporation, 1.050%, 9–30–14 (C)	1,000	997
		4,004
Data Processing & Outsourced Services – 0.4%		
Western Union Company (The), 6.500%, 2–26–14	1,000	1,102
Diversified Banks – 1.2%		
Bank of New York Mellon Corporation (The), 1.500%, 1–31–14	1,250	1,260
Barclays Bank plc, 2.375%, 1–13–14	600	587
U.S. Bancorp, 4.200%, 5–15–14	1,000	1,074
Wells Fargo & Company, 3.676%, 6–15–16 (B)	500	521
		3,442
Diversified Capital Markets – 0.8%		
Deutsche Bank AG:		
3.450%, 3–30–15	500	498
3.250%, 1–11–16	2,000	1,962
		2,460
Diversified Metals & Mining – 0.2%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	500	592
Drug Retail – 0.2%		
CVS Caremark Corporation, 3.250%, 5–18–15	550	579
Electric Utilities – 0.2%		
Hydro-Quebec, 8.000%, 2–1–13	500	548
Fertilizers & Agricultural Chemicals – 0.4%		
Monsanto Company, 2.750%, 4–15–16	1,000	1,054
Food Distributors – 0.2%		
Cargill, Inc., 4.307%, 5–14–21 (C)	424	460
Food Retail – 0.3%		
Kroger Co. (The), 6.200%, 6–15–12	1,000	1,034
General Merchandise Stores – 0.3%		
Target Corporation, 1.125%, 7–18–14	1,000	1,008

Ivy Balanced Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Gold – 0.6%		
Newmont Mining Corporation, Convertible, 3.000%, 2–15–12	$1,200	$ 1,658
Health Care Equipment – 0.5%		
Stryker Corporation, 2.000%, 9–30–16	1,500	1,508
Health Care Services – 0.7%		
Quest Diagnostics Incorporated, 3.200%, 4–1–16	2,000	2,078
Health Care Supplies – 0.3%		
DENTSPLY International Inc., 2.750%, 8–15–16	1,000	1,008
Home Improvement Retail – 0.1%		
Home Depot, Inc. (The), 4.400%, 4–1–21	250	272
Household Products – 0.2%		
Colgate-Palmolive Company, 1.250%, 5–1–14	500	506
Hypermarkets & Super Centers – 0.6%		
Wal-Mart Stores, Inc.:		
0.750%, 10–25–13	1,500	1,505
2.875%, 4–1–15	250	264
		1,769
Industrial Gases – 0.6%		
Praxair, Inc.:		
4.375%, 3–31–14	1,000	1,080
3.000%, 9–1–21	1,000	1,003
		2,083
Industrial Machinery – 0.6%		
Eaton Corporation, 0.679%, 6–16–14 (B)	750	751
Illinois Tool Works Inc., 5.150%, 4–1–14	1,000	1,095
		1,846
Integrated Oil & Gas – 0.5%		
Cenovus Energy Inc., 4.500%, 9–15–14	250	270
ConocoPhillips, 4.750%, 2–1–14	1,000	1,089
		1,359
Integrated Telecommunication Services – 0.4%		
AT&T Inc., 4.850%, 2–15–14	1,000	1,075
Investment Banking & Brokerage – 0.2%		
Morgan Stanley, 4.100%, 1–26–15	500	477
IT Consulting & Other Services – 0.7%		
International Business Machines Corporation, 1.250%, 5–12–14	2,000	2,018

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance – 1.4%		
MetLife Global Funding I:		
2.000%, 1–10–14 (C)	$1,200	$ 1,206
2.500%, 9–29–15 (C)	2,500	2,520
Prudential Financial, Inc., 4.750%, 9–17–15	500	522
		4,248
Movies & Entertainment – 0.2%		
Viacom Inc., 4.375%, 9–15–14	500	534
Oil & Gas Equipment & Services – 0.2%		
Schlumberger S.A. (GTD by Schlumberger Limited), 2.650%, 1–15–16 (C)	500	515
Oil & Gas Exploration & Production – 0.3%		
EOG Resources, Inc., 2.500%, 2–1–16	1,000	1,021
Other Diversified Financial Services – 1.5%		
JPMorgan Chase & Co.:		
4.650%, 6–1–14	1,000	1,059
3.450%, 3–1–16	2,000	2,009
3.150%, 7–5–16	750	746
7.900%, 4–29–49 (B)	500	515
		4,329
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (C)(D)	7	—*
8.000%, 3–31–11 (C)(D)	1	—*
		—*
Packaged Foods & Meats – 0.7%		
Kellogg Company, 4.450%, 5–30–16	500	558
Unilever Capital Corporation:		
2.750%, 2–10–16	1,000	1,057
5.900%, 11–15–32	350	465
		2,080
Pharmaceuticals – 0.6%		
Pfizer Inc., 4.450%, 3–15–12	1,000	1,017
Roche Holdings Ltd, 5.000%, 3–1–14 (C)	636	699
		1,716
Property & Casualty Insurance – 0.6%		
Berkshire Hathaway Finance Corporation, 4.000%, 4–15–12 (C)	1,000	1,018
Fidelity National Financial, Inc., 6.600%, 5–15–17	800	843
		1,861
Restaurants – 0.1%		
YUM! Brands, Inc., 4.250%, 9–15–15	250	268

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Semiconductors – 0.3%		
Texas Instruments Incorporated,		
0.466%, 5–15–13 (B)	$1,000	$ 1,000
Soft Drinks – 0.2%		
PepsiCo, Inc.,		
3.750%, 3–1–14	500	534
Systems Software – 0.2%		
Microsoft Corporation,		
2.950%, 6–1–14	500	531
Tobacco – 0.2%		
Philip Morris International Inc.,		
4.500%, 3–26–20	500	557
Wireless Telecommunication Service – 0.6%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15	1,200	1,243
American Tower Corporation,		
4.625%, 4–1–15	500	530
		1,773
TOTAL CORPORATE DEBT SECURITIES – 22.8%		**$67,744**

(Cost: $64,888)

OTHER GOVERNMENT SECURITIES

	Principal	Value
Qatar – 0.2%		
State of Qatar,		
4.000%, 1–20–15 (C)	750	789
Supranational – 0.2%		
International Bank for Reconstruction and		
Development,		
2.375%, 5–26–15	450	475
TOTAL OTHER GOVERNMENT SECURITIES – 0.4%		**$ 1,264**

(Cost: $1,198)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 0.6%		
Federal National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
6.000%, 9–1–17	154	167
5.000%, 1–1–18	131	142
5.500%, 4–1–18	66	72
6.500%, 10–1–28	97	112
6.500%, 2–1–29	15	17
7.000%, 11–1–31	86	100
6.500%, 2–1–32	86	97
7.000%, 2–1–32	122	140
7.000%, 3–1–32	53	61
7.000%, 7–1–32	89	102
6.000%, 9–1–32	338	376
6.500%, 9–1–32	80	90
5.500%, 5–1–33	204	223
5.500%, 6–1–33	115	126
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.6%		**$ 1,825**

(Cost: $1,671)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 2.4%		
United States Treasury Bonds,		
7.500%, 11–15–16	$ 500	$ 663
United States Treasury Notes:		
3.875%, 2–15–13	1,250	1,312
3.625%, 5–15–13	750	791
4.250%, 8–15–13	900	967
4.250%, 8–15–15	3,000	3,411
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.4%		**$ 7,144**

(Cost: $6,428)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 3.7%		
CVS Caremark Corporation,		
0.250%, 10–3–11 (E)	4,000	4,000
Diageo Capital plc (GTD by Diageo plc),		
0.390%, 10–19–11 (E)	3,000	2,999
Kraft Foods Inc.,		
0.160%, 10–3–11 (E)	4,000	4,000
		10,999
Master Note – 2.2%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (F)	6,441	6,441
Municipal Obligations – Taxable – 2.3%		
NYC GO Bonds, Fiscal 2006 Ser E (GTD by		
Bank of America, N.A.),		
0.180%, 10–3–11 (F)	6,851	6,851
TOTAL SHORT-TERM SECURITIES – 8.2%		**$ 24,291**

(Cost: $24,291)

TOTAL INVESTMENT SECURITIES – 99.0%		**$294,589**
(Cost: $271,146)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**3,075**
NET ASSETS – 100.0%		**$297,664**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $8,204 or 2.8% of net assets.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Rate shown is the yield to maturity at September 30, 2011.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

Ivy Balanced Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$192,321	$ —	$—
Corporate Debt Securities	—	67,744	—
Other Government Securities	—	1,264	—
United States Government Agency Obligations	—	1,825	—
United States Government Obligations	—	7,144	—
Short-Term Securities	—	24,291	—
Total	$192,321	$102,268	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Ivy Energy Fund

Asset Allocation

Stocks	**92.9%**
Energy	83.5%
Industrials	6.9%
Materials	1.4%
Consumer Discretionary	1.1%
Cash and Cash Equivalents	**7.1%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	64/85	75
3 Year	25/68	37
5 Year	17/55	31

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**80.0%**
United States	74.6%
Canada	5.4%
Europe	**8.6%**
Netherlands	3.8%
Other Europe	4.8%
Pacific Basin	**2.5%**
Other	**1.1%**
Bahamas/Caribbean	**0.7%**
Cash and Cash Equivalents	**7.1%**

Top 10 Equity Holdings

Company	Sector	Industry
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
Exxon Mobil Corporation	Energy	Integrated Oil & Gas
Baker Hughes Incorporated	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Halliburton Company	Energy	Oil & Gas Equipment & Services
Apache Corporation	Energy	Oil & Gas Exploration & Production
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Energy Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Auto Parts & Equipment – 1.1%		
BorgWarner Inc. (A)	18	$ 1,111
Coal & Consumable Fuels – 2.9%		
Alpha Natural Resources, Inc. (A)	22	390
Arch Coal, Inc.	53	767
Cameco Corporation	31	560
Peabody Energy Corporation	33	1,119
		2,836
Construction & Engineering – 4.1%		
Chicago Bridge & Iron Company N.V., NY Shares	44	1,255
Fluor Corporation	45	2,097
Jacobs Engineering Group Inc. (A)	20	630
		3,982
Construction & Farm Machinery & Heavy Trucks – 1.5%		
Caterpillar Inc.	7	502
Cummins Inc.	12	980
		1,482
Diversified Metals & Mining – 1.4%		
BHP Billiton Limited, ADR	20	1,359
Industrial Machinery – 1.3%		
Gardner Denver, Inc.	21	1,328
Integrated Oil & Gas – 9.7%		
ConocoPhillips	40	2,526
Exxon Mobil Corporation	44	3,229
Occidental Petroleum Corporation	38	2,683
Suncor Energy Inc.	44	1,112
		9,550
Oil & Gas Drilling – 5.1%		
ENSCO International Incorporated	21	854
Helmerich & Payne, Inc.	55	2,219
Nabors Industries Ltd. (A)	54	660
Seadrill Limited	49	1,349
		5,082
Oil & Gas Equipment & Services – 29.3%		
Baker Hughes Incorporated	67	3,083
C&J Energy Services, Inc. (A)	47	776
Cameron International Corporation (A)	54	2,245
Core Laboratories N.V.	27	2,443
Dresser-Rand Group Inc. (A)	38	1,546
Dril-Quip, Inc. (A)	21	1,129
FMC Technologies, Inc. (A)	52	1,957
Halliburton Company	94	2,864
McDermott International, Inc. (A)	35	374
National Oilwell Varco, Inc.	87	4,480
Schlumberger Limited	73	4,345
Superior Energy Services, Inc. (A)	49	1,282
Tenaris S.A., ADR	40	1,008
Weatherford International Ltd. (A)	123	1,507
		29,039

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 28.1%		
Anadarko Petroleum Corporation	52	$ 3,280
Apache Corporation	34	2,704
Cabot Oil & Gas Corporation	27	1,668
CNOOC Limited, ADR	7	1,130
Concho Resources Inc. (A)	13	953
Continental Resources, Inc. (A)	61	2,929
Devon Energy Corporation	14	786
EOG Resources, Inc.	19	1,381
Kosmos Energy Ltd. (A)	59	696
Newfield Exploration Company (A)	57	2,252
Noble Energy, Inc.	29	2,069
Oasis Petroleum LLC (A)	90	2,004
Plains Exploration and Production Company (A)	40	915
Southwestern Energy Company (A)	81	2,683
St. Mary Land & Exploration Company	20	1,213
Ultra Petroleum Corp. (A)	40	1,112
		27,775
Oil & Gas Refining & Marketing – 0.6%		
Clean Energy Fuels Corp. (A)	56	627
Oil & Gas Storage & Transportation – 7.8%		
El Paso Corporation	135	2,367
El Paso Pipeline Partners, L.P.	49	1,731
Enbridge Inc.	79	2,519
Williams Companies, Inc. (The)	45	1,087
		7,704
TOTAL COMMON STOCKS – 92.9%		**$91,875**
(Cost: $83,714)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 5.2%		
McCormick & Co. Inc., 0.100%, 10–3–11 (B)	$5,089	5,089
Master Note – 1.8%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (C)	1,825	1,825
TOTAL SHORT-TERM SECURITIES – 7.0%		**$ 6,914**
(Cost: $6,914)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$98,789**
(Cost: $90,628)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**137**
NET ASSETS – 100.0%		**$98,926**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2011.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$91,875	$ —	$—
Short-Term Securities	—	6,914	—
Total	$91,875	$6,914	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	74.6%
Canada	5.4%
Netherlands	3.8%
Switzerland	1.5%
Norway	1.4%
Australia	1.4%
Hong Kong	1.1%
Luxembourg	1.0%
Other Countries	2.7%
Other+	7.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Natural Resources Fund

Asset Allocation

Stocks	**88.4%**
Materials	41.2%
Energy	40.6%
Information Technology	2.2%
Utilities	1.9%
Industrials	1.2%
Financials	0.7%
Consumer Staples	0.6%
Purchased Options	**6.0%**
Bonds	**0.1%**
Corporate Debt Securities	0.1%
Cash and Cash Equivalents	**5.5%**

Country Weightings

North America	**59.0%**
United States	44.4%
Canada	14.6%
Europe	**14.0%**
United Kingdom	11.5%
Other Europe	2.5%
Pacific Basin	**11.1%**
China	3.6%
Other Pacific Basin	7.5%
South America	**3.3%**
Other	**1.1%**
Cash and Cash Equivalents and Options	**11.5%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	113/133	85
3 Year	81/106	76
5 Year	53/57	92
10 Year	20/30	65

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Cabot Oil & Gas Corporation	United States	Energy	Oil & Gas Exploration & Production
Xstrata plc	United Kingdom	Materials	Diversified Metals & Mining
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Baker Hughes Incorporated	United States	Energy	Oil & Gas Equipment & Services
Cameron International Corporation	United States	Energy	Oil & Gas Equipment & Services
LG Chem, Ltd.	South Korea	Materials	Commodity Chemicals
Plains Exploration and Production Company	United States	Energy	Oil & Gas Exploration & Production
Allegheny Technologies Incorporated	United States	Materials	Steel
Potash Corporation of Saskatchewan Inc.	Canada	Materials	Fertilizers & Agricultural Chemicals
ENSCO International Incorporated	United Kingdom	Energy	Oil & Gas Drilling

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Natural Resources Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil – 2.9%		
Companhia de Saneamento de Minas Gerais	813	$ 12,743
Companhia Energetica de Minas Gerais – CEMIG, ADR	2,000	29,680
Suzano Bahia Sul Papel E Celulose S.A.	12,000	54,057
Tractebel Energia S.A.	1,500	20,710
		117,190
Canada – 14.6%		
Advantage Oil & Gas Ltd. (A)	3,171	11,951
Agrium Inc.	750	49,995
Athabasca Oil Sands Corp. (A)	3,500	35,805
Barrick Gold Corporation	1,000	46,650
Canadian Natural Resources Limited	750	22,023
Cenovus Energy Inc.	1,000	30,795
Connacher Oil and Gas Limited (A)	6,734	2,088
First Quantum Minerals Ltd.	7,000	93,186
Goldcorp Inc.	650	29,666
IAMGOLD Corporation	3,250	64,603
Neo Material Technologies Inc. (A)	2,500	15,221
Potash Corporation of Saskatchewan Inc.	2,400	103,729
Progress Energy Resources Corp.	500	6,150
Silver Wheaton Corp.	1,750	51,538
Southern Pacific Resource Corp. (A)	6,080	6,962
Teck Cominco Limited	600	17,704
		588,066
China – 3.6%		
China Metal Recycling (Holdings) Limited	57,000	48,943
GCL-Poly Energy Holdings Limited	200,000	52,059
Hidili Industry International Development Limited, ADR	20,000	5,803
Sino-Forest Corporation, Class A (A)(B)	15,000	1,181
Trina Solar Limited, ADR (A)(B)	4,000	24,320
Yingli Green Energy Holding Company Limited, ADR (A)	4,000	12,400
		144,706
Cyprus – 0.2%		
Buried Hill Energy (Cyprus) Public Company Limited (A)(C)	3,630	7,260
Hong Kong – 0.1%		
China Vanadium Titano-Magnetite Mining Company Limited, H Shares	15,000	2,346
India – 2.2%		
Adani Enterprises Limited	1,500	16,077
Infrastructure Development Finance Company Limited	12,500	28,074
Shree Renuka Sugars Limited	9,000	10,056
Sterlite Industries (India) Limited	15,000	34,544
		88,751
Indonesia – 0.5%		
PT Adaro Energy Tbk	80,645	15,527
PT Harum Energy Tbk	7,500	5,980
		21,507
Israel – 1.1%		
Israel Chemicals Ltd.	4,000	45,553
Japan – 0.5%		
Mitsubishi Corporation	1,000	20,360

COMMON STOCKS (Continued)	Shares	Value
Netherlands – 0.3%		
LyondellBasell Industries N.V., Class A	500	$ 12,215
Norway – 0.0%		
DNO International ASA (A)	2,000	1,833
Russia – 1.6%		
Mechel OAO, ADR	1,050	4,200
Mechel Steel Group OAO, ADR	4,250	43,307
Open Joint Stock Company "RusHydro", ADR	2,500	8,524
Open Joint Stock Company Gazprom, ADR	1,000	9,573
		65,604
Singapore – 0.3%		
Indofood Agri Resources Ltd. (A)	12,000	11,122
South Korea – 3.0%		
LG Chem, Ltd.	450	119,279
Thailand – 0.9%		
Banpu Public Company Limited	2,250	37,694
United Kingdom – 11.5%		
Antofagasta plc	1,500	21,418
Chariot Oil & Gas Limited (A)	2,800	5,417
ENSCO International Incorporated	2,500	101,075
Hochschild Mining plc, ADR	216	1,369
Randgold Resources Limited, ADR	500	48,360
Rio Tinto plc	2,000	88,697
Xstrata plc	15,500	195,729
		462,065
United States – 44.2%		
Allegheny Technologies Incorporated	3,150	116,518
Alpha Natural Resources, Inc. (A)	3,000	53,070
Baker Hughes Incorporated	3,000	138,479
Boise Inc.	2,500	12,925
Cabot Oil & Gas Corporation	3,600	222,875
Cameron International Corporation (A)	2,875	119,428
Celanese Corporation, Series A	3,000	97,590
Chart Industries, Inc. (A)	300	12,651
Cliffs Natural Resources Inc.	875	44,774
CONSOL Energy Inc.	1,250	42,413
Dow Chemical Company (The)	750	16,845
Energy XXI (Bermuda) Limited (A)	300	6,435
EXCO Resources, Inc.	1,500	16,080
Freeport-McMoRan Copper & Gold Inc., Class B	250	7,613
Halliburton Company (D)	6,000	183,119
International Paper Company	2,250	52,313
Kodiak Oil & Gas Corp. (A)	9,000	46,890
Marathon Oil Corporation	100	2,158
National Oilwell Varco, Inc.	225	11,525
Noble Energy, Inc.	200	14,160
Occidental Petroleum Corporation (D)	1,250	89,375
Peabody Energy Corporation	2,700	91,475
Plains Exploration and Production Company (A)	5,250	119,228
Rock-Tenn Company, Class A	47	2,288
Schlumberger Limited (D)	1,600	95,568
Solutia Inc. (A)	3,150	40,478
Southwestern Energy Company (A)	500	16,665
St. Mary Land & Exploration Company	125	7,581
Walter Industries, Inc.	625	37,506

Ivy Global Natural Resources Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Whiting Petroleum Corporation (A)	375	$ 13,155
Williams Companies, Inc. (The)	1,750	42,595
		1,773,775
TOTAL COMMON STOCKS – 87.5%		**$3,519,326**
(Cost: $4,317,245)		

PREFERRED STOCKS		
Brazil – 0.3%		
Bradespar S.A.	750	13,083
Russia – 0.4%		
Mechel	2,000	15,240
United States – 0.2%		
Konarka Technologies, Inc., 8.0% Cumulative (A)(C)	3,500	6,090
TOTAL PREFERRED STOCKS – 0.9%		**$ 34,413**
(Cost: $50,681)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Barrick Gold Corporation,		
Call $35.00, Expires 1–23–12	52,800	67,056
Energy Select Sector SPDR,		
Put $90.00, Expires 12–19–11	18,000	56,835
Occidental Petroleum Corporation:		
Call $40.00, Expires 1–23–12	15,000	49,687
Call $60.00, Expires 1–23–12	14,000	21,490
Williams Companies, Inc. (The):		
Call $17.50, Expires 1–23–12	45,000	33,975
Call $20.00, Expires 1–23–12	25,000	14,438
TOTAL PURCHASED OPTIONS – 6.0%		**$ 243,481**
(Cost: $281,648)		

CORPORATE DEBT SECURITIES – 0.1%	Principal	
Brazil		
Bahia Sul Celulose S.A., 8.614%, 12–1–12 (E)(F)(G)	BRL10,692	$ 2,784
(Cost: $5,024)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.8%		
Air Products and Chemicals, Inc., 0.070%, 10–5–11 (H)	$13,300	$ 13,300
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.090%, 10–17–11 (H)	15,000	14,999
Corporacion Andina de Fomento:		
0.190%, 10–17–11 (H)	8,000	7,999
0.170%, 10–26–11 (H)	15,000	14,999
0.250%, 11–21–11 (H)	10,000	9,996
Danaher Corporation:		
0.140%, 10–3–11 (H)	8,320	8,320
0.120%, 10–7–11 (H)	5,000	5,000
Hewlett-Packard Company, 0.110%, 10–4–11 (H)	23,615	23,614
Illinois Tool Works Inc., 0.050%, 10–14–11 (H)	10,000	10,000
John Deere Credit Limited (GTD by John Deere Capital Corporation), 0.100%, 10–7–11 (H)	7,000	7,000
Novartis Finance Corp.:		
0.080%, 10–3–11 (H)	8,050	8,050
0.100%, 10–13–11 (H)	9,500	9,500
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.120%, 10–19–11 (H)	20,000	19,999
		152,776
Municipal Obligations – Taxable – 0.7%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.100%, 10–3–11 (I)	14,000	14,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.100%, 10–3–11 (I)	12,900	12,900
		26,900
TOTAL SHORT-TERM SECURITIES – 4.5%		**$ 179,676**
(Cost: $179,676)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$3,979,680**
(Cost: $4,834,274)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**39,539**
NET ASSETS – 100.0%		**$4,019,219**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Bank of New York Mellon (The)	15,300	10–21–11	$ 1,460	$ —
Sell	Brazilian Real	Toronto-Dominion Bank (The)	15,200	10–28–11	1,136	—
Sell	Brazilian Real	Toronto-Dominion Bank (The)	42,200	12–2–11	3,849	—
Sell	Brazilian Real	Royal Bank of Canada	33,200	12–16–11	801	—
Sell	British Pound	Canadian Imperial Bank of Commerce	2,000	10–21–11	74	—
Sell	British Pound	State Street Global Markets	46,800	10–28–11	2,526	—
Sell	British Pound	Royal Bank of Canada	19,540	11–4–11	1,079	—
Sell	British Pound	Toronto-Dominion Bank (The)	28,600	11–18–11	2,737	—
Sell	British Pound	Canadian Imperial Bank of Commerce	27,300	12–2–11	1,838	—
Sell	British Pound	Bank of New York Mellon (The)	36,500	12–9–11	18	—
Sell	British Pound	Bank of New York Mellon (The)	40,600	12–16–11	760	—
Sell	Canadian Dollar	Bank of New York Mellon (The)	58,800	10–21–11	6,092	—
Sell	Canadian Dollar	Bank of New York Mellon (The)	50,500	10–28–11	4,335	—
Sell	Canadian Dollar	Canadian Imperial Bank of Commerce	59,400	12–16–11	1,115	—
Sell	Japanese Yen	State Street Global Markets	545,000	10–5–11	—	322
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	1,022,000	10–19–11	—	539
					$27,820	$861

The following futures contracts were outstanding at September 30, 2011 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation
S&P 500 E-mini	Short	12–16–11	5,000	$(281,499)	$16,797
S&P/Toronto Stock Exchange 60 Index	Short	12–16–11	2,000	(253,727)	15,958
				$(535,226)	$32,755

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund having at least 5% of the voting securities.

(C) Restricted securities. At September 30, 2011, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Buried Hill Energy (Cyprus) Public Company Limited	5–1–07 to 4–17–08	3,630	$ 6,183	$ 7,260
Konarka Technologies, Inc., 8.0% Cumulative	8–31–07	3,500	10,850	6,090
			$17,033	$13,350

The total value of these securities represented 0.3% of net assets at September 30, 2011.

(D) All or a portion of the security position has been pledged as collateral on open futures contracts.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real).

(F) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $2,784 or 0.1% of net assets.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011.

(H) Rate shown is the yield to maturity at September 30, 2011.

(I) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date the variable rate resets.

Ivy Global Natural Resources Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ —	$ 21,178	$ —
Energy	1,549,126	76,024	7,260
Financials	—	28,074	—
Industrials	12,651	36,437	—
Information Technology	36,720	52,059	—
Materials	1,063,279	563,680	1,181
Utilities	63,133	8,524	—
Total Common Stocks	$2,724,909	$785,976	$ 8,441
Preferred Stocks	28,323	—	6,090
Purchased Options	243,481	—	—
Corporate Debt Securities	—	—	2,784
Short-Term Securities	—	179,676	—
Total	$2,996,713	$965,652	$17,315
Forward Foreign Currency Contracts	$ —	$ 27,820	$ —
Futures Contracts	32,755	—	—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 861	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Corporate Debt Securities
Beginning Balance 4–1–11	$ 7,260	$12,565	$ 5,773
Net realized gain (loss)	314	—	—
Net unrealized appreciation (depreciation)	(368,912)	(6,475)	(2,989)
Purchases	87,951	—	—
Sales	(3,155)	—	—
Transfers into Level 3 during the period	284,983	—	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 9–30–11	$ 8,441	$ 6,090	$ 2,784
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–11	$(368,912)	$ (6,475)	$(2,989)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Materials	41.3%
Energy	40.6%
Information Technology	2.2%
Utilities	1.9%
Industrials	1.2%
Financials	0.7%
Consumer Staples	0.6%
Other+	11.5%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Real Estate Securities Fund

Asset Allocation

Stocks	**95.7%**
Financials	92.7%
Telecommunication Services	1.7%
Consumer Discretionary	1.3%
Cash and Cash Equivalents	**4.3%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	191/213	90
3 Year	146/187	78
5 Year	123/159	77
10 Year	39/87	45

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Equity Residential	Financials	Residential REITs
Boston Properties, Inc.	Financials	Office REITs
HCP, Inc.	Financials	Specialized REITs
ProLogis	Financials	Industrial REITs
Health Care REIT, Inc.	Financials	Specialized REITs
Ventas, Inc.	Financials	Specialized REITs
Macerich Company (The)	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
Camden Property Trust	Financials	Residential REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Real Estate Securities Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Diversified REITs – 4.6%		
Cousins Properties Incorporated	178	$ 1,038
PS Business Parks, Inc.	88	4,369
Retail Opportunity Investments Corp.	212	2,354
Vornado Realty Trust	71	5,329
Washington Real Estate Investment Trust	125	3,528
		16,618
Homebuilding – 0.3%		
Lennar Corporation	85	1,155
Hotels, Resorts & Cruise Lines – 1.0%		
Starwood Hotels & Resorts Worldwide, Inc.	93	3,591
Industrial REITs – 4.3%		
DuPont Fabros Technology, Inc.	84	1,657
EastGroup Properties, Inc.	45	1,712
ProLogis	505	12,242
		15,611
Mortgage REITs – 0.2%		
Colony Financial, Inc.	65	845
Office REITs – 15.8%		
Alexandria Real Estate Equities, Inc.	131	8,048
BioMed Realty Trust, Inc.	400	6,633
Boston Properties, Inc.	178	15,814
Digital Realty Trust, Inc.	163	8,964
Douglas Emmett, Inc.	130	2,230
Kilroy Realty Corporation	251	7,869
SL Green Realty Corp.	126	7,339
		56,897
Real Estate Management & Development – 0.8%		
CB Richard Ellis Group, Inc., Class A (A)	227	3,058
Real Estate Operating Companies – 2.9%		
Brookfield Properties Corporation	640	8,808
Forest City Enterprises, Inc., Class A (A)	162	1,726
		10,534
Residential REITs – 21.0%		
American Campus Communities, Inc.	174	6,478
Associated Estates Realty Corporation	315	4,870
AvalonBay Communities, Inc.	64	7,299
Boardwalk Real Estate Investment Trust (B)	54	2,483
BRE Properties, Inc., Class A	67	2,833
Camden Property Trust	174	9,599
Equity Lifestyle Properties, Inc.	13	803
Equity Residential	389	20,162
Essex Property Trust, Inc.	45	5,423
Home Properties, Inc.	156	8,837
Mid-America Apartment Communities, Inc.	106	6,391
		75,178
Retail REITs – 21.2%		
Acadia Realty Trust	304	5,691
Agree Realty Corporation	157	3,426
CBL & Associates Properties, Inc.	251	2,847
Cedar Shopping Centers, Inc.	427	1,328
DDR Corp.	495	5,393
Equity One, Inc.	84	1,337
General Growth Properties, Inc.	265	3,203
Macerich Company (The)	227	9,670

COMMON STOCKS (Continued)	Shares	Value
Retail REITs (Contiinued)		
Primaris Retail Real Estate Investment Trust (B)	111	$ 2,162
Regency Centers Corporation	20	700
Simon Property Group, Inc.	301	33,135
Taubman Centers, Inc.	44	2,229
Weingarten Realty Investors	228	4,833
		75,954
Specialized REITs – 19.9%		
Entertainment Properties Trust	39	1,528
Extra Space Storage Inc.	109	2,029
HCP, Inc.	410	14,378
Health Care REIT, Inc.	261	12,196
Hersha Hospitality Trust	791	2,737
Host Hotels & Resorts, Inc.	709	7,761
LaSalle Hotel Properties	132	2,536
LTC Properties, Inc.	68	1,727
Public Storage, Inc.	86	9,610
Sabra Health Care REIT, Inc.	176	1,677
Sovran Self Storage, Inc.	92	3,405
Sunstone Hotel Investors, Inc. (A)	259	1,472
Ventas, Inc.	214	10,551
		71,607
Wireless Telecommunication Service – 1.7%		
American Tower Corporation, Class A (A)	65	3,481
Crown Castle International Corp. (A)	68	2,782
		6,263
TOTAL COMMON STOCKS – 93.7%		**$ 337,311**

(Cost: $292,942)

INVESTMENT FUNDS – 0.1%		
Registered Investment Companies		
ProShares UltraShort Real Estate	30	**$ 522**

(Cost: $432)

PREFERRED STOCKS		
Diversified REITs – 0.4%		
CapLease, Inc., 8.125% Series A Cumulative	66	1,542
Office REITs – 0.9%		
Digital Realty Trust, Inc., Preferred 7% (A)	125	3,125
Specialized REITs – 0.6%		
Pebblebrook Hotel Trust, Ser B Preferred 8%	92	2,291
TOTAL PREFERRED STOCKS – 1.9%		**$ 6,958**

(Cost: $6,952)

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.1%		
General Mills, Inc., 0.170%, 10–17–11 (C)	$ 5,000	5,000
McCormick & Co. Inc., 0.100%, 10–3–11 (C)	6,669	6,668
Shell International Finance B.V. and Royal Dutch Shell plc (GTD by Royal Dutch Shell plc), 0.070%, 10–24–11 (C)	3,000	3,000
		14,668

SHORT-TERM SECURITIES (Contiinued)	Principal	Value
Master Note – 0.5%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (D)	$ 1,767	$ 1,767
TOTAL SHORT-TERM SECURITIES – 4.6%		$ 16,435
(Cost: $16,435)		
TOTAL INVESTMENT SECURITIES – 100.3%		$ 361,226
(Cost: $316,761)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		(1,166)
NET ASSETS – 100.0%		$ 360,060

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Rate shown is the yield to maturity at September 30, 2011.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$337,311	$ —	$—
Investment Funds	522	—	—
Preferred Stocks	6,958	—	—
Short-Term Securities	—	16,435	—
Total	$344,791	$16,435	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Science and Technology Fund

ALL DATA IS AS OF SEPTEMBER 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**91.7%**
Information Technology	66.2%
Health Care	13.4%
Consumer Staples	5.2%
Industrials	5.0%
Financials	1.3%
Telecommunication Services	0.6%
Bonds	**0.2%**
Corporate Debt Securities	0.2%
Cash and Cash Equivalents	**8.1%**

Country Weightings

North America	**80.0%**
United States	80.0%
Pacific Basin	**6.8%**
South Korea	3.7%
Other Pacific Basin	3.1%
South America	**2.6%**
Europe	**2.5%**
Cash and Cash Equivalents	**8.1%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	64/160	40
3 Year	104/147	71
5 Year	28/137	21
10 Year	13/105	13

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Apple Inc.	Information Technology	Computer Hardware
Aspen Technology, Inc.	Information Technology	Application Software
Vertex Pharmaceuticals Incorporated	Health Care	Biotechnology
ACI Worldwide, Inc.	Information Technology	Application Software
Samsung Electronics Co., Ltd.	Information Technology	Semiconductors
Cerner Corporation	Health Care	Health Care Technology
Google Inc., Class A	Information Technology	Internet Software & Services
Cree, Inc.	Information Technology	Semiconductors
Micron Technology, Inc.	Information Technology	Semiconductors

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Science and Technology Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Agricultural Products – 5.2%		
Archer Daniels Midland Company	1,155	$ 28,643
Bunge Limited	439	25,560
Darling International Inc. (A)	542	6,820
		61,023
Application Software – 12.4%		
ACI Worldwide, Inc. (A)(B)	1,779	48,986
Aspen Technology, Inc. (A)(B)	5,393	82,355
Intuit Inc.	278	13,169
S1 Corporation (A)	144	1,318
		145,828
Biotechnology – 6.4%		
Ironwood Pharmaceuticals, Inc., Class A (A)	740	7,992
Isis Pharmaceuticals, Inc. (A)	483	3,273
Vertex Pharmaceuticals Incorporated (A)	1,425	63,487
		74,752
Communications Equipment – 0.1%		
Brocade Communications Systems, Inc. (A)	236	1,020
Computer Hardware – 7.2%		
Apple Inc. (A)	224	85,232
Construction & Engineering – 1.0%		
Abengoa, S.A. (C)	341	7,232
Insituform Technologies, Inc., Class A (A)	441	5,108
		12,340
Consumer Finance – 0.4%		
NetSpend Holdings, Inc. (A)	886	4,554
Data Processing & Outsourced Services – 15.0%		
Alliance Data Systems Corporation (A)	1,098	101,793
Euronet Worldwide, Inc. (A)	1,449	22,807
VeriFone Holdings, Inc. (A)	778	27,242
Visa Inc., Class A	201	17,213
WNS (Holdings) Limited, ADR (A)	521	6,225
		175,280
Diversified Support Services – 0.3%		
EnerNOC, Inc. (A)	372	3,344
Electronic Components – 2.4%		
Corning Incorporated	1,845	22,803
Power-One, Inc. (A)	1,192	5,363
		28,166
Electronic Equipment & Instruments – 2.7%		
Elster Group SE, ADR (A)	734	10,972
Ingenico S.A. (C)	239	8,952
Itron, Inc. (A)	417	12,307
		32,231
Health Care Facilities – 1.8%		
Tenet Healthcare Corporation (A)	5,094	21,038
Health Care Services – 0.7%		
Fleury S.A. (C)	268	3,119
Fleury S.A. (C)(D)	422	4,898
		8,017
Health Care Technology – 3.5%		
Cerner Corporation (A)	604	41,400
Industrial Machinery – 3.7%		
ESCO Technologies Inc.	960	24,477
Pentair, Inc.	577	18,467
		42,944

COMMON STOCKS (Continued)	Shares	Value
Integrated Telecommunication Services – 0.6%		
CenturyLink, Inc.	219	$ 7,260
Internet Software & Services – 8.0%		
21Vianet Group, Inc., ADR (A)	557	5,520
eBay Inc. (A)	994	29,298
Google Inc., Class A (A)	72	36,933
SINA Corporation (A)	310	22,185
		93,936
IT Consulting & Other Services – 2.9%		
Acxiom Corporation (A)	2,509	26,692
iGate Corporation	668	7,704
		34,396
Life & Health Insurance – 0.9%		
Qualicorp S.A. (A)(C)	207	1,541
Qualicorp S.A. (A)(C)(D)	1,171	8,738
		10,279
Managed Health Care – 1.0%		
Amil Participacoes S.A. (C)	1,380	12,221
Office Electronics – 0.4%		
Xerox Corporation	741	5,165
Semiconductor Equipment – 1.1%		
Nanometrics Incorporated (A)	228	3,302
Photronics, Inc. (A)	1,979	9,857
		13,159
Semiconductors – 13.0%		
Cree, Inc. (A)	1,359	35,309
First Solar, Inc. (A)	441	27,882
Micron Technology, Inc. (A)	6,832	34,435
PMC-Sierra, Inc. (A)	1,918	11,472
Samsung Electronics Co., Ltd. (C)	62	43,362
		152,460
Systems Software – 1.0%		
Oracle Corporation	341	9,806
Velti plc (A)	321	2,122
		11,928
TOTAL COMMON STOCKS – 91.7%		**$1,077,973**
(Cost: $1,081,912)		

CORPORATE DEBT SECURITIES – 0.2%	Principal	
Semiconductors		
JinkoSolar Holding Co., Ltd.,Convertible, 4.000%, 5–15–16 (D)	$ 9,230	**$ 2,457**
(Cost: $9,015)		

SHORT-TERM SECURITIES		
Commercial Paper – 7.7%		
Avon Capital Corp. (GTD by Avon Products, Inc.), 0.260%, 10–6–11 (E)	5,700	5,700
Bemis Company, Inc., 0.340%, 10–13–11 (E)	6,130	6,129
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.090%, 10–14–11 (E)	18,000	18,000
Clorox Co., 0.300%, 10–12–11 (E)	11,100	11,099

Ivy Science and Technology Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
CVS Caremark Corporation,		
0.250%, 10–3–11 (E)	$5,000	$ 5,000
Harley-Davidson Funding Corp.:		
0.330%, 10–4–11 (E)	5,273	5,273
0.330%, 10–24–11 (E)	4,000	3,999
Heinz (H.J.) Co.,		
0.330%, 10–17–11 (E)	5,000	4,999
Mattel Inc.,		
0.310%, 10–17–11 (E)	5,000	4,999
McCormick & Co. Inc.,		
0.100%, 10–3–11 (E)	5,709	5,709
Sara Lee Corporation:		
0.300%, 10–4–11 (E)	8,500	8,500
0.270%, 10–12–11 (E)	9,000	8,999
St. Jude Medical, Inc.,		
0.200%, 10–3–11 (E)	3,000	3,000
		91,406
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (F)	78	78
Municipal Obligations – Taxable – 0.5%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (1030 Post Street Apts), Ser 2005 Y, 0.160%, 10–3–11 (F)	$5,300	$ 5,300
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corporation (GTD by United States Government), 0.080%, 10–7–11 (F)	2,250	2,250
TOTAL SHORT-TERM SECURITIES – 8.4%		$ 99,034
(Cost: $99,034)		
TOTAL INVESTMENT SECURITIES – 100.3%		$1,179,464
(Cost: $1,189,961)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		(3,584)
NET ASSETS – 100.0%		$1,175,880

Notes to Schedule of Investments

The following written options were outstanding at September 30, 2011 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
SINA Corporation	N/A	Put	389	October 2011	$70.00	$236	$(301)

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)Listed on an exchange outside the United States.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $16,093 or 1.4% of net assets.

(E)Rate shown is the yield to maturity at September 30, 2011.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Industrials	$ 51,396	$ 7,232	$—
Information Technology	726,488	52,313	—
Other Sectors	240,544	—	—
Total Common Stocks	$1,018,428	$ 59,545	$—
Corporate Debt Securities	—	2,457	—
Short-Term Securities	—	99,034	—
Total	$1,018,428	$161,036	$—
Liabilities			
Written Options	$ 301	$ —	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

Country Diversification	
(as a % of net assets)	
United States	80.0%
South Korea	3.7%
Brazil	2.6%
China	2.6%
Other Countries	3.0%
Other+	8.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
ASSETS							
Investments in unaffiliated securities at market value+	$18,496,965	$346,451	$294,589	$ 98,789	$ 3,954,179	$361,226	$1,048,123
Investments in affiliated securities at market value+	1,868,695	—	—	—	25,501	—	131,341
Bullion at market value+	3,089,538	12,004	—	—	—	—	—
Investments at Market Value	23,455,198	358,455	294,589	98,789	3,979,680	361,226	1,179,464
Cash	—	16	1	3	10,827	78	1
Cash denominated in foreign currencies at market value+	—	3,515	—	—	492	—	—
Restricted cash+	30,554	4,145	—	—	—	—	—
Investment securities sold receivable	180,987	30,364	960	187	26,267	864	562
Dividends and interest receivable	25,982	116	939	69	7,725	1,065	190
Capital shares sold receivable	82,418	1,221	1,671	135	8,349	427	1,526
Receivable from affiliates	268	222	—	—	224	4	16
Unrealized appreciation on forward foreign currency contracts	44,591	1,069	—	—	27,820	—	—
Variation margin receivable	92,329	—	—	—	9,483	—	—
Prepaid and other assets	1,242	82	44	47	202	49	100
Total Assets	23,913,569	399,205	298,204	99,230	4,071,069	363,713	1,181,859
LIABILITIES							
Investment securities purchased payable	509,669	6,927	—	—	27,240	2,798	595
Capital shares redeemed payable	61,713	1,696	425	232	20,841	587	4,503
Trustees and Chief Compliance Officer fees payable	748	2	23	3	563	68	85
Overdraft due to custodian	3	—	—	—	—	—	—
Distribution and service fees payable	276	4	4	1	35	3	12
Shareholder servicing payable	6,132	129	62	48	1,816	158	388
Investment management fee payable	354	11	5	2	91	9	27
Accounting services fee payable	22	11	8	6	23	11	23
Unrealized depreciation on forward foreign currency contracts	13,153	—	—	—	861	—	—
Unrealized depreciation on swap agreements	5,691	—	—	—	—	—	—
Written options at market value+	329,374	1,451	—	—	—	—	301
Other liabilities	1,017	62	13	12	380	19	45
Total Liabilities	928,152	10,293	540	304	51,850	3,653	5,979
Total Net Assets	$22,985,417	$388,912	$297,664	$ 98,926	$ 4,019,219	$360,060	$1,175,880
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$25,533,236	$488,854	$274,812	$108,824	$ 6,614,002	$387,597	$1,077,251
Undistributed (distributions in excess of) net investment income	221,630	(2,293)	446	(493)	(7,282)	707	(8,264)
Accumulated net realized gain (loss)	(4,988,940)	(32,243)	(1,037)	(17,566)	(1,792,265)	(72,709)	117,455
Net unrealized appreciation (depreciation)	2,219,491	(65,406)	23,443	8,161	(795,236)	44,465	(10,562)
Total Net Assets	$22,985,417	$388,912	$297,664	$ 98,926	$ 4,019,219	$360,060	$1,175,880
CAPITAL SHARES OUTSTANDING:							
Class A	352,759	21,459	7,459	6,600	112,422	12,874	15,603
Class B	28,475	671	830	375	8,227	383	1,002
Class C	360,310	7,992	4,475	1,663	46,211	584	7,049
Class E	1,849	10	7	10	385	63	176
Class I	305,870	9,458	1,447	563	75,273	232	4,435
Class R	3,373	62	N/A	N/A	3,774	68	1,118
Class Y	48,014	1,362	3,196	500	29,866	7,306	11,657
NET ASSET VALUE PER SHARE:							
Class A	$21.08	$9.50	$17.11	$10.25	$14.83	$16.74	$28.57
Class B	20.26	9.37	17.02	9.81	13.21	16.45	25.61
Class C	20.37	9.38	17.07	9.89	12.82	16.54	26.30
Class E	21.12	9.50	17.10	10.35	14.98	16.74	28.53
Class I	21.28	9.53	17.09	10.41	15.16	16.86	30.48
Class R	20.92	9.44	N/A	N/A	14.69	16.74	28.41
Class Y	21.11	9.50	17.11	10.32	15.03	16.78	29.77
+COST							
Investments in unaffiliated securities at cost	$18,128,785	$412,349	$271,146	$ 90,628	$ 4,437,480	$316,761	$1,097,176
Investments in affiliated securities at cost	1,115,918	—	—	—	396,794	—	92,785
Bullion at cost	2,018,511	12,923	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	2,791	—	—	492	—	—
Restricted cash at cost	30,540	4,017	—	—	—	—	—
Written options premiums received at cost	229,302	1,738	—	—	—	—	236

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 209,219	$ 4,801	$ 1,860	$ 616	$ 45,224	$ 4,267	$ 2,368
Dividends from affiliated securities	12,058	—	—	—	—	—	—
Foreign dividend withholding tax	(15,536)	(273)	(14)	(11)	(3,598)	(39)	(77)
Interest and amortization from unaffiliated securities	2,136	19	1,274	2	427	10	355
Foreign interest withholding tax	—	—	—	—	(30)	—	—
Total Investment Income	207,877	4,547	3,120	607	42,023	4,238	2,646
EXPENSES							
Investment management fee	76,443	2,464	1,017	565	24,522	1,895	5,962
Distribution and service fees:							
Class A	11,122	332	154	112	3,197	310	663
Class B	3,414	36	67	25	836	38	150
Class C	44,205	463	381	112	4,558	58	1,095
Class E	57	—*	—*	—*	10	1	7
Class R	188	2	N/A	N/A	201	3	88
Class Y	1,490	18	70	9	879	184	513
Shareholder servicing:							
Class A	5,428	323	123	146	3,329	603	631
Class B	511	11	16	9	238	33	46
Class C	4,624	81	43	21	793	29	228
Class E	88	—*	—*	—*	33	7	24
Class I	6,012	91	18	7	1,331	4	150
Class R	88	1	N/A	N/A	92	1	41
Class Y	947	12	43	6	552	111	321
Registration fees	249	109	47	47	117	56	70
Custodian fees	2,140	124	8	4	719	13	75
Trustees and Chief Compliance Officer fees	428	7	6	2	134	12	26
Accounting services fee	136	74	50	34	136	69	136
Professional fees	216	26	15	15	80	24	28
Other	830	58	14	14	338	21	70
Total Expenses	158,616	4,232	2,072	1,128	42,095	3,472	10,324
Less:							
Expenses in excess of limit	(268)	(222)	—	—	(224)	(4)	(16)
Total Net Expenses	158,348	4,010	2,072	1,128	41,871	3,468	10,308
Net Investment Income (Loss)	49,529	537	1,048	(521)	152	770	(7,662)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	17,809	(31,316)	(2,617)	(2,196)	187,287	2,977	92,999
Investments in affiliated securities	(4,711)	—	—	—	(2,914)	—	—
Futures contracts	47,434	—	—	—	22,846	—	—
Written options	30,004	(600)	—	—	—	—	1,634
Swap agreements	(1,976)	—	—	—	—	—	—
Forward foreign currency contracts	(166,993)	660	—	—	(13,974)	—	—
Foreign currency exchange transactions	2,246	(533)	—	—	(3,048)	(1)	(310)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(4,458,609)	(105,270)	(30,769)	(45,133)	(2,514,726)	(62,098)	(357,553)
Investments in affiliated securities	(375,104)	—	—	—	(395,480)	—	(8,028)
Futures contracts	102,608	—	—	—	47,470	—	—
Written options	(100,860)	287	—	—	—	—	(610)
Swap agreements	(5,691)	—	—	—	—	—	—
Forward foreign currency contracts	52,374	1,069	—	—	34,293	—	—
Foreign currency exchange transactions	(1,499)	32	—	—	(385)	—*	(2)
Net Realized and Unrealized Loss	(4,862,968)	(135,671)	(33,386)	(47,329)	(2,638,631)	(59,122)	(271,870)
Net Decrease in Net Assets Resulting from Operations	$(4,813,439)	$(135,134)	$(32,338)	$(47,850)	$(2,638,479)	$(58,352)	$(279,532)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund		Ivy Asset Strategy New Opportunities Fund		Ivy Balanced Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11[1]	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 49,529	$ 174,995	$ 537	$ (1,874)	$ 1,048	$ 1,694
Net realized gain (loss) on investments	(76,187)	(839,111)	(31,789)	(1,410)	(2,617)	7,466
Net change in unrealized appreciation (depreciation)	(4,786,781)	3,655,438	(103,882)	38,476	(30,769)	20,611
Net Increase (Decrease) in Net Assets Resulting from Operations	**(4,813,439)**	**2,991,322**	**(135,134)**	**35,192**	**(32,338)**	**29,771**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(15,907)	—	—	(412)	(900)
Class B	—	—	—	—	—	(24)
Class C	—	—	—	—	—	(216)
Class E	—	(79)	—	—	(1)	(2)
Class I	—	(15,476)	—	—	(101)	(92)
Class R	—	(58)	—	—	N/A	N/A
Class Y	—	(2,211)	—	—	(195)	(437)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	—
Class I	—	—	—	—	—	—
Class R	—	—	—	—	N/A	N/A
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	**—**	**(33,731)**	**—**	**—**	**(709)**	**(1,671)**
Capital Share Transactions	926,929	1,810,655	64,132	424,722	70,543	60,588
Net Increase (Decrease) in Net Assets	(3,886,510)	4,768,246	(71,002)	459,914	37,496	88,688
Net Assets, Beginning of Period	26,871,927	22,103,681	459,914	—	260,168	171,480
Net Assets, End of Period	**$22,985,417**	**$26,871,927**	**$ 388,912**	**$459,914**	**$297,664**	**$260,168**
Undistributed (distributions in excess of) net investment income	$ 221,630	$ 169,856	$ (2,293)	$ (2,297)	$ 446	$ 107

(1) For the period from May 3, 2010 (commencement of operations) through March 31, 2011.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Energy Fund		Ivy Global Natural Resources Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (521)	$ (712)	$ 152	$ (14,860)
Net realized gain (loss) on investments	(2,196)	910	190,197	494,170
Net change in unrealized appreciation (depreciation)	(45,133)	34,238	(2,828,828)	1,105,688
Net Increase (Decrease) in Net Assets Resulting from Operations	(47,850)	34,436	(2,638,479)	1,584,998
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	N/A	N/A	—	—
Class Y	—	—	—	—
Advisor Class	N/A	N/A	N/A	—
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	N/A	N/A	—	—
Class Y	—	—	—	—
Advisor Class	N/A	N/A	N/A	—
Total Distributions to Shareholders	—	—	—	—
Capital Share Transactions	(3,806)	29,516	(361,502)	(372,568)
Net Increase (Decrease) in Net Assets	(51,656)	63,952	(2,999,981)	1,212,430
Net Assets, Beginning of Period	150,582	86,630	7,019,200	5,806,770
Net Assets, End of Period	$ 98,926	$150,582	$ 4,019,219	$7,019,200
Undistributed (distributions in excess of) net investment income	$ (493)	$ 29	$ (7,282)	$ (4,386)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Real Estate Securities Fund		Ivy Science and Technology Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 770	$ 974	$ (7,662)	$ (10,923)
Net realized gain on investments	2,976	34,502	94,323	43,930
Net change in unrealized appreciation (depreciation)	(62,098)	39,780	(366,193)	204,764
Net Increase (Decrease) in Net Assets Resulting from Operations	**(58,352)**	**75,256**	**(279,532)**	**237,771**
Distributions to Shareholders From:				
Net investment income:				
Class A	—	(2,098)	—	—
Class B	—	(9)	—	—
Class C	—	(52)	—	—
Class E	—	(10)	—	—
Class I	—	(69)	—	—
Class R	—	(7)	—	—
Class Y	—	(1,665)	—	—
Net realized gains:				
Class A	—	—	—	(5,937)
Class B	—	—	—	(305)
Class C	—	—	—	(2,328)
Class E	—	—	—	(64)
Class I	—	—	—	(2,015)
Class R	—	—	—	(318)
Class Y	—	—	—	(4,652)
Total Distributions to Shareholders	**—**	**(3,910)**	**—**	**(15,619)**
Capital Share Transactions	**(5,289)**	**43,596**	**(41,361)**	**134,061**
Net Increase (Decrease) in Net Assets	**(63,641)**	**114,942**	**(320,893)**	**356,213**
Net Assets, Beginning of Period	423,701	308,759	1,496,773	1,140,560
Net Assets, End of Period	**$360,060**	**$423,701**	**$1,175,880**	**$1,496,773**
Undistributed (distributions in excess of) net investment income	$ 707	$ (60)	$ (8,264)	$ (292)

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended 9-30-2011								
(unaudited)	$25.42	$ 0.07[3]	$(4.41)	$(4.34)	$ —	$ —	$ —	$ —
Year ended 3-31-2011	22.42	0.24[3]	2.81	3.05	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.69	0.16[3]	3.66	3.82	(0.09)	—	—	(0.09)
Year ended 3-31-2009	27.06	0.24[3]	(6.18)	(5.94)	(0.04)	(2.38)	(0.01)	(2.43)
Year ended 3-31-2008	20.65	0.21[3]	6.61	6.82	(0.21)	(0.20)	—	(0.41)
Year ended 3-31-2007	18.76	0.25[3]	1.81	2.06	(0.02)	(0.15)	—	(0.17)
Class B Shares								
Six-month period ended 9-30-2011								
(unaudited)	24.53	(0.03)[3]	(4.24)	(4.27)	—	—	—	—
Year ended 3-31-2011	21.77	0.04[3]	2.72	2.76	—	—	—	—
Year ended 3-31-2010	18.23	(0.01)[3]	3.55	3.54	—	—	—	—
Year ended 3-31-2009	26.57	0.05[3]	(6.05)	(6.00)	—	(2.33)	(0.01)	(2.34)
Year ended 3-31-2008	20.22	(0.02)[3]	6.50	6.48	—	(0.13)	—	(0.13)
Year ended 3-31-2007	18.50	0.08	1.79	1.87	—	(0.15)	—	(0.15)
Class C Shares								
Six-month period ended 9-30-2011								
(unaudited)	24.66	(0.02)[3]	(4.27)	(4.29)	—	—	—	—
Year ended 3-31-2011	21.87	0.05[3]	2.74	2.79	—	—	—	—
Year ended 3-31-2010	18.30	0.01[3]	3.56	3.57	—	—	—	—
Year ended 3-31-2009	26.64	0.06[3]	(6.05)	(5.99)	—	(2.34)	(0.01)	(2.35)
Year ended 3-31-2008	20.27	(0.01)[3]	6.53	6.52	—	(0.15)	—	(0.15)
Year ended 3-31-2007	18.54	0.07	1.81	1.88	—	(0.15)	—	(0.15)
Class E Shares								
Six-month period ended 9-30-2011								
(unaudited)	25.48	0.06[3]	(4.42)	(4.36)	—	—	—	—
Year ended 3-31-2011	22.47	0.22[3]	2.84	3.06	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.74	0.17[3]	3.66	3.83	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.05	0.24[3]	(6.19)	(5.95)	—	(2.35)	(0.01)	(2.36)
Year ended 3-31-2008[5]	20.69	0.05[3]	6.57	6.62	(0.11)	(0.15)	—	(0.26)
Class I Shares								
Six-month period ended 9-30-2011								
(unaudited)	25.64	0.10[3]	(4.46)	(4.36)	—	—	—	—
Year ended 3-31-2011	22.58	0.26[3]	2.86	3.12	(0.06)	—	—	(0.06)
Year ended 3-31-2010	18.81	0.17[3]	3.73	3.90	(0.13)	—	—	(0.13)
Year ended 3-31-2009	27.17	0.31[3]	(6.23)	(5.92)	(0.05)	(2.38)	(0.01)	(2.44)
Year ended 3-31-2008[5]	20.71	0.34[3]	6.56	6.90	(0.24)	(0.20)	—	(0.44)
Class R Shares								
Six-month period ended 9-30-2011								
(unaudited)	25.28	0.02[3]	(4.38)	(4.36)	—	—	—	—
Year ended 3-31-2011	22.35	0.13[3]	2.83	2.96	(0.03)	—	—	(0.03)
Year ended 3-31-2010	18.65	0.03[3]	3.72	3.75	(0.05)	—	—	(0.05)
Year ended 3-31-2009[7]	26.74	0.05	(5.73)	(5.68)	(0.02)	(2.38)	(0.01)	(2.41)
Class Y Shares								
Six-month period ended 9-30-2011								
(unaudited)	25.46	0.07[3]	(4.42)	(4.35)	—	—	—	—
Year ended 3-31-2011	22.46	0.23[3]	2.82	3.05	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.72	0.21[3]	3.63	3.84	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.08	0.24[3]	(6.18)	(5.94)	(0.03)	(2.38)	(0.01)	(2.42)
Year ended 3-31-2008	20.67	0.18[3]	6.62	6.80	(0.19)	(0.20)	—	(0.39)
Year ended 3-31-2007	18.78	0.26[3]	1.80	2.06	(0.02)	(0.15)	—	(0.17)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2011 (unaudited)	$21.08	-17.07%	$7,435	0.96%[4]	0.56%[4]	—%	—%	26%
Year ended 3-31-2011	25.42	13.60	9,083	0.99	1.00	—	—	94
Year ended 3-31-2010	22.42	20.46	8,765	1.05	0.79	—	—	96
Year ended 3-31-2009	18.69	-21.41	4,787	1.03	1.05	—	—	279
Year ended 3-31-2008	27.06	33.19	5,379	1.00	0.70	—	—	57
Year ended 3-31-2007	20.65	11.04	1,118	1.13	1.28	—	—	123
Class B Shares								
Six-month period ended 9-30-2011 (unaudited)	20.26	-17.41	577	1.74[4]	-0.22[4]	—	—	26
Year ended 3-31-2011	24.53	12.68	672	1.80	0.17	—	—	94
Year ended 3-31-2010	21.77	19.42	550	1.88	-0.03	—	—	96
Year ended 3-31-2009	18.23	-22.04	330	1.87	0.22	—	—	279
Year ended 3-31-2008	26.57	32.07	330	1.83	-0.09	—	—	57
Year ended 3-31-2007	20.22	10.16	119	1.98	0.43	—	—	123
Class C Shares								
Six-month period ended 9-30-2011 (unaudited)	20.37	-17.40	7,340	1.69[4]	-0.17[4]	—	—	26
Year ended 3-31-2011	24.66	12.76	8,851	1.74	0.24	—	—	94
Year ended 3-31-2010	21.87	19.51	7,733	1.80	0.05	—	—	96
Year ended 3-31-2009	18.30	-21.96	4,644	1.80	0.29	—	—	279
Year ended 3-31-2008	26.64	32.18	4,854	1.77	-0.07	—	—	57
Year ended 3-31-2007	20.27	10.19	1,153	1.90	0.52	—	—	123
Class E Shares								
Six-month period ended 9-30-2011 (unaudited)	21.12	-17.11	39	1.00[4]	0.51[4]	1.23[4]	0.28[4]	26
Year ended 3-31-2011	25.48	13.63	44	1.00	0.95	1.39	0.56	94
Year ended 3-31-2010	22.47	20.45	32	1.00	0.84	1.56	0.28	96
Year ended 3-31-2009	18.74	-21.44	17	0.93	1.24	1.18	0.99	279
Year ended 3-31-2008[5]	27.05	32.15	11	1.63[4]	-0.05[4]	—	—	57[6]
Class I Shares								
Six-month period ended 9-30-2011 (unaudited)	21.28	-17.00	6,510	0.75[4]	0.77[4]	—	—	26
Year ended 3-31-2011	25.64	13.84	6,986	0.77	1.14	—	—	94
Year ended 3-31-2010	22.58	20.74	3,973	0.81	0.92	—	—	96
Year ended 3-31-2009	18.81	-21.20	360	0.79	1.35	—	—	279
Year ended 3-31-2008[5]	27.17	33.45	104	0.82[4]	0.84[4]	—	—	57[6]
Class R Shares								
Six-month period ended 9-30-2011 (unaudited)	20.92	-17.25	71	1.32[4]	0.17[4]	—	—	26
Year ended 3-31-2011	25.28	13.24	68	1.31	0.57	—	—	94
Year ended 3-31-2010	22.35	20.12	28	1.33	0.20	—	—	96
Year ended 3-31-2009[7]	18.65	-20.65	1	1.99[4]	1.36[4]	—	—	279[8]
Class Y Shares								
Six-month period ended 9-30-2011 (unaudited)	21.11	-17.09	1,014	0.96[4]	0.56[4]	1.00[4]	0.52[4]	26
Year ended 3-31-2011	25.46	13.59	1,167	0.99	0.99	1.02	0.96	94
Year ended 3-31-2010	22.46	20.51	1,024	1.00	0.93	1.11	0.82	96
Year ended 3-31-2009	18.72	-21.39	1,453	1.03	1.05	1.09	0.99	279
Year ended 3-31-2008	27.08	33.07	1,573	1.07	0.57	—	—	57
Year ended 3-31-2007	20.67	11.04	203	1.15	1.30	—	—	123

(6) For the fiscal year ended March 31, 2008.

(7) For the period from July 31, 2008 (commencement of operations of the class) through March 31, 2009.

(8) For the fiscal year ended March 31, 2009.

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY NEW OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2011 (unaudited)	$12.63	$ 0.02[3]	$(3.15)	$(3.13)	$—	$—	$—
Year ended 3-31-2011[5]	10.00	(0.10)[3]	2.73	2.63	—	—	—
Class B Shares							
Six-month period ended 9-30-2011 (unaudited)	12.52	(0.04)[3]	(3.11)	(3.15)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.19)[3]	2.71	2.52	—	—	—
Class C Shares							
Six-month period ended 9-30-2011 (unaudited)	12.53	(0.03)[3]	(3.12)	(3.15)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.20)[3]	2.73	2.53	—	—	—
Class E Shares[6]							
Six-month period ended 9-30-2011 (unaudited)	12.63	0.02[3]	(3.15)	(3.13)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.07)[3]	2.70	2.63	—	—	—
Class I Shares							
Six-month period ended 9-30-2011 (unaudited)	12.65	0.03[3]	(3.15)	(3.12)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.08)[3]	2.73	2.65	—	—	—
Class R Shares							
Six-month period ended 9-30-2011 (unaudited)	12.58	0.00[3]	(3.14)	(3.14)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.12)[3]	2.70	2.58	—	—	—
Class Y Shares							
Six-month period ended 9-30-2011 (unaudited)	12.63	0.01[3]	(3.14)	(3.13)	—	—	—
Year ended 3-31-2011[5]	10.00	(0.10)[3]	2.73	2.63	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from May 3, 2010 (commencement of operations of the class) through March 31, 2011.

(6) Class is closed to investment.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2011 (unaudited)	$ 9.50	-24.78%	$204	1.50%[4]	0.33%[4]	1.64%[4]	0.19%[4]	33%
Year ended 3-31-2011[5]	12.63	26.30	246	1.50[4]	-0.97[4]	1.71[4]	-1.18[4]	36
Class B Shares								
Six-month period ended 9-30-2011 (unaudited)	9.37	-25.16	6	2.44[4]	-0.62[4]	—	—	33
Year ended 3-31-2011[5]	12.52	25.20	7	2.43[4]	-1.84[4]	2.48[4]	-1.89[4]	36
Class C Shares								
Six-month period ended 9-30-2011 (unaudited)	9.38	-25.14	75	2.33[4]	-0.50[4]	—	—	33
Year ended 3-31-2011[5]	12.53	25.30	86	2.34[4]	-1.85[4]	2.39[4]	-1.90[4]	36
Class E Shares[6]								
Six-month period ended 9-30-2011 (unaudited)	9.50	-24.78	—*	1.50[4]	0.38[4]	1.52[4]	0.36[4]	33
Year ended 3-31-2011[5]	12.63	26.30	—*	1.50[4]	-0.72[4]	1.58[4]	-0.80[4]	36
Class I Shares								
Six-month period ended 9-30-2011 (unaudited)	9.53	-24.66	90	1.25[4]	0.58[4]	1.30[4]	0.53[4]	33
Year ended 3-31-2011[5]	12.65	26.50	109	1.25[4]	-0.77[4]	1.40[4]	-0.92[4]	36
Class R Shares								
Six-month period ended 9-30-2011 (unaudited)	9.44	-24.96	1	1.88[4]	-0.07[4]	—	—	33
Year ended 3-31-2011[5]	12.58	25.80	1	1.92[4]	-1.15[4]	1.97[4]	-1.20[4]	36
Class Y Shares								
Six-month period ended 9-30-2011 (unaudited)	9.50	-24.78	13	1.50[4]	0.24[4]	1.56[4]	0.18[4]	33
Year ended 3-31-2011[5]	12.63	26.30	12	1.50[4]	-0.94[4]	1.67[4]	-1.11[4]	36

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2011 (unaudited)	$19.08	$0.08[2]	$(1.99)	$(1.91)	$(0.06)	$ —	$(0.06)
Year ended 3-31-2011	16.73	0.18[2]	2.34	2.52	(0.17)	—	(0.17)
Year ended 3-31-2010	13.01	0.21[2]	3.72	3.93	(0.21)	—	(0.21)
Year ended 3-31-2009	16.64	0.16	(3.63)	(3.47)	(0.16)	—	(0.16)
Year ended 3-31-2008	16.18	0.20	0.97	1.17	(0.20)	(0.51)	(0.71)
Year ended 3-31-2007	15.22	0.16	0.98	1.14	(0.18)	—	(0.18)
Class B Shares							
Six-month period ended 9-30-2011 (unaudited)	18.99	0.01[2]	(1.98)	(1.97)	—	—	—
Year ended 3-31-2011	16.67	0.04[2]	2.33	2.37	(0.05)	—	(0.05)
Year ended 3-31-2010	12.97	0.08[2]	3.71	3.79	(0.09)	—	(0.09)
Year ended 3-31-2009	16.60	0.04	(3.64)	(3.60)	(0.03)	—	(0.03)
Year ended 3-31-2008	16.14	0.04	0.97	1.01	(0.04)	(0.51)	(0.55)
Year ended 3-31-2007	15.18	0.01	0.98	0.99	(0.03)	—	(0.03)
Class C Shares							
Six-month period ended 9-30-2011 (unaudited)	19.03	0.02[2]	(1.98)	(1.96)	—	—	—
Year ended 3-31-2011	16.69	0.07[2]	2.34	2.41	(0.07)	—	(0.07)
Year ended 3-31-2010	12.98	0.12[2]	3.71	3.83	(0.12)	—	(0.12)
Year ended 3-31-2009	16.61	0.07[2]	(3.64)	(3.57)	(0.06)	—	(0.06)
Year ended 3-31-2008	16.15	0.07	0.97	1.04	(0.07)	(0.51)	(0.58)
Year ended 3-31-2007	15.20	0.04	0.97	1.01	(0.06)	—	(0.06)
Class E Shares[4]							
Six-month period ended 9-30-2011 (unaudited)	19.06	0.10[2]	(1.99)	(1.89)	(0.07)	—	(0.07)
Year ended 3-31-2011	16.74	0.22[2]	2.34	2.56	(0.24)	—	(0.24)
Year ended 3-31-2010	13.02	0.25[2]	3.72	3.97	(0.25)	—	(0.25)
Year ended 3-31-2009	16.65	0.21	(3.65)	(3.44)	(0.19)	—	(0.19)
Year ended 3-31-2008[5]	16.21	0.24	0.94	1.18	(0.23)	(0.51)	(0.74)
Class I Shares							
Six-month period ended 9-30-2011 (unaudited)	19.04	0.11[2]	(1.98)	(1.87)	(0.08)	—	(0.08)
Year ended 3-31-2011	16.74	0.21[2]	2.37	2.58	(0.28)	—	(0.28)
Year ended 3-31-2010	13.01	0.20[2]	3.80	4.00	(0.27)	—	(0.27)
Year ended 3-31-2009	16.65	0.09	(3.52)	(3.43)	(0.21)	—	(0.21)
Year ended 3-31-2008[5]	16.21	0.26	0.95	1.21	(0.26)	(0.51)	(0.77)
Class Y Shares							
Six-month period ended 9-30-2011 (unaudited)	19.08	0.09[2]	(2.00)	(1.91)	(0.06)	—	(0.06)
Year ended 3-31-2011	16.73	0.20[2]	2.34	2.54	(0.19)	—	(0.19)
Year ended 3-31-2010	13.01	0.24[2]	3.71	3.95	(0.23)	—	(0.23)
Year ended 3-31-2009	16.64	0.19	(3.65)	(3.46)	(0.17)	—	(0.17)
Year ended 3-31-2008	16.18	0.22	0.97	1.19	(0.22)	(0.51)	(0.73)
Year ended 3-31-2007	15.22	0.18	0.98	1.16	(0.20)	—	(0.20)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Six-month period ended 9-30-2011 (unaudited)	$17.11	-10.03%	$128	1.24%[3]	0.90%[3]	20%
Year ended 3-31-2011	19.08	15.18	114	1.30	1.03	43
Year ended 3-31-2010	16.73	30.35	81	1.37	1.38	57
Year ended 3-31-2009	13.01	-20.98	68	1.36	1.12	57
Year ended 3-31-2008	16.64	7.05	63	1.38	1.16	9
Year ended 3-31-2007	16.18	7.53	59	1.39	1.03	23
Class B Shares						
Six-month period ended 9-30-2011 (unaudited)	17.02	-10.37	14	2.03[3]	0.11[3]	20
Year ended 3-31-2011	18.99	14.25	11	2.09	0.24	43
Year ended 3-31-2010	16.67	29.26	7	2.20	0.53	57
Year ended 3-31-2009	12.97	-21.73	4	2.28	0.22	57
Year ended 3-31-2008	16.60	6.08	3	2.30	0.24	9
Year ended 3-31-2007	16.14	6.49	3	2.39	0.03	23
Class C Shares						
Six-month period ended 9-30-2011 (unaudited)	17.07	-10.30	76	1.91[3]	0.23[3]	20
Year ended 3-31-2011	19.03	14.50	69	1.89	0.43	43
Year ended 3-31-2010	16.69	29.59	42	1.99	0.78	57
Year ended 3-31-2009	12.98	-21.53	49	1.96	0.49	57
Year ended 3-31-2008	16.61	6.27	4	2.11	0.42	9
Year ended 3-31-2007	16.15	6.67	3	2.16	0.27	23
Class E Shares[4]						
Six-month period ended 9-30-2011 (unaudited)	17.10	-9.96	—*	1.06[3]	1.08[3]	20
Year ended 3-31-2011	19.06	15.43	—*	1.10	1.24	43
Year ended 3-31-2010	16.74	30.66	—*	1.12	1.62	57
Year ended 3-31-2009	13.02	-20.77	—*	1.12	1.38	57
Year ended 3-31-2008[5]	16.65	7.11	—*	1.15[3]	1.39[3]	9[6]
Class I Shares						
Six-month period ended 9-30-2011 (unaudited)	17.09	-9.87	25	0.94[3]	1.19[3]	20
Year ended 3-31-2011	19.04	15.58	18	0.97	1.20	43
Year ended 3-31-2010	16.74	30.93	2	1.00	1.67	57
Year ended 3-31-2009	13.01	-20.72	—*	0.99	1.34	57
Year ended 3-31-2008[5]	16.65	7.25	—*	1.04[3]	1.51[3]	9[6]
Class Y Shares						
Six-month period ended 9-30-2011 (unaudited)	17.11	-10.01	55	1.19[3]	0.95[3]	20
Year ended 3-31-2011	19.08	15.29	48	1.22	1.10	43
Year ended 3-31-2010	16.73	30.51	40	1.24	1.52	57
Year ended 3-31-2009	13.01	-20.89	38	1.24	1.26	57
Year ended 3-31-2008	16.64	7.16	27	1.28	1.27	9
Year ended 3-31-2007	16.18	7.67	28	1.26	1.16	23

See Accompanying Notes to Financial Statements.

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2011							
(unaudited)	$15.11	$(0.05)[3]	$(4.81)	$(4.86)	$—	$ —	$ —
Year ended 3-31-2011	11.11	(0.07)[3]	4.07	4.00	—	—	—
Year ended 3-31-2010	7.27	(0.04)[3]	3.88	3.84	—	—	—
Year ended 3-31-2009	13.67	(0.05)[3]	(6.35)	(6.40)	—	—	—
Year ended 3-31-2008	10.35	(0.07)[3]	3.41	3.34	—	(0.02)	(0.02)
Year ended 3-31-2007[5]	10.00	(0.09)	0.44	0.35	—	—	—
Class B Shares							
Six-month period ended 9-30-2011							
(unaudited)	14.52	(0.10)[3]	(4.61)	(4.71)	—	—	—
Year ended 3-31-2011	10.77	(0.17)[3]	3.92	3.75	—	—	—
Year ended 3-31-2010	7.12	(0.14)[3]	3.79	3.65	—	—	—
Year ended 3-31-2009	13.52	(0.16)[3]	(6.24)	(6.40)	—	—	—
Year ended 3-31-2008	10.29	(0.16)[3]	3.39	3.23	—	—	—
Year ended 3-31-2007[5]	10.00	(0.13)	0.42	0.29	—	—	—
Class C Shares							
Six-month period ended 9-30-2011							
(unaudited)	14.62	(0.08)[3]	(4.65)	(4.73)	—	—	—
Year ended 3-31-2011	10.82	(0.15)[3]	3.95	3.80	—	—	—
Year ended 3-31-2010	7.14	(0.12)[3]	3.80	3.68	—	—	—
Year ended 3-31-2009	13.55	(0.12)[3]	(6.29)	(6.41)	—	—	—
Year ended 3-31-2008	10.30	(0.14)[3]	3.39	3.25	—	—	—
Year ended 3-31-2007[5]	10.00	(0.14)	0.44	0.30	—	—	—
Class E Shares[6]							
Six-month period ended 9-30-2011							
(unaudited)	15.22	(0.03)[3]	(4.84)	(4.87)	—	—	—
Year ended 3-31-2011	11.16	(0.04)[3]	4.10	4.06	—	—	—
Year ended 3-31-2010	7.29	(0.02)[3]	3.89	3.87	—	—	—
Year ended 3-31-2009	13.69	(0.04)[3]	(6.36)	(6.40)	—	—	—
Year ended 3-31-2008[7]	10.48	0.08[3]	3.19	3.27	—	(0.06)	(0.06)
Class I Shares							
Six-month period ended 9-30-2011							
(unaudited)	15.31	(0.02)[3]	(4.88)	(4.90)	—	—	—
Year ended 3-31-2011	11.21	(0.03)[3]	4.13	4.10	—	—	—
Year ended 3-31-2010	7.32	(0.01)[3]	3.90	3.89	—	—	—
Year ended 3-31-2009	13.72	(0.03)[3]	(6.37)	(6.40)	—	—	—
Year ended 3-31-2008[7]	10.51	0.10[3]	3.19	3.29	—	(0.08)	(0.08)
Class Y Shares							
Six-month period ended 9-30-2011							
(unaudited)	15.20	(0.04)[3]	(4.84)	(4.88)	—	—	—
Year ended 3-31-2011	11.16	(0.06)[3]	4.10	4.04	—	—	—
Year ended 3-31-2010	7.30	(0.04)[3]	3.90	3.86	—	—	—
Year ended 3-31-2009	13.73	(0.07)[3]	(6.36)	(6.43)	—	—	—
Year ended 3-31-2008	10.38	(0.07)[3]	3.46	3.39	—	(0.04)	(0.04)
Year ended 3-31-2007[5]	10.00	(0.08)	0.46	0.38	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 3, 2006 (commencement of operations of the class) through March 31, 2007.

(6) Class is closed to investment.

(7) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(8) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2011 (unaudited)	$10.25	-32.16%	$ 68	1.60%[4]	-0.69%[4]	—%	—%	2%
Year ended 3-31-2011	15.11	36.00	101	1.60	-0.59	1.66	-0.65	22
Year ended 3-31-2010	11.11	52.82	63	1.60	-0.42	1.79	-0.61	15
Year ended 3-31-2009	7.27	-46.82	30	1.60	-0.47	1.91	-0.78	48
Year ended 3-31-2008	13.67	32.27	27	1.66	-0.53	2.01	-0.88	35
Year ended 3-31-2007[5]	10.35	3.50	5	2.74[4]	-1.30[4]	3.58[4]	-2.14[4]	11
Class B Shares								
Six-month period ended 9-30-2011 (unaudited)	9.81	-32.44	4	2.38[4]	-1.47[4]	—	—	2
Year ended 3-31-2011	14.52	34.82	5	2.50	-1.49	—	—	22
Year ended 3-31-2010	10.77	51.26	3	2.60	-1.40	2.68	-1.48	15
Year ended 3-31-2009	7.12	-47.34	2	2.60	-1.48	2.78	-1.66	48
Year ended 3-31-2008	13.52	31.39	2	2.44	-1.26	2.79	-1.61	35
Year ended 3-31-2007[5]	10.29	2.90	1	3.13[4]	-1.64[4]	3.97[4]	-2.48[4]	11
Class C Shares								
Six-month period ended 9-30-2011 (unaudited)	9.89	-32.35	16	2.21[4]	-1.30[4]	—	—	2
Year ended 3-31-2011	14.62	35.12	25	2.29	-1.29	—	—	22
Year ended 3-31-2010	10.82	51.54	13	2.38	-1.19	—	—	15
Year ended 3-31-2009	7.14	-47.31	9	2.50	-1.30	2.50	-1.30	48
Year ended 3-31-2008	13.55	31.55	3	2.28	-1.09	2.63	-1.44	35
Year ended 3-31-2007[5]	10.30	3.00	1	3.17[4]	-1.72[4]	4.01[4]	-2.56[4]	11
Class E Shares[6]								
Six-month period ended 9-30-2011 (unaudited)	10.35	-32.00	—*	1.30[4]	-0.39[4]	—	—	2
Year ended 3-31-2011	15.22	36.38	—*	1.34	-0.33	—	—	22
Year ended 3-31-2010	11.16	53.09	—*	1.39	-0.19	—	—	15
Year ended 3-31-2009	7.29	-46.75	—*	1.46	-0.38	1.46	-0.38	48
Year ended 3-31-2008[7]	13.69	31.15	—*	1.31[4]	-0.06[4]	1.66[4]	-0.41[4]	35[8]
Class I Shares								
Six-month period ended 9-30-2011 (unaudited)	10.41	-32.01	6	1.18[4]	-0.27[4]	—	—	2
Year ended 3-31-2011	15.31	36.57	10	1.22	-0.23	—	—	22
Year ended 3-31-2010	11.21	53.14	2	1.24	-0.13	—	—	15
Year ended 3-31-2009	7.32	-46.65	—*	1.39	-0.27	1.39	-0.27	48
Year ended 3-31-2008[7]	13.72	31.26	—*	1.19[4]	0.05[4]	1.54[4]	-0.30[4]	35[8]
Class Y Shares								
Six-month period ended 9-30-2011 (unaudited)	10.32	-32.11	5	1.44[4]	-0.55[4]	—	—	2
Year ended 3-31-2011	15.20	36.20	9	1.49	-0.48	—	—	22
Year ended 3-31-2010	11.16	52.88	5	1.52	-0.36	—	—	15
Year ended 3-31-2009	7.30	-46.83	2	1.60	-0.59	1.65	-0.64	48
Year ended 3-31-2008	13.73	32.67	5	1.55	-0.51	1.90	-0.86	35
Year ended 3-31-2007[5]	10.38	3.80	1	2.32[4]	-0.82[4]	3.16[4]	-1.66[4]	11

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2011							
(unaudited)	$24.20	$ 0.00[3]	$ (9.37)	$ (9.37)	$ —	$ —	$ —
Year ended 3-31-2011	18.60	(0.04)[3]	5.64	5.60	—	—	—
Year ended 3-31-2010	11.08	(0.10)[3]	7.62	7.52	—	—	—
Year ended 3-31-2009	36.53	0.02	(21.13)	(21.11)	(0.03)	(4.31)	(4.34)
Year ended 3-31-2008	31.67	0.05[3]	8.54	8.59	(0.52)	(3.21)	(3.73)
Year ended 3-31-2007	30.13	0.17[3]	4.40	4.57	(0.16)	(2.87)	(3.03)
Class B Shares							
Six-month period ended 9-30-2011							
(unaudited)	21.65	(0.07)[3]	(8.37)	(8.44)	—	—	—
Year ended 3-31-2011	16.77	(0.18)[3]	5.06	4.88	—	—	—
Year ended 3-31-2010	10.08	(0.21)[3]	6.90	6.69	—	—	—
Year ended 3-31-2009	34.27	(0.10)	(19.82)	(19.92)	—	(4.27)	(4.27)
Year ended 3-31-2008	29.78	(0.23)[3]	8.00	7.77	(0.07)	(3.21)	(3.28)
Year ended 3-31-2007	28.57	(0.05)	4.13	4.08	—	(2.87)	(2.87)
Class C Shares							
Six-month period ended 9-30-2011							
(unaudited)	21.00	(0.06)[3]	(8.12)	(8.18)	—	—	—
Year ended 3-31-2011	16.25	(0.15)[3]	4.90	4.75	—	—	—
Year ended 3-31-2010	9.75	(0.18)[3]	6.68	6.50	—	—	—
Year ended 3-31-2009	33.47	(0.13)	(19.32)	(19.45)	—	(4.27)	(4.27)
Year ended 3-31-2008	29.19	(0.20)[3]	7.86	7.66	(0.17)	(3.21)	(3.38)
Year ended 3-31-2007	28.04	(0.03)	4.05	4.02	—	(2.87)	(2.87)
Class E Shares							
Six-month period ended 9-30-2011							
(unaudited)	24.45	0.01[3]	(9.48)	(9.47)	—	—	—
Year ended 3-31-2011	18.76	(0.02)[3]	5.71	5.69	—	—	—
Year ended 3-31-2010	11.16	(0.07)[3]	7.67	7.60	—	—	—
Year ended 3-31-2009	36.41	(0.06)[3]	(20.98)	(21.04)	—	(4.21)	(4.21)
Year ended 3-31-2008[5]	32.00	0.03	7.94	7.97	(0.35)	(3.21)	(3.56)
Class I Shares							
Six-month period ended 9-30-2011							
(unaudited)	24.69	0.04[3]	(9.57)	(9.53)	—	—	—
Year ended 3-31-2011	18.90	0.02[3]	5.77	5.79	—	—	—
Year ended 3-31-2010	11.22	(0.04)[3]	7.72	7.68	—	—	—
Year ended 3-31-2009	36.74	0.03[3]	(21.19)	(21.16)	(0.04)	(4.32)	(4.36)
Year ended 3-31-2008[5]	32.16	0.05[3]	8.51	8.56	(0.77)	(3.21)	(3.98)
Class R Shares							
Six-month period ended 9-30-2011							
(unaudited)	24.00	(0.02)[3]	(9.29)	(9.31)	—	—	—
Year ended 3-31-2011	18.47	(0.08)[3]	5.61	5.53	—	—	—
Year ended 3-31-2010	11.02	(0.12)[3]	7.57	7.45	—	—	—
Year ended 3-31-2009	36.30	(0.05)[3]	(20.94)	(20.99)	—	(4.29)	(4.29)
Year ended 3-31-2008	31.62	0.24	8.23	8.47	(0.58)	(3.21)	(3.79)
Year ended 3-31-2007	30.10	0.05[3]	4.44	4.49	(0.10)	(2.87)	(2.97)
Class Y Shares							
Six-month period ended 9-30-2011							
(unaudited)	24.50	0.02[3]	(9.49)	(9.47)	—	—	—
Year ended 3-31-2011	18.79	(0.01)[3]	5.72	5.71	—	—	—
Year ended 3-31-2010	11.17	(0.06)[3]	7.68	7.62	—	—	—
Year ended 3-31-2009	36.62	0.10	(21.21)	(21.11)	(0.02)	(4.32)	(4.34)
Year ended 3-31-2008	31.84	0.17	8.50	8.67	(0.68)	(3.21)	(3.89)
Year ended 3-31-2007	30.27	0.21[3]	4.43	4.64	(0.20)	(2.87)	(3.07)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2011								
(unaudited)	$14.83	-38.72%	$1,667	1.36%[4]	0.01%[4]	—%	—%	48%
Year ended 3-31-2011	24.20	30.11	3,095	1.39	-0.22	—	—	105
Year ended 3-31-2010	18.60	67.87	2,822	1.45	-0.58	—	—	112
Year ended 3-31-2009	11.08	-56.82	1,640	1.40	-0.03	—	—	191
Year ended 3-31-2008	36.53	26.65	5,168	1.27	0.14	—	—	142
Year ended 3-31-2007	31.67	15.47	3,360	1.31	0.57	—	—	106
Class B Shares								
Six-month period ended 9-30-2011								
(unaudited)	13.21	-38.98	109	2.14[4]	-0.76[4]	—	—	48
Year ended 3-31-2011	21.65	29.10	198	2.21	-1.05	—	—	105
Year ended 3-31-2010	16.77	66.37	186	2.28	-1.39	—	—	112
Year ended 3-31-2009	10.08	-57.15	117	2.19	-0.83	—	—	191
Year ended 3-31-2008	34.27	25.64	345	2.07	-0.64	—	—	142
Year ended 3-31-2007	29.78	14.55	272	2.12	-0.24	—	—	106
Class C Shares								
Six-month period ended 9-30-2011								
(unaudited)	12.82	-38.95	593	2.03[4]	-0.65[4]	—	—	48
Year ended 3-31-2011	21.00	29.23	1,072	2.07	-0.91	—	—	105
Year ended 3-31-2010	16.25	66.67	997	2.13	-1.26	—	—	112
Year ended 3-31-2009	9.75	-57.10	539	2.10	-0.74	—	—	191
Year ended 3-31-2008	33.47	25.72	1,749	1.99	-0.58	—	—	142
Year ended 3-31-2007	29.19	14.65	1,138	2.04	-0.16	—	—	106
Class E Shares								
Six-month period ended 9-30-2011								
(unaudited)	14.98	-38.73	6	1.27[4]	0.10[4]	1.92[4]	-0.55[4]	48
Year ended 3-31-2011	24.45	30.33	9	1.27	-0.12	2.18	-1.03	105
Year ended 3-31-2010	18.76	68.10	6	1.27	-0.40	2.55	-1.68	112
Year ended 3-31-2009	11.16	-56.83	2	1.66	-0.29	2.68	-1.31	191
Year ended 3-31-2008[5]	36.41	24.42	3	2.29[4]	-1.02[4]	—	—	142[6]
Class I Shares								
Six-month period ended 9-30-2011								
(unaudited)	15.16	-38.60	1,141	1.01[4]	0.36[4]	—	—	48
Year ended 3-31-2011	24.69	30.64	1,756	1.02	0.12	—	—	105
Year ended 3-31-2010	18.90	68.45	1,074	1.04	-0.21	—	—	112
Year ended 3-31-2009	11.22	-56.60	232	1.05	0.22	—	—	191
Year ended 3-31-2008[5]	36.74	26.14	71	1.00[4]	0.30[4]	—	—	142[6]
Class R Shares								
Six-month period ended 9-30-2011								
(unaudited)	14.69	-38.79	55	1.58[4]	-0.20[4]	—	—	48
Year ended 3-31-2011	24.00	29.94	90	1.56	-0.41	—	—	105
Year ended 3-31-2010	18.47	67.60	56	1.57	-0.71	—	—	112
Year ended 3-31-2009	11.02	-56.86	22	1.57	-0.22	—	—	191
Year ended 3-31-2008	36.30	26.31	25	1.55	-0.22	—	—	142
Year ended 3-31-2007	31.62	15.20	4	1.58	0.23	—	—	106
Class Y Shares								
Six-month period ended 9-30-2011								
(unaudited)	15.03	-38.65	449	1.20[4]	0.17[4]	1.26[4]	0.11[4]	48
Year ended 3-31-2011	24.50	30.39	799	1.20	-0.04	1.27	-0.11	105
Year ended 3-31-2010	18.79	68.22	667	1.20	-0.36	1.29	-0.45	112
Year ended 3-31-2009	11.17	-56.67	278	1.20	0.16	1.28	0.08	191
Year ended 3-31-2008	36.62	26.74	813	1.20	0.16	1.26	0.11	142
Year ended 3-31-2007	31.84	15.63	311	1.20	0.66	1.27	0.59	106

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2011 (unaudited)	$19.42	$ 0.03[3]	$ (2.71)	$ (2.68)	$ —	$ —	$ —
Year ended 3-31-2011	15.95	0.03[3]	3.62	3.65	(0.18)	—	(0.18)
Year ended 3-31-2010	8.31	0.19[3]	7.64	7.83	(0.19)	—	(0.19)
Year ended 3-31-2009	19.34	0.23	(11.00)	(10.77)	(0.26)	—*	(0.26)
Year ended 3-31-2008	26.14	0.19	(4.87)	(4.68)	(0.15)	(1.97)	(2.12)
Year ended 3-31-2007	23.11	0.10	4.05	4.15	(0.15)	(0.97)	(1.12)
Class B Shares							
Six-month period ended 9-30-2011 (unaudited)	19.20	(0.08)[3]	(2.67)	(2.75)	—	—	—
Year ended 3-31-2011	15.82	(0.17)[3]	3.57	3.40	(0.02)	—	(0.02)
Year ended 3-31-2010	8.24	0.03[3]	7.56	7.59	(0.01)	—	(0.01)
Year ended 3-31-2009	19.15	0.00	(10.85)	(10.85)	(0.06)	—*	(0.06)
Year ended 3-31-2008	25.91	(0.08)	(4.79)	(4.87)	(0.01)	(1.88)	(1.89)
Year ended 3-31-2007	23.00	(0.09)	3.97	3.88	—	(0.97)	(0.97)
Class C Shares							
Six-month period ended 9-30-2011 (unaudited)	19.27	(0.05)[3]	(2.68)	(2.73)	—	—	—
Year ended 3-31-2011	15.86	(0.10)[3]	3.59	3.49	(0.08)	—	(0.08)
Year ended 3-31-2010	8.26	0.09[3]	7.60	7.69	(0.09)	—	(0.09)
Year ended 3-31-2009	19.22	0.09	(10.92)	(10.83)	(0.12)	(0.01)	(0.13)
Year ended 3-31-2008	26.01	0.00	(4.85)	(4.85)	(0.02)	(1.92)	(1.94)
Year ended 3-31-2007	23.04	(0.06)	4.00	3.94	—	(0.97)	(0.97)
Class E Shares							
Six-month period ended 9-30-2011 (unaudited)	19.43	0.03[3]	(2.72)	(2.69)	—	—	—
Year ended 3-31-2011	15.96	0.03[3]	3.63	3.66	(0.19)	—	(0.19)
Year ended 3-31-2010	8.32	0.19[3]	7.70	7.89	(0.25)	—	(0.25)
Year ended 3-31-2009	19.36	0.18	(11.00)	(10.82)	(0.22)	—*	(0.22)
Year ended 3-31-2008[5]	26.37	(0.32)[3]	(4.78)	(5.10)	(0.03)	(1.88)	(1.91)
Class I Shares							
Six-month period ended 9-30-2011 (unaudited)	19.52	0.08[3]	(2.74)	(2.66)	—	—	—
Year ended 3-31-2011	16.00	0.17[3]	3.61	3.78	(0.26)	—	(0.26)
Year ended 3-31-2010	8.34	0.06[3]	7.90	7.96	(0.30)	—	(0.30)
Year ended 3-31-2009	19.43	0.32	(11.03)	(10.71)	(0.37)	(0.01)	(0.38)
Year ended 3-31-2008[5]	26.38	0.18[3]	(4.92)	(4.74)	(0.24)	(1.97)	(2.21)
Class R Shares							
Six-month period ended 9-30-2011 (unaudited)	19.43	0.04[3]	(2.73)	(2.69)	—	—	—
Year ended 3-31-2011	15.95	(0.01)[3]	3.68	3.67	(0.19)	—	(0.19)
Year ended 3-31-2010	8.31	0.15[3]	7.73	7.88	(0.24)	—	(0.24)
Year ended 3-31-2009	19.35	0.12[3]	(10.86)	(10.74)	(0.29)	(0.01)	(0.30)
Year ended 3-31-2008	26.14	0.12	(4.81)	(4.69)	(0.13)	(1.97)	(2.10)
Year ended 3-31-2007	23.11	0.15	3.98	4.13	(0.13)	(0.97)	(1.10)
Class Y Shares							
Six-month period ended 9-30-2011 (unaudited)	19.44	0.06[3]	(2.72)	(2.66)	—	—	—
Year ended 3-31-2011	15.95	0.10[3]	3.62	3.72	(0.23)	—	(0.23)
Year ended 3-31-2010	8.31	0.26[3]	7.66	7.92	(0.28)	—	(0.28)
Year ended 3-31-2009	19.35	0.26	(10.95)	(10.69)	(0.34)	(0.01)	(0.35)
Year ended 3-31-2008	26.15	0.36	(4.99)	(4.63)	(0.20)	(1.97)	(2.17)
Year ended 3-31-2007	23.12	0.23	3.97	4.20	(0.20)	(0.97)	(1.17)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2011 (unaudited)	$16.74	-13.80%	$215	1.73%[4]	0.29%[4]	—%	—%	27%
Year ended 3-31-2011	19.42	23.00	247	1.79	0.16	—	—	65
Year ended 3-31-2010	15.95	94.78	178	2.09	1.51	—	—	72
Year ended 3-31-2009	8.31	-56.07	100	1.93	1.41	—	—	42
Year ended 3-31-2008	19.34	-18.13	253	1.67	0.70	—	—	27
Year ended 3-31-2007	26.14	18.09	395	1.57	0.54	—	—	35
Class B Shares								
Six-month period ended 9-30-2011 (unaudited)	16.45	-14.32	6	2.87[4]	-0.87[4]	—	—	27
Year ended 3-31-2011	19.20	21.51	8	3.01	-0.99	—	—	65
Year ended 3-31-2010	15.82	92.14	7	3.53	0.20	—	—	72
Year ended 3-31-2009	8.24	-56.69	4	3.18	0.29	—	—	42
Year ended 3-31-2008	19.15	-18.98	13	2.71	-0.24	—	—	27
Year ended 3-31-2007	25.91	16.93	22	2.57	-0.42	—	—	35
Class C Shares								
Six-month period ended 9-30-2011 (unaudited)	16.54	-14.17	10	2.49[4]	-0.50[4]	—	—	27
Year ended 3-31-2011	19.27	22.07	12	2.56	-0.52	—	—	65
Year ended 3-31-2010	15.86	93.33	9	2.88	0.72	—	—	72
Year ended 3-31-2009	8.26	-56.47	5	2.79	0.57	—	—	42
Year ended 3-31-2008	19.22	-18.84	13	2.50	0.03	—	—	27
Year ended 3-31-2007	26.01	17.17	26	2.39	-0.28	—	—	35
Class E Shares								
Six-month period ended 9-30-2011 (unaudited)	16.74	-13.84	1	1.67[4]	0.36[4]	2.35[4]	-0.32[4]	27
Year ended 3-31-2011	19.43	23.12	1	1.67	0.16	2.52	-0.69	65
Year ended 3-31-2010	15.96	95.63	1	1.67	1.57	3.45	-0.21	72
Year ended 3-31-2009	8.32	-56.07	—*	2.12	1.01	3.33	-0.20	42
Year ended 3-31-2008[5]	19.36	-19.55	—*	2.77[4]	-1.47[4]	—	—	27[6]
Class I Shares								
Six-month period ended 9-30-2011 (unaudited)	16.86	-13.63	4	1.15[4]	0.83[4]	—	—	27
Year ended 3-31-2011	19.52	23.84	5	1.16	0.97	—	—	65
Year ended 3-31-2010	16.00	96.35	4	1.27	0.34	—	—	72
Year ended 3-31-2009	8.34	-55.70	1	1.16	2.13	—	—	42
Year ended 3-31-2008[5]	19.43	-18.17	1	1.17[4]	0.75[4]	—	—	27[6]
Class R Shares								
Six-month period ended 9-30-2011 (unaudited)	16.74	-13.84	1	1.72[4]	0.42[4]	—	—	27
Year ended 3-31-2011	19.43	23.17	1	1.70	-0.05	—	—	65
Year ended 3-31-2010	15.95	95.59	—*	1.73	1.27	—	—	72
Year ended 3-31-2009	8.31	-55.94	—*	1.70	1.04	—	—	42
Year ended 3-31-2008	19.35	-18.12	—*	1.68	0.26	—	—	27
Year ended 3-31-2007	26.14	17.98	—*	1.68	0.43	—	—	35
Class Y Shares								
Six-month period ended 9-30-2011 (unaudited)	16.78	-13.68	123	1.39[4]	0.61[4]	—	—	27
Year ended 3-31-2011	19.44	23.51	150	1.39	0.57	—	—	65
Year ended 3-31-2010	15.95	96.18	109	1.41	2.09	—	—	72
Year ended 3-31-2009	8.31	-55.78	54	1.39	1.77	—	—	42
Year ended 3-31-2008	19.35	-17.89	120	1.38	1.19	—	—	27
Year ended 3-31-2007	26.15	18.32	265	1.37	0.94	—	—	35

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended 9-30-2011								
(unaudited)	$35.09	$(0.17)[3]	$(6.35)	$(6.52)	$—	$ —	$ —	$ —
Year ended 3-31-2011	29.35	(0.25)[3]	6.39	6.14	—	(0.40)	—	(0.40)
Year ended 3-31-2010	21.07	(0.07)[3]	8.52	8.45	—	(0.17)	—	(0.17)
Year ended 3-31-2009	27.87	(0.10)	(5.54)	(5.64)	—	(1.15)	(0.01)	(1.16)
Year ended 3-31-2008	28.70	(0.17)	2.78	2.61	—	(3.44)	—	(3.44)
Year ended 3-31-2007	27.08	(0.23)	1.91	1.68	—	(0.06)	—	(0.06)
Class B Shares								
Six-month period ended 9-30-2011								
(unaudited)	31.58	(0.27)[3]	(5.70)	(5.97)	—	—	—	—
Year ended 3-31-2011	26.62	(0.47)[3]	5.75	5.28	—	(0.32)	—	(0.32)
Year ended 3-31-2010	19.19	(0.31)[3]	7.74	7.43	—	—	—	—
Year ended 3-31-2009	25.68	(0.29)	(5.13)	(5.42)	—	(1.07)	—*	(1.07)
Year ended 3-31-2008	26.66	(0.28)	2.42	2.14	—	(3.12)	—	(3.12)
Year ended 3-31-2007	25.42	(0.48)	1.78	1.30	—	(0.06)	—	(0.06)
Class C Shares								
Six-month period ended 9-30-2011								
(unaudited)	32.41	(0.26)[3]	(5.85)	(6.11)	—	—	—	—
Year ended 3-31-2011	27.29	(0.44)[3]	5.91	5.47	—	(0.35)	—	(0.35)
Year ended 3-31-2010	19.65	(0.26)[3]	7.93	7.67	—	(0.03)	—	(0.03)
Year ended 3-31-2009	26.21	(0.19)	(5.28)	(5.47)	—	(1.08)	(0.01)	(1.09)
Year ended 3-31-2008	27.14	(0.26)	2.50	2.24	—	(3.17)	—	(3.17)
Year ended 3-31-2007	25.84	(0.49)	1.85	1.36	—	(0.06)	—	(0.06)
Class E Shares								
Six-month period ended 9-30-2011								
(unaudited)	35.04	(0.17)[3]	(6.34)	(6.51)	—	—	—	—
Year ended 3-31-2011	29.33	(0.26)[3]	6.38	6.12	—	(0.41)	—	(0.41)
Year ended 3-31-2010	21.05	(0.06)[3]	8.52	8.46	—	(0.18)	—	(0.18)
Year ended 3-31-2009	27.76	(0.10)[3]	(5.56)	(5.66)	—	(1.04)	(0.01)	(1.05)
Year ended 3-31-2008[5]	28.79	(0.44)[3]	2.69	2.25	—	(3.28)	—	(3.28)
Class I Shares								
Six-month period ended 9-30-2011								
(unaudited)	37.36	(0.12)[3]	(6.76)	(6.88)	—	—	—	—
Year ended 3-31-2011	31.16	(0.16)[3]	6.80	6.64	—	(0.44)	—	(0.44)
Year ended 3-31-2010	22.33	0.01[3]	9.05	9.06	—	(0.23)	—	(0.23)
Year ended 3-31-2009	29.35	0.08[3]	(5.92)	(5.84)	—	(1.17)	(0.01)	(1.18)
Year ended 3-31-2008[5]	29.71	0.02[3]	3.16	3.18	—	(3.54)	—	(3.54)
Class R Shares								
Six-month period ended 9-30-2011								
(unaudited)	34.93	(0.21)[3]	(6.31)	(6.52)	—	—	—	—
Year ended 3-31-2011	29.27	(0.32)[3]	6.37	6.05	—	(0.39)	—	(0.39)
Year ended 3-31-2010	21.02	(0.13)[3]	8.52	8.39	—	(0.14)	—	(0.14)
Year ended 3-31-2009	27.81	(0.05)[3]	(5.60)	(5.65)	—	(1.13)	(0.01)	(1.14)
Year ended 3-31-2008	28.64	(0.15)[3]	2.68	2.53	—	(3.36)	—	(3.36)
Year ended 3-31-2007	27.07	(0.27)	1.90	1.63	—	(0.06)	—	(0.06)
Class Y Shares								
Six-month period ended 9-30-2011								
(unaudited)	36.54	(0.16)[3]	(6.61)	(6.77)	—	—	—	—
Year ended 3-31-2011	30.54	(0.23)[3]	6.65	6.42	—	(0.42)	—	(0.42)
Year ended 3-31-2010	21.90	(0.04)[3]	8.87	8.83	—	(0.19)	—	(0.19)
Year ended 3-31-2009	28.87	(0.10)	(5.71)	(5.81)	—	(1.15)	(0.01)	(1.16)
Year ended 3-31-2008	29.62	(0.09)[3]	2.81	2.72	—	(3.47)	—	(3.47)
Year ended 3-31-2007	27.92	(0.22)	1.98	1.76	—	(0.06)	—	(0.06)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2011 (unaudited)	$28.57	-18.58%	$446	1.39%[4]	-1.02%[4]	—%	—%	24%
Year ended 3-31-2011	35.09	21.09	568	1.40	-0.83	—	—	47
Year ended 3-31-2010	29.35	40.13	437	1.50	-0.28	—	—	59
Year ended 3-31-2009	21.07	-19.86	245	1.50	-0.21	—	—	46
Year ended 3-31-2008	27.87	8.27	245	1.43	-0.39	—	—	96
Year ended 3-31-2007	28.70	6.22	185	1.47	-0.88	—	—	81
Class B Shares								
Six-month period ended 9-30-2011 (unaudited)	25.61	-18.90	26	2.21[4]	-1.84[4]	—	—	24
Year ended 3-31-2011	31.58	19.98	31	2.29	-1.72	—	—	47
Year ended 3-31-2010	26.62	38.72	24	2.51	-1.29	—	—	59
Year ended 3-31-2009	19.19	-20.71	15	2.56	-1.30	—	—	46
Year ended 3-31-2008	25.68	7.19	20	2.42	-1.39	—	—	96
Year ended 3-31-2007	26.66	5.13	19	2.51	-1.91	—	—	81
Class C Shares								
Six-month period ended 9-30-2011 (unaudited)	26.30	-18.85	185	2.11[4]	-1.74[4]	—	—	24
Year ended 3-31-2011	32.41	20.17	230	2.15	-1.58	—	—	47
Year ended 3-31-2010	27.29	39.05	183	2.28	-1.07	—	—	59
Year ended 3-31-2009	19.65	-20.51	98	2.30	-1.04	—	—	46
Year ended 3-31-2008	26.21	7.38	122	2.26	-1.23	—	—	96
Year ended 3-31-2007	27.14	5.32	109	2.33	-1.74	—	—	81
Class E Shares								
Six-month period ended 9-30-2011 (unaudited)	28.53	-18.58	5	1.43[4]	-1.06[4]	2.00[4]	-1.63[4]	24
Year ended 3-31-2011	35.04	21.03	6	1.43	-0.87	2.08	-1.52	47
Year ended 3-31-2010	29.33	40.21	4	1.43	-0.24	2.56	-1.37	59
Year ended 3-31-2009	21.05	-20.05	2	1.76	-0.43	2.69	-1.36	46
Year ended 3-31-2008[5]	27.76	6.98	1	2.61[4]	-1.46[4]	—	—	96[6]
Class I Shares								
Six-month period ended 9-30-2011 (unaudited)	30.48	-18.41	135	1.06[4]	-0.69[4]	—	—	24
Year ended 3-31-2011	37.36	21.48	182	1.07	-0.50	—	—	47
Year ended 3-31-2010	31.16	40.65	122	1.11	0.02	—	—	59
Year ended 3-31-2009	22.33	-19.50	19	1.07	0.34	—	—	46
Year ended 3-31-2008[5]	29.35	9.89	9	1.10[4]	0.05[4]	—	—	96[6]
Class R Shares								
Six-month period ended 9-30-2011 (unaudited)	28.41	-18.67	32	1.63[4]	-1.26[4]	—	—	24
Year ended 3-31-2011	34.93	20.83	35	1.61	-1.06	—	—	47
Year ended 3-31-2010	29.27	39.95	19	1.64	-0.48	—	—	59
Year ended 3-31-2009	21.02	-19.95	6	1.62	-0.22	—	—	46
Year ended 3-31-2008	27.81	8.03	2	1.63	-0.50	—	—	96
Year ended 3-31-2007	28.64	6.03	—*	1.65	-1.08	—	—	81
Class Y Shares								
Six-month period ended 9-30-2011 (unaudited)	29.77	-18.53	347	1.30[4]	-0.93[4]	—	—	24
Year ended 3-31-2011	36.54	21.18	445	1.31	-0.74	—	—	47
Year ended 3-31-2010	30.54	40.36	352	1.35	-0.13	—	—	59
Year ended 3-31-2009	21.90	-19.74	193	1.33	-0.03	—	—	46
Year ended 3-31-2008	28.87	8.38	155	1.34	-0.28	—	—	96
Year ended 3-31-2007	29.62	6.32	78	1.35	-0.76	—	—	81

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Ivy Funds, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Asset Strategy New Opportunities Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a Fund) are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B, Class C, Class I and Class Y shares. Certain Funds may also offer Class E and/or Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Investments Valuation. Each Fund's investments are reported at fair value. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter (OTC) equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board of Trustees. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Precious metals are valued at the last traded spot price prior to the close of the NYSE.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. OTC options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. IICO, pursuant to procedures adopted by the Board of Trustees, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board of Trustees.

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

A fair value hierarchy and Level 3 reconciliation, if applicable, have been included in the Notes to Schedule of Investments for each respective Fund.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security. Transfer amounts between Levels 1 and 2 during the period ended September 30, 2011 by Fund were as follows:

Ivy Asset Strategy Fund $7,368,731
Ivy Asset Strategy New Opportunities Fund   115,850
Ivy Global Natural Resources Fund   725,637
Ivy Science and Technology Fund   52,313

These transfers were the result of fair value procedures applied to foreign securities, as described above, due to significant market movement of the S&P 500 on September 30, 2011.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2011, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the Level 3 reconciliations have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a

Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadvisor, as applicable, consider advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale. Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion.

Mortgage Dollar Roll Transactions. Certain Funds enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Fund sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Fund forgoes principal and interest paid on the mortgage securities sold. The Fund is compensated from negotiated fees paid by brokers offered as an inducement to the Fund to "roll over" their purchase commitments.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security, and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted in the Schedule of Investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended September 30, 2011, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2007.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

New Accounting Pronouncements. In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-03 "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." The ASU 2011-03 is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem the financial assets before their maturity. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Funds' financial statements.

In May 2011, the FASB issued ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Funds' financial statements.

Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	Over $3,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%
Ivy Asset Strategy New Opportunities Fund	1.000	0.850	0.830	0.800	0.760
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760
Ivy Global Natural Resources Fund	1.000	0.850	0.830	0.800	0.760
Ivy Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2011.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), Mackenzie serves as subadvisor to Ivy Global Natural Resources Fund. Under an agreement between IICO and Advantus Capital Management, Inc. (Advantus), Advantus serves as subadvisor to Ivy Real Estate Securities Fund. Each subadvisor makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all costs applicable of the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company, doing business as WI Services Company (WISC), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the Distribution and Service Plan), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended September 30, 2011, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Asset Strategy Fund	$ 2,723	$ 14	$ 761	$ 496	$ —	$ 11,738
Ivy Asset Strategy New Opportunities Fund	250	2	7	24	—	447
Ivy Balanced Fund	179	—*	13	8	—	483
Ivy Energy Fund	61	—*	6	5	—	84
Ivy Global Natural Resources Fund	980	1	118	49	—	1,294
Ivy Real Estate Securities Fund	173	2	3	—*	—	156
Ivy Science and Technology Fund	233	—*	18	18	—	499

Not shown due to rounding.

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2011 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Waiver/ Reimbursement
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2012	1.00%	$ 51	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2008	7-31-2011	1.00%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$217	12b-1 Fees and/or Shareholder Servicing
Ivy Asset Strategy New Opportunities Fund	Class A	Contractual	5-3-2010	7-31-2012	1.50%	$186	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	5-3-2010	7-31-2012	1.50%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	5-3-2010	7-31-2012	1.25%	$ 31	Shareholder Servicing
	Class Y	Contractual	5-3-2010	7-31-2011	1.50%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ 5	12b-1 Fees and/or Shareholder Servicing
Ivy Balanced Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Waiver/ Reimbursement
Ivy Energy Fund	Class A	Contractual	8-1-2008	7-31-2012	1.60%	$ —	N/A
	Class B	Contractual	8-1-2008	7-31-2011	2.60%	$ —	N/A
	Class C	Contractual	8-1-2008	7-31-2011	2.60%	$ —	N/A
	Class Y	Contractual	8-1-2008	7-31-2011	1.60%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Global Natural Resources Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class A	Voluntary	N/A	N/A	1.70%	$ —	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Voluntary	N/A	N/A	2.40%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2012	1.27%	$ 27	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class Y	Voluntary	N/A	N/A	1.20%	$ 197	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Real Estate Securities Fund	Class E	Contractual	8-1-2008	7-31-2012	1.67%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class E	Contractual	8-1-2008	7-31-2012	1.43%	$ 16	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2011 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

3. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2011, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$—	$6,265,606	$881	$5,950,368
Ivy Asset Strategy New Opportunities Fund	—	152,965	—	165,287
Ivy Balanced Fund	—	110,720	190	54,730
Ivy Energy Fund	—	3,180	—	11,283
Ivy Global Natural Resources Fund	—	2,700,486	—	3,072,249
Ivy Real Estate Securities Fund	—	111,107	—	113,133
Ivy Science and Technology Fund	—	321,759	—	389,321

4. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2011 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Asset Strategy Fund	$21,346,746	$3,969,695	$1,861,243	$2,108,452
Ivy Asset Strategy New Opportunities Fund	426,977	8,276	76,798	(68,522)
Ivy Balanced Fund	271,817	29,234	6,462	22,772
Ivy Energy Fund	93,718	13,146	8,075	5,071
Ivy Global Natural Resources Fund	4,972,035	257,918	1,250,273	(992,355)
Ivy Real Estate Securities Fund	327,388	51,619	17,781	33,838
Ivy Science and Technology Fund	1,192,262	172,422	185,220	(12,798)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2011 and the post-October activity updated with information available through the date of this report were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred
Ivy Asset Strategy Fund	$33,731	$253,671	$—	$ —	$ —	$25,107
Ivy Asset Strategy New Opportunities Fund	—	141	—	—	—	1,229
Ivy Balanced Fund	1,672	127	—	1,754	—	—
Ivy Energy Fund	—	—	—	—	—	—
Ivy Global Natural Resources Fund	—	—	—	—	—	1,039
Ivy Real Estate Securities Fund	1,697	—	—	—	2,213	—
Ivy Science and Technology Fund	15,619	1,602	—	21,428	—	218

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following table shows the totals by year in which the capital loss carryovers will expire if not utilized:

Fund	2012	2013	2014	2015	2016	2017	2018	2019
Ivy Asset Strategy Fund	$—	$—	$—	$—	$—	$2,298,790	$1,651,528	$959,230
Ivy Asset Strategy New Opportunities Fund	—	—	—	—	—	—	—	606
Ivy Balanced Fund	—	—	—	—	—	—	—	—
Ivy Energy Fund	—	—	—	—	—	2,319	9,795	—
Ivy Global Natural Resources Fund	—	—	—	—	—	231,027	1,574,489	—
Ivy Real Estate Securities Fund	—	—	—	—	—	—	64,334	—
Ivy Science and Technology Fund	—	—	—	—	—	—	—	—

5. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor Class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Asset Strategy New Opportunities Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	56,798	$ 1,434,545	126,917	$ 2,930,693	8,103	$100,266	23,724	$275,511
Class B	2,951	71,871	5,909	132,436	190	2,292	675	7,661
Class C	34,911	854,283	81,433	1,834,563	2,146	26,339	7,645	89,482
Class E	228	5,759	489	11,371	—	—	10	100
Class I	72,927	1,857,411	173,915	4,057,611	4,106	50,615	10,700	127,787
Class R	1,166	29,321	1,935	44,756	9	112	53	538
Class Y	10,124	256,186	20,899	482,455	692	8,555	1,353	15,577
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	579	14,019	—	—	—	—
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	—	—	3	79	—	—	—	—
Class I	—	—	346	8,455	—	—	—	—
Class R	—	—	2	45	—	—	—	—
Class Y	—	—	83	2,009	—	—	—	—
Shares redeemed:								
Class A	(61,413)	(1,535,596)	(161,155)	(3,639,225)	(6,113)	(70,969)	(4,254)	(50,438)
Class B	(1,876)	(45,177)	(3,788)	(84,058)	(58)	(698)	(136)	(1,652)
Class C	(33,587)	(811,731)	(76,093)	(1,692,509)	(989)	(11,448)	(810)	(9,695)
Class E	(105)	(2,636)	(179)	(4,137)	—	—	—	—
Class I	(39,520)	(978,142)	(77,764)	(1,805,079)	(3,228)	(37,378)	(2,120)	(25,581)
Class R	(465)	(11,551)	(515)	(11,909)	—*	—*	—*	—*
Class Y	(7,951)	(197,614)	(20,742)	(470,920)	(306)	(3,554)	(378)	(4,568)
Net increase	34,188	$ 926,929	72,274	$ 1,810,655	4,552	$ 64,132	36,462	$424,722

* Not shown due to rounding.

	Ivy Balanced Fund				Ivy Energy Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,439	$ 45,227	2,403	$ 41,927	1,230	$ 16,647	2,782	$ 35,012
Class B	294	5,453	285	5,017	56	756	137	1,730
Class C	1,392	25,846	1,885	32,857	250	3,246	802	10,123
Class E	—	—	—	—	—	—	—	—
Class I	668	12,499	931	16,877	152	2,047	627	8,030
Class Y	939	17,713	714	12,738	114	1,591	418	5,049
Shares issued in reinvestment of distributions to shareholders:								
Class A	21	378	49	842	—	—	—	—
Class B	—	—	1	19	—	—	—	—
Class C	—	—	8	139	—	—	—	—
Class E	—	—	—*	—*	—	—	—	—
Class I	2	30	2	27	—	—	—	—
Class Y	10	188	25	436	—	—	—	—
Shares redeemed:								
Class A	(949)	(17,550)	(1,345)	(23,174)	(1,324)	(17,793)	(1,763)	(20,762)
Class B	(63)	(1,164)	(78)	(1,325)	(55)	(701)	(54)	(616)
Class C	(528)	(9,632)	(792)	(13,648)	(298)	(3,770)	(330)	(3,746)
Class E	—	—	—	—	—	—	—	—
Class I	(193)	(3,513)	(91)	(1,551)	(227)	(2,946)	(126)	(1,542)
Class Y	(267)	(4,932)	(604)	(10,593)	(210)	(2,883)	(307)	(3,762)
Net increase (decrease)	3,765	$ 70,543	3,393	$ 60,588	(312)	$ (3,806)	2,186	$ 29,516

* Not shown due to rounding.

	Ivy Global Natural Resources Fund				Ivy Real Estate Securities Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	11,688	$ 249,725	29,797	$ 570,283	2,035	$ 39,424	4,550	$ 79,702
Class B	314	6,069	717	12,466	45	858	93	1,616
Class C	2,582	49,239	7,949	135,052	109	2,086	260	4,610
Class E	41	885	101	1,965	6	117	22	377
Class I	20,306	450,620	49,478	944,413	72	1,400	148	2,542
Class R	649	13,915	1,804	35,358	35	687	38	678
Class Y	4,716	103,959	14,441	279,357	501	9,773	1,777	31,330
Advisor Class	N/A	N/A	—	—	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	119	2,057
Class B	—	—	—	—	—	—	—*	9
Class C	—	—	—	—	—	—	3	48
Class E	—	—	—	—	—	—	1	9
Class I	—	—	—	—	—	—	4	67
Class R	—	—	—	—	—	—	—*	6
Class Y	—	—	—	—	—	—	97	1,664
Advisor Class	N/A	N/A	—	—	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(27,132)	(580,601)	(53,659)	(997,714)	(1,862)	(35,911)	(3,154)	(55,122)
Class B	(1,250)	(23,621)	(2,639)	(44,293)	(65)	(1,226)	(108)	(1,861)
Class C	(7,429)	(134,880)	(18,232)	(295,721)	(137)	(2,580)	(244)	(4,411)
Class E	(26)	(568)	(29)	(568)	(2)	(43)	(4)	(77)
Class I	(16,131)	(332,500)	(35,203)	(665,953)	(89)	(1,760)	(147)	(2,571)
Class R	(635)	(13,427)	(1,069)	(19,838)	(22)	(435)	(12)	(205)
Class Y	(7,455)	(150,317)	(17,305)	(327,122)	(933)	(17,679)	(989)	(16,872)
Advisor Class	N/A	N/A	(13)	(253)	N/A	N/A	N/A	N/A
Net increase (decrease)	**(19,762)**	**$(361,502)**	**(23,862)**	**$(372,568)**	**(307)**	**$ (5,289)**	**2,454**	**$ 43,596**

Not shown due to rounding.

| | Ivy Science and Technology Fund | | | |
| | Six months ended 9-30-11 | | Year ended 3-31-11 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,893	$ 95,918	6,651	$ 206,049
Class B	139	4,187	264	7,324
Class C	880	27,115	1,975	56,469
Class E	19	630	45	1,367
Class I	1,773	63,793	3,461	112,970
Class R	276	9,085	585	17,912
Class Y	1,898	65,503	5,265	169,827
Shares issued in reinvestment of distributions to shareholders:				
Class A	—	—	170	5,384
Class B	—	—	9	250
Class C	—	—	65	1,899
Class E	—	—	2	63
Class I	—	—	47	1,572
Class R	—	—	9	285
Class Y	—	—	137	4,491
Shares redeemed:				
Class A	(3,466)	(112,764)	(5,535)	(165,220)
Class B	(119)	(3,455)	(202)	(5,520)
Class C	(933)	(27,802)	(1,637)	(45,595)
Class E	(12)	(394)	(13)	(396)
Class I	(2,204)	(75,011)	(2,548)	(80,159)
Class R	(166)	(5,429)	(223)	(6,734)
Class Y	(2,422)	(82,737)	(4,754)	(148,177)
Net increase (decrease)	(1,444)	$ (41,361)	3,773	$ 134,061

* Not shown due to rounding.

6. DERIVATIVE INSTRUMENTS ($ amounts in thousands)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. A Fund may mitigate credit risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement, which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/ or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Ivy Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures, total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

Ivy Asset Strategy New Opportunities Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk, the Fund utilized option contracts, both written and purchased, on individual equity securities and foreign equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Natural Resources Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund and on domestic equity indices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2011:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Equity	Investments in unaffiliated securities at market value*	$544,163	Written options at market value	$258,449
		Unrealized appreciation on futures contracts**	102,608	Unrealized depreciation on swap agreements	5,691
	Foreign currency	Investments in unaffiliated securities at market value*	186,317	Written options at market value	70,925
		Unrealized appreciation on forward foreign currency contracts	44,591	Unrealized depreciation on forward foreign currency contracts	13,153
Ivy Asset Strategy New Opportunities Fund	Equity	Investments in unaffiliated securities at market value*	3,624	Written options at market value	1,451
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,069		
Ivy Global Natural Resources Fund	Equity	Investments in unaffiliated securities at market value*	243,481		
		Unrealized appreciation on futures contracts**	32,755		
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	27,820	Unrealized depreciation on forward foreign currency contracts	861
Ivy Science and Technology Fund	Equity			Written options at market value	301

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

**The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2011.*

Amount of realized gain (loss) on derivatives recognized in the Statement of Operations for the period ended September 30, 2011:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(172,052)	$(1,976)	$47,434	$ 4,264	$ —	$(122,330)
	Foreign currency	—	—	—	25,740	(166,993)	(141,253)
Ivy Asset Strategy New Opportunities Fund	Equity	(335)	—	—	(600)	—	(935)
	Foreign currency	—	—	—	—	660	660
Ivy Global Natural Resources Fund	Equity	(122,750)	—	22,846	—	—	(99,904)
	Foreign currency	—	—	—	—	(13,974)	(13,974)
Ivy Science and Technology Fund	Equity	(5,594)	—	—	1,634	—	3,960

Change in unrealized appreciation (depreciation) on derivatives recognized in the Statement of Operations for the period ended September 30, 2011:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$ 52,554	$(5,691)	$102,608	$(52,859)	$ —	$ 96,612
	Foreign currency	114,605	—	—	(48,001)	52,374	118,978
Ivy Asset Strategy New Opportunities Fund	Equity	161	—	—	287	—	448
	Foreign currency	—	—	—	—	1,069	1,069
Ivy Global Natural Resources Fund	Equity	(185,746)	—	47,470	—	—	(138,276)
	Foreign currency	—	—	—	—	34,293	34,293
Ivy Science and Technology Fund	Equity	1,923	—	—	(610)	—	1,313

During the period ended September 30, 2011, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Short futures contracts[2]	Swap agreements[3]	Purchased options[3]	Written options[3]
Ivy Asset Strategy Fund	$4,314,276	$4,331,426	$441,525	1,975,684	91,401	71,811
Ivy Asset Strategy New Opportunities Fund	6,327	6,174	—	—	3,081	2,606
Ivy Global Natural Resources Fund	1,011,481	1,019,736	659,215	—	305,114	—
Ivy Science and Technology Fund	—	—	—	—	528	713

(1) Average principal amount outstanding during the period.
(2) Average market value outstanding during the period.
(3) Average number of contracts outstanding during the period.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2011 follows:

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-11 Share Balance	9-30-11 Market Value
Ivy Asset Strategy Fund							
Starwood Hotels & Resorts Worldwide, Inc.	11,837	$ 9,061	$ —	$ —	$ —	12,045	$ 467,602
Vietnam Azalea Fund Limited[1]	1,100	—	7,268	(4,711)	—	—	—
Wynn Resorts, Limited	12,058	14,936	—	—	12,058	12,175	1,401,093
				$(4,711)	$12,058		$1,868,695

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-11 Share Balance	9-30-11 Market Value
Ivy Global Natural Resources Fund							
Sino-Forest Corporation, Class A[1]	10,921	$87,951	$ 2,841	$ 314	$—	15,000	$ 1,181
Trina Solar Limited, ADR[1]	4,250	1,653	14,590	(3,228)	—	4,000	24,320
				$(2,914)	$—		$ 25,501

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-11 Share Balance	9-30-11 Market Value
Ivy Science and Technology Fund							
ACI Worldwide, Inc.[1]	1,779	$ —	$—	$—	$—	1,779	$ 48,986
Aspen Technology, Inc.[1]	5,053	5,285	—	—	—	5,393	82,355
				$—	$—		$ 131,341

(1) No dividends were paid during the preceding 12 months.

8. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-11	Options written	Options closed	Options exercised	Options expired	Outstanding at 9-30-11
Ivy Asset Strategy Fund						
Number of Contracts	—	359,109	(5)	—	(12,837)	346,267
Premium Received	$ —	$268,747	$(35,165)	$—	$ (4,280)	$229,302
Ivy Asset Strategy New Opportunities Fund						
Number of Contracts	—	23,900	(5,660)	—	—	18,240
Premium Received	$ —	$ 2,419	$ (681)	$—	$ —	$ 1,738
Ivy Science and Technology Fund						
Number of Contracts	1,848	9,079	(8,690)	—	(1,848)	389
Premium Received	$1,337	$ 1,180	$ (944)	$—	$ (1,337)	$ 236

At a meeting of the Board of Trustees of Ivy Funds (the "Trust") held on August 9, 2011, the Trustees, including all of the Trustees who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Advantus Capital Management, Inc. (with respect to Ivy Bond Fund and Ivy Real Estate Securities Fund)

- Mackenzie Financial Corporation (with respect to Ivy Global Natural Resources Fund and Ivy Cundill Global Value Fund)

- Wall Street Associates (with respect to Ivy Micro Cap Growth Fund)
(each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed these materials during a telephonic meeting earlier in August. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at an executive session of the Independent Trustees on August 8th, as well as the August 9th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence request lists submitted on their behalf by counsel. They also considered the knowledge they had received from the regular meetings of the Board, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. The Board considered the benefits that accrue to each organization from its respective relationship with a Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing, administrative and fund accounting services. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of an investment advisory agreement with IICO or any investment sub-advisory agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. In that context, the Board discussed the current level of the Funds' advisory fee breakpoints and also considered the current and anticipated asset levels of the Funds and the potential for growth in each Fund. The Board concluded that the Funds' asset sizes and fee structures did not warrant the restructuring or reevaluation of the fee breakpoints for the Funds at the current time.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including quintile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses of each Fund, the expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

During August of 2011, and as part of their regularly scheduled meetings, the Disinterested Trustees of Ivy Funds (collectively, the "Ivy Funds" and any separate series thereof an "Ivy Fund") reviewed a substantial amount of information in connection with considering the continuation of existing investment management agreements currently in effect between Ivy Investment Management Company ("IICO") and the Ivy Funds. Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Services Company ("WRSCO"), and Waddell & Reed Investment Management Company (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("Assurance of Discontinuance"), the Disinterested Trustees of the Ivy Funds engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO, an affiliate of Waddell, to the Ivy Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Ivy Funds, including performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services

4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

5. Profit margins of IICO and its affiliates from supplying such services

6. Possible economies of scale as an Ivy Fund grows larger

The following summarizes the findings of the independent fee consultant retained by the Disinterested Trustees.[1]

---

1 The independent fee consultant's evaluation was based on information provided by IICO, Lipper, Inc., other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. Where these terms are used in reference to groups of Ivy Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2011. Lipper report data reflects Class A shares.

Summary Findings

The report stated that IICO delivered strong levels of performance and service to the Ivy Funds in relation to its management fees and relative to investment advisers of comparable mutual funds. For the 36 months ended March 31, 2011, when compared to their respective peer groups established by Lipper, Inc. ("Lipper"), approximately 46% of the Ivy Funds were in the top quintile of performance and 50% of the Ivy Funds were in the top two quintiles of performance. For the one- and five-year periods ended March 31, 2011, the report stated that 63% and 61% of the Ivy Funds were in the top two quintiles of performance, respectively. The independent fee consultant noted that the Ivy Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including stock selection ability, ability to attract top talent, strategic vision, performance-focused culture, ability to manage smaller AUM funds, ability to serve small account sizes and an effective trading infrastructure.

The report stated that for the 12 months ended March 31, 2011, the asset-weighted average expense ratios of the Ivy Funds were 8% below the mean expense ratios of comparable Lipper Expense Group peers and 19% below asset-weighted average expense ratios of funds in the Lipper Expense Universe. The management fees for the Ivy Funds on average were approximately 15% below the mean management fees for their Lipper Expense Groups and approximately 18% below the mean for their Lipper Expense Universe. The independent fee consultant noted that the Ivy Funds' small average account size introduces certain biases in the Lipper analyses that works against Ivy Funds in Lipper expense comparisons and, as a result, the Lipper findings may be considered conservative in that regard. The independent fee consultant found that within the larger Lipper averages, the management fees and total expenses of individual Ivy Funds and share classes are reasonable relative to their performance.

The report also stated that the management fees IICO charges to the Ivy Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, based on industry data, the average spread between management fees charged to the Ivy Funds and those it charges to institutional account clients is below the average fee spreads observed at other investment advisers in industry surveys.

The independent fee consultant found that the level of profit earned by IICO from managing the Ivy Funds does not appear to be unreasonable. The report noted that Waddell's overall profitability from managing the Ivy Funds and its other operations is below the profitability of other similarly-sized, publicly traded mutual fund managers, but appears sufficient to enable IICO to continue to provide quality support to the Ivy Funds and their shareholders.

The independent fee consultant undertook an economy of scales analysis that indicated that Ivy Funds incur lower fees and expenses with increasing Ivy Funds' AUM, which the independent fee consultant believes should benefit Ivy Fund investors as the Ivy Funds mature.

Conclusions

The independent fee consultant concluded that the services provided by IICO and its affiliates and expenses incurred by the Ivy Funds in the previous twelve months are reasonable and provide adequate justification for renewal of the Ivy Funds' existing advisory agreements.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472

Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.



IVY FUNDS®
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217
www.ivyfunds.com
Ivy Funds Distributor, Inc.

PRSRT STD
U.S. POSTAGE PAID
WADDELL & REED

SEMIANN-IVYSPEC (9-11)

 **IVY FUNDS**®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.ivyfunds.com

Ivy Funds Distributor, Inc.

SEMIANN-IVYSPEC (9-11)

Semiannual Report

September 30, 2011

Ivy Funds

Ivy Bond Fund
Ivy Core Equity Fund
Ivy Cundill Global Value Fund
Ivy Dividend Opportunities Fund
Ivy European Opportunities Fund
Ivy Global Bond Fund
Ivy High Income Fund
Ivy International Balanced Fund
Ivy International Core Equity Fund
Ivy International Growth Fund
Ivy Large Cap Growth Fund
Ivy Limited-Term Bond Fund

Ivy Managed European/Pacific Fund
Ivy Managed International Opportunities Fund
Ivy Micro Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Money Market Fund
Ivy Municipal Bond Fund
Ivy Municipal High Income Fund
Ivy Pacific Opportunities Fund
Ivy Small Cap Growth Fund
Ivy Small Cap Value Fund
Ivy Tax-Managed Equity Fund
Ivy Value Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

Since our last report to you, the economic recovery continued to slow and investment markets recorded some of their most dramatic and rapid moves since the financial crisis of 2008, including a sharp decline late in the six-month period.

Investors around the globe became increasingly cautious, driven by fears of another global economic downturn. With lower confidence comes more volatility.

Japan's economy recovered more quickly than forecast from the natural disaster that devastated the country in March. Manufacturing output was returning to normal by late summer. The protracted debate in the U.S. about an extension of the debt ceiling, increasing concerns about slowing economic growth in China and the deepening European debt crisis added to uncertainty. Political unrest intensified in the Middle East and North Africa during the so-called "Arab Spring," causing oil prices to become more volatile.

The fears about the U.S. economy increased in August when S&P issued a downgrade of the U.S. credit rating for the first time in history and the Federal Reserve reduced its assessment for growth. Gross domestic product (GDP) grew at an annual rate of only 1.3 percent in the second calendar quarter, compared with 0.4 percent in the first quarter and 3.1 percent in the fourth quarter of calendar 2010. The economic slowdown is clear.

Against this difficult backdrop, the S&P 500 Index declined 14.66 percent in the six months ended Sept. 30, 2011, while international markets as represented by the MSCI EAFE Index declined 19.34 percent during the period. By contrast, fixed-income markets, as measured by the Citigroup Broad Investment Grade Index, returned 5.26 percent on an annualized basis.

Numerous issues remain, including the challenges in the Middle East, which are likely to remain unresolved for some time, as well as government debt and budget problems abroad and in the U.S. Nonetheless, we remain optimistic that better days are ahead. Supply chain issues related to the events in Japan continue to improve, which means auto production should provide a significant lift to second half GDP. Interest rates are still low, Federal Reserve and government policy is accommodative, and many companies are reporting robust activity, high levels of available cash and very strong profits.

Economic Snapshot

	9-30-11	3-31-11
S&P 500 Index	1131.42	1325.83
MSCI EAFE Index	1373.33	1702.55
Citigroup Broad Investment Grade Index (annualized yield to maturity)	2.21%	2.94%
U.S. unemployment rate	9.1%	8.8%
30-year fixed mortgage rate	4.11%	4.84%
Oil price per barrel	$ 79.20	$ 106.72

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2011.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings

Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	
Ivy Bond Fund							
Class A	$1,000	$1,041.10	$ 5.82	$1,000	$1,019.36	$ 5.76	1.14%
Class B	$1,000	$1,035.00	$11.60	$1,000	$1,013.70	$11.48	2.27%
Class C	$1,000	$1,036.90	$ 9.78	$1,000	$1,015.49	$ 9.67	1.91%
Class E	$1,000	$1,041.10	$ 5.82	$1,000	$1,019.36	$ 5.76	1.14%
Class I	$1,000	$1,042.90	$ 4.09	$1,000	$1,021.04	$ 4.04	0.80%
Class Y	$1,000	$1,041.60	$ 5.31	$1,000	$1,019.83	$ 5.25	1.04%
Ivy Core Equity Fund							
Class A	$1,000	$ 835.20	$ 6.06	$1,000	$1,018.44	$ 6.66	1.32%
Class B	$1,000	$ 831.10	$10.90	$1,000	$1,013.18	$11.98	2.37%
Class C	$1,000	$ 833.20	$ 9.62	$1,000	$1,014.61	$10.58	2.09%
Class E	$1,000	$ 835.00	$ 6.24	$1,000	$1,018.28	$ 6.86	1.35%
Class I	$1,000	$ 837.40	$ 4.41	$1,000	$1,020.26	$ 4.85	0.96%
Class Y	$1,000	$ 836.70	$ 5.60	$1,000	$1,018.99	$ 6.16	1.21%

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	
Ivy Cundill Global Value Fund							
Class A	$1,000	$786.40	$ 8.22	$1,000	$1,015.85	$ 9.27	1.84%
Class B	$1,000	$782.60	$12.30	$1,000	$1,011.30	$13.88	2.75%
Class C	$1,000	$784.10	$10.79	$1,000	$1,012.97	$12.18	2.41%
Class E	$1,000	$787.00	$ 7.15	$1,000	$1,017.07	$ 8.07	1.59%
Class I	$1,000	$788.50	$ 5.72	$1,000	$1,018.64	$ 6.46	1.28%
Class Y	$1,000	$788.70	$ 5.37	$1,000	$1,019.04	$ 6.06	1.20%
Ivy Dividend Opportunities Fund							
Class A	$1,000	$778.70	$ 5.78	$1,000	$1,018.54	$ 6.56	1.30%
Class B	$1,000	$775.30	$ 9.76	$1,000	$1,014.09	$11.08	2.19%
Class C	$1,000	$776.00	$ 8.79	$1,000	$1,015.16	$ 9.98	1.98%
Class E	$1,000	$778.40	$ 6.14	$1,000	$1,018.18	$ 6.96	1.37%
Class I	$1,000	$780.40	$ 4.27	$1,000	$1,020.29	$ 4.85	0.95%
Class Y	$1,000	$779.40	$ 5.34	$1,000	$1,019.08	$ 6.06	1.19%
Ivy European Opportunities Fund							
Class A	$1,000	$779.40	$ 8.10	$1,000	$1,015.94	$ 9.17	1.82%
Class B	$1,000	$775.60	$12.43	$1,000	$1,011.07	$14.08	2.79%
Class C	$1,000	$776.90	$10.93	$1,000	$1,012.73	$12.38	2.46%
Class E**	$1,000	$781.50	$ 5.88	$1,000	$1,018.42	$ 6.66	1.33%
Class I	$1,000	$782.00	$ 5.35	$1,000	$1,019.09	$ 6.06	1.19%
Class Y	$1,000	$781.00	$ 6.50	$1,000	$1,017.72	$ 7.36	1.47%
Ivy Global Bond Fund							
Class A	$1,000	$976.20	$ 4.94	$1,000	$1,020.10	$ 5.05	0.99%
Class B	$1,000	$972.50	$ 8.58	$1,000	$1,016.34	$ 8.77	1.74%
Class C	$1,000	$972.50	$ 8.58	$1,000	$1,016.34	$ 8.77	1.74%
Class I	$1,000	$977.40	$ 3.66	$1,000	$1,021.36	$ 3.74	0.74%
Class Y	$1,000	$975.20	$ 4.94	$1,000	$1,020.10	$ 5.05	0.99%
Ivy High Income Fund							
Class A	$1,000	$968.00	$ 5.12	$1,000	$1,019.88	$ 5.25	1.03%
Class B	$1,000	$964.20	$ 8.94	$1,000	$1,015.99	$ 9.17	1.81%
Class C	$1,000	$964.70	$ 8.45	$1,000	$1,016.44	$ 8.67	1.72%
Class E	$1,000	$966.30	$ 6.69	$1,000	$1,018.25	$ 6.86	1.36%
Class I	$1,000	$969.50	$ 3.74	$1,000	$1,021.27	$ 3.84	0.76%
Class Y	$1,000	$968.30	$ 5.02	$1,000	$1,019.99	$ 5.15	1.01%
Ivy International Balanced Fund							
Class A	$1,000	$894.70	$ 6.82	$1,000	$1,017.82	$ 7.26	1.45%
Class B	$1,000	$890.20	$11.34	$1,000	$1,013.08	$12.08	2.39%
Class C	$1,000	$891.50	$10.02	$1,000	$1,014.51	$10.68	2.11%
Class E	$1,000	$894.60	$ 6.35	$1,000	$1,018.40	$ 6.76	1.33%
Class I	$1,000	$896.50	$ 4.74	$1,000	$1,020.02	$ 5.05	1.01%
Class Y	$1,000	$894.90	$ 6.06	$1,000	$1,018.67	$ 6.46	1.28%

See footnotes on page 8.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	
Ivy International Core Equity Fund							
Class A	$1,000	$ 791.10	$ 6.72	$1,000	$1,017.60	$ 7.57	1.49%
Class B	$1,000	$ 787.70	$10.46	$1,000	$1,013.35	$11.78	2.34%
Class C	$1,000	$ 788.50	$ 9.39	$1,000	$1,014.53	$10.58	2.10%
Class E	$1,000	$ 790.80	$ 6.89	$1,000	$1,017.39	$ 7.77	1.53%
Class I	$1,000	$ 793.30	$ 4.84	$1,000	$1,019.64	$ 5.45	1.08%
Class Y	$1,000	$ 792.20	$ 6.00	$1,000	$1,018.35	$ 6.76	1.34%
Ivy International Growth Fund							
Class A	$1,000	$ 830.60	$ 7.05	$1,000	$1,017.34	$ 7.77	1.54%
Class B	$1,000	$ 826.30	$11.69	$1,000	$1,012.22	$12.88	2.56%
Class C	$1,000	$ 826.60	$11.32	$1,000	$1,012.68	$12.48	2.47%
Class E**	$1,000	$ 831.40	$ 6.04	$1,000	$1,018.44	$ 6.66	1.32%
Class I	$1,000	$ 831.90	$ 5.50	$1,000	$1,019.04	$ 6.06	1.20%
Class Y	$1,000	$ 830.80	$ 6.50	$1,000	$1,017.98	$ 7.16	1.42%
Ivy Large Cap Growth Fund							
Class A	$1,000	$ 874.30	$ 5.44	$1,000	$1,019.29	$ 5.86	1.15%
Class B	$1,000	$ 869.90	$10.28	$1,000	$1,014.04	$11.08	2.20%
Class C	$1,000	$ 870.30	$ 9.07	$1,000	$1,015.39	$ 9.77	1.93%
Class E	$1,000	$ 874.30	$ 5.44	$1,000	$1,019.29	$ 5.86	1.15%
Class I	$1,000	$ 875.80	$ 4.22	$1,000	$1,020.62	$ 4.55	0.89%
Class R	$1,000	$ 872.20	$ 6.93	$1,000	$1,017.71	$ 7.47	1.47%
Class Y	$1,000	$ 874.60	$ 4.97	$1,000	$1,019.77	$ 5.35	1.06%
Ivy Limited-Term Bond Fund							
Class A	$1,000	$1,021.30	$ 4.65	$1,000	$1,020.48	$ 4.65	0.92%
Class B	$1,000	$1,016.90	$ 8.87	$1,000	$1,016.30	$ 8.87	1.75%
Class C	$1,000	$1,017.40	$ 8.37	$1,000	$1,016.76	$ 8.37	1.66%
Class E	$1,000	$1,021.10	$ 5.05	$1,000	$1,020.06	$ 5.05	1.00%
Class I	$1,000	$1,022.60	$ 3.44	$1,000	$1,021.70	$ 3.44	0.67%
Class Y	$1,000	$1,021.30	$ 4.65	$1,000	$1,020.48	$ 4.65	0.92%
Ivy Managed European/Pacific Fund							
Class A	$1,000	$ 743.80	$ 2.53	$1,000	$1,022.12	$ 2.93	0.59%
Class B	$1,000	$ 734.50	$ 6.33	$1,000	$1,017.81	$ 7.37	1.45%
Class C	$1,000	$ 735.50	$ 5.99	$1,000	$1,018.14	$ 6.96	1.38%
Class E**	$1,000	$ 744.70	$ 2.09	$1,000	$1,022.71	$ 2.43	0.47%
Class I	$1,000	$ 747.20	$ 1.05	$1,000	$1,023.90	$ 1.21	0.23%
Class Y	$1,000	$ 744.40	$ 2.35	$1,000	$1,022.34	$ 2.73	0.55%
Ivy Managed International Opportunities Fund							
Class A	$1,000	$ 792.90	$ 2.24	$1,000	$1,022.60	$ 2.53	0.49%
Class B	$1,000	$ 785.90	$ 6.07	$1,000	$1,018.28	$ 6.86	1.35%
Class C	$1,000	$ 787.10	$ 5.72	$1,000	$1,018.63	$ 6.46	1.28%
Class E**	$1,000	$ 793.10	$ 1.79	$1,000	$1,023.05	$ 2.02	0.40%
Class I	$1,000	$ 795.40	$ 0.72	$1,000	$1,024.30	$ 0.81	0.15%
Class Y	$1,000	$ 792.70	$ 2.15	$1,000	$1,022.68	$ 2.43	0.48%

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	
Ivy Micro Cap Growth Fund							
Class A	$1,000	$ 749.40	$ 7.78	$1,000	$1,016.18	$ 8.97	1.77%
Class B	$1,000	$ 744.70	$12.82	$1,000	$1,010.33	$14.78	2.94%
Class C	$1,000	$ 746.10	$11.35	$1,000	$1,012.12	$13.08	2.58%
Class I	$1,000	$ 750.60	$ 5.78	$1,000	$1,018.43	$ 6.66	1.32%
Class Y	$1,000	$ 750.00	$ 7.00	$1,000	$1,017.05	$ 8.07	1.60%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$ 814.30	$ 6.44	$1,000	$1,017.99	$ 7.16	1.41%
Class B	$1,000	$ 810.40	$10.77	$1,000	$1,013.14	$11.98	2.38%
Class C	$1,000	$ 811.60	$ 9.78	$1,000	$1,014.31	$10.88	2.15%
Class E	$1,000	$ 813.40	$ 7.25	$1,000	$1,017.03	$ 8.07	1.60%
Class I	$1,000	$ 815.90	$ 4.81	$1,000	$1,019.80	$ 5.35	1.05%
Class R	$1,000	$ 813.90	$ 7.44	$1,000	$1,016.89	$ 8.27	1.63%
Class Y	$1,000	$ 814.90	$ 5.72	$1,000	$1,018.79	$ 6.36	1.25%
Ivy Money Market Fund							
Class A	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.67	$ 1.42	0.28%
Class B***	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.67	$ 1.42	0.28%
Class C***	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.67	$ 1.42	0.28%
Class E	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.67	$ 1.42	0.28%
Ivy Municipal Bond Fund							
Class A	$1,000	$1,078.60	$ 5.72	$1,000	$1,019.60	$ 5.55	1.09%
Class B	$1,000	$1,074.50	$ 9.54	$1,000	$1,015.84	$ 9.27	1.84%
Class C	$1,000	$1,074.40	$ 9.65	$1,000	$1,015.79	$ 9.37	1.85%
Class I	$1,000	$1,079.90	$ 4.58	$1,000	$1,020.63	$ 4.45	0.89%
Class Y	$1,000	$1,078.80	$ 5.72	$1,000	$1,019.60	$ 5.55	1.09%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,089.10	$ 4.70	$1,000	$1,020.61	$ 4.55	0.89%
Class B	$1,000	$1,084.50	$ 8.96	$1,000	$1,016.51	$ 8.67	1.71%
Class C	$1,000	$1,084.90	$ 8.55	$1,000	$1,016.84	$ 8.27	1.64%
Class I	$1,000	$1,090.20	$ 3.66	$1,000	$1,021.56	$ 3.54	0.70%
Class Y	$1,000	$1,089.20	$ 4.60	$1,000	$1,020.62	$ 4.45	0.89%
Ivy Pacific Opportunities Fund							
Class A	$1,000	$ 733.80	$ 7.46	$1,000	$1,016.50	$ 8.67	1.71%
Class B	$1,000	$ 730.20	$12.11	$1,000	$1,011.05	$14.08	2.80%
Class C	$1,000	$ 731.10	$10.65	$1,000	$1,012.78	$12.38	2.45%
Class E**	$1,000	$ 735.30	$ 5.90	$1,000	$1,018.28	$ 6.86	1.35%
Class I	$1,000	$ 736.00	$ 5.38	$1,000	$1,018.88	$ 6.26	1.23%
Class Y	$1,000	$ 735.10	$ 6.51	$1,000	$1,017.59	$ 7.57	1.49%

See footnotes on page 8.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	Beginning Account Value 3-31-11	Ending Account Value 9-30-11	Expenses Paid During Period*	
Ivy Small Cap Growth Fund							
Class A	$1,000	$784.90	$ 6.69	$1,000	$1,017.59	$ 7.57	1.49%
Class B	$1,000	$780.20	$11.39	$1,000	$1,012.25	$12.88	2.56%
Class C	$1,000	$781.80	$ 9.62	$1,000	$1,014.28	$10.88	2.15%
Class E	$1,000	$784.50	$ 6.96	$1,000	$1,017.23	$ 7.87	1.56%
Class I	$1,000	$786.30	$ 4.82	$1,000	$1,019.67	$ 5.45	1.08%
Class R	$1,000	$784.10	$ 7.40	$1,000	$1,016.78	$ 8.37	1.65%
Class Y	$1,000	$785.40	$ 5.89	$1,000	$1,018.43	$ 6.66	1.32%
Ivy Small Cap Value Fund							
Class A	$1,000	$731.80	$ 7.10	$1,000	$1,016.83	$ 8.27	1.64%
Class B	$1,000	$728.10	$11.84	$1,000	$1,011.34	$13.78	2.74%
Class C	$1,000	$729.10	$10.29	$1,000	$1,013.18	$11.98	2.37%
Class E**	$1,000	$733.60	$ 5.37	$1,000	$1,018.88	$ 6.26	1.23%
Class I	$1,000	$733.40	$ 4.85	$1,000	$1,019.50	$ 5.65	1.11%
Class Y	$1,000	$732.50	$ 5.98	$1,000	$1,018.13	$ 6.96	1.38%
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$871.60	$ 6.92	$1,000	$1,017.64	$ 7.47	1.48%
Class B	$1,000	$869.30	$ 9.63	$1,000	$1,014.78	$10.38	2.05%
Class C	$1,000	$868.40	$ 9.90	$1,000	$1,014.49	$10.68	2.11%
Class I	$1,000	$873.20	$ 5.43	$1,000	$1,019.25	$ 5.86	1.16%
Class Y	$1,000	$871.60	$ 6.64	$1,000	$1,018.01	$ 7.16	1.41%
Ivy Value Fund							
Class A	$1,000	$791.30	$ 6.99	$1,000	$1,017.28	$ 7.87	1.55%
Class B	$1,000	$786.60	$13.04	$1,000	$1,010.43	$14.68	2.92%
Class C	$1,000	$788.90	$10.20	$1,000	$1,013.70	$11.48	2.27%
Class E**	$1,000	$793.50	$ 5.38	$1,000	$1,019.08	$ 6.06	1.19%
Class I	$1,000	$794.00	$ 4.84	$1,000	$1,019.71	$ 5.45	1.07%
Class Y	$1,000	$792.40	$ 6.00	$1,000	$1,018.41	$ 6.76	1.33%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2011, and divided by 365.

**Class closed to investment.

*** These shares are not available for direct investments. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Asset Allocation

Bonds	95.0%
United States Government and Government Agency Obligations	54.2%
Corporate Debt Securities	25.6%
Mortgage-Backed Securities	7.8%
Asset-Backed Securities	5.9%
Municipal Bonds – Taxable	1.5%
Cash and Cash Equivalents and Equities	**5.0%**

Certain U.S. government securities, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	21/135	16
3 Year	68/117	58
5 Year	88/109	80
10 Year	53/63	83

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	85.0%
AAA	5.5%
AA	57.0%
A	7.7%
BBB	14.8%
Non-Investment Grade	**10.0%**
BB	7.7%
B	1.1%
CCC	0.7%
Below CCC	0.3%
Non-rated	0.2%
Cash and Cash Equivalents and Equities	**5.0%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

PREFERRED STOCKS	Shares	Value
Diversified REITs – 0.1%		
PS Business Parks, Inc., 7.0% Cumulative	11	$ 262
Specialized REITs – 0.0%		
Public Storage, Inc., 6.25% Cumulative	2	56
TOTAL PREFERRED STOCKS – 0.1%		$ 318

(Cost: $315)

ASSET-BACKED SECURITIES	Principal	
America West Airlines, Inc. Pass-Through Certificates, Series 2000-1,		
8.057%, 7–2–20	$1,211	1,211
American Airlines Pass-Through Trust Series 2005-1,		
12.000%, 9–29–12 (A)	1,250	1,290
AmeriCredit Automobile Receivables Trust 2011-1,		
2.850%, 8–8–16	1,380	1,392
AmeriCredit Automobile Receivables Trust, Series 2006-RM,		
5.530%, 1–6–14	972	973
BankAmerica Manufactured Housing Contract Trust,		
7.800%, 10–10–26	11	11
Capital Auto Receivables Asset Trust 2007-1,		
6.570%, 9–16–13 (A)	625	639
Capital Auto Receivables Asset Trust 2007-2,		
8.300%, 2–18–14 (A)	1,000	1,031
Capital Auto Receivables Asset Trust 2007-3,		
8.000%, 3–17–14 (A)	480	500
CarMax Auto Owner Trust 2007-3,		
7.580%, 3–17–14	380	383
Chrysler Financial Auto Securitization Trust 2010-A,		
1.650%, 11–8–13	1,780	1,783
Citibank Omni Master Trust, Series 2009 A-8,		
2.329%, 5–16–16 (A)(B)	4,995	5,039
Continental Airlines 2001-1 A-1,		
8.048%, 11–1–20	1,095	1,139
Continental Airlines Pass-Through Certificates, Series 2006-1,		
0.677%, 6–2–13 (B)	925	888
Continental Airlines Pass-Through Certificates, Series 2009-2,		
7.250%, 11–10–19	723	752
CountryPlace Manufactured Housing Contract Trust 2005–1:		
4.800%, 12–15–35 (A)(B)	1,078	960
5.200%, 12–15–35 (A)(B)	300	251
Ford Credit Auto Owner Trust 2009–B A3,		
2.790%, 8–15–13	131	132
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1993-3 A7,		
6.400%, 10–15–18	96	99
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1994-5 A5,		
8.300%, 11–15–19	124	127
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1996-4 A6,		
7.400%, 6–15–27	863	917

ASSET-BACKED SECURITIES (Continued)	Principal	Value
JPMorgan Auto Receivables Trust 2007–A,		
7.090%, 2–15–14 (A)	$ 148	$ 148
Origen Manufactured Housing Contract Trust 2004-A,		
5.700%, 1–15–35	742	777
Origen Manufactured Housing Contract Trust 2004-B:		
4.750%, 8–15–21	497	499
5.730%, 11–15–35 (B)	885	935
Origen Manufactured Housing Contract Trust 2005-A,		
5.860%, 6–15–36 (B)	96	100
Origen Manufactured Housing Contract Trust 2005-B,		
5.910%, 1–15–37	700	728
Santander Drive Auto Receivables Trust 2010-B,		
2.100%, 9–15–14 (A)	1,457	1,456
World Financial Network Credit Card Master Note Trust, Series 2009-A Class A Notes,		
4.600%, 9–15–15	1,460	1,467
TOTAL ASSET-BACKED SECURITIES – 5.9%		$ 25,627

(Cost: $25,740)

CORPORATE DEBT SECURITIES	Principal	Value
Airlines – 0.7%		
United Air Lines, Inc.,		
10.400%, 11–1–16	1,036	1,119
US Airways Group, Inc. Class A,		
6.250%, 4–22–23	1,350	1,214
US Airways Group, Inc. Class B,		
8.500%, 4–22–17	1,000	958
		3,291
Application Software – 0.5%		
Intuit Inc.,		
5.750%, 3–15–17	1,780	2,002
Auto Parts & Equipment – 0.6%		
Dana Holding Corporation,		
6.500%, 2–15–19	1,500	1,425
Delphi Corporation,		
6.125%, 5–15–21 (A)	300	279
Tenneco Inc.,		
6.875%, 12–15–20	850	825
		2,529
Automobile Manufacturers – 0.5%		
Hyundai Capital Services, Inc.,		
4.375%, 7–27–16 (A)	2,000	2,025
Biotechnology – 0.2%		
Genzyme Corporation,		
3.625%, 6–15–15	900	963
Cable & Satellite – 0.4%		
EchoStar DBS Corporation,		
7.750%, 5–31–15	1,890	1,937
Computer Hardware – 0.6%		
Hewlett-Packard Company,		
3.000%, 9–15–16	2,965	2,992

Ivy Bond Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 2.1%		
Ally Financial Inc., 4.500%, 2–11–14	$2,000	$ 1,830
American Express Bank, FSB (GTD by Federal Deposit Insurance Corporation), 3.150%, 12–9–11 (C)	250	251
AmeriGas Partners, L.P. and AmeriGas Finance Corp., 6.500%, 5–20–21	1,000	965
Captial One Bank USA NA, 8.800%, 7–15–19	2,060	2,429
Discover Bank, 8.700%, 11–18–19	1,120	1,281
Discover Financial Services, 6.450%, 6–12–17	660	687
Ford Motor Credit Company LLC, 5.625%, 9–15–15	1,500	1,510
		8,953
Distillers & Vintners – 0.7%		
Pernod Ricard S.A., 5.750%, 4–7–21 (A)	2,700	2,964
Diversified Banks – 0.3%		
U.S. Bank, N.A., 3.778%, 4–29–20	1,390	1,408
Drug Retail – 0.5%		
CVS Caremark Corporation, 5.750%, 5–15–41	1,960	2,202
Electric Utilities – 1.6%		
NextEra Energy Capital Holdings, Inc., 4.500%, 6–1–21	3,030	3,210
PSEG Power LLC, 2.750%, 9–15–16	840	837
Southwestern Electric Power Company, 5.550%, 1–15–17	2,395	2,644
		6,691
Food Distributors – 0.2%		
Cargill, Inc., 4.307%, 5–14–21 (A)	777	844
Health Care Equipment – 0.7%		
Boston Scientific Corporation, 6.000%, 1–15–20	2,630	2,952
Health Care Services – 0.7%		
Medco Health Solutions, Inc., 7.125%, 3–15–18	1,030	1,250
Quest Diagnostics Incorporated, 5.750%, 1–30–40	1,815	1,966
		3,216
Health Care Supplies – 0.7%		
Bio-Rad Laboratories, Inc., 4.875%, 12–15–20	2,875	2,976
Industrial Conglomerates – 0.7%		
Tyco International Finance S.A., 8.500%, 1–15–19	2,300	3,006
Integrated Telecommunication Services – 0.4%		
Qwest Communications International Inc., 7.125%, 4–1–18	1,500	1,470

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage – 1.0%		
Goldman Sachs Group, Inc. (The), 6.250%, 9–1–17	$1,845	$ 1,923
Morgan Stanley, 6.250%, 8–28–17	2,600	2,569
		4,492
Life & Health Insurance – 0.7%		
StanCorp Financial Group, Inc., 6.875%, 10–1–12	450	470
Symetra Financial Corporation:		
6.125%, 4–1–16 (A)	1,450	1,531
8.300%, 10–15–37 (A)	885	854
		2,855
Managed Health Care – 0.1%		
Coventry Health Care, Inc., 6.125%, 1–15–15	210	233
Metal & Glass Containers – 0.2%		
Ball Corporation:		
7.125%, 9–1–16	455	478
7.375%, 9–1–19	500	527
		1,005
Multi-Utilities – 0.6%		
CMS Energy Corporation:		
2.750%, 5–15–14	600	588
8.750%, 6–15–19	1,825	2,129
		2,717
Oil & Gas Equipment & Services – 0.3%		
Schlumberger Norge A.S. (GTD by Schlumberger Limited), 1.950%, 9–14–16 (A)	1,385	1,378
Oil & Gas Exploration & Production – 0.5%		
QEP Resources, Inc., 6.875%, 3–1–21	2,000	2,090
Oil & Gas Refining & Marketing – 0.8%		
NuStar Logistics, L.P., 7.650%, 4–15–18	2,800	3,343
Oil & Gas Storage & Transportation – 3.8%		
El Paso Natural Gas Company, 7.500%, 11–15–26	2,085	2,454
El Paso Pipeline Partners Operating Company, LLC, 5.000%, 10–1–21	690	692
Energy Transfer Partners, L.P., 9.000%, 4–15–19	2,770	3,340
Kinder Morgan Finance Company, ULC, 6.000%, 1–15–18 (A)	2,835	2,807
Regency Energy Partners LP and Regency Energy Finance Corp., 6.500%, 7–15–21	2,000	2,010
Sunoco Logistics Partners Operations L.P.:		
6.850%, 2–15–40	1,265	1,414
6.100%, 2–15–42	935	957
Western Gas Partners, LP, 5.375%, 6–1–21	1,890	1,896
Williams Partners L.P., 7.250%, 2–1–17	770	894
		16,464

Ivy Bond Fund (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 0.5%		
Citigroup Inc.:		
6.010%, 1–15–15	$1,080	$ 1,148
6.125%, 5–15–18	1,145	1,230
		2,378
Pharmaceuticals – 0.3%		
Mylan Inc., 6.000%, 11–15–18 (A)	1,500	1,459
Property & Casualty Insurance – 0.3%		
Liberty Mutual Group, Inc., 7.300%, 6–15–14 (A)	1,000	1,084
OneBeacon U.S. Holdings, Inc., 5.875%, 5–15–13	200	205
XL Capital Finance (Europe) plc, 6.500%, 1–15–12	180	183
		1,472
Railroads – 0.7%		
BNSF Funding Trust I, 6.613%, 12–15–55	2,985	3,004
Real Estate Operating Companies – 0.4%		
Colonial Realty Limited Partnership, 5.500%, 10–1–15	1,830	1,864
Research & Consulting Services – 0.2%		
Dun & Bradstreet Corporation (The), 2.875%, 11–15–15	705	727
Retail REITs – 0.4%		
Developers Diversified Realty Corporation, 4.750%, 4–15–18	1,000	913
Westfield Group, 7.500%, 6–2–14 (A)	600	670
		1,583
Specialized Finance – 0.3%		
International Lease Finance Corporation, 6.500%, 9–1–14 (A)	1,300	1,300
Specialized REITs – 0.8%		
HCP, Inc., 6.700%, 1–30–18	775	838
Healthcare Realty Trust Incorporated, 5.125%, 4–1–14	824	852
Nationwide Health Properties, Inc.:		
6.250%, 2–1–13	600	631
6.000%, 5–20–15	1,000	1,100
		3,421
Systems Software – 0.5%		
Oracle Corporation, 5.375%, 7–15–40 (A)	1,710	1,989
Tobacco – 0.9%		
Altria Group, Inc., 10.200%, 2–6–39	2,650	3,848
Wireless Telecommunication Service – 0.2%		
Crown Castle International Corp., 6.113%, 1–15–20 (A)	850	957
TOTAL CORPORATE DEBT SECURITIES – 25.6%		**$111,000**
(Cost: $109,006)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 4.5%		
Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4, 5.468%, 6–11–41 (B)	$1,598	$ 1,714
Commercial Mortgage Asset Trust, 7.800%, 11–17–32 (B)	1,000	1,054
Commerical Mortgage Asset Trust, 6.975%, 1–17–32	1,989	2,059
Extended Stay America Trust, Commercial Mortgage Pass-Through Certificates, Series 2010-ESH:		
4.221%, 11–5–27 (A)	1,000	962
4.860%, 11–5–27 (A)	1,615	1,538
First Union National Bank Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2001-C4, 7.361%, 12–12–33 (A)(B)	750	748
GMAC Commercial Mortgage Securities, 5.940%, 7–1–13 (A)	8	5
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006-1, 5.506%, 11–11–38 (A)	1,997	1,187
Hometown Commercial Trust 2007-1, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6–11–39 (A)	337	192
J.P. Morgan Chase Commercial Mortgage Securities Trust 2009–IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST:		
2.238%, 12–5–27 (A)(B)	6,117	790
7.693%, 12–5–27 (A)(B)	1,600	1,759
LB-UBS Commercial Mortgage Trust 2003-C7, 5.286%, 7–15–37 (A)(B)	1,000	889
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.000%, 11–28–35 (A)	1,661	1,628
5.880%, 11–28–35 (A)(B)	1,280	534
Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998-D6, 6.000%, 3–15–30 (A)	500	513
Prudential Securities Secured Financing Corporation, Commercial Mortgage Pass-Through Certficates, Series 2003-PWR1, 4.775%, 2–11–36 (A)	1,516	1,434
TIAA Seasoned Commercial Mortgage Trust 2007-C4, 5.566%, 8–15–39 (B)	63	63
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9–13–28 (A)	1,200	1,072
WF-RBS Commercial Mortgage Trust 2001-C2 A–2, 3.791%, 2–15–44 (A)	1,485	1,520
		19,661
Non-Agency REMIC/CMO – 0.1%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)(D)	31	—*
0.000%, 3–25–12 (A)(D)	10	—*
7.540%, 5–31–17 (A)(D)	—*	—*

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Non-Agency REMIC/CMO (Continued)		
Bear Stearns Mortgage Securities Inc.,		
8.000%, 11–25–29	$ 246	$ 225
Mellon Residential Funding,		
6.750%, 6–25–28	9	9
		234
Other Mortgage-Backed Securities – 3.2%		
Aames Mortgage Trust 2001-4,		
6.650%, 1–25–32 (B)	386	220
ABFS Mortgage Loan Trust 2001-2,		
7.490%, 12–25–31 (B)	605	427
Asset Securitization Corporation:		
8.621%, 8–13–29 (B)(E)	544	44
7.741%, 2–14–43 (B)	170	177
Banc of America Alternative Loan Trust 2003-05,		
5.500%, 7–25–33	1,011	242
Banc of America Alternative Loan Trust 2005-06,		
6.000%, 7–25–35	607	132
Banc of America Alternative Loan Trust 2005-10:		
5.618%, 11–25–35 (B)	64	—*
5.622%, 11–25–35 (B)	255	13
Banc of America Alternative Loan Trust 2005-12,		
5.663%, 1–25–36 (B)	219	6
Banc of America Mortgage Trust 2003-09,		
5.500%, 12–25–33	593	126
Banc of America Mortgage Trust 2004-03,		
4.875%, 4–25–19	213	193
Banc of America Mortgage Trust 2007-01,		
6.000%, 3–25–37	3,456	—*
BlackRock Capital Finance,		
7.750%, 9–25–26 (A)	497	99
C-Bass 2006–MH1 Trust:		
5.970%, 10–25–36 (A)(B)	1,212	1,258
6.240%, 10–25–36 (A)(B)	88	94
CD 2006–CD2 Mortgage Trust,		
5.805%, 1–15–46 (A)(B)	710	620
CHL Mortgage Pass-Through Trust 2004-J4,		
5.250%, 5–25–34	472	410
Collateralized Mortgage Obligation Trust,		
5.000%, 7–1–18	14	14
CWHEQ Home Equity Loan Trust, Series 2006-S6,		
5.962%, 3–25–34 (B)	140	75
CWHEQ Home Equity Loan Trust, Series 2007-S2,		
5.934%, 5–25–37 (B)	374	221
First Horizon Mortgage Pass-Through Trust 2003-8,		
5.137%, 10–25–33 (B)	278	124
First Horizon Mortgage Pass-Through Trust 2007-4,		
5.500%, 8–25–22	338	317
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.250%, 4–25–32	642	521
5.409%, 4–25–32 (B)	988	735
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC,		
5.250%, 11–25–32 (A)	1,312	1,048
GMACM Home Equity Loan Trust 2006-HE3,		
6.088%, 10–25–36 (B)	316	206
GMACM Home Equity Loan Trust 2007-HE1,		
5.952%, 8–25–37 (B)	570	368
GS Mortgage Securities 2010-C1 A2,		
4.592%, 8–10–43 (A)	1,535	1,594
Impac CMB Trust Series 2003-2F,		
7.000%, 1–25–33 (B)	396	319

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
J.P. Morgan Mortgage Trust 2004-A3,		
2.749%, 7–25–34 (B)	$ 355	$ 267
J.P. Morgan Mortgage Trust 2006-A2:		
2.903%, 11–25–33 (B)	448	411
2.839%, 8–25–34 (B)	1,919	1,053
J.P. Morgan Mortgage Trust 2007-A1,		
3.458%, 7–25–35 (B)	1,295	27
Morgan Stanley Capital I Trust 2004-TOP15,		
5.030%, 6–13–41	574	590
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B)	1	1
7.910%, 9–28–24 (A)(B)	4	3
RALI Series 2003–QS10 Trust,		
5.750%, 5–25–33	179	163
RASC Series 2003–KS10 Trust,		
6.410%, 12–25–33	263	58
RFMSI Series 2004-S5 Trust,		
4.500%, 5–25–19	263	219
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1,		
7.750%, 12–25–30 (B)	796	397
Structured Adjustable Rate Mortgage Loan Trust, Series 2005-21,		
5.400%, 11–25–35 (B)	1,575	173
Structured Asset Mortgage Investments, Inc.,		
4.387%, 5–2–30 (B)	12	7
Structured Asset Securities Corporation:		
6.290%, 11–25–32 (B)	221	187
5.250%, 8–25–33	318	203
TimberStar Trust I,		
6.208%, 10–15–36 (A)	560	553
Wells Fargo Alternative Loan 2007-PA3 Trust,		
5.750%, 7–25–37	888	118
		14,033
TOTAL MORTGAGE-BACKED SECURITIES – 7.8%		**$ 33,928**
(Cost: $50,036)		
MUNICIPAL BONDS – TAXABLE		
Florida – 0.1%		
Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A,		
7.016%, 10–1–40	520	579
New Jersey – 0.2%		
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2010C,		
5.754%, 12–15–28	760	828
New York – 0.9%		
Port Auth of NY and NJ Consolidated Bonds, 168th Ser,		
4.926%, 10–1–51	3,550	3,653
Washington – 0.3%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A,		
5.450%, 9–1–40	1,205	1,310
TOTAL MUNICIPAL BONDS – TAXABLE – 1.5%		**$ 6,370**
(Cost: $5,916)		

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.1%		
Federal National Mortgage Association,		
5.500%, 2–1–35	$ 376	$ 410
Mortgage-Backed Obligations – 42.5%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 12–1–17	276	301
5.500%, 9–1–19	396	430
5.000%, 4–1–23	1,360	1,475
5.000%, 5–1–29	222	239
6.500%, 9–1–32	114	129
5.300%, 1–15–33	206	229
6.000%, 11–1–33	198	219
5.500%, 5–1–34	1,315	1,456
6.500%, 5–1–34	363	408
5.500%, 6–1–34	645	703
5.000%, 9–1–34	12	13
5.500%, 9–1–34	40	43
5.500%, 10–1–34	686	757
5.500%, 7–1–35	279	305
5.000%, 8–1–35	426	459
5.500%, 10–1–35	264	291
5.000%, 11–1–35	1,291	1,390
5.000%, 12–1–35	277	299
6.500%, 7–1–36	353	396
4.500%, 10–1–37	5,280	5,587
7.000%, 12–1–37	504	579
5.500%, 2–1–39	1,898	2,083
5.000%, 11–1–39	418	456
5.000%, 1–1–40	2,515	2,736
5.000%, 3–1–40	3,336	3,644
5.000%, 4–1–40	901	973
5.000%, 8–1–40	903	970
4.000%, 10–1–40	1,909	2,002
4.000%, 11–1–40	1,533	1,619
4.500%, 1–1–41	1,961	2,078
3.500%, 2–1–41	987	1,016
4.000%, 2–1–41	2,945	3,098
4.000%, 3–1–41	969	1,021
4.500%, 3–1–41	986	1,049
4.500%, 4–1–41	4,412	4,745
4.000%, 6–1–41	990	1,044
4.000%, 10–1–41 TBA	5,745	6,015
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 1–1–17	47	51
6.000%, 9–1–17	40	43
6.000%, 1–1–18	163	178
5.500%, 2–1–18	153	166
5.500%, 3–1–18	34	37
5.000%, 5–1–18	545	594
5.000%, 6–1–18	139	151
5.000%, 7–1–18	57	62
5.000%, 10–1–18	440	476
5.500%, 9–1–19	121	132
2.757%, 5–25–20	223	233
5.000%, 7–1–23	632	690
6.000%, 8–1–23	556	609
4.000%, 10–1–23 TBA	2,150	2,267
5.500%, 2–1–24	216	237
4.500%, 4–1–25	1,431	1,526
3.500%, 11–1–25	931	973
3.500%, 10–1–26 TBA	4,490	4,689
6.000%, 8–1–29	171	190

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
7.500%, 5–1–31	$ 38	$ 44
7.000%, 9–1–31	20	23
7.000%, 11–1–31	167	194
6.500%, 12–1–31	23	26
6.500%, 2–1–32	234	265
7.000%, 2–1–32	164	188
7.000%, 3–1–32	236	272
6.500%, 4–1–32	49	56
6.500%, 5–1–32	123	139
6.500%, 7–1–32	33	37
6.500%, 8–1–32	54	61
6.000%, 9–1–32	75	83
6.500%, 9–1–32	110	125
6.000%, 10–1–32	1,011	1,127
6.500%, 10–1–32	103	117
6.000%, 11–1–32	733	815
6.000%, 3–1–33	1,269	1,412
5.500%, 4–1–33	942	1,034
6.000%, 4–1–33	95	105
5.500%, 5–1–33	197	215
6.000%, 6–1–33	909	1,009
6.500%, 8–1–33	29	32
6.000%, 10–1–33	199	223
6.000%, 12–1–33	243	272
5.500%, 1–1–34	366	400
5.500%, 1–1–34	339	370
6.000%, 1–1–34	198	220
5.000%, 3–1–34	1,369	1,479
5.000%, 3–1–34	158	170
5.500%, 3–1–34	111	122
5.500%, 4–1–34	328	360
5.000%, 5–1–34	111	120
6.000%, 8–1–34	296	328
5.500%, 9–1–34	612	678
6.000%, 9–1–34	339	376
6.500%, 9–1–34	502	561
4.500%, 10–1–34 TBA	1,055	1,119
5.500%, 11–1–34	1,259	1,378
6.000%, 11–1–34	512	567
6.500%, 11–1–34	31	35
5.000%, 12–1–34	2,377	2,569
5.500%, 1–1–35	970	1,070
5.500%, 1–1–35	201	221
5.500%, 2–1–35	1,603	1,774
6.500%, 3–1–35	540	607
5.000%, 4–1–35	456	492
5.500%, 4–1–35	548	603
5.500%, 6–1–35	47	51
5.000%, 7–1–35	1,522	1,645
5.000%, 7–1–35	554	599
5.500%, 7–1–35	348	384
5.500%, 8–1–35	47	52
5.500%, 10–1–35	1,018	1,131
5.500%, 11–1–35	1,016	1,109
5.500%, 12–1–35	954	1,043
5.000%, 2–1–36	280	302
5.500%, 2–1–36	793	850
6.500%, 2–1–36	356	398
6.500%, 6–1–36	571	638
5.500%, 9–1–36	1,140	1,245
5.500%, 11–1–36	565	616
6.000%, 11–1–36	361	397
6.500%, 11–1–36	1,056	1,175
6.000%, 1–1–37	258	284

Ivy Bond Fund *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.000%, 5–1–37	$ 482	$ 539
5.500%, 6–1–37	163	182
6.000%, 8–1–37	517	571
6.000%, 9–1–37	353	395
7.000%, 10–1–37	45	52
5.500%, 3–1–38	714	791
5.000%, 4–1–38	782	860
5.500%, 5–1–38	983	1,069
6.000%, 10–1–38	1,876	2,071
6.000%, 12–1–38	604	672
4.500%, 3–1–39	918	975
4.500%, 6–1–39	487	521
5.000%, 12–1–39	871	958
5.500%, 12–1–39	1,025	1,129
5.000%, 3–1–40	2,636	2,867
4.500%, 4–1–40	912	983
4.500%, 10–1–40	1,918	2,038
4.000%, 12–1–40	1,469	1,553
3.500%, 2–1–41	5,616	5,779
4.000%, 4–1–41	2,163	2,281
4.500%, 4–1–41	2,941	3,125
5.000%, 4–1–41	497	544
4.500%, 7–1–41	1,994	2,119
4.000%, 8–1–41	2,959	3,106
3.500%, 10–1–41 TBA	8,500	8,739
4.000%, 10–1–41 TBA	19,485	20,436
Federal National Mortgage Association Non-Agency REMIC/CMO,		
4.500%, 7–25–24	1,875	2,055
Government National Mortgage Association Agency REMIC/CMO:		
4.650%, 7–16–31	1,069	1,127
0.493%, 3–16–34 (B)(E)	3,834	65
0.643%, 7–16–40 (B)(E)	1,425	30
0.000%, 3–16–42 (B)(E)(F)	3,960	1
0.483%, 6–17–45 (B)(E)	12,901	315
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	116	132
5.000%, 7–15–33	525	580
2.629%, 9–16–33	891	906
5.000%, 7–15–34	451	498
5.500%, 12–15–34	652	724
5.000%, 1–15–35	789	870
5.000%, 12–15–35	1,029	1,137
5.500%, 7–15–38	597	662
4.500%, 10–1–38 TBA	1,000	1,087
5.500%, 10–15–38	488	544
5.500%, 2–15–39	390	433
5.000%, 12–15–39	277	307
5.000%, 1–15–40	2,612	2,887
4.500%, 6–15–40	967	1,058
5.000%, 7–15–40	885	973
4.000%, 12–20–40	973	1,045
4.000%, 8–1–41	999	1,049
4.000%, 10–1–41 TBA	2,480	2,654
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 1,		
7.213%, 2–15–25 (B)	141	168

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 2,		
7.793%, 2–15–25	$ 43	$ 51
		184,686
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 42.6%		**$185,096**
(Cost: $180,709)		

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 0.3%		
United States Treasury Notes,		
1.875%, 7–15–13 (G)	1,353	1,416
Treasury Obligations – 11.3%		
United States Treasury Bonds:		
5.375%, 2–15–31 (H)	1,775	2,506
4.375%, 5–15–41	15,444	20,015
United States Treasury Notes:		
4.500%, 3–31–12	500	511
1.125%, 6–15–13	1,640	1,664
0.125%, 8–31–13	1,540	1,536
0.750%, 9–15–13	500	505
0.500%, 8–15–14	485	486
0.250%, 9–15–14	610	607
1.000%, 8–31–16	1,615	1,620
1.500%, 8–31–18	5,165	5,196
2.125%, 8–15–21	13,915	14,185
		48,831
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 11.6%		**$ 50,247**
(Cost: $47,270)		

SHORT-TERM SECURITIES		
Commercial Paper – 13.8%		
Avon Capital Corp. (GTD by Avon Products, Inc.),		
0.280%, 10–13–11 (I)	6,000	5,999
Bemis Company, Inc.,		
0.340%, 10–4–11 (I)	8,000	8,000
CVS Caremark Corporation,		
0.250%, 10–3–11 (I)	6,000	6,000
General Mills, Inc.,		
0.210%, 10–24–11 (I)	5,000	4,999
Kraft Foods Inc.,		
0.160%, 10–3–11 (I)	4,000	4,000
Mattel Inc.,		
0.320%, 10–18–11 (I)	5,000	4,999
Novartis Finance Corp.,		
0.070%, 10–7–11 (I)	15,000	15,000
Sara Lee Corporation,		
0.240%, 10–13–11 (I)	5,000	5,000
St. Jude Medical, Inc.,		
0.210%, 10–27–11 (I)	5,934	5,933
		59,930

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (J)	$1,337	$ 1,337
Municipal Obligations – Taxable – 3.7%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.), 0.120%, 10–3–11 (J)	6,843	6,843
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.120%, 10–3–11 (J)	5,500	5,500

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L–1 (GTD by JPMorgan Chase Bank, N.A.), 0.120%, 10–7–11 (J)	$3,500	$ 3,500
		15,843
TOTAL SHORT-TERM SECURITIES – 17.8%		**$ 77,110**
(Cost: $77,110)		
TOTAL INVESTMENT SECURITIES – 112.9%		**$489,696**
(Cost: $496,102)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (12.9%)		**(55,789)**
NET ASSETS – 100.0%		**$433,907**

Notes to Schedule of Investments

The following futures contracts were outstanding at September 30, 2011 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
U.S. 10 Year Treasury Note	Short	12–20–11	214	$(27,839)	$(315)
U.S. 30 Year Treasury Bond	Short	12–20–11	52	(7,417)	(366)
U.S. 5 Year Treasury Note	Long	12–30–11	205	25,109	65
				$(10,147)	$(616)

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $51,496 or 11.9% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011.

(C) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Interest Only Security. Amount shown as principal represents notional amount for computation of interest.

(F) Zero coupon bond.

(G) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(H) All or a portion of the security position has been pledged as collateral on open futures contracts.

(I) Rate shown is the yield to maturity at September 30, 2011.

(J) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

Ivy Bond Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$318	$ —	$ —
Asset-Backed Securities	—	19,136	6,491
Corporate Debt Securities	—	106,855	4,145
Mortgage-Backed Securities	—	31,040	2,888
Municipal Bonds	—	6,370	—
United States Government Agency Obligations	—	185,096	—
United States Government Obligations	—	50,247	—
Short-Term Securities	—	77,110	—
Total	$318	$475,854	$13,524
Futures Contracts	$ 65	$ —	$ —
Liabilities			
Futures Contracts	$681	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Asset-Backed Securities	Corporate Debt Securities	Mortgage-Backed Securities
Beginning Balance 4–1–11	$ 6,038	$3,586	$ 6,560
Net realized gain (loss)	(254)	—	86
Net unrealized appreciation (depreciation)	121	(293)	(448)
Purchases	2,870	—	—
Sales	(2,290)	(40)	(1,425)
Transfers into Level 3 during the period	6	892	—
Transfers out of Level 3 during the period	—	—	(1,885)
Ending Balance 9–30–11	$ 6,491	$4,145	$ 2,888
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–11	$ 121	$ (293)	$ (448)

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.

Ivy Core Equity Fund

Asset Allocation

Stocks	**94.9%**
Consumer Discretionary	22.7%
Information Technology	21.5%
Consumer Staples	13.1%
Industrials	11.7%
Energy	9.7%
Health Care	6.2%
Financials	5.9%
Materials	3.0%
Telecommunication Services	1.1%
Cash and Cash Equivalents	**5.1%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	196/1,107	18
3 Year	164/990	17
5 Year	65/835	8
10 Year	133/510	27

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Precision Castparts Corp.	Industrials
Harley-Davidson, Inc.	Consumer Discretionary
ConocoPhillips	Energy
CBS Corporation, Class B	Consumer Discretionary
Capital One Financial Corporation	Financials
Google Inc., Class A	Information Technology
Time Warner Cable Inc.	Consumer Discretionary
Macy's Inc.	Consumer Discretionary
Oracle Corporation	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Core Equity Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 7.0%		
Honeywell International Inc.	111	$ 4,865
Precision Castparts Corp.	89	13,883
		18,748
Application Software – 1.0%		
Intuit Inc.	55	2,595
Auto Parts & Equipment – 0.8%		
Johnson Controls, Inc.	87	2,286
Automobile Manufacturers – 2.1%		
Bayerische Motoren Werke AG (A)	85	5,615
Brewers – 2.4%		
Anheuser-Busch Inbev S.A., ADR	123	6,538
Broadcasting – 5.2%		
CBS Corporation, Class B	535	10,910
Discovery Holding Company, Class A (B)	83	3,138
		14,048
Cable & Satellite – 4.7%		
DirecTV Group, Inc. (The) (B)	113	4,787
Time Warner Cable Inc.	129	8,072
		12,859
Communications Equipment – 1.4%		
Juniper Networks, Inc. (B)	220	3,803
Computer Hardware – 5.2%		
Apple Inc. (B)	38	14,485
Computer Storage & Peripherals – 0.8%		
NetApp, Inc. (B)	60	2,043
Construction & Farm Machinery & Heavy Trucks – 0.9%		
Cummins Inc.	31	2,538
Consumer Finance – 3.3%		
Capital One Financial Corporation	228	9,028
Data Processing & Outsourced Services – 2.0%		
MasterCard Incorporated, Class A	17	5,328
Department Stores – 2.9%		
Macy's Inc.	301	7,920
Fertilizers & Agricultural Chemicals – 1.9%		
Monsanto Company	88	5,289
Health Care Equipment – 1.4%		
Covidien plc	84	3,691
Hypermarkets & Super Centers – 1.9%		
Costco Wholesale Corporation	63	5,133
Industrial Gases – 1.1%		
Air Products and Chemicals, Inc.	38	2,910
Industrial Machinery – 1.3%		
Parker Hannifin Corporation	57	3,629

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 4.7%		
ConocoPhillips	200	$ 12,676
Integrated Telecommunication Services – 1.1%		
AT&T Inc.	104	2,958
Internet Software & Services – 3.1%		
Google Inc., Class A (B)	16	8,436
Motorcycle Manufacturers – 4.8%		
Harley-Davidson, Inc.	381	13,069
Oil & Gas Equipment & Services – 3.5%		
Halliburton Company	154	4,697
National Oilwell Varco, Inc.	44	2,249
Schlumberger Limited	45	2,676
		9,622
Oil & Gas Exploration & Production – 1.5%		
Noble Energy, Inc.	59	4,142
Other Diversified Financial Services – 2.6%		
JPMorgan Chase & Co.	233	7,011
Packaged Foods & Meats – 2.5%		
Mead Johnson Nutrition Company	101	6,979
Personal Products – 1.7%		
Estee Lauder Companies Inc. (The), Class A	52	4,534
Pharmaceuticals – 4.8%		
Allergan, Inc.	82	6,750
Johnson & Johnson	101	6,460
		13,210
Railroads – 2.5%		
Union Pacific Corporation	83	6,797
Restaurants – 2.2%		
McDonald's Corporation	68	5,945
Semiconductors – 5.2%		
Altera Corporation	68	2,135
Broadcom Corporation, Class A	195	6,476
Microchip Technology Incorporated	177	5,506
		14,117
Soft Drinks – 2.4%		
Coca-Cola Company (The)	97	6,547
Systems Software – 2.8%		
Oracle Corporation	261	7,493
Tobacco – 2.2%		
Philip Morris International Inc.	94	5,887
TOTAL COMMON STOCKS – 94.9%		**$257,909**
(Cost: $254,883)		

Ivy Core Equity Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.9%		
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.090%, 10–14–11 (C)	$5,000	$ 5,000
CVS Caremark Corporation, 0.250%, 10–3–11 (C)	3,000	3,000
Sonoco Products Co., 0.310%, 10–3–11 (C)	2,645	2,645
		10,645

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 1.0%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (D)	$2,705	$ 2,705
TOTAL SHORT-TERM SECURITIES – 4.9%		**$ 13,350**
(Cost: $13,350)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$271,259**
(Cost: $268,233)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**447**
NET ASSETS – 100.0%		**$271,706**

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at September 30, 2011.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 56,127	$ 5,615	$ —
Other Sectors	196,167	—	—
Total Common Stocks	$252,294	$ 5,615	$ —
Short-Term Securities	—	13,350	—
Total	$252,294	$18,965	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Cundill Global Value Fund

ALL DATA IS AS OF SEPTEMBER 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**94.1%**
Financials	29.2%
Consumer Discretionary	17.3%
Information Technology	16.9%
Energy	15.8%
Health Care	7.0%
Industrials	4.7%
Consumer Staples	3.2%
Warrants	**1.6%**
Cash and Cash Equivalents	**4.3%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	49/60	81
3 Year	31/38	80
5 Year	19/31	60
10 Year	17/19	85

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**49.2%**
United States	46.7%
Other North America	2.5%
Pacific Basin	**24.9%**
Japan	18.6%
Hong Kong	4.3%
Other Pacific Basin	2.0%
Europe	**20.6%**
United Kingdom	3.6%
Other Europe	17.0%
South America	**1.0%**
Cash and Cash Equivalents	**4.3%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Sega Sammy Holdings Inc.	Japan	Consumer Discretionary	Leisure Products
Dell Inc.	United States	Information Technology	Computer Hardware
Microsoft Corporation	United States	Information Technology	Systems Software
Honda Motor Co., Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
GameStop Corp, Class A	United States	Consumer Discretionary	Computer & Electronics Retail
Chesapeake Energy Corporation, 5.75% Cumulative	United States	Energy	Oil & Gas Exploration & Production
Citigroup Inc.	United States	Financials	Other Diversified Financial Services
First Pacific Company Limited	Hong Kong	Financials	Multi-Sector Holdings
Canon Inc.	Japan	Information Technology	Office Electronics
Chesapeake Energy Corporation	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Cundill Global Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 2.0%		
Primary Health Care Limited	1,626	$ 4,665
Belgium – 2.4%		
ageas N.V.	3,287	5,661
Brazil – 1.0%		
HRT Participacoes Em Petroleo S.A. (A)	6	2,294
Canada – 2.5%		
Fairfax Financial Holdings Limited	15	5,784
France – 3.2%		
Carrefour S.A.	333	7,583
Germany – 1.8%		
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	35	4,315
Greece – 0.3%		
Intralot S.A. Integrated Lottery Systems and Services	626	720
Hong Kong – 4.3%		
First Pacific Company Limited	11,333	10,003
Ireland – 0.9%		
Willis Group Holdings Limited	60	2,073
Italy – 3.0%		
EXOR S.p.A.	360	7,049
Japan – 18.6%		
Canon Inc.	208	9,444
Dai-ichi Mutual Life Insurance Company (The)	5	5,565
Honda Motor Co., Ltd.	386	11,311
Sega Sammy Holdings Inc.	739	17,232
		43,552
Netherlands – 3.3%		
TNT Express N.V.	609	4,258
TNT N.V.	790	3,456
		7,714
Switzerland – 2.1%		
Actelion Ltd	148	4,917
United Kingdom – 3.6%		
BP plc, ADR	231	8,347
United States – 40.8%		
American International Group, Inc. (A)	410	9,000
Bank of America Corporation	1,471	9,004
Chesapeake Energy Corporation	360	9,198
Citigroup Inc.	390	10,003

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
ConocoPhillips	110	$ 6,943
Dell Inc. (A)	1,121	15,861
FedEx Corporation	49	3,305
GameStop Corp, Class A (A)	482	11,134
Microsoft Corporation	574	14,277
Pfizer Inc.	382	6,754
		95,479
TOTAL COMMON STOCKS – 89.8%		**$210,156**
(Cost: $230,386)		

PREFERRED STOCKS – 4.3%		
United States		
Chesapeake Energy Corporation, 5.75% Cumulative (B)	9	**$ 10,059**
(Cost: $9,176)		

WARRANTS – 1.6%		
United States		
JPMorgan Chase & Co.	409	**$ 3,804**
(Cost: $5,192)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.1%		
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.100%, 10–4–11 (C)	$3,000	2,999
0.120%, 10–11–11 (C)	2,000	2,000
		4,999
United States Government Agency Obligations – 2.2%		
Fannie Mae Discount Notes,		
0.020%, 12–28–11	2,000	2,000
Freddie Mac Discount Notes:		
0.040%, 11–1–11	1,000	1,000
0.050%, 11–3–11	100	100
0.060%, 1–9–12	2,000	2,000
		5,100
TOTAL SHORT-TERM SECURITIES – 4.3%		**$ 10,099**
(Cost: $10,099)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$234,118**
(Cost: $254,853)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**62**
NET ASSETS – 100.0%		**$234,180**

Ivy Cundill Global Value Fund *(in thousands)*

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Royal Bank of Canada	893,800	10–5–11	$—	$ 832
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	1,307,000	11–16–11	—	693
Sell	Japanese Yen	Toronto-Dominion Bank (The)	624,000	2–8–12	—	67
Sell	Japanese Yen	Scotia Capital Inc. (USA)	277,200	2–15–12	25	—
					$25	$1,592

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $10,059 or 4.3% of net assets.

(C) Rate shown is the yield to maturity at September 30, 2011.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 11,134	$ 29,263	$ —
Consumer Staples	—	7,583	—
Energy	26,782	—	—
Financials	35,864	32,593	—
Health Care	6,754	9,582	—
Industrials	7,563	3,456	—
Information Technology	30,138	9,444	—
Total Common Stocks	$118,235	$ 91,921	$ —
Preferred Stocks	—	10,059	—
Warrants	3,804	—	—
Short-Term Securities	—	10,099	—
Total	$122,039	$112,079	$ —
Forward Foreign Currency Contracts	$ —	$ 25	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,592	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Financials	30.8%
Consumer Discretionary	17.3%
Information Technology	16.9%
Energy	15.8%
Health Care	7.0%
Industrials	4.7%
Consumer Staples	3.2%
Other+	4.3%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Dividend Opportunities Fund

Asset Allocation

Stocks	**91.1%**
Industrials	19.3%
Energy	17.1%
Consumer Discretionary	12.5%
Financials	11.9%
Consumer Staples	11.0%
Information Technology	9.2%
Health Care	4.1%
Materials	4.1%
Telecommunication Services	1.9%
Cash and Cash Equivalents	**8.9%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	270/288	94
3 Year	234/251	93
5 Year	143/202	71

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Schlumberger Limited	Energy
Microchip Technology Incorporated	Information Technology
Philip Morris International Inc.	Consumer Staples
Boeing Company (The)	Industrials
Wynn Resorts, Limited	Consumer Discretionary
National Oilwell Varco, Inc.	Energy
McDonald's Corporation	Consumer Discretionary
Union Pacific Corporation	Industrials
JPMorgan Chase & Co.	Financials
Wells Fargo & Company	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Dividend Opportunities Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.6%		
Boeing Company (The)	136	$ 8,214
General Dynamics Corporation	62	3,524
Honeywell International Inc.	90	3,967
		15,705
Asset Management & Custody Banks – 1.2%		
T. Rowe Price Group, Inc.	73	3,466
Brewers – 0.5%		
Anheuser-Busch Inbev S.A., ADR	25	1,298
Broadcasting – 1.1%		
CBS Corporation, Class B	146	2,971
Casinos & Gaming – 2.9%		
Wynn Resorts, Limited	69	7,996
Communications Equipment – 1.5%		
QUALCOMM Incorporated	87	4,206
Construction & Engineering – 1.4%		
Fluor Corporation	82	3,836
Construction & Farm Machinery & Heavy Trucks – 5.5%		
Caterpillar Inc.	74	5,494
Cummins Inc.	42	3,422
Deere & Company	101	6,547
		15,463
Consumer Finance – 2.0%		
Capital One Financial Corporation	143	5,655
Data Processing & Outsourced Services – 2.3%		
Visa Inc., Class A	75	6,416
Distillers & Vintners – 0.4%		
Diageo plc, ADR	16	1,215
Diversified Banks – 2.5%		
Wells Fargo & Company	284	6,855
Diversified Chemicals – 0.7%		
Dow Chemical Company (The)	81	1,815
Diversified Metals & Mining – 2.6%		
Rio Tinto plc, ADR	94	4,128
Southern Copper Corporation	124	3,101
		7,229
Electrical Components & Equipment – 1.3%		
Emerson Electric Co.	88	3,625
Home Improvement Retail – 0.4%		
Home Depot, Inc. (The)	37	1,215
Homebuilding – 1.2%		
D.R. Horton, Inc.	385	3,480
Hotels, Resorts & Cruise Lines – 1.5%		
Starwood Hotels & Resorts Worldwide, Inc.	106	4,117

COMMON STOCKS (Continued)	Shares	Value
Household Products – 2.4%		
Colgate-Palmolive Company	43	$ 3,786
Procter & Gamble Company (The)	44	2,796
		6,582
Industrial Conglomerates – 1.5%		
General Electric Company	275	4,189
Industrial Gases – 0.8%		
Air Products and Chemicals, Inc.	30	2,303
Industrial Machinery – 0.5%		
Eaton Corporation	16	550
Ingersoll-Rand plc	28	776
		1,326
Integrated Oil & Gas – 2.6%		
ConocoPhillips	25	1,553
Exxon Mobil Corporation	78	5,647
		7,200
Integrated Telecommunication Services – 1.9%		
AT&T Inc.	184	5,236
Investment Banking & Brokerage – 2.1%		
Goldman Sachs Group, Inc. (The)	61	5,796
Mortgage REITs – 1.5%		
American Capital Agency Corp.	102	2,775
Annaly Capital Management, Inc.	82	1,361
		4,136
Movies & Entertainment – 1.4%		
Walt Disney Company (The)	132	3,986
Oil & Gas Drilling – 1.9%		
Seadrill Limited	194	5,330
Oil & Gas Equipment & Services – 10.2%		
Baker Hughes Incorporated	78	3,607
Halliburton Company	168	5,137
National Oilwell Varco, Inc.	153	7,819
Schlumberger Limited	199	11,912
		28,475
Oil & Gas Exploration & Production – 2.4%		
Anadarko Petroleum Corporation	43	2,708
Apache Corporation	48	3,856
		6,564
Other Diversified Financial Services – 2.6%		
JPMorgan Chase & Co.	242	7,294
Personal Products – 1.1%		
Estee Lauder Companies Inc. (The), Class A	35	3,039
Pharmaceuticals – 4.1%		
Johnson & Johnson	82	5,243
Merck & Co., Inc.	30	976
Pfizer Inc.	290	5,124
		11,343
Railroads – 3.5%		
Norfolk Southern Corporation	38	2,328
Union Pacific Corporation	91	7,403
		9,731

Ivy Dividend Opportunities Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 4.0%		
McDonald's Corporation	85	$ 7,421
Starbucks Corporation	101	3,751
		11,172
Semiconductors – 3.9%		
Microchip Technology Incorporated	354	11,018
Soft Drinks – 1.7%		
Coca-Cola Company (The)	68	4,601
Systems Software – 1.5%		
Oracle Corporation	141	4,051
Tobacco – 4.9%		
Altria Group, Inc.	174	4,676
Philip Morris International Inc.	150	9,335
		14,011
TOTAL COMMON STOCKS – 91.1%		**$253,946**
(Cost: $240,452)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 6.3%		
CVS Caremark Corporation, 0.250%, 10–3–11 (A)	$5,000	$ 5,000
Mattel Inc., 0.320%, 10–18–11 (A)	5,000	4,999
Sonoco Products Co., 0.310%, 10–3–11 (A)	4,815	4,815
St. Jude Medical, Inc., 0.200%, 10–3–11 (A)	3,000	3,000
		17,814
Master Note – 0.6%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (B)	1,564	1,564
Municipal Obligations – Taxable – 1.8%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.100%, 10–3–11 (B)	5,000	5,000
TOTAL SHORT-TERM SECURITIES – 8.7%		**$ 24,378**
(Cost: $24,378)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$278,324**
(Cost: $264,830)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**486**
NET ASSETS – 100.0%		**$278,810**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at September 30, 2011.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$253,946	$ —	$ —
Short-Term Securities	—	24,378	—
Total	$253,946	$24,378	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy European Opportunities Fund

ALL DATA IS AS OF SEPTEMBER 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**82.3%**
Industrials	12.4%
Information Technology	11.4%
Energy	11.2%
Consumer Staples	9.9%
Consumer Discretionary	9.4%
Financials	9.1%
Materials	7.1%
Health Care	6.8%
Telecommunication Services	4.1%
Utilities	0.9%
Cash and Cash Equivalents	**17.7%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	59/109	54
3 Year	57/93	61
5 Year	59/85	69
10 Year	15/70	22

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**82.3%**
United Kingdom	26.6%
Germany	21.0%
France	10.8%
Switzerland	7.3%
Italy	4.0%
Other Europe	12.6%
Cash and Cash Equivalents	**17.7%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Volkswagen AG	Germany	Consumer Discretionary	Automobile Manufacturers
Imperial Tobacco Group plc	United Kingdom	Consumer Staples	Tobacco
Vodafone Group plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Linde AG	Germany	Materials	Industrial Gases
Vinci	France	Industrials	Construction & Engineering
Wirecard AG	Germany	Information Technology	Data Processing & Outsourced Services
HSBC Holdings plc	United Kingdom	Financials	Diversified Banks
Dialog Semiconductor plc	Germany	Information Technology	Semiconductors
BG Group plc	United Kingdom	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy European Opportunities Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Austria – 1.0%		
Andritz AG	24	$ 1,973
France – 10.8%		
Compagnie de Saint-Gobain	25	954
France Telecom	60	982
Gemalto N.V.	50	2,378
Ingenico S.A.	84	3,146
LVMH Moet Hennessy – Louis Vuitton	15	1,980
Sanofi-Aventis	40	2,631
Schneider Electric S.A.	20	1,070
Technip-Coflexip	10	801
Total S.A.	40	1,765
Vinci	120	5,147
		20,854
Germany – 17.2%		
Allianz AG, Registered Shares	10	937
Bayer AG	50	2,759
Deutsche Bank AG	30	1,040
DEUTZ AG	350	1,938
DEUTZ AG (A)	162	894
Dialog Semiconductor plc (B)	250	4,232
Fresenius SE & Co. KGaA	15	1,333
Linde AG	40	5,353
MorphoSys AG (B)	70	1,785
NORMA Group AG (A)(B)	125	2,058
Porsche Automobil Holding SE	30	1,429
Siemens AG	45	4,063
TOM TAILOR Holding AG (B)	50	754
Wirecard AG	300	4,590
		33,165
Ireland – 1.5%		
Paddy Power plc	56	2,897
Italy – 4.0%		
DiaSorin S.p.A.	31	1,139
ENEL S.p.A.	400	1,766
Saipem S.p.A.	100	3,510
YOOX S.p.A. (B)	100	1,282
		7,697
Luxembourg – 1.6%		
Acergy S.A.	163	3,098
Netherlands – 2.6%		
ING Groep N.V., Certicaaten Van Aandelen (B)	500	3,527
Unilever N.V., Certicaaten Van Aandelen	50	1,583
		5,110
Norway – 1.7%		
StatoilHydro ASA	151	3,233
Portugal – 2.1%		
Galp Energia, SGPS, S.A., Class B	220	4,018
Russia – 1.1%		
Sberbank (Savings Bank of the Russian Federation)	1,000	2,163
Spain – 0.5%		
Tecnicas Reunidas, S.A.	30	957

COMMON STOCKS (Continued)	Shares	Value
Sweden – 0.5%		
Tele2 AB	50	$ 906
Switzerland – 7.3%		
ARYZTA AG	66	2,796
BELIMO Holding AG, Registered Shares	1	1,209
Nestle S.A., Registered Shares	130	7,157
Syngenta AG	5	1,299
TEMENOS Group AG (B)	125	1,688
		14,149
United Kingdom – 26.6%		
Aggreko plc	78	1,950
Aurora Russia Limited (B)	1,557	871
Autonomy Corporation plc (B)	100	3,957
Barclays plc	546	1,340
BG Group plc	220	4,211
Britvic plc	350	1,707
Capita Group plc (The)	250	2,738
Compass Group plc	300	2,420
GlaxoSmithKline plc	170	3,508
HSBC Holdings plc	555	4,250
Imperial Tobacco Group plc	180	6,076
Prudential plc	300	2,576
Rio Tinto plc	85	3,769
Standard Chartered plc	50	998
Vodafone Group plc	2,300	5,928
Weir Group plc (The)	80	1,911
Xstrata plc	250	3,157
		51,367
TOTAL COMMON STOCKS – 78.5%		**$151,587**
(Cost: $155,176)		

PREFERRED STOCKS		
Germany – 3.8%		
Volkswagen AG	5	660
Volkswagen AG (A)	50	6,598
TOTAL PREFERRED STOCKS – 3.8%		**$ 7,258**
(Cost: $5,137)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 10.7%		
Corporacion Andina de Fomento, 0.170%, 10–26–11 (C)	$5,000	4,999
John Deere Credit Limited (GTD by John Deere Capital Corporation), 0.100%, 10–7–11 (C)	7,000	7,000
Prudential Funding LLC, 0.080%, 10–3–11 (C)	8,749	8,749
		20,748
Master Note – 2.1%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (D)	4,027	4,027

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 4.1%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.120%, 10–3–11 (D)	$3,571	$ 3,571
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.120%, 10–7–11 (D)	4,300	4,300
		7,871
TOTAL SHORT-TERM SECURITIES – 16.9%		**$ 32,646**
(Cost: $32,646)		
TOTAL INVESTMENT SECURITIES – 99.2%		**$191,491**
(Cost: $192,959)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		**1,634**
NET ASSETS – 100.0%		**$193,125**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	14,600	3–14–12	$403	$—

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $9,550 or 4.9% of net assets.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at September 30, 2011.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Financials	$871	$ 16,831	$ —
Other Sectors	—	133,885	—
Total Common Stocks	$871	$150,716	$ —
Preferred Stocks	—	7,258	—
Short-Term Securities	—	32,646	—
Total	$871	$190,620	$ —
Forward Foreign Currency Contracts	$ —	$ 403	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)

Industrials	12.4%	Financials	9.1%
Information Technology	11.4%	Materials	7.1%
Energy	11.2%	Health Care	6.8%
Consumer Staples	9.9%	Telecommunication Services	4.1%
Consumer Discretionary	9.4%	Utilities	0.9%
		Other+	17.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**94.5%**
Corporate Debt Securities	68.5%
United States Government and Government Agency Obligations	21.9%
Other Government Securities	4.1%
Cash and Cash Equivalents and Equities	**5.5%**

Certain U.S. government securities, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

Quality Weightings

Investment Grade	**62.6%**
AA	22.2%
A	9.1%
BBB	31.3%
Non-Investment Grade	**31.9%**
BB	17.6%
B	10.4%
Non-rated	3.9%
Cash and Cash Equivalents and Equities	**5.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Country Weightings

North America	**41.2%**
United States	36.0%
Other North America	5.2%
South America	**22.7%**
Brazil	10.5%
Columbia	4.0%
Argentina	3.9%
Other South America	4.3%
Europe	**14.2%**
Russia	7.4%
Other Europe	6.8%
Pacific Basin	**14.1%**
India	5.4%
Other Pacific Basin	8.7%
Other	**3.8%**
Cash and Cash Equivalents	**4.0%**

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	143/167	86
3 Year	121/132	91

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Global Bond Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Diversified Metals & Mining – 0.7%		
Southern Copper Corporation	70	$ 1,749
Oil & Gas Storage & Transportation – 0.3%		
Plains All American Pipeline, L.P.	10	596
Tobacco – 0.3%		
Altria Group, Inc.	23	610
Water Utilities – 0.2%		
Aguas Andinas S.A. (A)	1,051	554
TOTAL COMMON STOCKS – 1.5%		**$ 3,509**
(Cost: $3,747)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.3%		
Bombardier Inc., 7.500%, 3–15–18 (B)	$1,200	1,266
Embraer Overseas Limited, 6.375%, 1–24–17	1,700	1,828
		3,094
Agricultural Products – 2.0%		
CCL Finance Limited:		
9.500%, 8–15–14	1,650	1,839
9.500%, 8–15–14 (B)	500	558
Corporacion Pesquera Inca S.A.C., 9.000%, 2–10–17	1,700	1,700
Virgolino de Oliveira Finance Limited, 10.500%, 1–28–18 (B)	575	526
		4,623
Air Freight & Logistics – 0.2%		
FedEx Corporation, 7.375%, 1–15–14	500	566
Airlines – 1.0%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20 (B)	776	791
GOL Finance, 9.250%, 7–20–20	1,200	996
TAM Capital 2 Inc., 9.500%, 1–29–20	525	519
		2,306
Alternative Carriers – 0.3%		
PCCW-HKT Capital No. 2 Limited, 6.000%, 7–15–13	750	787
Asset Management & Custody Banks – 0.8%		
Bhira Investments Limited, 8.500%, 4–27–71	2,100	1,954
Automotive Retail – 0.7%		
TGI International Ltd., 9.500%, 10–3–17	1,600	1,712
Brewers – 0.7%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (C)	BRL450	244
Anheuser-Busch InBev Worldwide Inc., 3.000%, 10–15–12	$750	765

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Brewers (Continued)		
Miller Brewing Company, 5.500%, 8–15–13	$ 500	$ 537
		1,546
Broadcasting – 0.9%		
Globo Comunicacoe e Participacoes S.A., 6.250%, 12–20–49 (D)	2,050	2,086
Coal & Consumable Fuels – 1.5%		
Indo Energy Finance B.V., 7.000%, 5–7–18 (B)	1,800	1,601
Indo Integrated Energy II B.V., 9.750%, 11–5–16	550	534
PT Adaro Indonesia, 7.625%, 10–22–19	1,370	1,343
		3,478
Construction & Engineering – 0.7%		
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (B)	525	520
Odebrecht Finance Ltd.:		
7.500%, 10–18–17	500	520
7.500%, 10–18–17 (B)	500	520
		1,560
Construction Materials – 0.2%		
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20	365	354
Consumer Finance – 0.7%		
Banco BMG S.A., 9.150%, 1–15–16	990	960
SLM Corporation, 5.400%, 10–25–11	750	750
		1,710
Distillers & Vintners – 0.9%		
Central European Distribution Corporation, 9.125%, 12–1–16 (B)	2,000	1,440
Diageo Capital plc, 7.375%, 1–15–14	250	284
Diageo Finance B.V., 5.500%, 4–1–13	250	267
		1,991
Diversified Banks – 7.3%		
Banco Bradesco S.A., 4.125%, 5–16–16 (B)	1,850	1,840
Banco Cruzeiro do Sul S.A., 8.500%, 2–20–15 (B)	1,500	1,350
Banco de Credito del Peru, 4.750%, 3–16–16 (B)	2,300	2,219
Banco Industrial e Comercial S.A., 6.250%, 1–20–13 (B)	1,500	1,511
Banco Santander Brasil, S.A., 4.500%, 4–6–15 (B)	750	720
Banco Santander Chile, S.A.:		
5.375%, 12–9–14	250	262
3.750%, 9–22–15 (B)	1,450	1,445
3.750%, 9–22–15	300	299
Bancolombia S.A., 4.250%, 1–12–16 (B)	1,700	1,665

Ivy Global Bond Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
ICICI Bank Limited:		
5.750%, 1–12–12 (B)	$ 500	$ 503
5.750%, 1–12–12	250	251
6.625%, 10–3–12	250	256
4.750%, 11–25–16 (B)	1,250	1,196
SB Capital S.A.:		
5.930%, 11–14–11	500	500
5.499%, 7–7–15	550	542
Sberbank Rossii OAO, 6.480%, 5–15–13	1,000	1,038
State Bank of India, 4.500%, 10–23–14	1,000	1,024
VTB Capital S.A., 6.609%, 10–31–12	250	253
		16,874
Diversified Chemicals – 0.5%		
Dow Chemical Company (The), 7.600%, 5–15–14	1,000	1,136
Diversified Metals & Mining – 3.4%		
Anglo American Capital plc, 9.375%, 4–8–14	500	581
Glencore Funding LLC, 6.000%, 4–15–14 (B)	1,640	1,689
Raspadskaya Securities Limited, 7.500%, 5–22–12	1,400	1,387
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	750	887
Southern Peru Copper Corporation, 6.375%, 7–27–15 (B)	275	295
Suzano Trading Ltd, 5.875%, 1–23–21 (B)	1,400	1,257
Teck Cominco Limited, 7.000%, 9–15–12	500	524
Teck Resources Limited, 9.750%, 5–15–14	500	593
Vedanta Resources plc, 8.750%, 1–15–14	800	780
		7,993
Electric Utilities – 6.0%		
Allegheny Energy, Inc., 8.250%, 4–15–12 (B)	1,500	1,553
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A., 9.750%, 8–15–21 (B)	1,050	903
EEB International Ltd., 8.750%, 10–31–14	2,250	2,296
Empresa Distribuidora y Comercializadora Norte S.A., 9.750%, 10–25–22 (B)	955	802
ENEL Finance International S.A., 3.875%, 10–7–14 (B)	500	488
FirstEnergy Corp., 6.450%, 11–15–11	275	276
Majapahit Holding B.V., 7.750%, 10–17–16	1,200	1,332
Monongahela Power Company, 7.950%, 12–15–13 (B)	1,000	1,135
Oncor Electric Delivery Company LLC, 6.375%, 5–1–12	1,000	1,030
PPL Energy Supply, LLC:		
6.400%, 11–1–11	500	502
6.300%, 7–15–13	500	535
Rural Electrification Corporation Limited, 4.250%, 1–25–16	1,675	1,643

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
RusHydro Finance Limited, 7.875%, 10–28–15 (C)	RUB20,000	$ 571
Southern Power Company, 6.250%, 7–15–12	$500	520
Tata Electric Companies, 8.500%, 8–19–17	250	250
		13,836
Food Distributors – 1.3%		
Cargill, Inc., 6.375%, 6–1–12 (B)	1,000	1,038
Olam International Limited, 7.500%, 8–12–20	2,300	2,058
		3,096
Gas Utilities – 0.8%		
National Fuel Gas Company, 6.700%, 11–21–11	1,000	1,007
Transportadora de Gas del Sur S.A., 7.875%, 5–14–17	997	877
		1,884
Health Care Facilities – 0.1%		
HCA Inc., 6.750%, 7–15–13	300	305
Homebuilding – 1.6%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	2,470	2,396
URBI, Desarrollos Urbanos, S.A. de C.V., 8.500%, 4–19–16	1,000	1,000
		3,396
Household Appliances – 0.9%		
Controladora Mabe, S.A. de C.V., 6.500%, 12–15–15	2,150	2,193
Household Products – 0.3%		
Clorox Co., 5.450%, 10–15–12	700	730
Independent Power Producers & Energy Traders – 3.4%		
China Resources Power Holdings Company Limited, 3.750%, 8–3–15	2,500	2,404
Empresa Nacional de Electricidad S.A., 8.350%, 8–1–13	1,500	1,643
Listrindo Capital B.V.:		
9.250%, 1–29–15	2,050	2,012
9.250%, 1–29–15 (B)	650	638
TransAlta Corporation, 5.750%, 12–15–13	1,000	1,082
		7,779
Industrial Conglomerates – 1.0%		
Jaiprakash Associates Limited, Convertible, 0.000%, 9–12–12 (E)	1,900	2,247
Industrial Machinery – 0.1%		
Ingersoll-Rand Global Holding Company Limited, 6.000%, 8–15–13	250	270

Ivy Global Bond Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Oil & Gas – 1.2%		
Cenovus Energy Inc., 4.500%, 9–15–14	$500	$ 539
Empresa Nacional del Petroleo, 6.750%, 11–15–12 (B)	750	791
Gazprom International S.A., 7.201%, 2–1–20	704	739
Gazstream S.A., 5.625%, 7–22–13	246	247
Petro-Canada, 4.000%, 7–15–13	500	522
		2,838
Investment Banking & Brokerage – 0.5%		
Morgan Stanley, 0.500%, 2–11–16 (C)(F)	CNY7,600	1,059
IT Consulting & Other Services – 0.5%		
iGATE Corporation, 9.000%, 5–1–16 (B)	$1,200	1,116
Marine – 1.7%		
PB Issuer (No. 2) Limited, Convertible, 1.750%, 4–12–16	2,160	1,770
SCF Capital Limited:		
5.375%, 10–27–17	1,150	1,035
5.375%, 10–27–17 (B)	1,000	900
		3,705
Marine Ports & Services – 0.4%		
Novorossiysk Port Capital S.A., 7.000%, 5–17–12	1,000	1,000
Multi-Utilities – 2.6%		
Abu Dhabi National Energy Company PJSC:		
5.620%, 10–25–12	1,000	1,031
6.600%, 8–1–13	1,000	1,065
Aquila, Inc., 11.875%, 7–1–12 (F)	500	538
Black Hills Corporation:		
6.500%, 5–15–13	1,500	1,600
9.000%, 5–15–14	1,400	1,613
Veolia Environment, 5.250%, 6–3–13	250	263
		6,110
Office Electronics – 0.1%		
Xerox Corporation, 5.500%, 5–15–12	250	257
Oil & Gas Drilling – 2.8%		
Lancer Finance Company (SPV) Limited, 5.850%, 12–12–16 (B)	1,075	1,054
Noble Group Limited:		
8.500%, 5–30–13	1,300	1,339
4.875%, 8–5–15	1,400	1,288
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (B)	1,700	1,529
5.250%, 7–30–18	350	315
Weatherford International, Inc., 5.950%, 6–15–12	1,000	1,029
		6,554

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services – 1.0%		
Petroleum Geo-Services ASA, Convertible, 2.700%, 12–3–12	$2,400	$ 2,310
Oil & Gas Exploration & Production – 4.2%		
Anadarko Petroleum Corporation, 5.750%, 6–15–14	500	544
Essar Energy Investment Limited, Convertible, 4.250%, 2–1–16	3,700	2,345
Novatek Finance Limited, 5.326%, 2–3–16 (B)	2,200	2,151
Pacific Rubiales Energy Corp., 8.750%, 11–10–16 (B)	2,000	2,145
Pan American Energy LLC:		
7.750%, 2–9–12	275	275
7.875%, 5–7–21 (B)	1,000	1,001
7.875%, 5–7–21	500	501
Ras Laffan Liquefied Natural Gas Co. Ltd., 5.832%, 9–30–16	776	837
		9,799
Oil & Gas Storage & Transportation – 3.8%		
DCP Midstream, LLC, 9.700%, 12–1–13 (B)	500	573
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (C)	COP2,300,000	1,181
Energy Transfer Partners, L.P., 5.650%, 8–1–12	$1,000	1,031
Maritimes & Northeast Pipeline, L.L.C.:		
7.500%, 5–31–14	919	993
7.500%, 5–31–14 (B)	459	497
Midcontinent Express Pipeline LLC, 5.450%, 9–15–14	560	600
ONEOK Partners, L.P., 5.900%, 4–1–12	500	511
Sunoco Logistics Partners Operations L.P., 8.750%, 2–15–14	500	566
TransCapital Limited:		
7.700%, 8–7–13	500	531
5.670%, 3–5–14 (B)	1,700	1,708
Transneft, 6.103%, 6–27–12	500	511
		8,702
Packaged Foods & Meats – 2.6%		
BFF International Limited, 7.250%, 1–28–20 (B)	2,000	2,084
Bunge Limited Finance Corp., 5.350%, 4–15–14	925	977
Cadbury Schweppes US Finance LLC, 5.125%, 10–1–13 (B)	1,000	1,069
Cosan Finance Limited, 7.000%, 2–1–17	128	130
JBS Finance II Ltd., 8.250%, 1–29–18 (B)	1,300	1,072
JBS USA LLC and JBS USA Finance, Inc., 11.625%, 5–1–14	450	482
Kraft Foods Inc., 6.000%, 2–11–13	250	265
		6,079

Ivy Global Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Paper Products – 1.8%		
Fibria Overseas Finance Ltd.:		
7.500%, 5–4–20 (B)	$1,196	$ 1,124
6.750%, 3–3–21 (B)	160	143
International Paper Company,		
7.400%, 6–15–14	400	444
Inversiones CMPC S.A.,		
4.750%, 1–19–18 (B)	1,925	1,948
IRSA Inversiones y Representaciones S.A.,		
8.500%, 2–2–17	625	589
		4,248
Pharmaceuticals – 0.3%		
Novartis Capital Corporation,		
4.125%, 2–10–14	500	537
Precious Metals & Minerals – 0.4%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	850	871
Publishing – 0.2%		
Pearson Dollar Finance Two plc,		
5.500%, 5–6–13	350	372
Railroads – 0.7%		
Burlington Northern Santa Fe Corporation,		
5.900%, 7–1–12	300	310
Kansas City Southern Railway Company		
(The):		
13.000%, 12–15–13	250	286
8.000%, 6–1–15	975	1,038
		1,634
Restaurants – 0.2%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (B)	525	550
Soft Drinks – 0.1%		
PepsiAmericas, Inc.,		
5.750%, 7–31–12	200	209
Steel – 2.0%		
ArcelorMittal:		
5.375%, 6–1–13	855	873
9.000%, 2–15–15	500	550
Evraz Group S.A.,		
8.875%, 4–24–13	1,800	1,815
Steel Capital S.A.,		
6.250%, 7–26–16 (B)	1,500	1,301
		4,539
Tobacco – 0.2%		
B.A.T. International Finance plc,		
8.125%, 11–15–13	500	570
Trading Companies & Distributors – 0.5%		
CITIC Resources Finance (2007) Limited,		
6.750%, 5–15–14 (B)	700	623
CITIC Resources Holdings Limited:		
6.750%, 5–15–14	700	623
		1,246
Wireless Telecommunication		
Service – 2.1%		
America Movil, S.A.B. de C.V.:		
5.500%, 3–1–14	500	541
3.625%, 3–30–15	800	828

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication		
Service (Continued)		
Indosat Palapa Company B.V.,		
7.375%, 7–29–20 (B)	$250	$ 248
Mobile TeleSystems Finance S.A.,		
8.000%, 1–28–12	600	602
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (C)	RUB6,000	184
Open Joint Stock Company "Vimpel-Communications",		
8.375%, 10–22–11	$250	250
Vimpel-Communications,		
6.493%, 2–2–16 (B)	1,775	1,619
VIP Finance Ireland Limited,		
8.375%, 4–30–13	550	551
		4,823
TOTAL CORPORATE DEBT SECURITIES – 68.5%		$158,634
(Cost: $162,002)		
OTHER GOVERNMENT SECURITIES		
Argentina – 1.2%		
City of Buenos Aires,		
12.500%, 4–6–15	1,000	990
Compania Latinoamericana de Infraestructura & Servicios S.A.:		
9.750%, 5–10–12	410	398
9.500%, 12–15–16	815	725
Province of Buenos Aires (The),		
11.750%, 10–5–15	650	559
		2,672
Supranational – 1.4%		
Central American Bank for Economic Integration:		
4.875%, 1–15–12	500	504
4.875%, 1–15–12 (B)	500	504
5.375%, 9–24–14	1,000	1,073
Corporacion Andina de Fomento,		
6.875%, 3–15–12	1,000	1,021
		3,102
Venezuela – 1.5%		
Corporacion Andina de Fomento,		
3.750%, 1–15–16	3,625	3,671
TOTAL OTHER GOVERNMENT SECURITIES – 4.1%		$ 9,445
(Cost: $9,709)		
UNITED STATES GOVERNMENT		
AGENCY OBLIGATIONS		
Mortgage-Backed Obligations – 1.7%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates,		
4.000%, 5–15–24	321	343
Federal Home Loan Mortgage Corporation Agency REMIC/CMO,		
5.500%, 1–15–38 (G)	1,854	266
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates,		
4.000%, 11–15–36	327	343

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO:		
4.000%, 1–25–19	$ 269	$ 284
5.000%, 6–25–22 (G)	416	23
4.000%, 7–15–23 (G)	4,747	409
4.000%, 12–15–23 (G)	1,290	114
4.000%, 2–15–24 (G)	1,834	179
4.000%, 4–15–24 (G)	1,634	141
4.000%, 9–25–24	278	293
5.000%, 2–25–35	166	172
3.500%, 9–25–39	315	331
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 3–1–22	288	311
5.000%, 8–1–23	131	141
Government National Mortgage Association Agency REMIC/CMO,		
4.500%, 11–20–36 (G)	2,006	276
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
4.500%, 6–15–23	201	215

TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.7%		$ 3,841

(Cost: $4,593)

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 20.2%		
United States Treasury Bonds,		
3.750%, 8–15–41	2,400	2,805
United States Treasury Notes:		
1.125%, 12–15–11	10,000	10,022
0.625%, 7–31–12	1,850	1,857
1.375%, 2–15–13	15,000	15,234

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
0.750%, 8–15–13	$1,850	$ 1,866
1.750%, 7–31–15	1,980	2,064
2.375%, 7–31–17	1,980	2,116
3.500%, 5–15–20	1,980	2,270
2.625%, 11–15–20	4,500	4,819
2.125%, 8–15–21	3,500	3,568

TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 20.2%		$ 46,621

(Cost: $45,260)

SHORT-TERM SECURITIES		
Commercial Paper – 2.6%		
General Mills, Inc.,		
0.170%, 10–17–11 (H)	2,000	2,000
Straight-A Funding, LLC (GTD by Federal Financing Bank),		
0.130%, 10–18–11 (H)	4,000	4,000
		6,000
Master Note – 1.6%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (I)	3,656	3,656

TOTAL SHORT-TERM SECURITIES – 4.2%		$ 9,656

(Cost: $9,656)

TOTAL INVESTMENT SECURITIES – 100.2%		$231,706

(Cost: $234,967)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		(470)

NET ASSETS – 100.0%		$231,236

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Citibank, N.A.	29,800	3–11–13	$ —	$132
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	29,800	6–10–13	—	145
Buy	Chinese Yuan Renminbi	Goldman Sachs International	44,600	9–13–13	—	233
Buy	Chinese Yuan Renminbi	Citibank, N.A.	15,300	9–23–13	—	47
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	15,300	9–26–13	—	17
Sell	Euro	Deutsche Bank AG	6,520	8–22–12	166	—
Sell	Japanese Yen	Deutsche Bank AG	548,300	2–10–12	—	288
					$166	$862

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $55,219 or 23.9% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CNY – Chinese Yuan Renminbi, COP – Columbian Peso and RUB – Russian Ruble).

(D) This security currently pays the stated rate but this rate will increase in the future.

(E) Zero coupon bond.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011.

(G) Interest Only Security. Amount shown as principal represents notional amount for computation of interest.

(H) Rate shown is the yield to maturity at September 30, 2011.

(I) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,509	$ —	$ —
Corporate Debt Securities	—	156,521	2,113
Other Government Securities	—	8,322	1,123
United States Government Agency Obligations	—	3,841	—
United States Government Obligations	—	46,621	—
Short-Term Securities	—	9,656	—
Total	$3,509	$224,961	$3,236
Forward Foreign Currency Contracts	$ —	$ 166	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 862	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Other Government Securities
Beginning Balance 4–1–11	$3,101	$1,200
Net realized gain (loss)	(33)	—
Net unrealized appreciation (depreciation)	(119)	(77)
Purchases	—	—
Sales	(836)	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 9–30–11	$2,113	$1,123
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–11	$ (145)	$ (77)

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification			
(as a % of net assets)		Canada	2.1%
		United Kingdom	1.8%
United States	36.0%	Norway	1.7%
Brazil	10.5%	Luxembourg	1.6%
Russia	7.4%	China	1.5%
India	5.4%	Venezuela	1.5%
Columbia	4.0%	Supranational	1.4%
Argentina	3.9%	Hong Kong	1.2%
Indonesia	3.2%	Panama	1.1%
Mexico	3.1%	Other Countries	3.7%
Chile	2.8%	Other+	4.0%
Singapore	2.1%		

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy High Income Fund

Asset Allocation

Bonds	**91.7%**
Corporate Debt Securities	69.8%
Senior Loans	19.7%
Municipal Bonds – Taxable	2.2%
Cash and Cash Equivalents and Equities	**8.3%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	7/495	2
3 Year	25/427	6
5 Year	3/350	1
10 Year	32/232	14

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**3.5%**
A	1.0%
BBB	2.5%
Non-Investment Grade	**88.2%**
BB	14.8%
B	46.9%
CCC	26.2%
Non-rated	0.3%
Cash and Cash Equivalents and Equities	**8.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy High Income Fund (in thousands)

COMMON STOCKS – 0.0%	Shares	Value
Building Products		
Nortek, Inc. (A)	14	$ 319
(Cost: $ –)		

PREFERRED STOCKS – 0.4%		
Consumer Finance		
GMAC Inc., 7% Preferred (B)	13	$ 8,691
(Cost: $12,066)		

WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC	13	1,612
Apparel Retail – 0.1%		
St. John Knits International, Incorporated	48	1,509
TOTAL WARRANTS – 0.1%		$ 3,121
(Cost: $798)		

CORPORATE DEBT SECURITIES	Principal	Value
Advertising – 0.2%		
Checkout Holding Corp., 0.000%, 11–15–15 (B)(C)	$ 3,409	1,858
National CineMedia, Inc., 7.875%, 7–15–21	2,745	2,717
		4,575
Aerospace & Defense – 2.5%		
Acquisition Co., 10.000%, 6–1–17	7,510	7,472
Ducommun Incorporated, 9.750%, 7–15–18 (B)	4,491	4,491
Kratos Defense & Security Solutions, Inc., 10.000%, 6–1–17 (B)	3,610	3,592
Sequa Corporation:		
11.750%, 12–1–15 (B)	18,059	18,962
13.500%, 12–1–15 (B)	21,450	22,738
		57,255
Agricultural Products – 2.2%		
American Seafoods Group LLC, 10.750%, 5–15–16 (B)	11,655	11,305
ASG Consolidated LLC, 15.000%, 5–15–17 (B)(D)	14,853	13,491
Darling International Inc., 8.500%, 12–15–18	25,024	26,964
		51,760
Alternative Carriers – 1.3%		
Level 3 Communications, Inc.:		
11.875%, 2–1–19 (B)	9,192	8,732
8.125%, 7–1–19 (B)	17,767	15,702
PAETEC Escrow Corporation, 9.875%, 12–1–18	4,880	5,112
		29,546
Apparel Retail – 0.7%		
Burlington Coat Factory Investments Holdings, Inc., 10.000%, 2–15–19 (B)	975	829
J.Crew Group, Inc., 8.125%, 3–1–19	18,190	15,234
		16,063

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Asset Management & Custody Banks – 0.4%		
Nexeo Solutions, LLC, 8.375%, 3–1–18 (B)	$ 8,905	$ 8,794
Auto Parts & Equipment – 0.8%		
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp., 7.750%, 1–15–16	13,541	13,524
J.B. Poindexter & Co., Inc., 8.750%, 3–15–14	6,058	5,907
		19,431
Automotive Manufacturers – 0.3%		
Chrysler Group LLC and CG:		
8.000%, 6–15–19 (B)	4,000	3,120
8.250%, 6–15–21 (B)	6,286	4,840
		7,960
Automotive Retail – 1.7%		
Asbury Automotive Group, Inc.:		
7.625%, 3–15–17	4,755	4,541
8.375%, 11–15–20	24,546	23,686
Sonic Automotive, Inc., 9.000%, 3–15–18	11,430	11,459
		39,686
Broadcasting – 1.3%		
Cumulus Media Inc., 7.750%, 5–1–19 (B)	21,282	17,930
LBI Media Holdings, Inc., 9.250%, 4–15–19 (B)	3,900	3,218
Univision Communications Inc., 8.500%, 5–15–21 (B)	12,689	9,897
		31,045
Building Products – 0.9%		
Building Materials Corporation of America, 6.750%, 5–1–21 (B)	2,715	2,579
Masonite International Corporation, 8.250%, 4–15–21 (B)	3,473	3,134
Nortek, Inc., 8.500%, 4–15–21 (B)	4,735	3,812
Ply Gem Holdings, Inc., 8.250%, 2–15–18	13,357	10,887
		20,412
Cable & Satellite – 0.1%		
Dish DBS Corporation, 6.750%, 6–1–21 (B)	2,190	2,091
Casinos & Gaming – 1.3%		
Inn of the Mountain Gods Resort and Casino, 1.250%, 11–30–20	1,017	562
MGM MIRAGE, 6.875%, 4–1–16	5,224	4,440
ROC Finance LLC and ROC Finance 1 Corp., 12.125%, 9–1–18 (B)	14,627	14,774
Scientific Games Corporation:		
8.125%, 9–15–18	975	958
9.250%, 6–15–19	8,725	8,790
		29,524
Communications Equipment – 1.0%		
Brightstar Corporation, 9.500%, 12–1–16 (B)	22,205	22,649

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction & Farm Machinery & Heavy Trucks – 0.0%		
Greenbrier Companies, Inc., (The), Convertible,		
3.500%, 4–1–18 (B)	$ 1,585	$ 1,131
Construction Materials – 1.3%		
Headwaters Incorporated,		
7.625%, 4–1–19	12,470	9,540
Headwaters Incorporated, Convertible:		
2.500%, 2–1–14	7,250	5,773
14.750%, 2–1–14 (B)	4,110	4,305
Hillman Group, Inc. (The):		
10.875%, 6–1–18	8,615	8,529
10.875%, 6–1–18 (B)	3,162	3,130
		31,277
Consumer Finance – 3.5%		
Bankrate, Inc.,		
11.750%, 7–15–15	15,903	17,811
Credit Acceptance Corporation:		
9.125%, 2–1–17	5,360	5,280
9.125%, 2–1–17 (B)	2,085	2,049
Speedy Cash Intermediate Holdings Corp.,		
10.750%, 5–15–18 (B)	13,480	13,581
TMX Finance LLC and TitleMax Finance Corporation:		
13.250%, 7–15–15	19,770	21,254
13.250%, 7–15–15 (B)	10,432	11,214
WM Holdings Finance Corp.:		
11.500%, 10–1–18 (B)	8,360	7,691
13.750%, 10–1–19 (B)	4,877	4,462
		83,342
Data Processing & Outsourced Services – 0.4%		
CoreLogic, Inc.,		
7.250%, 6–1–21 (B)	10,323	9,265
Diversified Chemicals – 1.3%		
Kinove German Bondco GmbH:		
9.625%, 6–15–18 (B)	5,990	5,421
10.000%, 6–15–18 (B)(E)	EUR13,202	15,123
Styrolution Group GmbH,		
7.625%, 5–15–16 (B)(E)	9,400	9,130
		29,674
Diversified Metals & Mining – 1.0%		
Compass Minerals International, Inc.,		
8.000%, 6–1–19	$ 3,850	4,023
Quadra FNX Mining Ltd.,		
7.750%, 6–15–19 (B)	5,544	5,364
Taseko Mines Limited,		
7.750%, 4–15–19	15,941	14,825
		24,212
Diversified Support Services – 0.3%		
ARAMARK Holdings Corporation,		
8.625%, 5–1–16 (B)	3,975	3,915
SITEL, LLC and SITEL Finance Corp.,		
11.500%, 4–1–18	3,644	2,879
		6,794
Education Services – 6.6%		
Laureate Education, Inc.:		
10.000%, 8–15–15 (B)	49,369	48,382
10.250%, 8–15–15 (B)	25,908	25,519

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Education Services (Continued)		
11.750%, 8–15–17 (B)	$77,079	$ 79,007
		152,908
Electronic Equipment & Instruments – 3.3%		
CDW Escrow Corporation,		
8.500%, 4–1–19 (B)	46,390	40,822
CDW LLC and CDW Finance Corporation:		
11.000%, 10–12–15	1,089	1,086
11.500%, 10–12–15	354	353
12.535%, 10–12–17	32,000	30,560
8.000%, 12–15–18 (B)	2,925	2,867
		75,688
Electronic Manufacturing Services – 0.7%		
Jabil Circuit, Inc.:		
7.750%, 7–15–16	6,860	7,563
8.250%, 3–15–18	4,070	4,609
KEMET Corporation,		
10.500%, 5–1–18	4,400	4,620
		16,792
Food Distributors – 0.2%		
U.S. Foodservice, Inc.,		
8.500%, 6–30–19 (B)	5,142	4,641
Food Retail – 0.2%		
Beverages & More, Inc.,		
9.625%, 10–1–14 (B)	4,875	4,838
Health Care Facilities – 1.4%		
HCA Inc.,		
8.000%, 10–1–18	8,820	8,611
Tenet Healthcare Corporation,		
6.875%, 11–15–31	34,933	26,548
		35,159
Health Care Services – 0.7%		
Air Medical Group Holdings Inc.,		
9.250%, 11–1–18 (B)	3,536	3,536
MedImpact Holdings, Inc.,		
10.500%, 2–1–18 (B)	9,850	9,186
OnCure Holdings, Inc.,		
11.750%, 5–15–17	3,370	2,982
		15,704
Health Care Supplies – 1.2%		
IVD Acquisition Corporation,		
11.125%, 8–15–19 (B)	28,095	27,322
Health Care Technology – 1.4%		
MedAssets, Inc.,		
8.000%, 11–15–18 (B)	33,836	32,229
Home Furnishings – 0.3%		
Empire Today, LLC and Empire Today Finance Corp.,		
11.375%, 2–1–17 (B)	3,039	2,781
Simmons Bedding Company,		
11.250%, 7–15–15 (B)	4,200	4,331
		7,112
Homefurnishing Retail – 0.1%		
DirectBuy Holdings, Inc.,		
12.000%, 2–1–17 (B)	5,847	1,842

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Household Products – 1.2%		
Reynolds Group Holdings Limited:		
9.000%, 4–15–19 (B)	$21,200	$ 18,020
7.875%, 8–15–19 (B)	9,639	9,302
		27,322
Independent Power Producers & Energy Traders – 1.2%		
Calpine Construction Finance Company, L.P., 8.000%, 6–1–16 (B)	4,600	4,715
NRG Energy, Inc., 7.625%, 5–15–19 (B)	24,650	22,432
Texas Competitive Electric Holdings Company, LLC and TCEH Finance, Inc., 11.500%, 10–1–20 (B)	2,150	1,720
		28,867
Industrial Conglomerates – 0.1%		
Pinafore, LLC and Pinafore, Inc., 9.000%, 10–1–18 (B)	1,572	1,611
Industrial Machinery – 0.2%		
Tempel Steel Company, 12.000%, 8–15–16 (B)	5,597	5,261
Internet Software & Services – 0.4%		
Equinix, Inc.:		
8.125%, 3–1–18	3,225	3,394
7.000%, 7–15–21	6,610	6,586
		9,980
Investment Banking & Brokerage – 2.6%		
E*TRADE Financial Corporation:		
6.750%, 6–1–16	18,500	18,454
12.500%, 11–30–17	26,711	30,116
GFI Group Inc., 8.375%, 7–19–18 (B)	15,012	13,961
		62,531
IT Consulting & Other Services – 3.1%		
Element Merger Sub, Inc., 8.625%, 5–1–19 (B)	16,524	14,954
iGATE Corporation, 9.000%, 5–1–16 (B)	39,950	37,153
SRA International, Inc. and Sterling Merger, Inc., 11.000%, 10–1–19 (B)	19,225	18,264
SunGard Data Systems Inc., 10.250%, 8–15–15	1,000	1,010
		71,381
Leisure Facilities – 0.8%		
Palace Entertainment Holdings, LLC, 8.875%, 4–15–17 (B)	20,430	18,693
Leisure Products – 0.7%		
Yonkers Racing Corporation, 11.375%, 7–15–16 (B)	15,514	15,824
Life & Health Insurance – 0.6%		
CNO Financial Group, Inc., 9.000%, 1–15–18 (B)	7,315	7,571
ILFC E-Capital Trust I, 4.770%, 12–21–65 (B)(F)	7,300	5,075
Phoenix Life Insurance Company, 7.150%, 12–15–34 (B)	975	507
		13,153

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers – 0.3%		
Pretium Packaging, L.L.C. and Pretium Finance, Inc., 11.500%, 4–1–16 (B)	$ 7,250	$ 7,105
Movies & Entertainment – 0.6%		
AMC Entertainment Holdings, Inc., 9.750%, 12–1–20	7,808	7,066
AMC Networks Inc., 7.750%, 7–15–21 (B)	3,290	3,372
MU Finance plc, 8.375%, 2–1–17 (B)	3,900	4,076
		14,514
Multi-Line Insurance – 0.7%		
American International Group, Inc., 8.175%, 5–15–58	17,550	15,488
Office Services & Supplies – 0.4%		
American Reprographics Company, 10.500%, 12–15–16	10,250	9,225
Oil & Gas Drilling – 0.7%		
RDS Ultra-Deepwater Ltd, 11.875%, 3–15–17 (B)	15,618	16,360
Oil & Gas Equipment & Services – 0.4%		
Forbes Energy Services Ltd., 9.000%, 6–15–19 (B)	2,925	2,706
Global Geophysical Services, Inc., 10.500%, 5–1–17	6,450	6,256
		8,962
Oil & Gas Exploration & Production – 0.1%		
Bill Barrett Corporation, 7.625%, 10–1–19	1,960	1,926
Oil & Gas Refining & Marketing – 1.9%		
Energy Partners Ltd., 8.250%, 2–15–18	12,043	11,080
Offshore Group Investment Limited:		
11.500%, 8–1–15	25,352	26,112
11.500%, 8–1–15 (B)	5,975	6,154
Western Refining, Inc., 10.750%, 6–15–14 (B)(F)	1,812	1,898
		45,244
Other Diversified Financial Services – 0.6%		
Bank of America Corporation:		
8.000%, 12–29–49 (F)	10,945	9,304
8.125%, 12–29–49 (F)	5,375	4,570
		13,874
Packaged Foods & Meats – 1.5%		
Bumble Bee Foods, LLC:		
9.000%, 12–15–17 (B)	22,151	20,822
9.625%, 3–15–18 (B)	15,125	12,138
FAGE Dairy Industry S.A. and FAGE USA Dairy Industry, Inc., 9.875%, 2–1–20 (B)	2,730	2,443
		35,403
Paper Packaging – 1.5%		
Sealed Air Corporation:		
8.125%, 9–15–19 (B)	18,528	18,713
8.375%, 9–15–21 (B)	15,106	15,257
		33,970

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 1.0%		
Capsugel FinanceCo S.C.A.,		
9.875%, 8–1–19 (B)(E)	EUR18,575	$ 23,144
Publishing – 0.1%		
Cambium Learning Group, Inc.,		
9.750%, 2–15–17	$ 2,425	2,316
Regional Banks – 0.8%		
CIT Group, Inc.:		
7.000%, 5–1–16	8,600	8,342
7.000%, 5–2–17 (B)	9,625	9,336
		17,678
Restaurants – 3.1%		
CKE Holdings, Inc.,		
10.500%, 3–14–16 (B)(D)	7,237	6,299
CKE Restaurants, Inc.,		
11.375%, 7–15–18	18,992	19,752
Dave & Buster's, Inc.,		
0.000%, 2–15–16 (B)(C)	25,855	14,350
DineEquity, Inc.,		
9.500%, 10–30–18	27,622	27,415
NPC International, Inc.,		
9.500%, 5–1–14	3,920	3,851
		71,667
Retail Stores – 0.1%		
Neiman Marcus Group, Inc. (The),		
10.375%, 10–15–15	1,425	1,439
Security & Alarm Services – 0.1%		
DynCorp International Inc.,		
10.375%, 7–1–17	3,197	2,789
Semiconductor Equipment – 0.2%		
MEMC Electronic Materials, Inc.,		
7.750%, 4–1–19 (B)	4,900	4,190
Semiconductors – 1.8%		
Freescale Semiconductor, Inc.:		
10.125%, 3–15–18 (B)	3,453	3,591
8.050%, 2–1–20	27,622	24,998
10.750%, 8–1–20	10,317	10,317
Micron Technology, Inc., Convertible:		
1.500%, 8–1–31 (B)	2,233	1,717
1.875%, 8–1–31 (B)	1,396	1,068
		41,691
Specialized Consumer Services – 0.7%		
B-Corp Merger Sub, Inc.,		
8.250%, 6–1–19 (B)	17,247	15,522
Specialized Finance – 0.4%		
International Lease Finance Corporation,		
6.250%, 5–15–19	10,881	9,468
Specialized REITs – 1.2%		
CNL Lifestyles Properties, Inc.,		
7.250%, 4–15–19	32,109	27,614
Systems Software – 1.0%		
Atlantis Merger Sub, Inc. and SoftBrands, Inc.,		
11.500%, 7–15–18 (B)	26,153	23,276

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Thrifts & Mortgage Finance – 0.4%		
Provident Funding Associates, L.P. and PFG Finance Corp.,		
10.125%, 2–15–19 (B)	$10,427	$ 9,019
Trucking – 0.1%		
AE Escrow Corporation,		
9.750%, 3–15–20 (B)	1,958	1,880
Wireless Telecommunication Service – 0.6%		
Digicel Group Limited,		
8.250%, 9–1–17 (B)	2,716	2,553
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (B)	14,200	12,070
		14,623
TOTAL CORPORATE DEBT SECURITIES – 69.8%		**$1,623,731**
(Cost: $1,715,710)		
MUNICIPAL BONDS – TAXABLE		
Arizona – 0.4%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B,		
0.975%, 1–1–37 (F)	14,625	9,402
New Jersey – 1.5%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999:		
6.250%, 9–15–19	25,275	24,918
6.400%, 9–15–23	11,865	11,670
		36,588
New York – 0.3%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009,		
11.000%, 3–1–29 (B)	5,000	6,108
TOTAL MUNICIPAL BONDS – TAXABLE – 2.2%		$ 52,098
(Cost: $49,381)		
SENIOR LOANS		
Advertising – 0.2%		
Oriental Trading Company, Inc.,		
7.000%, 1–10–17 (F)	6,054	5,676
Aerospace & Defense – 0.3%		
Sequa Corporation,		
0.000%, 12–3–14 (C)(F)	7,000	6,577
Agricultural Products – 0.7%		
WM. Bolthouse Farms, Inc.,		
7.500%, 7–25–16 (F)	16,000	15,633
Apparel Retail – 1.0%		
St. John Knits International, Incorporated,		
13.000%, 3–3–15 (F)	24,868	23,873
Application Software – 2.0%		
Blackboard, Inc.,		
7.500%, 6–30–18 (F)	42,500	39,418
Lawson Software, Inc.,		
6.750%, 7–5–17 (F)	7,000	6,615
		46,033

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

SENIOR LOANS (Continued)	Principal	Value
Broadcasting – 1.7%		
Cumulus Media Holdings, Inc., 7.500%, 1–22–19 (F)	$ 3,000	$ 2,828
High Plains Broadcasting Operating Company, LLC, 9.000%, 9–14–16 (F)	7,376	7,233
Newport Television LLC, 9.125%, 9–14–16 (F)	27,056	26,527
Univision Communications Inc., 2.239%, 9–29–14 (F)	3,000	2,723
		39,311
Building Products – 1.6%		
Goodman Global, Inc., 9.000%, 10–6–17 (F)	37,000	37,019
Casinos & Gaming – 0.3%		
Revel AC, Inc., 9.000%, 1–24–17 (F)	7,615	6,270
Communications Equipment – 0.7%		
Mitel Networks Corporation, 7.303%, 8–15–15 (F)	17,259	15,620
Construction Materials – 0.2%		
Brock Holdings III, Inc., 10.000%, 3–16–18 (F)	5,000	4,513
Diversified Support Services – 2.4%		
Advantage Sales & Marketing, Inc., 9.250%, 5–29–18 (F)	35,494	33,985
N.E.W. Holdings I, LLC, 9.500%, 3–5–17 (F)	20,975	20,477
		54,462
Education Services – 0.4%		
Laureate Education, Inc., 5.250%, 6–18–18 (F)	9,807	8,998
Environmental & Facilities Services – 0.2%		
K2 Pure Solutions Nocal, L.P., 10.000%, 7–20–15 (F)	5,860	5,567
Food Distributors – 0.3%		
Fairway Group Acquisition Company, 7.500%, 2–11–17 (F)	4,642	4,371
U.S. Foodservice, Inc.:		
2.730%, 7–3–14 (F)	793	722
2.740%, 7–3–14 (F)	2,342	2,133
		7,226
Health Care Equipment – 0.6%		
Immucor, Inc., 7.250%, 7–2–18 (F)	15,000	14,756
Health Care Facilities – 0.2%		
National Surgical Hospitals, Inc.:		
8.250%, 1–4–17 (F)	4,236	4,046
0.000%, 2–3–17 (C)(F)	743	709
		4,755
Home Furnishings – 0.6%		
Spring Windows Fashions, LLC, 11.250%, 4–27–18 (F)	15,000	14,250
Hypermarkets & Super Centers – 0.3%		
Roundy's Supermarkets, Inc., 10.000%, 4–5–16 (F)	$ 8,300	$ 8,106
Independent Power Producers & Energy Traders – 0.2%		
Texas Competitive Electric Holdings Company, LLC:		
4.726%, 10–10–17 (F)	2,865	1,907
4.772%, 10–10–17 (F)	3,048	2,028
		3,935
Internet Software & Services – 0.8%		
Nextag, Inc., 7.000%, 12–29–17 (F)	20,337	18,812
IT Consulting & Other Services – 1.6%		
Eagle Parent, Inc., 5.000%, 5–16–18 (F)	1,995	1,859
Presidio, Inc., 7.250%, 3–31–17 (F)	29,925	28,877
SRA International, Inc., 6.500%, 7–15–18 (F)	7,000	6,452
		37,188
Leisure Products – 2.6%		
Guitar Center, Inc., 5.620%, 4–9–17 (F)	8,000	7,020
Provo Craft & Novelty, Inc., 9.250%, 12–31–49 (F)	10,096	4,291
SRAM, LLC, 8.500%, 11–12–18 (F)	48,000	47,279
Visant Corporation, 5.250%, 12–31–16 (F)	1,960	1,785
		60,375
Specialty Stores – 0.8%		
Vision Holding Corp., 12.000%, 11–23–16 (F)	18,950	18,476
TOTAL SENIOR LOANS – 19.7%		**$ 457,431**
(Cost: $467,828)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 9.0%		
Avon Capital Corp. (GTD by Avon Products, Inc.), 0.260%, 10–6–11 (G)	14,000	14,000
Baxter International Inc., 0.110%, 10–6–11 (G)	8,000	8,000
Bemis Company, Inc.:		
0.340%, 10–4–11 (G)	12,000	12,000
0.300%, 10–11–11 (G)	5,746	5,745
0.340%, 10–13–11 (G)	5,000	4,999
Clorox Co.:		
0.310%, 10–3–11 (G)	6,000	6,000
0.340%, 10–6–11 (G)	12,000	11,999
0.320%, 10–14–11 (G)	10,000	9,999
Diageo Capital plc (GTD by Diageo plc):		
0.380%, 10–6–11 (G)	11,000	10,999
0.400%, 10–21–11 (G)	14,000	13,997
General Mills, Inc.:		
0.170%, 10–17–11 (G)	10,000	9,999
0.170%, 10–18–11 (G)	5,000	5,000

Ivy High Income Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Harley-Davidson Funding Corp.:		
0.340%, 10–5–11 (G)	$ 5,000	$ 5,000
0.320%, 10–13–11 (G)	10,000	9,999
0.350%, 10–19–11 (G)	12,500	12,498
0.320%, 10–20–11 (G)	10,000	9,998
Heinz (H.J.) Co.,		
0.330%, 10–17–11 (G)	5,000	4,999
Heinz (H.J.) Finance Co. (GTD by Heinz (H.J.) Co.),		
0.290%, 10–25–11 (G)	12,060	12,058
Kroger Co. (The),		
0.300%, 10–3–11 (G)	5,560	5,560
Mattel Inc.:		
0.310%, 10–17–11 (G)	5,000	4,999
0.320%, 10–24–11 (G)	10,000	9,998
Sara Lee Corporation,		
0.280%, 10–18–11 (G)	5,000	4,999
Verizon Communications Inc.:		
0.270%, 10–19–11 (G)	12,000	11,998
0.280%, 11–3–11 (G)	5,000	4,999
		209,842

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (H)	$ 346	$ 346
Municipal Obligations – Taxable – 0.2%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America, N.A.),		
0.210%, 10–3–11 (H)	3,125	3,125
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (GTD by JPMorgan Chase & Co.),		
0.130%, 10–3–11 (H)	500	500
		3,625
TOTAL SHORT-TERM SECURITIES – 9.2%		**$ 213,813**
(Cost: $213,813)		
TOTAL INVESTMENT SECURITIES – 101.4%		**$2,359,204**
(Cost: $2,459,596)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.4%)		**(33,198)**
NET ASSETS – 100.0%		**$2,326,006**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	720	11–15–11	$ 72	$—
Sell	Euro	Deutsche Bank AG	677	12–15–11	53	—
Sell	Euro	Deutsche Bank AG	932	2–1–12	85	—
Sell	Euro	Morgan Stanley International	720	5–15–12	66	—
Sell	Euro	Deutsche Bank AG	677	6–15–12	48	—
Sell	Euro	Deutsche Bank AG	932	8–1–12	77	—
Sell	Euro	Morgan Stanley International	720	11–15–12	59	—
Sell	Euro	Deutsche Bank AG	677	12–17–12	42	—
Sell	Euro	Deutsche Bank AG	931	2–1–13	71	—
Sell	Euro	Morgan Stanley International	720	5–15–13	55	—
Sell	Euro	Deutsche Bank AG	677	6–17–13	39	—
Sell	Euro	Deutsche Bank AG	931	8–1–13	67	—
Sell	Euro	Morgan Stanley International	720	11–15–13	52	—
Sell	Euro	Deutsche Bank AG	677	12–16–13	37	—
Sell	Euro	Deutsche Bank AG	932	2–3–14	63	—
Sell	Euro	Morgan Stanley International	720	5–15–14	49	—
Sell	Euro	Deutsche Bank AG	677	6–16–14	36	—
Sell	Euro	Deutsche Bank AG	932	8–1–14	62	—
Sell	Euro	Morgan Stanley International	720	11–14–14	49	—
Sell	Euro	Deutsche Bank AG	677	12–15–14	36	—
Sell	Euro	Deutsche Bank AG	931	2–2–15	61	—
Sell	Euro	Morgan Stanley International	10,164	5–15–15	696	—
Sell	Euro	Deutsche Bank AG	677	6–15–15	36	—
Sell	Euro	Deutsche Bank AG	932	8–3–15	60	—
Sell	Euro	Deutsche Bank AG	677	12–15–15	38	—
Sell	Euro	Deutsche Bank AG	931	2–1–16	62	—
Sell	Euro	Deutsche Bank AG	677	6–15–16	41	—
Sell	Euro	Deutsche Bank AG	931	8–1–16	65	—
Sell	Euro	Deutsche Bank AG	677	12–15–16	44	—
Sell	Euro	Deutsche Bank AG	931	2–1–17	68	—
Sell	Euro	Deutsche Bank AG	677	6–15–17	47	—
Sell	Euro	Deutsche Bank AG	932	8–1–17	72	—
Sell	Euro	Deutsche Bank AG	677	12–15–17	50	—
Sell	Euro	Deutsche Bank AG	932	2–1–18	76	—
Sell	Euro	Deutsche Bank AG	14,187	6–15–18	1,120	—

Ivy High Income Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Deutsche Bank AG	932	8–1–18	$ 80	$ —
Sell	Euro	Deutsche Bank AG	932	2–1–19	83	—
Sell	Euro	Deutsche Bank AG	19,796	8–1–19	1,808	—
					$5,625	$ —

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $1,030,543 or 44.3% of net assets.

(C)Zero coupon bond.

(D)Payment-in-kind bonds.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011.

(G)Rate shown is the yield to maturity at September 30, 2011.

(H)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$319	$ —	$ —
Preferred Stocks	—	8,691	—
Warrants	—	—	3,121
Corporate Debt Securities	—	1,612,563	11,168
Municipal Bonds	—	52,098	—
Senior Loans	—	314,354	143,077
Short-Term Securities	—	213,813	—
Total	$319	$2,201,519	$157,366
Forward Foreign Currency Contracts	$ —	$ 5,625	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Warrants	Corporate Debt Securities	Senior Loans
Beginning Balance 4–1–11	$ 2,577	$ 1,499	$ 227,482
Net realized gain (loss)	—	70	852
Net unrealized appreciation (depreciation)	(1,069)	(468)	(5,580)
Purchases	—	5,429	77,165
Sales	—	(1,558)	(62,685)
Transfers into Level 3 during the period	1,613	7,695	22,770
Transfers out of Level 3 during the period	—	(1,499)	(116,927)
Ending Balance 9–30–11	$ 3,121	$11,168	$ 143,077
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–11	$(1,069)	$ (468)	$ (4,303)

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy International Balanced Fund

ALL DATA IS AS OF SEPTEMBER 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**65.5%**
Telecommunication Services	12.1%
Consumer Staples	9.5%
Financials	8.4%
Energy	7.5%
Consumer Discretionary	7.2%
Health Care	5.5%
Utilities	4.4%
Industrials	4.1%
Information Technology	3.6%
Materials	3.2%
Bonds	**27.3%**
Corporate Debt Securities	14.9%
Other Government Securities	12.4%
Cash and Cash Equivalents	**7.2%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	443/560	79
3 Year	192/514	38
5 Year	126/427	30
10 Year	2/218	1

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**39.6%**
Australia	15.3%
Japan	5.6%
Singapore	4.2%
Taiwan	3.9%
Other Pacific Basin	10.6%
Europe	**38.3%**
United Kingdom	12.3%
France	11.4%
Netherlands	3.7%
Other Europe	10.9%
North America	**5.2%**
South America	**8.6%**
Chile	4.6%
Other South America	4.0%
Other	**1.1%**
Cash and Cash Equivalents	**7.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Vivendi Universal	France	Consumer Discretionary	Movies & Entertainment
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Lawson, Inc.	Japan	Consumer Staples	Food Retail
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Aguas Andinas S.A.	Chile	Utilities	Water Utilities
China Mobile Limited	China	Telecommunication Services	Wireless Telecommunication Service
Foster's Group Limited	Australia	Consumer Staples	Brewers

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Balanced Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 12.2%		
Australia and New Zealand Banking Group Limited	87	$ 1,618
Coal & Allied Industries Limited	25	2,973
David Jones Limited	595	1,711
DuluxGroup Limited	1,464	3,529
Foster's Group Limited	903	4,585
Metcash Limited	642	2,529
Myer Holdings Limited	972	1,891
OZ Minerals Limited	230	2,045
QBE Insurance Group Limited	223	2,744
Telstra Corporation Limited	2,393	7,128
Toll Holdings Limited	323	1,356
		32,109
Brazil – 0.9%		
AES Tiete S.A.	144	1,804
Vivo Participacoes S.A., ADR	20	520
		2,324
Chile – 3.5%		
Aguas Andinas S.A. (A)	8,930	4,711
Embotelladora Andina S.A.	1,316	4,458
		9,169
China – 2.7%		
China Construction Bank Corporation	3,916	2,369
China Mobile Limited	473	4,623
		6,992
France – 9.2%		
Axa S.A.	103	1,345
Gaz de France	99	2,948
Sanofi-Aventis	84	5,545
Total S.A.	185	8,177
Vivendi Universal	295	6,007
		24,022
Germany – 1.7%		
Deutsche Post AG	202	2,592
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	14	1,756
		4,348
Hong Kong – 1.2%		
Yue Yuen Industrial (Holdings) Limited	1,207	3,122
Israel – 1.1%		
Bezeq – Israel Telecommunication Corp., Ltd. (The)	1,535	2,873
Italy – 0.9%		
Mediaset S.p.A.	735	2,316
Japan – 5.6%		
Hoya Corporation	34	795
Lawson, Inc.	90	5,101
Mitsubishi Corporation	116	2,366
Nissin Kogyo Co., Ltd.	178	2,671
NTT DoCoMo, Inc.	2	3,748
		14,681
Netherlands – 1.4%		
Koninklijke KPN N.V.	280	3,683

COMMON STOCKS (Continued)	Shares	Value
Norway – 1.5%		
North Atlantic Drilling Ltd. (A)	1,441	$ 2,013
StatoilHydro ASA	90	1,931
		3,944
Singapore – 3.6%		
CapitaCommercial Trust	3,457	2,641
Hutchison Port Holdings Trust	6,833	4,560
United Overseas Bank Limited	180	2,315
		9,516
Sweden – 1.3%		
Tele2 AB	181	3,280
Switzerland – 2.3%		
Credit Suisse Group AG, Registered Shares	81	2,128
Novartis AG, Registered Shares	67	3,763
		5,891
Taiwan – 3.9%		
Farglory Land Development Co., Ltd.	964	1,551
High Tech Computer Corp.	106	2,327
Lite-On Technology Corporation	2,342	2,121
Taiwan Semiconductor Manufacturing Company Ltd.	805	1,811
Unimicron Technology Corp.	1,730	2,421
		10,231
Turkey – 0.9%		
Turkcell Iletisim Hizmetleri A.S.	212	2,387
United Kingdom – 10.6%		
GlaxoSmithKline plc	240	4,955
Home Retail Group plc	584	1,015
HSBC Holdings plc	212	1,622
Imperial Tobacco Group plc	80	2,711
National Grid plc	212	2,097
Prudential plc	229	1,967
Royal Dutch Shell plc, Class A	145	4,482
Unilever plc	170	5,331
Vodafone Group plc	1,457	3,756
		27,936
United States – 1.0%		
Southern Copper Corporation	103	2,584
TOTAL COMMON STOCKS – 65.5%		**$171,408**
(Cost: $196,775)		

CORPORATE DEBT SECURITIES	Principal	
Australia – 1.4%		
Coles Myer Finance Limited, 6.000%, 7–25–12 (B)	AUD1,250	1,216
Fairfax Media Group Finance Pty Limited, 5.250%, 6–15–12 (B)	EUR2,000	2,545
		3,761
Brazil – 2.3%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (B)	BRL7,500	4,068
Globo Comunicacoe e Participacoes S.A., 6.250%, 12–20–49 (C)	$2,000	2,035
		6,103

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Canada – 2.2%		
Manitoba Telecom Services Inc., 6.650%, 5–11–16 (B)	CAD2,000	$ 2,154
Teck Resources Limited, 9.750%, 5–15–14	$3,000	3,557
		5,711
Chile – 1.1%		
Banco Santander Chile, S.A., 6.500%, 9–22–20 (B)	CLP1,482,000	2,781
Columbia – 0.8%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (B)	COP3,888,000	1,997
Denmark – 1.3%		
Carlsberg Finans A/S, 7.000%, 2–26–13 (B)	GBP2,000	3,296
France – 2.2%		
Vivendi, 7.750%, 1–23–14 (B)	EUR2,000	2,960
WPP Finance S.A., 5.250%, 1–30–15 (B)	2,000	2,830
		5,790
Luxembourg – 0.2%		
Wind Acquisition Finance S.A., 11.750%, 7–15–17 (A)	$ 750	638
Netherlands – 1.1%		
Heineken N.V., 7.125%, 4–7–14 (B)	EUR2,000	2,951
Singapore – 0.6%		
Olam International Limited, 4.070%, 2–12–13 (B)	SGD2,000	1,538
United Kingdom – 1.7%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	$2,000	2,366
Vodafone Group plc, 6.750%, 1–10–13 (B)	AUD2,000	1,974
		4,340
TOTAL CORPORATE DEBT SECURITIES – 14.9%		**$ 38,906**

(Cost: $37,667)

OTHER GOVERNMENT SECURITIES

	Principal	Value
Australia – 1.7%		
New South Wales Treasury Corporation, 6.000%, 5–1–12 (B)	AUD4,600	4,485

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Germany – 1.3%		
KfW, Frankfurt/Main, Federal Republic of Germany, 3.250%, 5–5–14 (B)	SEK22,000	$ 3,315
Malaysia – 2.6%		
Malaysian Government Bonds, 3.461%, 7–31–13 (B)	MYR20,935	6,600
Mexico – 2.0%		
United Mexican States Government Bonds, 8.000%, 12–19–13 (B)	MXN69,000	5,306
Netherlands – 1.2%		
Netherlands Government Bonds, 4.500%, 7–15–17 (B)	EUR2,000	3,084
New Zealand – 1.1%		
New Zealand Government Bonds, 6.000%, 11–15–11 (B)	NZD3,910	2,993
Poland – 0.4%		
Poland Government Bonds, 6.250%, 10–24–15 (B)	PLN3,250	1,019
South Korea – 2.1%		
South Korea Treasury Bonds, 5.250%, 9–10–12 (B)	KRW6,350,000	5,476
TOTAL OTHER GOVERNMENT SECURITIES – 12.4%		**$ 32,278**

(Cost: $33,057)

SHORT-TERM SECURITIES

Commercial Paper – 2.9%		
Baxter International Inc., 0.110%, 10–6–11 (D)	$4,861	4,861
Prudential Funding LLC, 0.080%, 10–3–11 (D)	2,768	2,768
		7,629
Master Note – 0.6%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (E)	1,453	1,453
TOTAL SHORT-TERM SECURITIES – 3.5%		**$ 9,082**

(Cost: $9,082)

TOTAL INVESTMENT SECURITIES – 96.3%	**$251,674**

(Cost: $276,581)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.7%	**9,669**
NET ASSETS – 100.0%	**$261,343**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Australian Dollar	Goldman Sachs International	26,800	11–10–11	$2,250	$ —
Sell	Euro	Goldman Sachs International	19,500	6–19–12	894	—
Sell	South Korean Won	Goldman Sachs International	15,300,000	10–11–11	1,395	—
					$4,539	$ —

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $7,362 or 2.8% of net assets.

(B) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, BRL – Brazilian Real, CAD – Canadian Dollar, CLP – Chilean Peso, COP – Columbian Peso, EUR – Euro, GBP – British Pound, KRW – South Korean Won, MXN – Mexican Peso, MYR – Malaysian Ringgit, NZD – New Zealand Dollar, PLN – Polish Zloty, SEK – Swedish Krona and SGD – Singapore Dollar).

(C) This security currently pays the stated rate but this rate will increase in the future.

(D) Rate shown is the yield to maturity at September 30, 2011.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ 4,458	$ 20,256	$ —
Energy	2,013	17,564	—
Materials	2,584	5,573	—
Telecommunication Services	2,907	29,091	—
Utilities	6,516	5,045	—
Other Sectors	—	75,401	—
Total Common Stocks	$18,478	$152,930	$ —
Corporate Debt Securities	—	38,906	—
Other Government Securities	—	32,278	—
Short-Term Securities	—	9,082	—
Total	$18,478	$233,196	$ —
Forward Foreign Currency Contracts	$ —	$ 4,539	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities
Beginning Balance 4–1–11	$ 2,912
Net realized gain (loss)	—
Net unrealized appreciation (depreciation)	—
Purchases	—
Sales	—
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	(2,912)
Ending Balance 9–30–11	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–11	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification			
(as a % of net assets)		Health Care	5.5%
Consumer Staples	14.5%	Materials	5.5%
Telecommunication Services	13.9%	Utilities	4.4%
Other Government Securities	12.4%	Industrials	4.1%
Consumer Discretionary	11.1%	Information Technology	3.6%
Financials	9.5%	Other+	7.2%
Energy	8.3%		

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund

ALL DATA IS AS OF SEPTEMBER 30, 2011 (UNAUDITED)

Asset Allocation

Stocks	**89.9%**
Telecommunication Services	14.7%
Information Technology	11.7%
Consumer Staples	11.5%
Financials	10.9%
Industrials	9.1%
Consumer Discretionary	8.7%
Energy	8.6%
Health Care	7.5%
Materials	5.6%
Utilities	1.6%
Cash and Cash Equivalents	**10.1%**

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	185/351	53
3 Year	5/306	2
5 Year	11/258	5
10 Year	6/152	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**49.3%**
United Kingdom	16.5%
France	15.0%
Switzerland	5.1%
Netherlands	4.5%
Germany	4.3%
Other Europe	3.9%
Pacific Basin	**34.8%**
Japan	11.1%
Australia	10.6%
China	5.3%
Taiwan	4.5%
Other Pacific Basin	3.3%
North America	**3.0%**
Other	**2.6%**
South America	**0.2%**
Cash and Cash Equivalents	**10.1%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Vivendi Universal	France	Consumer Discretionary	Movies & Entertainment
Danone	France	Consumer Staples	Packaged Foods & Meats
Softbank Corp.	Japan	Telecommunication Services	Wireless Telecommunication Service
Newcrest Mining Limited	Australia	Materials	Gold
China Unicom Limited	China	Telecommunication Services	Integrated Telecommunication Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Core Equity Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 10.6%		
Foster's Group Limited	2,041	$ 10,364
Myer Holdings Limited	6,418	12,489
Newcrest Mining Limited	658	21,705
Orica Limited	528	11,856
QBE Insurance Group Limited	953	11,698
Telstra Corporation Limited	13,991	41,667
Toll Holdings Limited	2,017	8,460
		118,239
Brazil – 0.2%		
Vivo Participacoes S.A., ADR	84	2,224
China – 5.3%		
China Construction Bank Corporation	18,622	11,263
China Unicom Limited	10,394	21,133
SINA Corporation (A)	152	10,870
ZTE Corporation, H Shares	5,579	15,802
		59,068
Denmark – 0.4%		
PANDORA Holding A/S	384	2,561
PANDORA Holding A/S (B)	212	1,416
		3,977
France – 15.0%		
Alstom	417	13,748
Cap Gemini S.A.	430	14,284
Danone	407	25,028
Safran	398	12,183
Sanofi-Aventis	461	30,298
Total S.A.	1,058	46,669
Vivendi Universal	1,263	25,716
		167,926
Germany – 4.3%		
Bayer AG	359	19,826
DaimlerChrysler AG, Registered Shares	321	14,261
Dialog Semiconductor plc (A)	833	14,105
		48,192
Hong Kong – 1.8%		
Cheung Kong (Holdings) Limited	1,803	19,546
Israel – 2.6%		
Bezeq – Israel Telecommunication Corp., Ltd. (The)	5,963	11,158
Teva Pharmaceutical Industries Limited, ADR	489	18,199
		29,357
Italy – 0.9%		
Saipem S.p.A.	290	10,170
Japan – 11.1%		
Chiyoda Corporation	1,283	12,508
Hoya Corporation	231	5,351
Kao Corporation	671	18,679
Mitsubishi Corporation	753	15,335
Mitsubishi Electric Corporation	1,270	11,249
Nissin Kogyo Co., Ltd.	1,384	20,725
Softbank Corp.	774	22,648
Tokyo Gas Co., Ltd.	3,817	17,729
		124,224

COMMON STOCKS (Continued)	Shares	Value
Mexico – 1.4%		
America Movil, S.A. de C.V.	722	$ 15,948
Netherlands – 4.5%		
Fugro N.V.	268	13,537
Koninklijke Ahold N.V.	1,634	19,211
Koninklijke KPN N.V.	1,285	16,930
		49,678
Singapore – 1.5%		
United Overseas Bank Limited	1,290	16,588
Sweden – 2.6%		
Tele2 AB	900	16,297
Telefonaktiebolaget LM Ericsson, B Shares	1,300	12,479
		28,776
Switzerland – 5.1%		
Credit Suisse Group AG, Registered Shares	664	17,369
Novartis AG, Registered Shares	324	18,083
Syngenta AG	58	15,085
TEMENOS Group AG (A)	460	6,207
		56,744
Taiwan – 4.5%		
Advanced Semiconductor Engineering, Inc.	14,657	12,498
High Tech Computer Corp.	506	11,110
Hon Hai Precision Ind. Co., Ltd.	492	1,097
Taiwan Semiconductor Manufacturing Company Ltd., ADR	1,052	12,028
Unimicron Technology Corp.	9,277	12,975
		49,708
United Kingdom – 16.5%		
Barclays plc	7,210	17,683
HSBC Holdings plc	1,585	12,140
Invensys plc, ADR	3,661	12,753
Prudential plc	1,751	15,039
Rolls-Royce Group plc	1,662	15,281
Royal Dutch Shell plc, Class A	848	26,161
Unilever plc	1,198	37,530
Vodafone Group plc	6,335	16,326
WPP Group plc	2,037	18,864
Xstrata plc	1,071	13,528
		185,305
United States – 1.6%		
InBev NV	327	17,339
TOTAL COMMON STOCKS – 89.9%		**$1,003,009**
(Cost: $1,176,528)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 7.5%		
Air Products and Chemicals, Inc.:		
0.060%, 10–4–11 (C)	$ 5,000	5,000
0.070%, 10–6–11 (C)	10,000	10,000
Baxter International Inc.,		
0.110%, 10–6–11 (C)	8,000	8,000
Corporacion Andina de Fomento:		
0.190%, 10–17–11 (C)	10,000	9,999
0.170%, 10–26–11 (C)	11,800	11,799

Ivy International Core Equity Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Corporacion Andina de Fomento (Continued)		
0.250%, 11–21–11 (C)	$10,000	$ 9,996
Danaher Corporation,		
0.120%, 10–7–11 (C)	5,000	5,000
Illinois Tool Works Inc.:		
0.070%, 10–3–11 (C)	8,500	8,500
0.050%, 10–14–11 (C)	7,799	7,799
Prudential Funding LLC,		
0.080%, 10–3–11 (C)	7,650	7,650
		83,743
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (D)	3,173	3,173
Municipal Obligations – Taxable – 1.5%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)),		
0.120%, 10–3–11 (D)	6,992	6,992
Municipal Obligations – Taxable (Continued)		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation),		
0.100%, 10–3–11 (D)	$10,000	$ 10,000
		16,992
TOTAL SHORT-TERM SECURITIES – 9.3%		**$ 103,908**
(Cost: $103,908)		
TOTAL INVESTMENT SECURITIES – 99.2%		**$1,106,917**
(Cost: $1,280,436)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		**9,040**
NET ASSETS – 100.0%		**$1,115,957**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Australian Dollar	Goldman Sachs International	56,500	11–10–11	$3,702	$ —
Sell	Euro	Goldman Sachs International	83,500	6–19–12	3,830	—
					$7,532	$ —

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $1,416 or 0.1% of net assets.

(C)Rate shown is the yield to maturity at September 30, 2011.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Health Care	$18,199	$ 68,208	$ —
Information Technology	22,898	105,907	—
Telecommunication Services	18,172	146,159	—
Other Sectors	—	623,466	—
Total Common Stocks	$59,269	$ 943,740	$ —
Short-Term Securities	—	103,908	—
Total	$59,269	$1,047,648	$ —
Forward Foreign Currency Contracts	$ —	$ 7,532	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Telecommunication Services	14.7%
Information Technology	11.7%
Consumer Staples	11.5%
Financials	10.9%
Industrials	9.1%
Consumer Discretionary	8.7%
Energy	8.6%
Health Care	7.5%
Materials	5.6%
Utilities	1.6%
Other+	10.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Growth Fund

Asset Allocation

Stocks	**89.7%**
Industrials	15.6%
Consumer Discretionary	15.5%
Consumer Staples	13.5%
Information Technology	12.3%
Health Care	8.2%
Materials	6.7%
Energy	6.7%
Telecommunication Services	6.2%
Financials	5.0%
Cash and Cash Equivalents	**10.3%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	21/247	9
3 Year	59/219	27
5 Year	48/180	27
10 Year	54/116	47

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**51.7%**
United Kingdom	14.9%
Germany	12.2%
France	8.7%
Switzerland	5.9%
Other Europe	10.0%
Pacific Basin	**25.6%**
Japan	11.5%
China	6.2%
Australia	5.7%
Other Pacific Basin	2.2%
North America	**10.9%**
United States	8.4%
Other North America	2.5%
Other	**1.5%**
Cash and Cash Equivalents	**10.3%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Apple Inc.	United States	Information Technology	Computer Hardware
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Vinci	France	Industrials	Construction & Engineering
Diageo plc	United Kingdom	Consumer Staples	Distillers & Vintners
adidas AG	Germany	Consumer Discretionary	Apparel, Accessories & Luxury Goods
Wynn Macau, Limited	China	Consumer Discretionary	Casinos & Gaming
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
China Unicom Limited	China	Telecommunication Services	Integrated Telecommunication Services
Unilever N.V., Certicaaten Van Aandelen	Netherlands	Consumer Staples	Packaged Foods & Meats

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Growth Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 5.7%		
Coca-Cola Amatil Limited	184	$ 2,106
David Jones Limited	490	1,409
Orica Limited	85	1,908
Telstra Corporation Limited	1,506	4,486
		9,909
Canada – 1.0%		
Canadian Natural Resources Limited	62	1,821
China – 6.2%		
China Unicom Limited	1,788	3,635
SINA Corporation (A)	21	1,482
Tingyi Holding Corp.	832	2,039
Wynn Macau, Limited	1,562	3,696
		10,852
France – 8.7%		
Danone	54	3,338
LVMH Moet Hennessy – Louis Vuitton	19	2,474
Pinault-Printemps-Redoute S.A.	26	3,300
Safran	58	1,771
Vinci	96	4,114
		14,997
Germany – 10.6%		
adidas AG	63	3,842
Bayer AG	61	3,370
Fresenius SE & Co. KGaA	50	4,464
Linde AG	23	3,063
MTU Aero Engines Holding AG	32	1,986
Siemens AG	18	1,617
		18,342
Hong Kong – 1.4%		
Yue Yuen Industrial (Holdings) Limited	957	2,474
India – 0.8%		
Infrastructure Development Finance Company Limited	353	794
Infrastructure Development Finance Company Limited (B)	282	634
		1,428
Israel – 1.5%		
Teva Pharmaceutical Industries Limited, ADR	69	2,560
Italy – 1.5%		
Saipem S.p.A.	74	2,581
Japan – 11.5%		
Canon Inc.	47	2,120
Honda Motor Co., Ltd.	61	1,784
JGC Corporation	86	2,103
KONAMI Corporation	88	2,961
Mitsubishi Corporation	148	3,014
Mitsubishi Electric Corporation	211	1,869
Mitsui & Co., Ltd.	191	2,765
Nissin Kogyo Co., Ltd.	156	2,338
ORIX Corporation	12	943
		19,897
Luxembourg – 1.3%		
Tenaris S.A.	184	2,319

COMMON STOCKS (Continued)	Shares	Value
Mexico – 1.5%		
Grupo Modelo, S.A.B. de C.V., Series C	469	$ 2,650
Netherlands – 2.9%		
ASML Holding N.V., Ordinary Shares	48	1,645
Unilever N.V., Certicaaten Van Aandelen	107	3,384
		5,029
Norway – 1.4%		
Seadrill Limited	91	2,501
Sweden – 2.9%		
Tele2 AB	146	2,651
Telefonaktiebolaget LM Ericsson, B Shares	250	2,396
		5,047
Switzerland – 5.9%		
ABB Ltd	155	2,649
Credit Suisse Group AG, Registered Shares	64	1,677
Swatch Group Ltd (The), Bearer Shares	4	1,277
Syngenta AG	13	3,329
TEMENOS Group AG (A)	104	1,401
		10,333
United Kingdom – 14.9%		
Barclays plc	1,179	2,891
British American Tobacco plc	79	3,346
Diageo plc	206	3,925
Experian plc	263	2,950
GlaxoSmithKline plc	177	3,659
Meggitt plc	409	2,117
Prudential plc	199	1,711
Rio Tinto plc	37	1,621
Virgin Media Inc.	83	2,016
Xstrata plc	127	1,606
		25,842
United States – 8.4%		
Apple Inc. (A)	18	6,811
InBev NV	53	2,838
QUALCOMM Incorporated	51	2,459
Schlumberger Limited	43	2,596
		14,704
TOTAL COMMON STOCKS – 88.1%		**$153,286**
(Cost: $166,678)		

PREFERRED STOCKS – 1.6%		
Germany		
Volkswagen AG	21	**$ 2,804**
(Cost: $3,990)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 7.6%		
John Deere Credit Limited (GTD by John Deere Capital Corporation), 0.100%, 10–7–11 (C)	$5,000	5,000
Prudential Funding LLC, 0.080%, 10–3–11 (C)	4,211	4,211
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.130%, 10–18–11 (C)	4,000	4,000
		13,211

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.6%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (D)	$1,017	$ 1,017
TOTAL SHORT-TERM SECURITIES – 8.2%		**$ 14,228**
(Cost: $14,228)		
TOTAL INVESTMENT SECURITIES – 97.9%		**$170,318**
(Cost: $184,896)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.1%		**3,724**
NET ASSETS – 100.0%		**$174,042**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at September 30, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Citibank, N.A.	18,500	3–13–12	$490	$—

The following total return swap agreements were outstanding at September 30, 2011:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	$1,892	Ping An Insurance (Group) Company of China, Ltd.	10–21–11	USD LIBOR + 0.700%	$(536)

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $634 or 0.4% of net assets.

(C) Rate shown is the yield to maturity at September 30, 2011.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 2,016	$ 22,592	$ —
Consumer Staples	2,650	20,976	—
Energy	4,416	7,400	—
Health Care	2,560	11,495	—
Information Technology	10,753	10,523	—
Other Sectors	—	57,905	—
Total Common Stocks	$22,395	$130,891	$ —
Preferred Stocks	—	2,804	—
Short-Term Securities	—	14,228	—
Total	$22,395	$147,923	$ —
Forward Foreign Currency			
Contracts	$ —	$ 490	$ —
Liabilities			
Swap Agreements	$ —	$ 536	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)

Industrials	15.6%
Consumer Discretionary	15.5%
Consumer Staples	13.5%
Information Technology	12.3%
Health Care	8.2%
Energy	6.7%
Materials	6.7%
Telecommunication Services	6.2%
Financials	5.0%
Other+	10.3%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Large Cap Growth Fund

Asset Allocation

Stocks	**97.0%**
Information Technology	35.3%
Consumer Discretionary	25.9%
Energy	8.4%
Consumer Staples	6.5%
Industrials	6.3%
Materials	6.1%
Health Care	6.0%
Financials	2.5%
Cash and Cash Equivalents	**3.0%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	237/777	31
3 Year	450/676	67
5 Year	147/587	25
10 Year	45/371	13

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Allergan, Inc.	Health Care
Precision Castparts Corp.	Industrials
MasterCard Incorporated, Class A	Information Technology
Wynn Resorts, Limited	Consumer Discretionary
Starbucks Corporation	Consumer Discretionary
Google Inc., Class A	Information Technology
Oracle Corporation	Information Technology
Cognizant Technology Solutions Corporation, Class A	Information Technology
Praxair, Inc.	Materials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Large Cap Growth Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.0%		
Boeing Company (The)	145	$ 8,786
Precision Castparts Corp.	334	51,861
		60,647
Air Freight & Logistics – 0.7%		
Expeditors International of Washington, Inc.	210	8,524
Application Software – 2.6%		
Intuit Inc.	658	31,211
Asset Management & Custody Banks – 2.5%		
T. Rowe Price Group, Inc.	635	30,313
Auto Parts & Equipment – 3.3%		
BorgWarner Inc. (A)	324	19,581
Gentex Corporation	842	20,255
		39,836
Automotive Retail – 3.2%		
AutoZone, Inc. (A)	97	31,089
O'Reilly Automotive, Inc. (A)	110	7,309
		38,398
Broadcasting – 3.3%		
CBS Corporation, Class B	1,923	39,199
Casinos & Gaming – 4.3%		
Wynn Resorts, Limited	443	50,958
Communications Equipment – 3.4%		
Juniper Networks, Inc. (A)	308	5,307
QUALCOMM Incorporated	734	35,709
		41,016
Computer Hardware – 8.7%		
Apple Inc. (A)	268	102,080
Computer Storage & Peripherals – 0.1%		
NetApp, Inc. (A)	33	1,103
Data Processing & Outsourced Services – 4.3%		
MasterCard Incorporated, Class A	162	51,443
Environmental & Facilities Services – 0.5%		
Stericycle, Inc. (A)	68	5,505
Fertilizers & Agricultural Chemicals – 2.5%		
Monsanto Company	506	30,362
Footwear – 1.6%		
NIKE, Inc., Class B	221	18,906
Health Care Equipment – 0.0%		
Intuitive Surgical, Inc. (A)	1	510
Hotels, Resorts & Cruise Lines – 1.0%		
Starwood Hotels & Resorts Worldwide, Inc.	312	12,123
Industrial Gases – 3.6%		
Praxair, Inc.	449	42,001
Industrial Machinery – 0.1%		
Danaher Corporation	23	965

COMMON STOCKS (Continued)	Shares	Value
Internet Retail – 1.6%		
Amazon.com, Inc. (A)	86	$ 18,682
Internet Software & Services – 4.0%		
Google Inc., Class A (A)	92	47,066
IT Consulting & Other Services – 3.6%		
Cognizant Technology Solutions Corporation, Class A (A)	686	43,000
Oil & Gas Equipment & Services – 8.4%		
Halliburton Company	762	23,247
National Oilwell Varco, Inc.	706	36,182
Schlumberger Limited	689	41,130
		100,559
Packaged Foods & Meats – 1.7%		
Mead Johnson Nutrition Company	298	20,518
Personal Products – 2.7%		
Estee Lauder Companies Inc. (The), Class A	370	32,501
Pharmaceuticals – 6.0%		
Allergan, Inc.	868	71,465
Restaurants – 6.3%		
McDonald's Corporation	284	24,976
Starbucks Corporation	1,309	48,810
		73,786
Semiconductor Equipment – 0.2%		
Lam Research Corporation (A)	65	2,465
Semiconductors – 3.1%		
ARM Holdings plc, ADR	249	6,355
Broadcom Corporation, Class A	154	5,113
Microchip Technology Incorporated	821	25,544
		37,012
Soft Drinks – 2.1%		
Coca-Cola Company (The)	370	24,977
Specialty Stores – 1.3%		
Tiffany & Co.	259	15,777
Systems Software – 5.3%		
Oracle Corporation	1,502	43,179
VMware, Inc., Class A (A)	253	20,296
		63,475
TOTAL COMMON STOCKS – 97.0%		**$1,156,383**
(Cost: $1,036,723)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.6%		
Clorox Co., 0.320%, 10–19–11 (B)	$4,900	4,899
CVS Caremark Corporation, 0.250%, 10–3–11 (B)	4,000	4,000
General Mills, Inc., 0.170%, 10–17–11 (B)	5,000	4,999
Kellogg Co., 0.200%, 10–18–11 (B)	3,000	3,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Shell International Finance B.V. and Royal Dutch Shell plc (GTD by Royal Dutch Shell plc),		
0.070%, 10–24–11 (B)	$ 2,000	$ 2,000
		18,898
Master Note – 0.2%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (C)	2,906	2,906
Municipal Obligations – Taxable – 0.9%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation),		
0.100%, 10–3–11 (C)	10,000	10,000
TOTAL SHORT-TERM SECURITIES – 2.7%		$ 31,804
(Cost: $31,804)		
TOTAL INVESTMENT SECURITIES – 99.7%		$1,188,187
(Cost: $1,068,527)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		3,322
NET ASSETS – 100.0%		$1,191,509

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2011.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,156,383	$ —	$ —
Short-Term Securities	—	31,804	—
Total	$1,156,383	$31,804	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Limited-Term Bond Fund

Asset Allocation

Bonds	**96.4%**
Corporate Debt Securities	53.3%
United States Government and Government Agency Obligations	41.4%
Municipal Bonds – Taxable	1.7%
Cash and Cash Equivalents	**3.6%**

Certain U.S. government securities, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	120/146	82
3 Year	101/132	76
5 Year	50/121	41
10 Year	51/78	65

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**93.5%**
AAA	0.9%
AA	49.5%
A	21.6%
BBB	21.5%
Non-Investment Grade	**2.9%**
BB	2.9%
Cash and Cash Equivalents	**3.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Limited-Term Bond Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.5%		
Bombardier Inc.,		
7.500%, 3–15–18 (A)	$ 6,250	$ 6,594
Air Freight & Logistics – 0.5%		
Federal Express Corporation,		
9.650%, 6–15–12	6,005	6,355
Airlines – 0.4%		
Southwest Airlines Co.,		
6.500%, 3–1–12	5,750	5,870
Apparel Retail – 1.1%		
Limited Brands, Inc.,		
8.500%, 6–15–19	13,000	14,690
Apparel, Accessories & Luxury Goods – 0.3%		
V.F. Corporation,		
1.058%, 8–23–13 (B)	4,000	4,004
Asset Management & Custody Banks – 0.2%		
State Street Corporation,		
4.300%, 5–30–14	2,000	2,159
Brewers – 0.8%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 11–15–14	5,500	6,149
4.125%, 1–15–15	5,000	5,421
		11,570
Broadcasting – 1.4%		
CBS Corporation,		
8.200%, 5–15–14	12,015	13,817
NBC Universal, Inc.,		
3.650%, 4–30–15	5,000	5,263
		19,080
Cable & Satellite – 1.8%		
DirecTV Holdings LLC and DirecTV Financing Co.,		
7.625%, 5–15–16	12,000	12,900
Time Warner Cable Inc.,		
3.500%, 2–1–15	12,000	12,484
		25,384
Computer & Electronics Retail – 0.9%		
Best Buy Co., Inc.,		
6.750%, 7–15–13	11,030	11,836
Construction & Farm Machinery & Heavy Trucks – 0.7%		
Caterpillar Inc.,		
1.375%, 5–27–14	10,000	10,071
Consumer Finance – 1.7%		
American Express Credit Corporation,		
2.750%, 9–15–15	11,000	11,060
Capital One Financial Corporation:		
7.375%, 5–23–14	2,000	2,235
2.125%, 7–15–14	6,500	6,438
USAA Capital Corporation,		
1.050%, 9–30–14 (A)	4,000	3,988
		23,721

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Data Processing & Outsourced Services – 0.8%		
Western Union Company (The),		
6.500%, 2–26–14	$10,200	$ 11,245
Distillers & Vintners – 0.9%		
Diageo Capital plc,		
5.750%, 10–23–17	11,000	12,859
Diversified Banks – 2.7%		
Bank of New York Mellon Corporation (The),		
1.500%, 1–31–14	10,475	10,563
Barclays Bank plc:		
2.500%, 1–23–13	5,000	4,967
2.375%, 1–13–14	4,000	3,913
HSBC Bank plc,		
3.100%, 5–24–16 (A)	6,000	5,969
Wells Fargo & Company,		
3.676%, 6–15–16 (B)	11,000	11,454
		36,866
Diversified Capital Markets – 0.8%		
Deutsche Bank AG,		
3.250%, 1–11–16	11,500	11,282
Diversified Chemicals – 1.8%		
Dow Chemical Company, (The),		
5.900%, 2–15–15	11,025	12,176
E.I. du Pont de Nemours and Company,		
2.750%, 4–1–16	11,500	12,079
		24,255
Diversified Metals & Mining – 3.0%		
BHP Billiton Finance (USA) Limited,		
5.500%, 4–1–14	4,000	4,395
BHP Billiton plc and BHP Billiton Limited,		
5.250%, 12–15–15	8,023	9,195
Freeport-McMoRan Copper & Gold Inc.,		
8.375%, 4–1–17	10,000	10,725
Rio Tinto Finance (USA) Limited:		
8.950%, 5–1–14	5,000	5,915
2.250%, 9–20–16	12,500	12,481
		42,711
Drug Retail – 1.4%		
CVS Caremark Corporation,		
3.250%, 5–18–15	10,225	10,766
Walgreen Co.,		
4.875%, 8–1–13	6,000	6,447
		17,213
Electric Utilities – 2.2%		
Allegheny Energy, Inc.,		
8.250%, 4–15–12 (A)	2,540	2,629
Great Plains Energy Incorporated,		
2.750%, 8–15–13	11,175	11,368
Oncor Electric Delivery Company LLC:		
6.375%, 5–1–12	7,500	7,723
5.950%, 9–1–13	4,445	4,789
Southern Power Company,		
6.250%, 7–15–12	4,500	4,683
		31,192
Electronic Manufacturing Services – 0.9%		
Jabil Circuit, Inc.,		
7.750%, 7–15–16	11,290	12,447

Ivy Limited-Term Bond Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Environmental & Facilities Services – 2.1%		
Allied Waste North America, Inc.,		
6.875%, 6–1–17	$11,000	$ 11,756
Waste Management, Inc.:		
6.375%, 3–11–15	1,505	1,728
2.600%, 9–1–16	5,000	5,015
6.100%, 3–15–18	9,070	10,466
		28,965
Health Care Equipment – 0.8%		
Stryker Corporation,		
2.000%, 9–30–16	11,575	11,639
Health Care Services – 1.7%		
Medco Health Solutions, Inc.,		
2.750%, 9–15–15	12,000	12,075
Quest Diagnostics Incorporated,		
3.200%, 4–1–16	11,000	11,428
		23,503
Health Care Supplies – 0.3%		
DENTSPLY International Inc.,		
2.750%, 8–15–16	4,000	4,030
Industrial Conglomerates – 0.9%		
General Electric Capital Corporation,		
2.950%, 5–9–16	12,000	12,034
Industrial Machinery – 0.2%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14	2,335	2,557
Integrated Oil & Gas – 1.6%		
Chevron Corporation,		
3.950%, 3–3–14	5,000	5,388
ConocoPhillips,		
4.600%, 1–15–15	5,500	6,028
Petro-Canada,		
4.000%, 7–15–13	9,500	9,927
		21,343
Integrated Telecommunication Services – 1.9%		
AT&T Inc.,		
2.400%, 8–15–16	5,500	5,555
Deutsche Telekom International Finance B.V.,		
4.875%, 7–8–14	4,000	4,268
Verizon Communications Inc.,		
3.000%, 4–1–16	16,000	16,744
		26,567
Internet Software & Services – 0.1%		
British Telecommunications plc,		
5.150%, 1–15–13	1,000	1,046
Investment Banking & Brokerage – 1.5%		
Goldman Sachs Group, Inc. (The):		
3.700%, 8–1–15	7,000	6,857
3.625%, 2–7–16	3,000	2,922
Morgan Stanley,		
4.100%, 1–26–15	12,000	11,448
		21,227
Life & Health Insurance – 0.9%		
MetLife Global Funding I:		
5.125%, 6–10–14 (A)	3,500	3,782
2.500%, 9–29–15 (A)	8,000	8,065
		11,847

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 0.7%		
Viacom Inc.,		
4.375%, 9–15–14	$ 9,495	$ 10,150
Multi-Utilities – 0.4%		
SCANA Corporation,		
6.250%, 2–1–12	5,000	5,076
Oil & Gas Equipment & Services – 0.4%		
Schlumberger Investment SA (GTD by Schlumberger Limited),		
1.950%, 9–14–16 (A)	3,000	2,986
Schlumberger Norge A.S. (GTD by Schlumberger Limited),		
1.950%, 9–14–16 (A)	3,000	2,985
		5,971
Oil & Gas Exploration & Production – 0.4%		
EOG Resources, Inc.,		
2.500%, 2–1–16	6,000	6,128
Oil & Gas Storage & Transportation – 1.2%		
DCP Midstream Operating, LP,		
3.250%, 10–1–15	5,500	5,524
DCP Midstream, LLC,		
9.700%, 12–1–13 (A)	4,500	5,160
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (A)	5,513	5,959
		16,643
Other Diversified Financial Services – 3.3%		
Bank of America Corporation:		
3.625%, 3–17–16	6,000	5,465
6.500%, 8–1–16	5,000	4,968
ING Bank NV,		
2.375%, 6–9–14 (A)	12,500	12,128
JPMorgan Chase & Co.:		
4.650%, 6–1–14	5,000	5,295
3.700%, 1–20–15	6,850	7,022
3.150%, 7–5–16	10,000	9,942
		44,820
Packaged Foods & Meats – 1.1%		
H.J. Heinz Company,		
2.000%, 9–12–16	3,000	3,011
Kraft Foods Inc.,		
4.125%, 2–9–16	12,000	12,786
		15,797
Pharmaceuticals – 1.0%		
Eli Lilly and Company,		
4.200%, 3–6–14	5,775	6,241
Merck & Co., Inc.,		
4.000%, 6–30–15	2,000	2,201
Novartis Capital Corporation,		
4.125%, 2–10–14	2,000	2,151
Roche Holdings Ltd,		
5.000%, 3–1–14 (A)	2,562	2,817
		13,410
Property & Casualty Insurance – 1.1%		
Berkshire Hathaway Inc.,		
2.200%, 8–15–16	2,650	2,669
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	12,215	12,878
		15,547

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks – 0.9%		
PNC Funding Corp,		
4.250%, 9–21–15	$11,775	$ 12,722
Restaurants – 0.6%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	7,425	7,973
Semiconductors – 0.7%		
Broadcom Corporation,		
1.500%, 11–1–13 (A)	10,000	10,020
Soft Drinks – 1.1%		
Bottling Group, LLC,		
6.950%, 3–15–14	2,000	2,288
Coca-Cola Company (The),		
3.625%, 3–15–14	4,200	4,479
Coca-Cola Enterprises Inc.,		
4.250%, 3–1–15	3,000	3,294
PepsiCo, Inc.,		
0.800%, 8–25–14	5,650	5,624
		15,685
Specialty Chemicals – 0.9%		
Lubrizol Corporation (The),		
5.500%, 10–1–14	10,566	11,862
Systems Software – 1.0%		
CA, Inc.,		
6.125%, 12–1–14	12,000	13,350
Wireless Telecommunication Service – 1.7%		
America Movil, S.A.B. de C.V.:		
3.625%, 3–30–15	13,478	13,950
2.375%, 9–8–16	4,000	3,868
American Tower Corporation,		
4.625%, 4–1–15	5,280	5,601
		23,419
TOTAL CORPORATE DEBT SECURITIES – 53.3%		$ 734,735

(Cost: $721,166)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Georgia – 0.1%		
Hosp Auth of Savannah, Rev Bonds, St.		
Joseph's/Candler Hlth Sys, Inc.,		
Ser 1998C,		
6.625%, 7–1–18	1,605	1,696
Hawaii - 0.3%		
Cnty of Kauai, Taxable GO Bonds,		
Ser 2010A:		
1.955%, 8–1–13	515	530
2.498%, 8–1–14	1,240	1,303
3.335%, 8–1–16	3,100	3,364
		5,197
Nebraska – 0.5%		
NE Pub Power Dist, General Rev Bonds,		
Ser 2008A,		
5.140%, 1–1–14	6,150	6,699
North Carolina – 0.4%		
Charlotte-Mecklenburg Hosp Auth, Spl		
Oblig Bonds, Ser 2003,		
5.000%, 8–1–13	3,510	3,652

MUNICIPAL BONDS – TAXABLE (Continued)	Principal	Value
Rhode Island – 0.4%		
Providence Hlth & Svc Oblig Group, Direct		
Oblig Notes, Ser 2009A,		
5.050%, 10–1–14	$ 5,185	$ 5,686
TOTAL MUNICIPAL BONDS – TAXABLE – 1.7%		$ 22,930

(Cost: $21,578)

**UNITED STATES GOVERNMENT
AGENCY OBLIGATIONS**

	Principal	Value
Agency Obligations – 9.5%		
Federal Home Loan Bank:		
4.375%, 9–13–13	6,000	6,460
2.375%, 3–14–14	7,000	7,312
1.750%, 9–22–14	12,000	12,082
3.500%, 3–22–16	11,000	11,487
Federal Home Loan Mortgage Corporation,		
1.625%, 4–15–13	10,000	10,194
Federal National Mortgage Association:		
4.375%, 7–17–13	8,000	8,557
1.500%, 6–15–15 (C)	10,000	10,058
1.450%, 6–29–15 (C)	11,000	11,065
3.000%, 6–30–15	19,000	19,119
1.250%, 8–6–15	12,000	12,059
3.100%, 10–16–15	10,000	10,137
2.000%, 12–30–15	10,000	10,375
		128,905
Mortgage-Backed Obligations – 15.5%		
Federal Home Loan Mortgage Corporation		
Adjustable Rate Participation Certificates:		
4.500%, 1–15–18	1,517	1,581
4.000%, 6–15–22	2,434	2,537
4.000%, 2–15–23	3,843	3,993
5.000%, 9–15–34	3,179	3,368
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO,		
5.500%, 12–15–31	1,113	1,155
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificates:		
5.500%, 4–1–20	2,241	2,433
4.500%, 10–1–20	2,336	2,497
5.500%, 12–1–24	7,152	7,751
4.500%, 6–15–27	5,603	5,867
4.500%, 5–15–32	7,000	7,621
6.000%, 11–1–36	1,073	1,181
Federal National Mortgage Association		
Agency REMIC/CMO:		
4.780%, 1–25–17	3,073	3,149
5.000%, 11–25–17	6,329	6,815
5.500%, 12–25–17	5,758	6,232
4.000%, 4–15–25	10,580	11,159
4.500%, 2–25–28	1,084	1,113
5.500%, 7–15–32	2,889	3,029
5.000%, 12–15–34	5,000	5,432
4.500%, 3–25–37	7,376	7,779
5.500%, 4–25–37	4,917	5,431
4.000%, 3–25–39	2,916	3,031
4.000%, 5–25–39	9,420	10,021
3.000%, 11–25–39	9,889	10,238
4.000%, 11–25–39	9,378	9,904
4.500%, 6–25–40	8,620	9,367
Federal National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
5.500%, 9–1–17	6,501	7,003

Ivy Limited-Term Bond Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.000%, 5–1–19	$ 2,873	$ 3,108
4.500%, 9–1–19	6,193	6,599
5.500%, 10–1–21	9,169	9,975
5.500%, 2–1–22	5,409	5,879
6.000%, 6–1–22	3,244	3,532
5.000%, 10–1–24	7,350	7,906
5.000%, 4–1–25	6,521	7,015
3.500%, 8–1–26	14,776	15,457
5.000%, 6–25–32	1,340	1,394
6.000%, 7–1–38	2,734	3,003
Government National Mortgage Association Agency REMIC/CMO:		
4.000%, 10–16–32	7,601	7,936
5.000%, 4–16–39	3,363	3,657
		215,148
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 25.0%		**$ 344,053**
(Cost: $337,894)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 16.4%		
United States Treasury Bonds,		
3.750%, 8–15–41	15,000	17,531
United States Treasury Notes:		
2.375%, 8–31–14	10,000	10,566
2.375%, 2–28–15	10,000	10,624
2.500%, 4–30–15	35,000	37,398
2.125%, 5–31–15	25,000	26,393
1.750%, 5–31–16	26,000	27,056
1.500%, 7–31–16	30,000	30,827
1.500%, 8–31–18	65,000	65,397
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 16.4%		**$ 225,792**
(Cost: $218,904)		

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $73,082 or 5.3% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011.

(C)This security currently pays the stated rate but this rate will increase in the future.

(D)Rate shown is the yield to maturity at September 30, 2011.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.4%		
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.090%, 10–14–11 (D)	$ 7,000	$ 7,000
0.120%, 10–18–11 (D)	3,000	3,000
CVS Caremark Corporation,		
0.250%, 10–3–11 (D)	4,000	4,000
Danaher Corporation,		
0.070%, 10–5–11 (D)	3,000	3,000
Harley-Davidson Funding Corp.,		
0.330%, 10–24–11 (D)	4,000	3,999
Mattel Inc.,		
0.310%, 10–17–11 (D)	5,000	4,999
Novartis Finance Corp.,		
0.070%, 10–7–11 (D)	12,000	12,000
Sonoco Products Co.,		
0.310%, 10–3–11 (D)	4,836	4,836
Straight-A Funding, LLC (GTD by Federal Financing Bank),		
0.100%, 10–4–11 (D)	3,635	3,635
		46,469
Master Note – 0.1%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (E)	1,435	1,435
Municipal Obligations – Taxable – 0.1%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.),		
0.120%, 10–3–11 (E)	1,396	1,396
TOTAL SHORT-TERM SECURITIES – 3.6%		**$ 49,300**
(Cost: $49,300)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$1,376,810**
(Cost: $1,348,842)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(103)**
NET ASSETS – 100.0%		**$1,376,707**

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 734,735	$ —
Municipal Bonds	—	22,930	—
United States Government Agency Obligations	—	344,053	—
United States Government Obligations	—	225,792	—
Short-Term Securities	—	49,300	—
Total	$ —	$1,376,810	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Ivy Managed Funds

Ivy Managed European/Pacific Fund

Ivy Pacific Opportunities Fund, Class I	78.7%
Ivy European Opportunities Fund, Class I	21.2%
Cash and Cash Equivalents	0.1%

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund, Class I	35.8%
Ivy International Balanced Fund, Class I	22.4%
Ivy International Core Equity Fund, Class I	20.7%
Ivy International Growth Fund, Class I	10.8%
Ivy European Opportunities Fund, Class I	10.3%

Ivy Managed European/Pacific Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	751	$ 14,580
Ivy Pacific Opportunities Fund, Class I (A)	4,218	53,989
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$ 68,569**

(Cost: $69,561)

SHORT-TERM SECURITIES – 0.0%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (B)	$ 32	$ 32

(Cost: $32)

TOTAL INVESTMENT SECURITIES – 99.9%		$ 68,601

(Cost: $69,593)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		14

NET ASSETS – 100.0%		$ 68,615

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$68,569	$—	$ —
Short-Term Securities	—	32	—
Total	$68,569	$32	$ —

Ivy Managed International Opportunities Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	862	$ 16,731
Ivy International Balanced Fund, Class I	2,720	36,445
Ivy International Core Equity Fund, Class I . . .	2,471	33,755
Ivy International Growth Fund, Class I	633	17,647
Ivy Pacific Opportunities Fund, Class I (A)	4,553	58,283
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		**$162,861**

(Cost: $172,672)

SHORT-TERM SECURITIES – 0.1%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (B)	$ 93	$ 93

(Cost: $93)

TOTAL INVESTMENT SECURITIES – 100.1%		$162,954

(Cost: $172,765)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		(30)

NET ASSETS – 100.0%		$162,924

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$162,861	$—	$ —
Short-Term Securities	—	93	—
Total	$162,861	$93	$ —

See Accompanying Notes to Financial Statements.

Ivy Micro Cap Growth Fund

Asset Allocation

Stocks	**91.1%**
Information Technology	39.1%
Health Care	16.5%
Industrials	14.2%
Consumer Discretionary	13.6%
Energy	5.8%
Consumer Staples	1.6%
Financials	0.3%
Cash and Cash Equivalents	**8.9%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	445/495	90

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Westport Innovations Inc.	Industrials
OPNET Technologies, Inc.	Information Technology
Quidel Corporation	Health Care
KIT digital, Inc.	Information Technology
SPS Commerce, Inc.	Information Technology
BJ's Restaurants, Inc.	Consumer Discretionary
Spectranetics Corporation (The)	Health Care
Procera Networks, Inc.	Information Technology
Constant Contact, Inc.	Information Technology
Mistras Group, Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Micro Cap Growth Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 2.4%		
interclick, Inc. (A)	85	$ 472
MDC Partners Inc., Class A	56	812
ReachLocal, Inc. (A)	21	227
		1,511
Air Freight & Logistics – 0.7%		
Pacer International, Inc. (A)	116	435
Apparel Retail – 1.4%		
bebe stores, inc.	92	621
Francesca's Holdings Corporation (A)	12	250
		871
Application Software – 5.8%		
Callidus Software Inc. (A)	199	917
ClickSoftware Technologies Ltd.	36	283
Kenexa Corporation (A)	19	303
NetScout Systems, Inc. (A)	58	665
RealPage, Inc. (A)	47	962
Tangoe, Inc. (A)	47	528
		3,658
Biotechnology – 3.2%		
Achillion Pharmaceuticals, Inc. (A)	121	570
ArQule, Inc. (A)	45	229
Astex Pharmaceuticals, Inc. (A)	167	320
Idenix Pharmaceuticals, Inc. (A)	80	398
SciClone Pharmaceuticals, Inc. (A)	132	501
		2,018
Catalog Retail – 0.5%		
ValueVision Media, Inc. (A)	138	325
Communications Equipment – 3.2%		
Digi International Inc. (A)	41	451
Ixia (A)	54	412
Meru Networks, Inc. (A)	13	108
Procera Networks, Inc. (A)	110	1,055
		2,026
Computer Hardware – 1.0%		
Silicon Graphics, Inc. (A)	52	616
Computer Storage & Peripherals – 1.6%		
OCZ Technology Group, Inc. (A)	206	998
Construction & Farm Machinery & Heavy Trucks – 4.8%		
Commercial Vehicle Group, Inc. (A)	52	344
Twin Disc, Incorporated	16	437
Wabash National Corporation (A)	91	432
Westport Innovations Inc. (A)	63	1,819
		3,032
Consumer Electronics – 1.1%		
SGOCO Technology Ltd. (A)	79	201
Skullcandy, Inc. (A)	36	509
		710
Distillers & Vintners – 0.1%		
China New Borun Corporation, ADR (A)	23	75
Electronic Components – 0.4%		
BCD Semiconductor Manufacturing Limited, ADR (A)	48	239

COMMON STOCKS (Continued)	Shares	Value
Electronic Equipment & Instruments – 1.3%		
FARO Technologies, Inc. (A)	27	$ 836
Electronic Manufacturing Services – 1.7%		
Fabrinet (A)	36	670
Maxwell Technologies, Inc. (A)	23	416
		1,086
Food Distributors – 0.8%		
Chefs' Warehouse Holdings, LLC (The) (A)	41	482
Food Retail – 0.7%		
Fresh Market, Inc. (The) (A)	12	450
General Merchandise Stores – 1.1%		
Gordmans Stores, Inc. (A)	57	681
Health Care Equipment – 3.9%		
ABIOMED, Inc. (A)	53	581
Spectranetics Corporation (The) (A)	164	1,174
Synovis Life Technologies, Inc. (A)	45	748
		2,503
Health Care Services – 1.3%		
Epocrates, Inc. (A)	40	358
ExamWorks Group, Inc. (A)	45	455
		813
Health Care Supplies – 3.8%		
Quidel Corporation (A)	93	1,521
Rochester Medical Corporation (A)	32	247
Synergetics USA, Inc. (A)	114	612
		2,380
Health Care Technology – 0.3%		
HealthStream, Inc. (A)	14	178
Human Resource & Employment Services – 1.0%		
On Assignment, Inc. (A)	93	659
Internet Software & Services – 12.6%		
Constant Contact, Inc. (A)	59	1,020
Envestnet, Inc. (A)	61	612
IntraLinks Holdings, Inc. (A)	66	497
Keynote Systems, Inc.	46	970
KIT digital, Inc. (A)	154	1,292
Liquidity Services, Inc. (A)	26	840
Responsys, Inc. (A)	14	148
SciQuest, Inc. (A)	44	650
SPS Commerce, Inc. (A)	77	1,251
Vocus, Inc. (A)	15	255
Website Pros, Inc. (A)	52	365
		7,900
IT Consulting & Other Services – 2.1%		
InterXion Holding N.V. (A)	28	331
ServiceSource International, LLC (A)	40	526
Virtusa Corporation (A)	36	469
		1,326
Managed Health Care – 0.7%		
Molina Healthcare, Inc. (A)	28	431
Movies & Entertainment – 1.5%		
Rentrak Corporation (A)	76	957

Ivy Micro Cap Growth Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Drilling – 1.3%		
Pioneer Drilling Company (A)	101	$ 723
Union Drilling, Inc. (A)	14	66
		789
Oil & Gas Equipment & Services – 3.3%		
Basic Energy Services, Inc. (A)	59	833
Natural Gas Services Group, Inc. (A)	31	400
RigNet, Inc. (A)	54	867
		2,100
Oil & Gas Exploration & Production – 1.2%		
Callon Petroleum Company (A)	122	471
Triangle Petroleum Corporation (A)	78	278
		749
Other Diversified Financial Services – 0.2%		
57th Street General Acquisition Corp. (A)	31	123
Pharmaceuticals – 3.3%		
BioMimetic Therapeutics, Inc. (A)	63	208
NuPathe Inc. (A)	60	121
Obagi Medical Products, Inc. (A)	89	808
Pacira Pharmaceuticals, Inc. (A)	92	918
		2,055
Research & Consulting Services – 1.8%		
Mistras Group, Inc. (A)	57	1,003
RPX Corporation (A)	7	147
		1,150
Restaurants – 4.4%		
BJ's Restaurants, Inc. (A)	27	1,181
Bravo Brio Restaurant Group, Inc. (A)	31	511
Caribou Coffee Company, Inc. (A)	24	284
McCormick & Schmick's Seafood Restaurants, Inc. (A)	33	230
Red Robin Gourmet Burgers, Inc. (A)	23	554
		2,760
Semiconductor Equipment – 1.2%		
Nanometrics Incorporated (A)	52	757
Semiconductors – 3.6%		
Diodes Incorporated (A)	21	382
Inphi Corporation (A)	21	186
Mellanox Technologies, Ltd. (A)	26	820
MIPS Technologies, Inc. (A)	43	208
Pericom Semiconductor Corporation (A)	42	308
RDA Microelectronics, Inc., ADR (A)	45	383
		2,287
Specialized Consumer Services – 1.2%		
Active Network, Inc., (The) (A)	50	$ 733
Systems Software – 4.6%		
Allot Communications Ltd. (A)	43	418
OPNET Technologies, Inc.	45	1,558
Velti plc (A)	140	923
		2,899
Trading Companies & Distributors – 2.2%		
CAI International, Inc. (A)	38	449
DXP Enterprises, Inc. (A)	49	915
		1,364
Trucking – 3.7%		
Celadon Group, Inc.	69	612
Marten Transport, Ltd.	49	848
Roadrunner Transportation Systems, Inc. (A)	48	663
Vitran Corporation Inc., Class A (A)	44	175
		2,298
TOTAL COMMON STOCKS – 91.0%		**$57,260**
(Cost: $62,220)		

INVESTMENT FUNDS – 0.1%		
Registered Investment Companies		
iShares Russell 2000 Growth Index Fund	1	**$ 37**
(Cost: $45)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.1%		
Sonoco Products Co., 0.310%, 10–3–11 (B)	$1,331	1,331
Master Note – 4.2%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (C)	2,644	2,644
TOTAL SHORT-TERM SECURITIES – 6.3%		**$ 3,975**
(Cost: $3,975)		
TOTAL INVESTMENT SECURITIES – 97.4%		**$61,272**
(Cost: $66,240)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.6%		**1,605**
NET ASSETS – 100.0%		**$62,877**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2011.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$57,260	$ —	$ —
Investment Funds	37	—	—
Short-Term Securities	—	3,975	—
Total	$57,297	$3,975	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks
Beginning Balance 4–1–11	$ 75
Net realized gain (loss)	(186)
Net unrealized appreciation (depreciation)	129
Purchases	—
Sales	(18)
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	—
Ending Balance 9–30–11	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–11	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Mid Cap Growth Fund

Asset Allocation

Stocks	**95.7%**
Information Technology	23.4%
Consumer Discretionary	20.6%
Health Care	13.6%
Industrials	13.3%
Financials	10.9%
Energy	6.3%
Consumer Staples	5.7%
Materials	1.9%
Purchased Options	**0.1%**
Cash and Cash Equivalents	**4.2%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	175/401	44
3 Year	26/355	8
5 Year	45/313	15
10 Year	57/196	29

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Fastenal Company	Industrials
CarMax, Inc.	Consumer Discretionary
Varian Medical Systems, Inc.	Health Care
Polypore International, Inc.	Industrials
Microchip Technology Incorporated	Information Technology
Wyndham Worldwide Corporation	Consumer Discretionary
Henry Schein, Inc.	Health Care
Trimble Navigation Limited	Information Technology
Cerner Corporation	Health Care
Fiserv, Inc.	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Mid Cap Growth Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 1.7%		
Expeditors International of Washington, Inc.	495	$ 20,086
Apparel, Accessories & Luxury Goods – 3.6%		
Columbia Sportswear Company	186	8,635
lululemon athletica inc. (A)	184	8,939
Vera Bradley, Inc. (A)	360	12,991
Warnaco Group, Inc. (The) (A)	298	13,749
		44,314
Application Software – 5.4%		
ANSYS, Inc. (A)	541	26,517
Solera Holdings, Inc.	458	23,125
SuccessFactors, Inc. (A)	683	15,707
		65,349
Auto Parts & Equipment – 2.0%		
BorgWarner Inc. (A)	409	24,739
Automotive Retail – 3.0%		
CarMax, Inc. (A)	1,510	36,005
Biotechnology – 1.0%		
Vertex Pharmaceuticals Incorporated (A)	281	12,507
Brewers – 0.9%		
Boston Beer Company, Inc. (The), Class A (A)	147	10,720
Communications Equipment – 1.9%		
Acme Packet, Inc. (A)	255	10,850
Aruba Networks, Inc. (A)	555	11,604
		22,454
Construction Materials – 0.9%		
Martin Marietta Materials, Inc.	171	10,820
Consumer Electronics – 2.6%		
Harman International Industries, Incorporated	796	22,761
Skullcandy, Inc. (A)	591	8,344
		31,105
Consumer Finance – 2.0%		
Discover Financial Services	1,036	23,761
Data Processing & Outsourced Services – 2.2%		
Fiserv, Inc. (A)	525	26,642
Department Stores – 0.9%		
Nordstrom, Inc.	229	10,442
Distillers & Vintners – 1.6%		
Brown-Forman Corporation, Class B	283	19,872
Electrical Components & Equipment – 4.6%		
Acuity Brands, Inc.	304	10,947
Polypore International, Inc. (A)	542	30,623
Roper Industries, Inc.	205	14,130
		55,700
Electronic Manufacturing Services – 2.3%		
Trimble Navigation Limited (A)	818	27,431
Food Retail – 1.7%		
Whole Foods Market, Inc.	310	20,243

COMMON STOCKS (Continued)	Shares	Value
Health Care Distributors – 2.3%		
Henry Schein, Inc. (A)	446	$ 27,672
Health Care Equipment – 6.9%		
Gen-Probe Incorporated (A)	268	15,357
IDEXX Laboratories, Inc. (A)	238	16,446
Intuitive Surgical, Inc. (A)	41	15,008
Varian Medical Systems, Inc. (A)	677	35,329
		82,140
Health Care Services – 1.2%		
Accretive Health, Inc. (A)	686	14,554
Health Care Technology – 2.2%		
Cerner Corporation (A)	396	27,161
Homefurnishing Retail – 1.5%		
Williams-Sonoma, Inc.	570	17,554
Hotels, Resorts & Cruise Lines – 2.9%		
Orient-Express Hotels Ltd. (A)	837	5,780
Wyndham Worldwide Corporation	1,019	29,042
		34,822
Industrial Gases – 1.0%		
Airgas, Inc.	194	12,372
Industrial Machinery – 3.4%		
Donaldson Company, Inc.	248	13,585
IDEX Corporation	660	20,574
Kaydon Corporation	237	6,800
		40,959
Insurance Brokers – 1.2%		
Arthur J. Gallagher & Co.	545	14,326
Internet Retail – 0.8%		
Netflix, Inc. (A)	84	9,477
Internet Software & Services – 1.3%		
DealerTrack Holdings, Inc. (A)	680	10,660
WebMD Health Corp., Class A (A)	183	5,517
		16,177
Investment Banking & Brokerage – 1.2%		
Greenhill & Co., Inc.	515	14,718
IT Consulting & Other Services – 1.7%		
Teradata Corporation (A)	386	20,655
Oil & Gas Drilling – 1.5%		
Patterson-UTI Energy, Inc.	1,017	17,629
Oil & Gas Equipment & Services – 2.3%		
Dresser-Rand Group Inc. (A)	388	15,742
Dril-Quip, Inc. (A)	219	11,806
		27,548
Oil & Gas Exploration & Production – 2.5%		
Continental Resources, Inc. (A)	262	12,685
Ultra Petroleum Corp. (A)	649	17,982
		30,667

Ivy Mid Cap Growth Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Packaged Foods & Meats – 1.5%		
Mead Johnson Nutrition Company	267	$ 18,350
Real Estate Management & Development – 1.3%		
CB Richard Ellis Group, Inc., Class A (A)	1,133	15,249
Regional Banks – 5.2%		
First Republic Bank (A)	964	22,335
Huntington Bancshares Incorporated	2,166	10,396
Signature Bank (A)	443	21,126
TCF Financial Corporation	1,012	9,272
		63,129
Research & Consulting Services – 0.3%		
IHS Inc., Class A (A)	53	3,966
Semiconductor Equipment – 1.8%		
Lam Research Corporation (A)	587	22,290
Semiconductors – 5.4%		
ARM Holdings plc, ADR	472	12,047
Cavium Inc. (A)	391	10,549
Microchip Technology Incorporated	946	29,443
Semtech Corporation (A)	608	12,822
		64,861
Specialty Stores – 3.3%		
PetSmart, Inc.	611	26,042
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	224	13,961
		40,003
Systems Software – 1.4%		
Red Hat, Inc. (A)	409	17,282
Trading Companies & Distributors – 3.3%		
Fastenal Company	1,209	40,234
TOTAL COMMON STOCKS – 95.7%		**$1,155,985**
(Cost: $1,276,491)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Netflix, Inc., Call $205.00, Expires 12-16-11, OTC (Ctrpty: UBS Securities LLC)	327	$ 23
Whole Foods Market, Inc., Call $65.00, Expires 11-21-11, OTC (Ctrpty: Morgan Stanley Smith Barney LLC)	1,616	909
TOTAL PURCHASED OPTIONS – 0.1%		**$ 932**
(Cost: $776)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.5%		
Bemis Company, Inc., 0.330%, 10–5–11 (B)	$4,000	4,000
Clorox Co.:		
0.340%, 10–6–11 (B)	5,292	5,292
0.270%, 10–11–11 (B)	4,600	4,600
Danaher Corporation, 0.070%, 10–5–11 (B)	9,000	9,000
Diageo Capital plc (GTD by Diageo plc), 0.370%, 10–11–11 (B)	5,405	5,404
General Mills, Inc., 0.170%, 10–17–11 (B)	7,000	6,999
Harley-Davidson Funding Corp., 0.330%, 10–24–11 (B)	5,000	4,999
Mattel Inc., 0.320%, 10–26–11 (B)	5,000	4,999
Prudential Funding LLC, 0.080%, 10–3–11 (B)	8,234	8,234
		53,527
Master Note – 0.2%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (C)	3,003	3,003
TOTAL SHORT-TERM SECURITIES – 4.7%		**$ 56,530**
(Cost: $56,530)		
TOTAL INVESTMENT SECURITIES – 100.5%		**$1,213,447**
(Cost: $1,333,797)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5%)		**(5,980)**
NET ASSETS – 100.0%		**$1,207,467**

Notes to Schedule of Investments

The following written options were outstanding at September 30, 2011 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Aruba Networks, Inc.	N/A	Put	1,999	October 2011	$ 20.00	$ 491	$ (250)
Netflix, Inc.	UBS Securities LLC	Put	327	December 2011	140.00	312	(1,103)
Noble Energy, Inc.	Deutsche Banc Alex. Brown Inc.	Put	1,793	November 2011	60.00	405	(368)
Whole Foods Market, Inc.	Morgan Stanley Smith Barney LLC	Put	2,136	November 2011	52.50	737	(321)
						$1,945	$(2,042)

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2011.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

Ivy Mid Cap Growth Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,155,985	$ —	$ —
Purchased Options	—	932	—
Short-Term Securities	—	56,530	—
Total	$1,155,985	$57,462	$ —
Liabilities			
Written Options	$ 250	$ 1,792	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Ivy Money Market Fund

Asset Allocation

Corporate Obligations	**60.1%**
Commercial Paper	39.9%
Notes	20.2%
Municipal Obligations	**38.5%**
United States Government and Government Agency Obligations and Liabilities, Net of Cash and Other Assets	**1.4%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	31/274	12
3 Year	11/252	5
5 Year	71/234	31
10 Year	79/194	41

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Money Market Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper		
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.170%, 10–6–11 (A)	$ 1,000	$ 1,000
0.210%, 12–12–11 (A)	4,000	3,998
Axis Bank Limited (GTD by Bank of America, N.A.),		
0.370%, 10–3–11 (A)	2,100	2,100
Baxter International Inc.,		
0.110%, 10–6–11 (A)	9,000	9,000
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited),		
0.130%, 11–15–11 (A)	2,000	2,000
Corporacion Andina de Fomento:		
0.190%, 10–17–11 (A)	2,500	2,500
0.170%, 10–26–11 (A)	5,200	5,199
0.250%, 11–21–11 (A)	500	500
0.770%, 12–7–11 (A)	4,000	3,994
0.700%, 5–15–12 (A)	1,200	1,195
Danaher Corporation,		
0.120%, 10–7–11 (A)	2,000	2,000
E.I. du Pont de Nemours and Company:		
0.120%, 10–25–11 (A)	2,000	2,000
0.130%, 10–27–11 (A)	5,000	4,999
0.160%, 12–1–11 (A)	600	600
0.170%, 12–8–11 (A)	5,464	5,462
Hewlett-Packard Company,		
0.110%, 10–4–11 (A)	4,000	4,000
McCormick & Co. Inc.,		
0.100%, 10–3–11 (A)	1,027	1,027
PACCAR Financial Corp.,		
0.110%, 10–4–11 (A)	3,500	3,500
River Fuel Company #2, Inc. (GTD by Bank of Nova Scotia),		
0.200%, 10–31–11 (A)	6,000	5,999
River Fuel Trust #1 (GTD by Bank of Nova Scotia),		
0.300%, 12–15–11 (A)	3,000	2,998
Sonoco Products Co.,		
0.310%, 10–3–11 (A)	1,375	1,375
St. Jude Medical, Inc.:		
0.190%, 10–11–11 (A)	3,200	3,200
0.180%, 10–13–11 (A)	1,000	1,000
0.210%, 10–27–11 (A)	9,000	8,998
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.160%, 10–4–11 (A)	2,100	2,100
0.120%, 10–11–11 (A)	2,200	2,200
0.130%, 10–18–11 (A)	3,000	3,000
0.160%, 11–8–11 (A)	4,500	4,499
0.190%, 12–16–11 (A)	1,000	999
0.190%, 12–19–11 (A)	770	770
0.190%, 12–20–11 (A)	5,000	4,998
Wisconsin Electric Power Co.,		
0.120%, 10–3–11 (A)	13,600	13,600
Total Commercial Paper – 39.9%		**110,810**
Notes		
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.530%, 12–28–11 (B)	2,900	2,902
0.610%, 12–28–11 (B)	2,000	2,000
0.470%, 12–29–11 (B)	2,025	2,025
Bank of America, N.A.,		
0.550%, 10–24–11 (B)	4,900	4,900

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
BellSouth Corporation (GTD by AT&T Inc.),		
4.370%, 4–26–12 (C)	$7,000	$ 7,142
Citigroup Funding Inc. (GTD by Federal Deposit Insurance Corporation),		
0.670%, 10–3–11 (B)(D)	3,000	3,006
Citigroup Inc.:		
0.470%, 12–16–11 (B)	844	843
6.000%, 2–21–12	1,700	1,735
5.250%, 2–27–12	1,066	1,085
Eli Lilly and Company,		
3.550%, 3–6–12	400	405
General Electric Capital Corporation:		
0.480%, 11–21–11 (C)	1,450	1,450
5.875%, 2–15–12	1,300	1,325
3.500%, 8–13–12	3,600	3,692
5.250%, 10–19–12	6,246	6,530
IBM International Group Capital LLC (GTD by International Business Machines Corporation),		
0.590%, 11–28–11 (B)	1,500	1,500
Kimberly-Clark Corporation,		
4.428%, 12–19–11	3,000	3,024
Rabobank Nederland:		
0.450%, 10–26–11 (B)	1,500	1,501
0.430%, 11–16–11 (B)	1,500	1,500
The Academy of the New Church, Var Rate Demand Bonds, Ser 2008 (GTD by Wachovia Bank, N.A.),		
0.220%, 10–7–11 (B)	2,095	2,095
Toyota Motor Credit Corporation,		
0.330%, 10–3–11 (B)	5,000	5,000
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.),		
0.220%, 10–7–11 (B)	1,610	1,610
Wachovia Corporation,		
0.480%, 12–1–11 (B)	1,000	1,000
Total Notes – 20.2%		**56,270**
TOTAL CORPORATE OBLIGATIONS – 60.1%		**$ 167,080**
(Cost: $167,080)		

MUNICIPAL OBLIGATIONS		
Arizona – 0.1%		
The Indl Dev Auth of Phoenix, AZ, Adj Mode Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (GTD by Wachovia Bank, N.A.),		
0.140%, 10–7–11 (B)	412	412
California – 7.7%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.),		
0.180%, 10–3–11 (B)	2,215	2,215
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation),		
0.090%, 10–3–11 (B)	2,000	2,000
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.),		
0.120%, 10–3–11 (B)	2,902	2,902

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/ Phase I), Ser 2005 I (GTD by United States Government), 0.160%, 10–7–11 (B)	$ 2,800	$ 2,800
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government), 0.150%, 10–7–11 (B)	3,165	3,165
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.): 0.110%, 10–7–11 (B)	1,905	1,905
0.110%, 10–7–11 (B)	1,000	1,000
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank, N.A.), 0.140%, 10–7–11 (B)	2,535	2,535
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.120%, 10–7–11 (B)	2,915	2,915
		21,437
Colorado – 3.6%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank, N.A.), 0.220%, 10–7–11 (B)	5,415	5,415
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank, N.A.), 0.170%, 10–7–11 (B)	4,000	4,000
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.150%, 10–7–11 (B)	475	475
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.), 0.450%, 10–7–11 (B)	250	250
		10,140
Florida – 1.3%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America, N.A.), 0.210%, 10–3–11 (B)	2,000	2,000
Pinellas Cnty Edu Fac Auth, Rfdg Prog Rev Bonds (Pooled Independent Higher Edu Institutions Loan Prog), Ser 1985 (GTD by Wachovia Bank, N.A.), 0.200%, 10–5–11	1,500	1,500
		3,500
Georgia – 4.2%		
Muni Elec Auth of GA (GTD by Wells Fargo Bank, N.A.), 0.220%, 10–17–11	11,773	11,773

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Illinois – 0.4%		
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank, N.A.), 0.080%, 10–7–11 (B)	$1,231	$ 1,231
Indiana – 1.8%		
IN Fin Auth, Hlth Sys Rev Bonds (Sisters of St. Francis Hlth Svcs, Inc. Oblig Group), Ser 2009H (GTD by JPMorgan Chase Bank, N.A.), 0.130%, 10–7–11 (B)	5,000	5,000
Louisiana – 3.0%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.120%, 10–3–11 (B)	2,711	2,711
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.110%, 10–7–11 (B)	3,000	3,000
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.120%, 10–7–11 (B)	2,000	2,000
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.100%, 10–3–11 (B)	500	500
		8,211
Maryland – 0.7%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.210%, 10–7–11 (B)	1,915	1,915
Mississippi – 5.0%		
MS Business Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (GTD by Wachovia Bank, N.A.), 0.220%, 10–7–11 (B)	4,925	4,925
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.100%, 10–3–11 (B)	5,500	5,500
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.100%, 10–3–11 (B)	3,400	3,400
		13,825
Missouri – 0.3%		
Kansas City, MO, Var Rate Demand Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.230%, 10–7–11 (B)	975	975
New York – 0.7%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corporation), 0.160%, 10–7–11 (B)	2,000	2,000

Ivy Money Market Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Texas – 4.8%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.160%, 10–7–11 (B)	$6,875	$ 6,875
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.120%, 10–3–11 (B)	2,925	2,925
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.120%, 10–3–11 (B)	3,505	3,505
		13,305
Wisconsin – 2.1%		
Ladysmith, WI, Var Rate Demand Indl Dev Rev Bonds (Indeck Ladysmith, LLC Proj), Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.270%, 10–7–11 (B)	3,095	3,095
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank, N.A.), 0.120%, 10–7–11 (B)	770	770
WI Hlth and Edu Fac Auth, Var Rate Rev Bonds (Aurora Hlth Care Inc.), Ser 2008-A (GTD by U.S. Bank, N.A.), 0.120%, 10–7–11 (B)	1,845	1,845
		5,710
Wyoming – 2.8%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.100%, 10–3–11 (B)	$7,783	$ 7,783
TOTAL MUNICIPAL OBLIGATIONS – 38.5%		**$ 107,217**
(Cost: $107,217)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations		
Overseas Private Investment Corporation (GTD by United States Government):		
0.080%, 10–7–11 (B)	1,754	1,754
0.080%, 10–7–11 (B)	1,500	1,500
Totem Ocean Trailer Express, Inc. (GTD by United States Government), 0.600%, 10–17–11 (B)	1,554	1,554
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 1.7%		**$ 4,808**
(Cost: $4,808)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$ 279,105**
(Cost: $279,105)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		**(971)**
NET ASSETS – 100.0%		**$ 278,134**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at September 30, 2011.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets or the next demand date.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011.

(D)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$167,080	$ —
Municipal Obligations	—	107,217	—
United States Government Agency Obligations	—	4,808	—
Total	$ —	$279,105	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Municipal Bond Fund

Asset Allocation

Bonds	**90.4%**
Municipal Bonds	90.4%
Cash and Cash Equivalents	**9.6%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	73/237	31
3 Year	35/214	17
5 Year	30/188	16
10 Year	44/157	28

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**84.1%**
AAA	1.7%
AA	30.6%
A	31.8%
BBB	20.0%
Non-Investment Grade	**6.3%**
Below CCC	0.4%
Non-rated	5.9%
Cash and Cash Equivalents	**9.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 2.1%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	$ 500	$ 575
The Spl Care Fac Fin Auth of Birmingham - Children's Hosp, Hlth Care Fac Rev Bonds, Children's Hosp, Ser 2009, 6.000%, 6–1–39	750	827
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1–1–34	750	790
		2,192
Arizona – 1.2%		
Bullhead City, AZ, Bullhead Prkwy Impvt Dist, Impvt Bonds, 6.100%, 1–1–13	175	176
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	500	581
Univ Med Ctr Corp (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39	500	523
		1,280
California – 10.9%		
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	500	523
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	460	411
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	415	457
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37	500	506
CA Various Purp GO Bonds:		
5.000%, 2–1–22	495	517
5.250%, 9–1–26	1,500	1,629
5.250%, 10–1–29	500	533
6.500%, 4–1–33	1,000	1,171
6.000%, 11–1–39	500	557
Cnty of Sacramento, Arpt Sys Sub and PFC/ Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25	500	537
Golden State Tob Securitization Corp, Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2003B, 5.000%, 6–1–43	1,000	1,074
Golden State Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2003A-1, 6.750%, 6–1–39	200	221
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009 F, 5.000%, 1–1–34	500	522
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8–1–21	250	267
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	250	259

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20	$ 570	$ 573
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, GO Bonds, Ser 2004A, 5.500%, 8–1–29	200	228
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	685	747
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	500	581
Trustees of the CA State Univ Systemwide Rev Bonds, Ser 2002A, 5.500%, 11–1–15	250	262
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31 (A)	150	45
		11,620
Colorado – 4.7%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12–1–25	500	537
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	1,000	1,130
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	475	479
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A, 5.500%, 11–1–29	425	438
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bds, Ser 2010, 5.625%, 12–1–40	500	496
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	500	582
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30	500	500
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	750	802
		4,964
Connecticut – 0.4%		
Capital City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22	370	422
District Of Columbia – 2.0%		
DC GO Rfdg Bonds, Ser 2008F, 5.000%, 6–1–19	1,000	1,157
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	500	536
Metro Washington Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (A)	500	409
		2,102

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Florida – 8.1%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39	$ 500	$ 557
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	500	524
Citizens Ppty Ins Corp, Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	400	442
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	555	699
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	600	849
Jacksonville, FL Better Jacksonville Sales Tax Rev Bonds, Ser 2003, 5.250%, 10–1–19	250	264
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	500	522
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	385	403
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	500	538
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	500	573
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B, 5.250%, 10–1–22	500	601
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C, 5.000%, 10–1–17	500	588
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	500	531
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20	500	576
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	500	503
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj.) Ser 2011, 5.250%, 10–15–22	500	548
		8,718
Georgia – 1.1%		
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	500	530
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20	500	587
		1,117
Hawaii – 1.0%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7–1–21	1,000	1,095

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois – 2.1%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	$ 230	$ 190
5.700%, 5–1–36	250	209
Chicago GO Bonds, Proj and Rfdg, Ser 2004A, 5.250%, 1–1–21	250	265
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	500	523
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19	500	599
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb, L.L.C. - Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	395	433
		2,219
Indiana – 3.1%		
Ball State Univ Board of Trustees, Ball State Univ Student Fee Bonds, Ser K, 5.750%, 7–1–18	500	507
East Chicago Elem Sch Bldg Corp (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16	190	191
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	500	513
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac - Phase II), Ser 2008C, 5.000%, 7–1–17	500	568
IN Hlth and Edu Fac Fin Auth, Hosp Rev Bonds (Cmnty Fndtn of NW IN Oblig Group), Ser 2007, 5.500%, 3–1–37	250	241
Mt. Vernon Sch Bldg Corp of Hancock Cnty, IN, First Mtg Bonds, Ser 2007, 5.250%, 1–15–32	500	525
New Albany-Floyd Cnty Sch Bldg Corp, First Mtg Bonds, Ser 2002, 5.750%, 7–15–17	675	703
		3,248
Iowa – 1.0%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 6.000%, 6–1–34	1,000	1,009
Kansas – 0.8%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	548
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003A-2, 5.650%, 6–1–35	95	100
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B - Major Multi-Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21 (A)	400	239
		887

Ivy Municipal Bond Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Kentucky – 2.8%		
Cmnwlth of KY, State Ppty and Bldg Commission, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19	$ 500	$ 602
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6–1–21	500	531
6.500%, 3–1–45	350	369
Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7–1–28	500	518
Ohio, KY, Pollutn Ctl Rfdg Rev Bonds (Big Rivers Elec Corp Proj), Ser 2010A, 6.000%, 7–15–31	500	518
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7–1–16	330	386
		2,924
Louisiana – 2.1%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	500	508
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23	500	575
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010, 5.000%, 12–1–22	1,000	1,145
		2,228
Maryland – 1.0%		
MD Econ Dev Corp, Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9–1–22	500	594
MD Trans Auth, Arpt Prkg Rev Bonds (Baltimore/Washington Intl Arpt Proj), Ser 2002B, 5.375%, 3–1–15	405	414
		1,008
Massachusetts – 1.4%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	500	509
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	425	456
MA Port Auth, PFC Rev Rfdg Bonds, Ser 2010-E, 5.000%, 7–1–15	500	551
		1,516
Michigan – 1.6%		
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5–15–26	500	525
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	250	257
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA, 0.000%, 10–15–22 (A)	1,000	593

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
State Bldg Auth, MI, 2008 Rev and Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10–15–18	$305	$ 345
		1,720
Minnesota – 0.9%		
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	500	548
Victoria, MN, Private Sch Fac Rev Bonds (Holy Fam Catholic High Sch Proj), Ser 1999A, 5.600%, 9–1–19	400	399
		947
Mississippi – 0.8%		
The Univ of Southn MS, S.M. Edu Bldg Corp, Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9–1–36	750	826
Missouri – 3.7%		
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	200	192
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	175	134
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	500	521
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	200	201
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2004A, 5.250%, 12–1–19	65	67
MO Dev Fin Board, Infra Fac Rev Bonds (Independence, MO - Events Ctr Proj), Ser 2009A, 6.625%, 4–1–33	580	610
Platte Cnty R-III Sch Dist Bldg Corp, Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3–1–28	340	370
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35	500	516
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24	500	461
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	250	242
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4–1–18	100	109
The Indl Dev Auth of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9–1–28	500	469
		3,892

MUNICIPAL BONDS (Continued)	Principal	Value
Nevada – 0.9%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	$500	$ 572
Overton Power District No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 6.500%, 12–1–18	290	335
		907
New Hampshire – 0.7%		
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRGHlthcare Issue, Ser 2009, 7.000%, 4–1–38	250	293
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38	440	442
		735
New Jersey – 3.7%		
NJ Econ Dev Auth Rev Bonds (Provident Group-Montclair Ppty L.L.C. - Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	350	361
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2005O, 5.125%, 3–1–30	250	261
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	500	554
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1, 5.000%, 12–1–19	500	521
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	500	533
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A, 5.500%, 12–15–22	500	590
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B-2, 5.000%, 12–15–16	500	572
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	435	504
		3,896
New Mexico – 0.5%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D, 6.000%, 1–1–37	65	70
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2, 5.250%, 7–1–30	455	470
		540
New York – 2.3%		
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (A)	500	274
0.000%, 3–1–26 (A)	500	259
0.000%, 3–1–27 (A)	500	243
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Twenty-Seventh Ser, 5.500%, 12–15–14	500	522

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser, 5.750%, 11–1–30	$500	$ 551
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	105	105
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	485	486
		2,440
North Carolina – 1.5%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19	250	287
NC Med Care Comsn, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E-2, 6.000%, 12–1–36	500	561
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (A)	500	136
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34	500	555
		1,539
Ohio – 1.4%		
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	500	529
OH Major New State Infra Proj Rev Bonds, Ser 2008-I, 6.000%, 6–15–17	395	485
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund), (Midwest Terminals Proj) Ser 2007C, 6.000%, 11–15–27	460	433
		1,447
Oklahoma – 1.7%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	500	532
Grand River Dam Auth, Rev Bonds, Ser 2008A, 5.000%, 6–1–18	905	1,073
Tulsa Pub Fac Auth, Assembly Ctr Lease Payment Rev Bonds, Rfdg Ser 1985, 6.600%, 7–1–14	160	174
		1,779
Oregon – 0.2%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35	250	264
Pennsylvania – 3.9%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1–1–17	250	265

Ivy Municipal Bond Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36	$ 350	$ 363
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	500	500
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	500	532
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	250	265
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010 B-2, 0.000%, 12–1–28 (A)	1,500	1,265
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A, 5.250%, 12–15–24	445	480
The Sch Dist of Philadelphia, PA, GO Bonds, Ser 2002A, 5.500%, 2–1–18	500	509
		4,179
Puerto Rico – 2.6%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	750	806
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	500	526
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser DDD, 5.000%, 7–1–21	1,000	1,077
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (A)	500	366
		2,775
Rhode Island – 0.5%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2009A, 6.250%, 12–1–27	500	525
South Carolina – 0.1%		
Tob Stlmt Rev Mgmt Auth, 5% Tob Stlmt Asset-Bkd Rfdg Bonds, Ser 2008, 5.000%, 6–1–18	130	130
Tennessee – 0.5%		
The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18	500	568
Texas – 9.4%		
Arlington, TX Spl Tax Rev Bonds, Ser 2008, 5.000%, 8–15–18	300	349
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	250	256
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3–15–19	355	422

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Cass Cnty Indl Dev Corp, Envirnmt Impvt, Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	$ 500	$ 631
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3–1–17	500	582
Harris Cnty Cultural Edu Fac Fin Corp, Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11–15–16	200	211
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–33	500	467
Houston Higher Edu Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.500%, 5–15–31	1,000	1,058
Howard Cnty, TX GO Bonds, Ser 2008, 4.650%, 2–15–24	505	524
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 5.750%, 5–15–23	500	577
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	500	488
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 5.625%, 12–1–17	505	514
North TX Twy Auth, Sys Rev Rfdg Bonds (First Tier Current Interest Bonds), Ser 2008A, 6.000%, 1–1–25	500	559
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (A)	1,000	362
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2–15–20	500	580
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp - Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	500	484
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27	250	234
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	325	373
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	500	535
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010, 7.500%, 6–30–33	750	841
		10,047
Vermont – 0.1%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27, 5.500%, 11–1–37	125	126

MUNICIPAL BONDS (Continued)	Principal	Value
Virgin Islands – 1.5%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note - Cruzan Proj), Ser 2009A, 6.000%, 10–1–39	$ 500	$ 520
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 5.000%, 10–1–25	1,000	1,019
		1,539
Virginia – 1.3%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	500	580
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E, 5.500%, 7–1–20	490	517
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8–1–22	250	296
		1,393
Washington – 1.7%		
Pub Util Dist No. 1, Pend Oreille Cnty, WA, Box Canyon Production Sys Rev Bonds, Ser 2010, 5.750%, 1–1–41	750	803
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svc), Ser 2009A, 6.500%, 11–15–33	500	526
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	500	472
		1,801
West Virginia – 0.8%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.500%, 10–1–31	300	311
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6–1–39	500	519
		830

MUNICIPAL BONDS (Continued)	Principal	Value
Wisconsin – 1.5%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12–1–19	$1,000	$ 1,094
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	500	548
		1,642
Wyoming – 0.8%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004, 5.750%, 6–1–34	300	276
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1–1–23	500	541
		817
TOTAL MUNICIPAL BONDS – 90.4%		**$ 95,853**
(Cost: $89,567)		
SHORT-TERM SECURITIES		
Commercial Paper – 2.2%		
Sonoco Products Co., 0.310%, 10–3–11 (B)	2,231	2,231
Master Note – 0.2%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (C)	260	260
Municipal Obligations – 6.1%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.100%, 10–3–11 (C)	6,500	6,500
TOTAL SHORT-TERM SECURITIES – 8.5%		**$ 8,991**
(Cost: $8,991)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$104,844**
(Cost: $98,558)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		**1,170**
NET ASSETS – 100.0%		**$106,014**

Notes to Schedule of Investments

(A) Zero coupon bond.

(B) Rate shown is the yield to maturity at September 30, 2011.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 95,853	$ —
Short-Term Securities	—	8,991	—
Total	$ —	$104,844	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Municipal High Income Fund

Asset Allocation

Bonds	**94.5%**
Municipal Bonds	94.5%
Cash and Cash Equivalents	**5.5%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	7/125	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**41.3%**
AA	2.3%
A	8.9%
BBB	30.1%
Non-Investment Grade	**53.2%**
BB	9.6%
B	3.5%
CCC	0.6%
Below CCC	0.3%
Non-rated	39.2%
Cash and Cash Equivalents	**5.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 0.6%		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A,		
6.500%, 1–1–27	$ 2,500	$ 2,431
Arizona – 3.7%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B,		
0.975%, 1–1–37 (A)	10,000	6,429
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008:		
7.500%, 5–1–19	1,070	1,197
8.000%, 5–1–25	7,500	8,411
Indl Dev Auth of Yavapai, Edu Rev Bonds, AZ Agribusiness and Equine Ctr, Inc. Proj, Ser 2011,		
7.875%, 3–1–42	3,500	3,713
The Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A,		
6.125%, 12–15–34	1,315	1,243
The Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A,		
6.125%, 9–1–34	500	451
		21,444
Arkansas – 0.1%		
Pub Fac Board of Benton Cnty, AR, Charter Sch Lease Rev Bonds (BCCSO Proj), Ser 2010A,		
6.000%, 6–1–40	500	503
California – 9.9%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A,		
6.750%, 7–1–39	4,000	4,176
Anaheim Cmnty Facs Dist No. 08-1 (Platinum Triangle), Spl Tax Bonds, Ser 2010,		
6.250%, 9–1–40	5,275	5,261
CA Muni Fin Auth (Literacy First Proj), Charter Sch Lease Rev Bonds, Ser 2010B,		
6.000%, 9–1–30	1,085	1,008
CA Muni Fin Auth Edu Fac Rev Bonds (King/ Chavez Academies Proj), Ser 2009B,		
8.000%, 10–1–22	400	452
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A,		
5.250%, 6–1–36	1,150	943
CA Muni Fin Auth, Edu Fac Rev Bonds (King/ Chavez Academies Proj), Ser 2009A,		
8.750%, 10–1–39	1,505	1,697
CA Statewide Cmnty Dev Auth, Rev Bonds (Southn CA Presbyterian Homes), Ser 2009,		
7.000%, 11–15–29	150	163
CA Statewide Cmnty Dev Auth, Rev Bonds (Thomas Jefferson Sch of Law), Ser A,		
7.250%, 10–1–32	3,400	3,482
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	3,250	3,176
6.350%, 7–1–46	250	251
CA Various Purp GO Bonds:		
6.000%, 4–1–35	250	277
6.000%, 11–1–39	4,445	4,949

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010,		
6.125%, 9–15–40	$1,500	$ 1,574
Cmnty Fac Dist No. 15 (Mission Ranch) of Riverside Unif Sch Dist, Spl Tax Bonds (Impvt Area No. 3), Ser 2009A:		
6.500%, 9–1–29	360	365
6.750%, 9–1–39	70	71
Cmnty Fac Dist No. 2009–1 of Chino, 2010 Spl Tax Bonds,		
6.750%, 9–1–40	1,800	1,820
Cmnty Redev Agy of Hawthorne, Cmnty Fac Dist No. 1999–1 (Gateway Ctr), 2010 Spl Tax Rfdg Bonds,		
6.125%, 10–1–25	2,200	2,279
Golden State Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2007A–1,		
5.125%, 6–1–47	1,000	637
Inland Empire Tob Securitization Auth, Tob Stlmt Asset-Bkd Bonds (Inland Empire Tob Securitization Corp), Ser 2007,		
4.625%, 6–1–21	1,630	1,307
Lompoc Redev Agy (Santa Barbara Cnty, CA), Old Town Lompoc Redev Proj, Tax Alloc Bonds, Ser 2010:		
5.750%, 9–1–29	225	214
5.750%, 9–1–31	365	347
6.000%, 9–1–39	1,000	950
Palomar Pomerado Hlth,		
6.000%, 11–1–41	3,000	2,903
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part,		
6.750%, 11–1–39	4,935	5,105
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E,		
6.500%, 10–1–40	2,705	2,811
Redev Agy of Hollister, Cmnty Dev Proj Tax Alloc Bonds (Cnty of San Benito, CA), Ser 2009:		
6.750%, 10–1–29	75	79
7.000%, 10–1–32	510	545
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds,		
8.000%, 8–1–38	100	111
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
8.000%, 12–1–26	1,000	1,108
8.000%, 12–1–31	4,400	4,744
San Diego Cnty Rgnl Arpt Auth, Sub Arpt Rev Bonds, Ser 2010A,		
5.000%, 7–1–21	2,000	2,256
San Jose, CA Arpt Rev Bonds, Ser 2011A–1,		
5.250%, 3–1–34	2,500	2,541
		57,602
Colorado – 6.9%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008,		
6.000%, 10–1–40	6,690	6,634
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010,		
6.125%, 10–1–40	2,500	2,511

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Church Ranch Metro Dist, Westminster, CO, GO Ltd Tax Bonds, Ser 2003, 6.000%, 12–1–33	$1,160	$ 1,041
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	85	97
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	230	254
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	1,000	1,009
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty – Clermont Park Proj), Ser 2006A, 5.750%, 1–1–37	350	321
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty – Clermont Park Proj), Ser 2009A, 7.250%, 1–1–19	100	104
CO Hlth Fac Auth (Christian Living Cmnty – Clermont Park Proj), Rev Bonds, Ser 2009A, 9.000%, 1–1–34	30	32
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11–15–40	1,250	1,280
Denver Hlth and Hosp Auth, Hlthcare Rev Bonds, Ser 2009A, 6.250%, 12–1–33	925	946
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	2,345	2,373
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	3,500	3,509
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax GO Bonds, Ser 2007, 5.500%, 12–15–27	4,660	4,108
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010:		
6.500%, 1–15–30	3,000	3,208
6.000%, 1–15–41	2,500	2,565
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Bonds, Ser 2006, 5.750%, 12–1–36	4,344	3,826
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	3,869	3,226
Tallyn's Reach Metro Dist No. 3 (Aurora, CO), GO Bonds, Ser 2004, 6.625%, 12–1–23	500	515
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	2,550	2,418
		39,977
Connecticut – 0.4%		
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	110	110
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	2,000	2,184
		2,294

MUNICIPAL BONDS (Continued)	Principal	Value
District Of Columbia – 0.1%		
Metro WA Arpts Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10–1–44 (B)	$1,000	$ 666
Florida – 2.9%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	585	609
6.750%, 11–1–39	1,390	1,456
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41	5,685	5,845
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 9–15–30	2,750	2,648
6.000%, 9–15–40	2,000	1,824
FL Hurricane Catastrophe Fund Fin Corp, Rev Bonds, Ser 2010A, 5.000%, 7–1–15	1,000	1,100
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	350	496
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–25	1,000	1,075
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 6.000%, 8–1–45	1,800	1,821
		16,874
Georgia – 0.9%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	500	508
Dev Auth of Clayton Cnty, GA, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2009A, 8.750%, 6–1–29	3,400	3,935
Savannah Econ Dev Auth, First Mtg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2003A:		
7.400%, 1–1–24	250	251
7.400%, 1–1–34	815	815
		5,509
Guam – 1.4%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, 6.625%, 12–1–30	1,400	1,414
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A, 6.875%, 12–1–40	1,500	1,538
Govt of GU, GO Bonds, Ser 1993A, 5.400%, 11–15–18	2,000	2,000
Govt of GU, GO Bonds, Ser 2009A:		
5.750%, 11–15–14	105	108
7.000%, 11–15–39	3,000	3,137
		8,197
Hawaii – 1.0%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	450	521
9.000%, 11–15–44	4,200	4,819

MUNICIPAL BONDS (Continued)	Principal	Value
Hawaii (Continued)		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009C–2, 6.400%, 11–15–14	$ 500	$ 501
		5,841
Idaho – 0.2%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7-1-40	1,000	904
6.250%, 7-1-45	550	492
		1,396
Illinois – 8.2%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	1,360	1,124
5.700%, 5–1–36	3,160	2,643
Cert of Part, Metra Market of Chicago, L.L.C. Redev Proj, Ser A, 6.870%, 2-15-24	1,600	1,681
Chicago Midway Arpt, Second Lien Rev Bonds, Ser 2010B, 5.000%, 1–1–34	1,500	1,636
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A, 5.750%, 1–1–39	1,000	1,110
Chicago Recovery Zone Fac Rev Bonds (Asphalt Operating Svc of Chicago Proj), Ser 2010, 6.125%, 12–1–18	2,500	2,537
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	470	487
IL Fin Auth (Greenfields of Geneva Proj), Rev Bonds, Ser 2010C–3, 6.250%, 2–15–16	3,000	3,001
IL Fin Auth, Recovery Zone Fac Rev Bonds (Navistar Intl Corp Proj), Ser 2010, 6.500%, 10–15–40	6,000	6,241
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010D–3, 6.000%, 5–15–17	4,000	4,010
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	6,735	7,083
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A, 5.875%, 2–15–38	1,400	1,285
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38	65	73
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009C, 6.625%, 11–1–39	250	271
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	500	520
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Ad Valorem Tax Bonds, Ser 2010, 7.500%, 3–1–32	1,500	1,528

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	$1,855	$ 1,895
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	680	712
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11–15–40	1,100	1,088
7.375%, 11–15–45	1,500	1,486
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (B)	1,840	1,492
Vlg of Riverdale Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	5,255	5,563
		47,466
Indiana – 2.3%		
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	10	10
Hendricks Cnty, IN Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	235	244
IN Fin Auth, Edu Fac Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A, 9.000%, 7–1–39	1,075	1,263
Lake Station 2008 Bldg Corp, Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	3,170	3,409
Rockport, IN, Pollutn Ctrl Rev Rfdg Bonds (IN MI Power Co Proj), Ser 2009A, 6.250%, 6–1–25	1,000	1,107
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	2,000	2,007
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1–15–27	4,165	3,772
Whiting, IN, Redev Dist Tax Incr Rev Bonds of 2010 (Lakefront Dev Proj), 6.750%, 1–15–32	1,430	1,445
		13,257
Iowa – 0.1%		
Coralville, IA (Coralville Marriott Hotel and Convention Ctr), Cert of Part in Base Lease Payments, Ser 2006D, 5.250%, 6–1–26	500	512
Kansas – 2.0%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	548
Lawrence, KS (The Bowersock Mills & Power Co Hydroelec Proj) Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	4,000	4,000
Olathe, KS, Spl Oblig Tax Incr Rev Bonds (West Vlg Ctr Proj), Ser 2007:		
5.450%, 9–1–22	500	337
5.500%, 9–1–26	500	331

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A,		
6.000%, 11–15–38	$6,000	$ 5,477
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B – Major Multi-Sport Athletic Complex Proj), Ser 2010B,		
0.000%, 6–1–21 (B)	1,100	658
		11,351
Kentucky – 1.8%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	2,500	2,623
6.500%, 3–1–45	3,500	3,688
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp Proj), Ser 2010,		
6.375%, 8–1–40	2,000	2,013
Ohio, KY, Pollutn Ctl Rfdg Rev Bonds (Big Rivers Elec Corp Proj), Ser 2010A,		
6.000%, 7–15–31	2,000	2,073
		10,397
Louisiana – 0.9%		
LA Local Govt Envirnmt, Fac and Comm Dev Auth, Rev Bonds (Westlake Chemical Corp Projs) (Ike Zone), Ser 2010A–2,		
6.500%, 11–1–35	4,000	4,189
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A,		
6.500%, 1–1–40	745	772
		4,961
Maine – 0.1%		
Portland, ME, Gen Arpt Rev Bonds, Ser 2010,		
5.000%, 1–1–30	500	520
Maryland – 0.6%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B,		
5.750%, 6–1–35	500	501
MD Econ Dev Corp, Port Fac Rfdg Rev Bonds (CNX Marine Terminals Inc. Port of Baltimore Fac), Ser 2010,		
5.750%, 9–1–25	3,000	3,002
		3,503
Massachusetts – 0.0%		
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009A,		
7.875%, 6–1–44	200	206
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009C–2,		
6.250%, 6–1–14	65	65
		271
Michigan – 5.5%		
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2001(C–1),		
7.000%, 7–1–27	1,000	1,175
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B),		
7.500%, 7–1–33	500	597

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Detroit, MI, GO Bonds, Ser 2004–A(1),		
5.250%, 4–1–23	$ 1,420	$ 1,206
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	350	365
7.500%, 7–1–39	2,000	2,075
Garden City Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Garden City Hosp Oblig Group), Ser 2007A,		
4.875%, 8–15–27	250	201
Kent Hosp Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A,		
6.250%, 7–1–40	10,000	9,676
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A,		
6.125%, 9–1–40	4,535	4,176
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A,		
8.500%, 10–1–45	3,500	3,795
MI Fin Auth, State Aid Rev Notes, Sch Dist of Detroit, Ser 2001A–1,		
8.000%, 10–1–30	2,480	2,649
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V:		
8.000%, 9–1–29	55	65
8.250%, 9–1–39	4,750	5,645
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W,		
6.000%, 8–1–39	150	157
The Econ Dev Corp of Dearborn, MI, Ltd Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11–15–18	250	248
7.000%, 11–15–38	150	141
		32,171
Minnesota – 0.5%		
Minneapolis Hlth Care Sys Rev Bonds, (Fairview Hlth Svc), Ser 2008B,		
6.500%, 11–15–38	2,350	2,665
Missouri – 7.4%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A,		
7.750%, 5–1–28	655	706
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004:		
6.000%, 3–1–19	2,610	2,552
6.250%, 3–1–24	1,100	1,059
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2006,		
5.625%, 3–1–25	520	468
Broadway–Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A,		
6.125%, 12–1–36	200	153
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.500%, 10–1–31	365	272
5.550%, 10–1–36	325	235

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A:		
6.500%, 10–1–30	$1,000	$1,052
6.500%, 10–1–35	1,000	1,049
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,360	2,126
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
6.000%, 4–1–18	1,170	1,140
7.000%, 4–1–28	535	501
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	1,000	1,001
Lee's Summit, MO, Tax Incr Rev Bonds (Summit Fair Proj) Ser 2011, 7.250%, 4–1–30	5,000	5,048
Liberty, MO, Tax Incr Rev Bonds (Liberty Triangle Proj), Ser 2007, 5.500%, 10–1–22	205	182
Manchester, MO, Tax Increment and Trans Rfdg Rev Bonds (Highway 141/Manchester Road Proj), Ser 2010, 6.875%, 11–1–39	3,000	3,077
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010, 5.400%, 5–1–35	1,435	1,438
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	225	212
St. Louis Muni Fin Corp, Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A:		
0.000%, 7–15–36 (B)	750	166
0.000%, 7–15–37 (B)	1,500	310
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4–1–33	3,950	4,043
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	105	95
The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, 5.875%, 11–1–35	250	184
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	1,500	1,486
6.500%, 1–1–35	3,500	3,335
The Indl Dev Auth of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010C–2, 7.000%, 11–15–15	250	252
The Indl Dev Auth of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010D, 6.500%, 5–15–15	1,000	1,002
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010–C, 6.000%, 9–1–24	2,000	1,844

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	$ 225	$ 218
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	6,890	6,459
The Indl Dev Auth of St. Louis, MO, Tax Incr and Cmnty Impvt Dist Rfdg Rev Bonds (Loughborough Commons Redev Proj), Ser 2007, 5.750%, 11–1–27	940	873
Univ Place Trans Dev Dist (St. Louis Cnty, MO), Sub Trans Sales Tax and Spl Assmt Rev Bonds, Ser 2009, 7.500%, 4–1–32	1,150	1,282
		43,820
Nevada – 0.6%		
Clark Cnty, NV, Spl Impvt Dist No. 142 (Mountain's Edge), Local Impvt Bonds, Ser 2003, 6.100%, 8–1–18	95	98
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A:		
6.000%, 6–15–15	1,325	1,434
8.000%, 6–15–30	1,500	1,715
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	265	313
		3,560
New Jersey – 1.7%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 6.400%, 9–15–23	7,700	7,573
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000, 7.000%, 11–15–30	1,000	1,000
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B:		
7.125%, 12–1–23	850	1,009
7.500%, 12–1–32	450	522
		10,104
New York – 1.7%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A, 5.000%, 10–1–22	1,000	1,152
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A, 6.700%, 1–1–43	4,200	3,980
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005:		
7.500%, 8–1–16	500	500
7.750%, 8–1–31	1,295	1,286
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A:		
7.250%, 1–1–20	340	341
7.250%, 1–1–30	1,940	1,940

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	$ 715	$ 716
		9,915
North Carolina – 0.3%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1–1–39	1,520	1,468
Ohio – 3.6%		
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007, 5.125%, 6–1–24	8,155	6,212
Cleveland-Cuyahoga Cnty Port Auth (Garfield Heights Proj), Dev Rev Bonds, Ser 2004D, 5.250%, 5–15–23	1,470	1,234
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Port of Cleveland Bond Fund), (Cleveland – Flats East Dev Proj), Ser 2010B, 7.000%, 5–15–40	2,600	2,665
Columbus-Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Rgnl Bond Fund), (One Neighborhood Proj), Ser 2010A, 6.500%, 11–15–39	1,225	1,178
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	500	578
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	4,590	4,977
OH Higher Edu Fac Rev Bonds (Ashland Univ 2010 Proj), 6.250%, 9–1–24	1,000	1,023
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	500	500
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund), (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5–15–28	915	806
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C, 6.375%, 11–15–32	310	299
Toledo-Lucas Cnty Port Auth, Spl Assmt Rev Bonds (Crocker Park Pub Impvt Proj), Ser 2003, 5.375%, 12–1–35	1,930	1,661
		21,133
Oklahoma – 1.2%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	1,958
6.000%, 11–15–38	5,450	4,901
		6,859
Oregon – 0.8%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hltcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	1,240	1,519

MUNICIPAL BONDS (Continued)	Principal	Value
Oregon (Continued)		
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9–1–30	$1,135	$ 1,181
6.375%, 9–1–40	1,750	1,827
		4,527
Pennsylvania – 2.7%		
Allegheny Cnty Hosp Dev Auth, Hlth Sys Rev Bonds (West Penn Allegheny Hlth Sys), Ser 2007A, 5.375%, 11–15–40	2,000	1,667
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	200	225
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1–1–45	5,000	4,706
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	4,000	3,766
PA Econ Dev Fin Auth, Solid Waste Disp Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2004A, 4.700%, 11–1–21	675	732
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7–1–43	1,530	1,538
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7–1–21	1,000	1,104
Philadelphia Auth for Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11–15–40	1,000	924
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8–1–40	1,250	1,252
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992, 7.300%, 7–1–12 (C)	70	24
		15,938
Puerto Rico – 2.2%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2011 C, 6.500%, 7–1–40	3,000	3,278
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX:		
5.750%, 7–1–36	2,415	2,538
5.250%, 7–1–40	5,270	5,347
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	500	554
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010C, 6.500%, 8–1–35	1,000	1,131
		12,848
South Carolina – 0.7%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1–1–34	1,550	1,705

Ivy Municipal High Income Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
South Carolina (Continued)		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsgn Fndtn, LLC Proj), Ser 2009A,		
6.000%, 4–1–30	$1,510	$1,495
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A,		
6.500%, 4–1–42	750	764
		3,964
Tennessee – 1.6%		
The Hlth and Edu Fac Board of Johnson City, TN, Hosp First Mtg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A,		
5.500%, 7–1–36	7,135	7,105
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A,		
6.500%, 7–1–38	500	538
The Hlth and Edu Fac Board of the Metro Govt of Nashville and Davidson Cnty, TN (The Blakeford at Green Hills), Rev Rfdg Bonds, Ser 1998,		
5.650%, 7–1–24	1,700	1,646
		9,289
Texas – 13.6%		
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010,		
6.200%, 7–1–45	250	256
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A,		
9.500%, 3–1–33	500	624
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (B)	500	99
0.000%, 1–1–40 (B)	500	76
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2011,		
6.250%, 1–1–46	3,000	3,089
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9–1–29	100	104
9.000%, 9–1–38	1,250	1,299
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009,		
7.000%, 8–15–28	500	501
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008,		
6.000%, 2–15–38	250	228
Houston Higher Edu Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A,		
6.875%, 5–15–41	1,800	1,940
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7–1–25	1,000	1,088
5.000%, 7–1–26	2,680	2,892
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009,		
9.000%, 8–15–38	495	579

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Lubbock Hlth Fac Dev Corp, First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A:		
6.500%, 7–1–26	$ 1,500	$ 1,450
6.625%, 7–1–36	7,000	6,507
Lufkin Hlth Fac Dev Corp, Hlth Sys Rev Bonds (Mem Hlth Sys of East TX), Ser 2007,		
5.500%, 2–15–37	6,025	5,321
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009,		
6.250%, 2–15–37	5,000	4,882
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011,		
6.875%, 12–1–24	2,540	2,588
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C,		
0.000%, 9–1–43 (B)	3,500	2,076
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	350	351
6.500%, 8–15–39	200	203
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A,		
7.750%, 6–1–39	155	170
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp - Edgemere Proj), Ser 2006A:		
5.750%, 11–15–11	910	912
6.000%, 11–15–26	835	840
6.000%, 11–15–36	1,015	983
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007:		
5.500%, 11–15–22	3,000	2,907
5.625%, 11–15–27	250	234
5.750%, 11–15–37	11,250	10,260
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11–15–29	2,500	2,530
8.125%, 11–15–39	250	248
8.250%, 11–15–44	250	250
Travis Cnty Hlth Fac Dev Corp, Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A,		
5.100%, 11–15–15	400	396
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009,		
6.875%, 12–31–39	3,100	3,320
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	2,000	2,249
7.000%, 6–30–40	8,000	8,655
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A,		
6.200%, 2–15–40	2,000	2,052
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A,		
7.125%, 2–15–40	2,000	2,072

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8–15–34	$5,000	$ 5,275
		79,506
Utah – 0.7%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.300%, 6–1–28	350	373
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7–15–40	750	734
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7–15–30	1,015	975
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7–15–45	2,100	2,135
		4,217
Virgin Islands – 0.2%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note - Diageo Proj), Ser 2009A, 6.625%, 10–1–29	935	1,007
Virginia – 2.1%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
5.150%, 7–1–17	715	578
5.400%, 7–1–27	1,580	1,033
5.500%, 7–1–37	1,600	961
Indl Dev Auth of Lexington, VA, Hosp Fac Rev Bonds (Stonewall Jackson Hosp), Ser 2000:		
7.000%, 7–1–25	715	718
7.000%, 7–1–30	905	908
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	535	617
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7–1–19	965	1,150
7.500%, 7–1–29	25	29
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds Ser 2011A, 6.875%, 3–1–36	4,300	4,458
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc.– Harbor's Edge Proj), Ser 2004A, 6.125%, 1–1–35	1,000	911
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 Ltd Partnership– Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	455	455
Tob Stlmt Fin Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2007B–1, 5.000%, 6–1–47	250	151
		11,969

MUNICIPAL BONDS (Continued)	Principal	Value
Washington – 1.0%		
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2005, 5.375%, 12–1–22	$ 500	$ 520
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2007, 5.625%, 12–1–25	500	515
WA Hlth Care Fac Auth (Cent WA Hlth Svcs Assoc), Rev Bonds, Ser 2009:		
6.250%, 7–1–24	685	712
7.000%, 7–1–31	1,430	1,506
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7–1–39	2,000	2,089
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	250	280
		5,622
West Virginia – 0.7%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10–1–37	4,000	4,150
Wisconsin – 1.6%		
WI Hlth and Edu Fac Auth, Rev Bonds (Beaver Dam Cmnty Hosp, Inc. Proj), Ser 2004A:		
6.500%, 8–15–24	375	376
6.750%, 8–15–34	1,000	1,008
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,220	1,232
6.125%, 6–1–39	250	251
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Cmnty, Inc.), Ser 2009:		
7.250%, 9–15–29	2,180	2,323
7.625%, 9–15–39	3,750	3,971
		9,161
TOTAL MUNICIPAL BONDS – 94.5%		$548,865
(Cost: $535,126)		
SHORT-TERM SECURITIES		
Commercial Paper – 2.4%		
Baxter International Inc., 0.110%, 10–6–11 (D)	4,000	4,000
Sonoco Products Co., 0.310%, 10–3–11 (D)	1,970	1,970
St. Jude Medical, Inc., 0.210%, 10–27–11 (D)	5,000	4,999
Verizon Communications Inc., 0.310%, 10–4–11 (D)	3,461	3,461
		14,430
Municipal Obligations – 0.6%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.120%, 10–3–11 (E)	1,745	1,745

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.120%, 10–3–11 (E)	$1,500	$ 1,500
		3,245
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 17,675**
(Cost: $17,675)		
TOTAL INVESTMENT SECURITIES – 97.5%		**$566,540**
(Cost: $552,801)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.5%		14,310
NET ASSETS – 100.0%		**$580,850**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011.

(B) Zero coupon bond.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Rate shown is the yield to maturity at September 30, 2011.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$544,865	$4,000
Short-Term Securities	—	17,675	—
Total	$ —	$562,540	$4,000

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 4–1–11	$ —
Net realized gain (loss)	—
Net unrealized appreciation (depreciation)	—
Purchases	—
Sales	—
Transfers into Level 3 during the period	4,000
Transfers out of Level 3 during the period	—
Ending Balance 9–30–11	$4,000
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–11	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	85.8%
Financials	27.4%
Information Technology	20.3%
Industrials	9.8%
Materials	7.8%
Consumer Discretionary	7.1%
Energy	5.7%
Health Care	3.7%
Consumer Staples	2.6%
Telecommunication Services	1.4%
Cash and Cash Equivalents	**14.2%**

Country Weightings

Pacific Basin	84.8%
China	25.0%
South Korea	18.7%
Taiwan	12.8%
Hong Kong	9.8%
India	5.6%
Singapore	4.4%
Malaysia	4.3%
Other Pacific Basin	4.2%
Bahamas/Caribbean	**1.0%**
Cash and Cash Equivalents	**14.2%**

Lipper Rankings

Category: Lipper Pacific Ex Japan Funds	Rank	Percentile
1 Year	59/77	76
3 Year	28/42	66
5 Year	20/32	61
10 Year	18/25	70

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
CITIC Securities Company Limited, H Shares	China	Financials	Investment Banking & Brokerage
Yuanta Financial Holdings Co., Ltd.	Taiwan	Financials	Investment Banking & Brokerage
DLF Limited	India	Financials	Real Estate Management & Development
CNOOC Limited	Hong Kong	Energy	Oil & Gas Exploration & Production
Kia Motors Corporation	South Korea	Consumer Discretionary	Automobile Manufacturers
Tencent Holdings Limited	China	Information Technology	Internet Software & Services
Taiwan Semiconductor Manufacturing Company Ltd.	Taiwan	Information Technology	Semiconductors
Unimicron Technology Corp.	Taiwan	Information Technology	Electronic Components
Ping An Insurance (Group) Company of China, Ltd., A Shares	China	Financials	Life & Health Insurance

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Pacific Opportunities Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
British Virgin Islands – 0.5%		
China Zenix Auto International Limited, ADR (A)	600	$ 3,120
Cayman Islands – 0.5%		
Bona Film Group Limited, ADR (A)	601	2,848
China – 25.0%		
Air China Limited, H Shares	7,942	5,514
Camelot Information Systems Inc., ADR (A)	342	917
China BlueChemical Ltd., H Shares	10,876	8,310
China Coal Energy Company Limited, H Shares	8,609	7,682
China Life Insurance Company Limited, H Shares	2,500	5,914
China Lumena New Materials Corp.	7,540	1,163
China Merchants Bank Co., Limited, H Shares (B)	2,938	4,444
China Minsheng Banking Corp Ltd., H Shares	12,995	7,905
China Unicom Limited	3,888	7,905
China Yurun Food Group Limited	1,110	1,174
China Yurun Food Group Limited (B)	5,026	5,316
CITIC Securities Company Limited, H Shares (A)(B)	10,500	17,933
Digital China Holdings Limited	2,324	3,042
Golden Eagle Retail Group Limited	2,771	5,648
Longtop Financial Technologies Limited, ADR (A)	195	42
PICC Property and Casualty Company Limited, H Shares	4,464	4,773
Ping An Insurance (Group) Company of China, Ltd., A Shares	1,815	9,463
Ping An Insurance (Group) Company of China, Ltd., H Shares	1,176	6,575
Sany Heavy Equipment International Holdings Company Limited	7,818	6,180
SINA Corporation (A)(C)	70	4,994
Sino-Ocean Land Holdings Limited	14,697	4,680
Tencent Holdings Limited	470	9,741
Tudou Holding Limited, ADR (A)	40	546
Xueda Education Group, ADR (A)	238	650
Zhuzhou CSR Times Electric Co., Ltd., H Shares	2,048	3,383
ZTE Corporation, H Shares	2,941	8,331
		142,225
Hong Kong – 9.8%		
China Modern Dairy Holdings Ltd., H Shares (A)	27,658	5,802
China ZhengTong Auto Services Holdings Limited (A)	4,554	4,042
CNOOC Limited	6,727	10,816
Fushan International Energy Group Limited	17,690	5,904
Glorious Property Holdings Limited	10,473	1,390
International Mining Machinery Holdings Ltd.	4,216	4,208
Lenovo Group Limited	13,152	8,794
Shanghai Pharmaceuticals Holding Co., Ltd. (A)(B)	2,988	6,507
Sinopharm Group Co. Ltd., H Shares	962	2,534
Sinopharm Group Co. Ltd., H Shares (B)	1,517	3,995
West China Cement Limited	10,114	1,614
		55,606

COMMON STOCKS (Continued)	Shares	Value
India – 5.6%		
DLF Limited	2,485	$ 11,007
Dr. Reddy's Laboratories Limited	247	7,424
HCL Technologies Limited	572	4,748
Infrastructure Development Finance Company Limited	2,817	6,327
Lanco Infratech Limited (A)	5,475	1,746
Money Matters Financial Services (B)	356	689
		31,941
Indonesia – 2.0%		
PT Adaro Energy Tbk	29,571	5,693
PT Bank Mandiri (Persero) Tbk	8,330	5,890
		11,583
Malaysia – 4.3%		
Bumiputra-Commerce Holdings Berhad	2,176	4,715
Gamuda Berhad	5,688	5,085
Genting Berhad	2,068	5,849
Petroliam Nasional Berhad (B)	3,158	5,449
UEM Land Holdings Berhad (A)	6,411	3,462
		24,560
Philippines – 0.3%		
Puregold Price Club Inc. (A)(B)	5,000	1,429
Singapore – 4.4%		
DBS Group Holdings Ltd	691	6,196
Global Logistic Properties Limited (A)(B)	5,281	6,623
Keppel Corporation Limited	485	2,843
SembCorp Industries Ltd	1,084	2,799
United Overseas Bank Limited	534	6,866
		25,327
South Korea – 18.7%		
Daelim Industrial Co., Ltd.	74	5,879
Dongbu Insurance Co., Ltd.	140	6,056
GLOVIS Co., Ltd.	39	5,756
Hyundai Motor Company	37	6,482
Industrial Bank of Korea	532	6,181
KB Financial Group Inc.	153	5,071
Kia Motors Corporation	179	10,665
LG Chem, Ltd.	27	7,048
LG Display Co., Ltd.	145	2,367
NCsoft Corporation	30	8,458
Posco	28	8,727
Samsung Electronics Co., Ltd.	31	21,562
Samsung Engineering Co., Ltd.	41	8,007
Samsung Heavy Industries Co., Ltd.	187	4,286
		106,545
Taiwan – 12.8%		
Compal Electronics, Inc.	6,612	6,012
First Commercial Bank Co., Ltd.	10,041	6,418
Fubon Financial Holding Co., Ltd.	5,492	5,671
High Tech Computer Corp.	247	5,424
Hon Hai Precision Ind. Co., Ltd.	4,059	9,046
Nan Ya Plastics Corporation	2,893	6,212
Taiwan Semiconductor Manufacturing Company Ltd.	4,297	9,672
TPK Holding Co., Ltd. (A)	117	2,158
Unimicron Technology Corp.	6,777	9,479
Yuanta Financial Holdings Co., Ltd.	25,798	12,932
		73,024

COMMON STOCKS (Continued)	Shares	Value
Thailand – 1.9%		
Banpu Public Company Limited, Registered Shares	452	$ 7,622
Thai Union Frozen Products Public Company Limited	1,850	3,060
		10,682
TOTAL COMMON STOCKS – 85.8%		**$488,890**
(Cost: $567,794)		

RIGHTS – 0.0%		
Taiwan		
First Financial Holdings, Inc., Rights (A)	878	$ —*
(Cost: $108)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Bank of China Ltd, Call HKD4.50, Expires 12–29–11, OTC (Ctrpty: Citigroup Global Markets) (D)	37,500	41
Industrial and Commercial Bank of China Limited, H Shares, Call HKD6.50, Expires 12–29–11, OTC (Ctrpty: Morgan Stanley Smith Barney LLC) (D)	12,500	12
TOTAL PURCHASED OPTIONS – 0.0%		**$ 53**
(Cost: $1,713)		

CORPORATE DEBT SECURITIES – 0.0%	Principal	
India		
Dr. Reddy's Laboratories Ltd., 9.250%, 3–24–14 (D)	INR1,480	$ 157
(Cost: $—)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 15.0%		
Air Products and Chemicals, Inc.:		
0.060%, 10–4–11 (E)	$10,000	$ 10,000
0.070%, 10–6–11 (E)	10,000	10,000
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited),		
0.130%, 11–21–11 (E)	10,000	9,998
Corporacion Andina de Fomento:		
0.190%, 10–17–11 (E)	8,000	7,999
0.170%, 10–26–11 (E)	10,000	9,999
Danaher Corporation,		
0.070%, 10–5–11 (E)	7,000	7,000
E.I. du Pont de Nemours and Company,		
0.170%, 12–12–11 (E)	5,000	4,998
Illinois Tool Works Inc.,		
0.070%, 10–3–11 (E)	10,000	10,000
Novartis Finance Corp.,		
0.080%, 10–3–11 (E)	8,950	8,950
PACCAR Financial Corp.,		
0.110%, 10–7–11 (E)	2,610	2,610
Prudential Funding LLC,		
0.080%, 10–3–11 (E)	3,578	3,578
		85,132
Master Note – 0.6%		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (F)	3,663	3,663
TOTAL SHORT-TERM SECURITIES – 15.6%		**$ 88,795**
(Cost: $88,795)		
TOTAL INVESTMENT SECURITIES – 101.4%		**$577,895**
(Cost: $658,410)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.4%)		(7,856)
NET ASSETS – 100.0%		**$570,039**

Notes to Schedule of Investments

The following total return swap agreements were outstanding at September 30, 2011:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	$5,002	China Vanke Company Ltd.	8–16–12	USD LIBOR + 0.700%	$ (767)
UBS AG, London	128	China Vanke Company Ltd.	8–29–12	USD LIBOR + 0.700%	(15)
UBS AG, London	846	China Vanke Company Ltd.	8–31–12	USD LIBOR + 0.700%	(103)
UBS AG, London	4,081	China Vanke Company Ltd.	9–4–12	USD LIBOR + 0.700%	(484)
					$(1,369)

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/ receive the return of the underlying security.

The following written options were outstanding at September 30, 2011 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price (D)		Premium Received	Market Value
Bank of China Ltd	Citigroup Global Markets	Put	37,500	December 2011	HKD	3.70	$1,187	$(6,342)
Industrial and Commercial Bank of China Limited, H Shares	Morgan Stanley Smith Barney LLC	Put	12,500	December 2011		5.25	586	(2,474)
SINA Corporation:	N/A	Put	357	October 2011	$	70.00	76	(277)
	N/A	Put	340	October 2011		80.00	94	(464)
	N/A	Call	357	October 2011		120.00	56	(9)
	N/A	Call	340	October 2011		135.00	74	(3)
							$2,073	$(9,569)

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2011, the total value of these securities amounted to $52,385 or 9.2% of net assets.

(C) All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (HKD – Hong Kong Dollar and INR – Indian Rupee).

(E) Rate shown is the yield to maturity at September 30, 2011.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 6,618	$ 32,685	$ 1,429
Financials	—	139,248	17,933
Health Care	6,507	13,953	—
Information Technology	6,499	108,834	—
Other Sectors	—	155,184	—
Total Common Stocks	$19,624	$449,904	$19,362
Purchased Options	—	53	—
Corporate Debt Securities	—	157	—
Short-Term Securities	—	88,795	—
Total	$19,624	$538,909	$19,362
Liabilities			
Written Options	$ 753	$ 8,816	$ —
Swap Agreements	—	1,369	—

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Investment Funds	Corporate Debt Securities
Beginning Balance 4–1–11	$ —	$ 2,130	$ 166
Net realized gain (loss)	—	(963)	—
Net unrealized appreciation (depreciation)	(189)	—	—
Purchases	19,551	—	—
Sales	—	(1,167)	—
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	—	(166)
Ending Balance 9–30–11	$19,362	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–11	$ (189)	$ —	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

Market Sector Diversification

(as a % of net assets)

Financials	27.4%
Information Technology	20.3%
Industrials	9.8%
Materials	7.8%
Consumer Discretionary	7.1%
Energy	5.7%
Health Care	3.7%
Consumer Staples	2.6%
Telecommunication Services	1.4%
Other+	14.2%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Small Cap Growth Fund

Asset Allocation

Stocks	**96.9%**
Information Technology	29.2%
Industrials	18.0%
Consumer Discretionary	15.4%
Health Care	12.1%
Financials	11.2%
Consumer Staples	5.7%
Energy	5.3%
Cash and Cash Equivalents	**3.1%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	263/495	54
3 Year	19/430	5
5 Year	29/372	8
10 Year	43/239	18

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Waste Connections, Inc.	Industrials
Volcano Corporation	Health Care
Under Armour, Inc., Class A	Consumer Discretionary
Diamond Foods, Inc.	Consumer Staples
MICROS Systems, Inc.	Information Technology
Westinghouse Air Brake Technologies Corporation	Industrials
OSI Systems, Inc.	Information Technology
Panera Bread Company, Class A	Consumer Discretionary
SVB Financial Group	Financials
Graco Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Growth Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.2%		
AAR Corp.	472	$ 7,875
Air Freight & Logistics – 1.7%		
Hub Group, Inc. (A)	378	10,697
Apparel Retail – 2.2%		
Zumiez Inc. (A)	814	14,253
Apparel, Accessories & Luxury Goods – 4.5%		
Columbia Sportswear Company	131	6,097
Under Armour, Inc., Class A (A)	331	22,013
		28,110
Application Software – 9.8%		
ACI Worldwide, Inc. (A)	493	13,574
FactSet Research Systems, Inc.	58	5,127
Qlik Technologies Inc. (A)	313	6,784
Solera Holdings, Inc.	261	13,205
Synchronoss Technologies, Inc. (A)	317	7,896
Ultimate Software Group, Inc. (The) (A)	324	15,114
		61,700
Asset Management & Custody Banks – 3.2%		
Affiliated Managers Group, Inc. (A)	152	11,878
Safeguard Scientifics, Inc. (A)	585	8,772
		20,650
Auto Parts & Equipment – 1.9%		
Gentex Corporation	499	11,999
Biotechnology – 2.7%		
Cepheid (A)	72	2,788
Incyte Corporation (A)	1,039	14,512
		17,300
Brewers – 0.3%		
Boston Beer Company, Inc. (The), Class A (A)	22	1,614
Communications Equipment – 2.2%		
Aruba Networks, Inc. (A)	679	14,196
Computer Storage & Peripherals – 0.1%		
OCZ Technology Group, Inc. (A)	172	836
Construction & Farm Machinery & Heavy Trucks – 3.1%		
Westinghouse Air Brake Technologies Corporation	371	19,588
Consumer Finance – 2.2%		
First Cash Financial Services, Inc. (A)	336	14,096
Data Processing & Outsourced Services – 1.4%		
Jack Henry & Associates, Inc.	307	8,906
Electrical Components & Equipment – 0.6%		
Polypore International, Inc. (A)	73	4,126
Electronic Equipment & Instruments – 2.9%		
OSI Systems, Inc. (A)	562	18,842
Environmental & Facilities Services – 4.0%		
Waste Connections, Inc.	763	25,792

COMMON STOCKS (Continued)	Shares	Value
Food Distributors – 2.2%		
United Natural Foods, Inc. (A)	383	$ 14,197
Health Care Distributors – 2.5%		
Owens & Minor, Inc.	409	11,654
PSS World Medical, Inc. (A)	217	4,273
		15,927
Health Care Equipment – 6.6%		
DexCom, Inc. (A)	689	8,263
Volcano Corporation (A)	853	25,280
ZOLL Medical Corporation (A)	237	8,956
		42,499
Health Care Supplies – 0.3%		
Meridian Bioscience, Inc.	116	1,832
Human Resource & Employment Services – 1.3%		
Kforce Inc. (A)	871	8,543
Industrial Machinery – 2.4%		
Graco Inc.	446	15,237
Internet Retail – 1.7%		
Shutterfly, Inc. (A)	269	11,077
Internet Software & Services – 4.1%		
Ancestry.com Inc. (A)	377	8,867
Dice Holdings, Inc. (A)	896	7,009
IntraLinks Holdings, Inc. (A)	538	4,040
Vocus, Inc. (A)	390	6,541
		26,457
Investment Banking & Brokerage – 0.5%		
Stifel Financial Corp. (A)	114	3,036
Leisure Facilities – 2.3%		
Vail Resorts, Inc.	389	14,715
Office Services & Supplies – 1.2%		
United Stationers Inc.	285	7,755
Oil & Gas Equipment & Services – 4.1%		
CARBO Ceramics Inc.	61	6,224
Complete Production Services, Inc. (A)	288	5,433
Core Laboratories N.V.	46	4,132
Dril-Quip, Inc. (A)	183	9,848
		25,637
Oil & Gas Exploration & Production – 1.2%		
Bill Barrett Corporation (A)	219	7,937
Packaged Foods & Meats – 3.2%		
Diamond Foods, Inc.	262	20,937
Regional Banks – 2.4%		
SVB Financial Group (A)	415	15,348
Research & Consulting Services – 1.3%		
CoStar Group, Inc. (A)	160	8,320
Restaurants – 2.8%		
Panera Bread Company, Class A (A)	173	18,002

Ivy Small Cap Growth Fund (in thousands) SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 0.5%		
Cymer, Inc. (A)	81	$ 2,997
Semiconductors – 3.8%		
Cavium Inc. (A)	359	9,688
Semtech Corporation (A)	691	14,578
		24,266
Specialized Finance – 2.0%		
Portfolio Recovery Associates, Inc. (A)	210	13,041
Specialized REITs – 0.9%		
Strategic Hotels & Resorts, Inc. (A)	1,295	5,583
Systems Software – 4.4%		
MICROS Systems, Inc. (A)	465	20,432
NetSuite Inc. (A)	276	7,449
		27,881
Trucking – 1.2%		
Landstar System, Inc.	187	7,402
TOTAL COMMON STOCKS – 96.9%		**$619,206**
(Cost: $615,198)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.8%		
Baxter International Inc., 0.110%, 10–6–11 (B)	$3,000	$ 3,000
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.090%, 10–14–11 (B)	6,000	6,000
Diageo Capital plc (GTD by Diageo plc), 0.390%, 10–19–11 (B)	5,000	4,999
Sonoco Products Co., 0.310%, 10–3–11 (B)	4,219	4,219
		18,218
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (C)	2,920	2,920
TOTAL SHORT-TERM SECURITIES – 3.3%		**$ 21,138**
(Cost: $21,138)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$640,344**
(Cost: $636,336)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		**(1,020)**
NET ASSETS – 100.0%		**$639,324**

Notes to Schedule of Investments

The following total return swap agreements were outstanding at September 30, 2011:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
Morgan Stanley Smith Barney LLC	$6,993	Biotech Custom Index	7–10–12	Fed Funds Rate less 0.200%	$ (89)
JP Morgan Securities LLC	7,102	Biotech Custom Index	4–12–12	LIBOR less 0.400%	(96)
					$(185)

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2011.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$619,206	$ —	$ —
Short-Term Securities	—	21,138	—
Total	$619,206	$21,138	$ —
Liabilities			
Swap Agreements	$ —	$ 185	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Small Cap Value Fund

Asset Allocation

Stocks	**88.7%**
Financials	27.0%
Consumer Discretionary	17.6%
Energy	9.7%
Industrials	9.3%
Materials	7.0%
Information Technology	5.9%
Utilities	5.0%
Health Care	5.0%
Consumer Staples	2.2%
Cash and Cash Equivalents	**11.3%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	258/284	91
3 Year	98/249	40
5 Year	78/219	36
10 Year	78/110	71

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Triumph Group, Inc.	Industrials
Regency Energy Partners LP	Energy
Campus Crest Communities, Inc.	Financials
LifePoint Hospitals, Inc.	Health Care
Argo Group International Holdings, Ltd.	Financials
Southwest Gas Corporation	Utilities
NV Energy, Inc.	Utilities
Warnaco Group, Inc. (The)	Consumer Discretionary
Werner Enterprises, Inc.	Industrials
Targa Resources Corp.	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Value Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.8%		
AAR Corp.	246	$ 4,102
Ceradyne, Inc. (A)	47	1,267
Triumph Group, Inc.	154	7,510
		12,879
Apparel Retail – 0.9%		
Payless ShoeSource, Inc. (A)	160	2,079
Apparel, Accessories & Luxury Goods – 4.5%		
Jones Apparel Group, Inc.	464	4,276
Warnaco Group, Inc. (The) (A)	120	5,536
		9,812
Application Software – 1.1%		
Quest Software, Inc. (A)	150	2,385
Asset Management & Custody Banks – 1.3%		
American Capital Strategies, Ltd. (A)	423	2,886
Auto Parts & Equipment – 2.1%		
Tenneco Automotive Inc. (A)	187	4,781
Broadcasting – 2.6%		
Belo Corp., Class A	591	2,891
Entercom Communications Corp. (A)	565	2,968
		5,859
Data Processing & Outsourced Services – 1.6%		
CoreLogic Inc. (A)	330	3,520
Diversified Chemicals – 2.6%		
Ashland Inc.	64	2,816
Solutia Inc. (A)	227	2,912
		5,728
Electric Utilities – 2.5%		
NV Energy, Inc.	379	5,569
Electronic Manufacturing Services – 1.1%		
Celestica Inc. (A)	342	2,481
Gas Utilities – 2.5%		
Southwest Gas Corporation	157	5,688
Health Care Facilities – 4.0%		
Community Health Systems, Inc. (A)	158	2,624
LifePoint Hospitals, Inc. (A)	173	6,339
		8,963
Homebuilding – 0.4%		
M/I Homes, Inc. (A)	144	868
Hotels, Resorts & Cruise Lines – 2.0%		
Gaylord Entertainment Company (A)	227	4,392
Investment Banking & Brokerage – 0.8%		
Piper Jaffray Companies (A)	103	1,855
Managed Health Care – 1.0%		
Coventry Health Care, Inc. (A)	80	2,299
Mortgage REITs – 1.8%		
Invesco Mortgage Capital, Inc.	289	4,078

COMMON STOCKS (Continued)	Shares	Value
Movies & Entertainment – 1.5%		
Cinemark Holdings, Inc.	179	$ 3,380
Office REITs – 2.2%		
Lexington Corporation Properties Trust	736	4,814
Oil & Gas Equipment & Services – 2.0%		
Hornbeck Offshore Services, Inc. (A)	54	1,338
Superior Energy Services, Inc. (A)	123	3,219
		4,557
Oil & Gas Storage & Transportation – 7.7%		
Atlas Pipeline Partners, L.P.	108	3,238
MarkWest Energy Partners, L.P.	36	1,663
Regency Energy Partners LP	316	7,070
Targa Resources Corp.	171	5,097
		17,068
Packaged Foods & Meats – 1.1%		
Dean Foods Company (A)	269	2,385
Paper Packaging – 2.0%		
Boise Inc.	858	4,436
Personal Products – 1.1%		
Inter Parfums, Inc.	161	2,485
Property & Casualty Insurance – 3.7%		
Argo Group International Holdings, Ltd.	212	6,014
SeaBright Insurance Holdings, Inc.	305	2,196
		8,210
Publishing – 3.6%		
E. W. Scripps Company (The) (A)	248	1,734
Valassis Communications, Inc. (A)	210	3,935
Washington Post Company, Class B (The)	7	2,354
		8,023
Regional Banks – 4.3%		
Bank of Marin Bancorp	105	3,473
First Horizon National Corporation	414	2,470
Synovus Financial Corp.	1,721	1,841
Wintrust Financial Corporation	82	2,124
		9,908
Reinsurance – 4.2%		
Endurance Specialty Holdings Ltd.	143	4,887
Reinsurance Group of America, Incorporated	98	4,494
		9,381
Residential REITs – 2.9%		
Campus Crest Communities, Inc.	585	6,368
Specialized REITs – 1.5%		
Strategic Hotels & Resorts, Inc. (A)	760	3,273
Specialty Chemicals – 2.4%		
Cytec Industries Inc.	102	3,581
RPM International Inc.	99	1,855
		5,436
Technology Distributors – 2.1%		
Insight Enterprises, Inc. (A)	133	2,014
Tech Data Corporation (A)	62	2,693
		4,707

Ivy Small Cap Value Fund (in thousands)

COMMON STOCKS (Continued)	Shares	Value
Thrifts & Mortgage Finance – 2.0%		
Capitol Federal Financial	430	$ 4,539
Trucking – 3.5%		
Marten Transport, Ltd.	154	2,660
Werner Enterprises, Inc.	246	5,133
		7,793
TOTAL COMMON STOCKS – 86.4%		**$192,885**
(Cost: $221,524)		

INVESTMENT FUNDS – 2.3%		
Asset Management & Custody Banks		
THL Credit, Inc.	462	**$ 5,047**
(Cost: $5,989)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.9%		
Clorox Co., 0.270%, 10–11–11 (B)	$7,000	6,999
McCormick & Co. Inc., 0.100%, 10–3–11 (B)	4,164	4,164
Shell International Finance B.V. and Royal Dutch Shell plc (GTD by Royal Dutch Shell plc), 0.070%, 10–24–11 (B)	2,000	2,000
		13,163
Master Note – 1.0%		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (C)	$2,301	$ 2,301
Municipal Obligations – Taxable – 4.2%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.100%, 10–3–11 (C)	5,000	5,000
The Indl Dev Auth of Phoenix, AZ, Adj Mode Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (GTD by Wachovia Bank, N.A.), 0.140%, 10–7–11 (C)	4,386	4,386
		9,386
TOTAL SHORT-TERM SECURITIES – 11.1%		**$ 24,850**
(Cost: $24,850)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$222,782**
(Cost: $252,363)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**447**
NET ASSETS – 100.0%		**$223,229**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2011.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$192,885	$ —	$ —
Investment Funds	5,047	—	—
Short-Term Securities	—	24,850	—
Total	$197,932	$24,850	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	90.3%
Information Technology	33.3%
Consumer Discretionary	23.7%
Consumer Staples	8.6%
Health Care	7.3%
Energy	6.8%
Industrials	5.0%
Financials	4.3%
Materials	1.3%
Cash and Cash Equivalents	**9.7%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	324/777	42

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Oracle Corporation	Information Technology
Allergan, Inc.	Health Care
Amazon.com, Inc.	Consumer Discretionary
Starbucks Corporation	Consumer Discretionary
Wynn Resorts, Limited	Consumer Discretionary
QUALCOMM Incorporated	Information Technology
Schlumberger Limited	Energy
Intuit Inc.	Information Technology
Cognizant Technology Solutions Corporation, Class A	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Before- and After-Tax Returns[1]	1-year period ended 9-30-11	5-year period ended 9-30-11	10-year period ended 9-30-11	Since inception of Class[2] through 9-30-11
Class A				
Before Taxes	-4.67%	—%	—%	6.38%
After Taxes on Distributions	-4.67%	—%	—%	6.38%
After Taxes on Distributions and Sale of Fund Shares	-3.04%[3]	—%	—%	5.46%
Class B				
Before Taxes	-3.33%	—%	—%	7.28%
After Taxes on Distributions	-3.33%	—%	—%	7.28%
After Taxes on Distributions and Sale of Fund Shares	-2.16%[3]	—%	—%	6.23%
Class C				
Before Taxes	0.58%	—%	—%	8.37%
After Taxes on Distributions	0.58%	—%	—%	8.37%
After Taxes on Distributions and Sale of Fund Shares	0.38%	—%	—%	7.18%
Class I				
Before Taxes	1.43%	2.16%	4.79%	—%
After Taxes on Distributions	1.43%	2.16%	4.77%	—%
After Taxes on Distributions and Sale of Fund Shares	0.93%	1.85%	4.18%	—%
Class Y[4]				
Before Taxes	1.15%	—%	—%	9.07%
After Taxes on Distributions	1.15%	—%	—%	9.07%
After Taxes on Distributions and Sale of Fund Shares	0.75%	—%	—%	7.78%
Russell 1000 Growth Index	3.78%	1.62%	3.01%	—%

(1) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(2) 5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

(3) After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(4) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

Ivy Tax-Managed Equity Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.2%		
Boeing Company (The)	4	$ 233
Precision Castparts Corp.	2	314
		547
Apparel Retail – 0.9%		
Urban Outfitters, Inc. (A)	5	114
Application Software – 4.0%		
Intuit Inc.	7	343
salesforce.com, inc. (A)	2	182
		525
Asset Management & Custody Banks – 1.7%		
T. Rowe Price Group, Inc.	5	230
Auto Parts & Equipment – 2.5%		
BorgWarner Inc. (A)	2	139
Gentex Corporation	8	186
		325
Automotive Retail – 1.3%		
AutoZone, Inc. (A)	1	166
Biotechnology – 0.2%		
Ironwood Pharmaceuticals, Inc., Class A (A)	2	21
Broadcasting – 2.8%		
CBS Corporation, Class B	13	263
Discovery Holding Company, Class A (A)	3	99
		362
Casinos & Gaming – 4.3%		
Las Vegas Sands, Inc. (A)	4	172
Wynn Resorts, Limited	3	390
		562
Communications Equipment – 2.9%		
QUALCOMM Incorporated	8	374
Computer Hardware – 7.3%		
Apple Inc. (A)	2	935
Computer Storage & Peripherals – 1.0%		
NetApp, Inc. (A)	4	132
Construction & Farm Machinery & Heavy Trucks – 0.8%		
Caterpillar Inc.	1	98
Consumer Finance – 1.8%		
American Express Company	5	227
Data Processing & Outsourced Services – 2.5%		
MasterCard Incorporated, Class A	1	324
Health Care Equipment – 1.1%		
Stryker Corporation	3	148
Hotels, Resorts & Cruise Lines – 1.4%		
Starwood Hotels & Resorts Worldwide, Inc.	5	187
Household Products – 1.3%		
Colgate-Palmolive Company	2	165

COMMON STOCKS (Continued)	Shares	Value
Hypermarkets & Super Centers – 1.4%		
Costco Wholesale Corporation	2	$ 181
Industrial Gases – 1.3%		
Praxair, Inc.	2	169
Internet Retail – 3.8%		
Amazon.com, Inc. (A)	2	487
Internet Software & Services – 2.6%		
Google Inc., Class A (A)	1	339
IT Consulting & Other Services – 2.6%		
Cognizant Technology Solutions Corporation, Class A (A)	5	340
Life Sciences Tools & Services – 1.6%		
Thermo Fisher Scientific Inc. (A)	4	211
Movies & Entertainment – 1.2%		
Walt Disney Company (The)	5	152
Oil & Gas Equipment & Services – 6.8%		
Halliburton Company	9	260
National Oilwell Varco, Inc.	5	259
Schlumberger Limited	6	369
		888
Other Diversified Financial Services – 0.8%		
JPMorgan Chase & Co.	4	106
Packaged Foods & Meats – 1.2%		
Mead Johnson Nutrition Company	2	151
Personal Products – 1.6%		
Estee Lauder Companies Inc. (The), Class A	2	208
Pharmaceuticals – 4.4%		
Allergan, Inc.	7	571
Restaurants – 4.5%		
Starbucks Corporation	12	463
YUM! Brands, Inc.	3	130
		593
Semiconductor Equipment – 1.3%		
ASML Holding N.V., NY Registry Shares	2	62
Lam Research Corporation (A)	3	112
		174
Semiconductors – 3.7%		
Altera Corporation	4	122
ARM Holdings plc, ADR	3	70
Broadcom Corporation, Class A	5	172
Microchip Technology Incorporated	4	110
		474
Soft Drinks – 3.1%		
Coca-Cola Company (The)	4	263
PepsiCo, Inc.	2	141
		404
Specialty Stores – 1.0%		
Tiffany & Co.	2	130

Ivy Tax-Managed Equity Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 5.4%		
Oracle Corporation	20	$ 574
VMware, Inc., Class A (A)	1	119
		693
TOTAL COMMON STOCKS – 90.3%		**$11,713**
(Cost: $11,476)		

SHORT-TERM SECURITIES – 9.6%	Principal	Value
Master Note		
Toyota Motor Credit Corporation, 0.113%, 10–3–11 (B)	$1,240	**$ 1,240**
(Cost: $1,240)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$12,953**
(Cost: $12,716)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**16**
NET ASSETS – 100.0%		**$12,969**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$11,713	$ —	$ —
Short-Term Securities	—	1,240	—
Total	$11,713	$1,240	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**91.3%**
Financials	31.8%
Energy	17.2%
Health Care	11.8%
Information Technology	11.1%
Consumer Staples	7.6%
Consumer Discretionary	6.2%
Utilities	2.7%
Industrials	1.8%
Materials	1.1%
Cash and Cash Equivalents	**8.7%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	391/501	78
3 Year	69/451	16
5 Year	98/394	25
10 Year	107/230	47

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
ConocoPhillips	Energy
ACE Limited	Financials
Wells Fargo & Company	Financials
WellPoint, Inc.	Health Care
CVS Corporation	Consumer Staples
Regency Energy Partners LP	Energy
Xerox Corporation	Information Technology
American Capital Agency Corp.	Financials
Marathon Oil Corporation	Energy
Travelers Companies, Inc. (The)	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Auto Parts & Equipment – 1.3%		
TRW Automotive Holdings Corp. (A)	38	$ 1,237
Biotechnology – 2.4%		
Amgen Inc.	42	2,313
Broadcasting – 0.6%		
CBS Corporation, Class B	26	526
Cable & Satellite – 2.5%		
Time Warner Cable Inc.	39	2,419
Computer Hardware – 1.8%		
Hewlett-Packard Company	75	1,682
Consumer Finance – 2.6%		
Capital One Financial Corporation	63	2,497
Department Stores – 1.8%		
Macy's Inc.	65	1,703
Diversified Banks – 4.5%		
Wells Fargo & Company	176	4,250
Diversified Metals & Mining – 0.6%		
Freeport-McMoRan Copper & Gold Inc.,		
Class B	18	536
Drug Retail – 4.0%		
CVS Corporation (B)	114	3,831
Electric Utilities – 2.7%		
PPL Corporation	90	2,577
Health Care Distributors – 3.0%		
McKesson Corporation	39	2,813
Industrial Machinery – 1.8%		
Ingersoll-Rand plc	60	1,688
Integrated Oil & Gas – 8.9%		
ConocoPhillips	77	4,901
Marathon Oil Corporation	136	2,941
Occidental Petroleum Corporation	8	586
		8,428
Investment Banking & Brokerage – 4.2%		
Goldman Sachs Group, Inc. (The)	26	2,477
Morgan Stanley	110	1,489
		3,966
IT Consulting & Other Services – 1.6%		
International Business Machines Corporation	9	1,505
Managed Health Care – 4.1%		
WellPoint, Inc.	60	3,911
Mortgage REITs – 5.6%		
American Capital Agency Corp. (B)	109	2,957
Invesco Mortgage Capital, Inc. (B)	165	2,331
		5,288
Office Electronics – 3.3%		
Xerox Corporation	459	3,198

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Refining & Marketing – 2.8%		
Marathon Petroleum Corporation	98	$ 2,648
Oil & Gas Storage & Transportation – 5.5%		
MarkWest Energy Partners, L.P.	41	1,898
Regency Energy Partners LP	150	3,349
		5,247
Other Diversified Financial Services – 2.4%		
Bank of America Corporation	371	2,268
Pharmaceuticals – 2.3%		
Johnson & Johnson	34	2,160
Property & Casualty Insurance – 9.8%		
ACE Limited	71	4,279
Travelers Companies, Inc. (The)	58	2,824
XL Group plc	115	2,160
		9,263
Reinsurance – 2.7%		
RenaissanceRe Holdings Ltd.	40	2,539
Semiconductors – 2.1%		
Freescale Semiconductor, Inc. (A)	182	2,007
Soft Drinks – 2.2%		
Dr Pepper Snapple Group, Inc.	54	2,110
Specialty Chemicals – 0.5%		
LyondellBasell Industries N.V., Class A	22	537
Systems Software – 2.3%		
Symantec Corporation (A)	133	2,173
Tobacco – 1.4%		
Philip Morris International Inc.	21	1,285
TOTAL COMMON STOCKS – 91.3%		**$86,605**
(Cost: $94,783)		

SHORT-TERM SECURITIES – 7.1%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.113%, 10–3–11 (C)	$6,683	$ 6,683
(Cost: $6,683)		
TOTAL INVESTMENT SECURITIES – 98.4%		**$93,288**
(Cost: $101,466)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		1,493
NET ASSETS – 100.0%		**$94,781**

Ivy Value Fund *(in thousands)* SEPTEMBER 30, 2011 (UNAUDITED)

Notes to Schedule of Investments

The following written options were outstanding at September 30, 2011 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
American Capital Agency Corp.	N/A	Call	1,091	October 2011	$30.00	$18	$ (3)
CVS Corporation:	N/A	Call	130	January 2012	39.00	8	(5)
	N/A	Call	130	January 2012	40.00	5	(4)
	N/A	Call	260	January 2012	41.00	8	(5)
Invesco Mortgage Capital, Inc.	N/A	Call	66	October 2011	17.50	1	—*
Johnson & Johnson:	N/A	Put	106	October 2011	60.00	6	(7)
	N/A	Put	106	October 2011	62.50	10	(13)
LyondellBasell Industries N.V., Class A	N/A	Put	152	October 2011	28.00	14	(64)
Marathon Oil Corporation	N/A	Put	154	October 2011	22.00	6	(23)
PPL Corporation	Deutsche Banc Alex. Brown Inc.	Call	80	November 2011	30.00	3	(3)
TRW Automotive Holdings Corp.	N/A	Put	125	October 2011	35.00	12	(41)
						$91	$(168)

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$86,605	$ —	$ —
Short-Term Securities	—	6,683	—
Total	$86,605	$6,683	$ —
Liabilities			
Written Options	$ 165	$ 3	$ —

The following acronyms are used throughout this schedule:

OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy High Income Fund
ASSETS							
Investments in unaffiliated securities at market value+	$489,696	$271,259	$234,118	$278,324	$ 191,491	$231,706	$2,359,204
Investments at Market Value	489,696	271,259	234,118	278,324	191,491	231,706	2,359,204
Cash	767	1	1,038	11	24	1	4,420
Investment securities sold receivable	1,341	3,327	916	—	7,303	409	256
Dividends and interest receivable	3,072	430	1,079	659	1,380	3,432	45,049
Capital shares sold receivable	4,783	699	114	407	235	372	24,321
Receivable from affiliates	5	4	32	9	—	284	2
Unrealized appreciation on forward foreign currency contracts	—	—	25	—	403	166	5,625
Prepaid and other assets	48	60	51	61	51	47	148
Total Assets	499,712	275,780	237,373	279,471	200,887	236,417	2,439,025
LIABILITIES							
Investment securities purchased payable	64,435	3,360	773	—	7,178	3,757	95,569
Capital shares redeemed payable	916	508	540	507	361	424	15,226
Distributions payable	104	—	—	—	—	—	1,496
Trustees and Chief Compliance Officer fees payable	57	86	101	20	63	4	43
Distribution and service fees payable	4	4	2	3	1	2	23
Shareholder servicing payable	113	87	148	101	119	69	494
Investment management fee payable	6	5	6	5	5	4	36
Accounting services fee payable	11	8	8	8	8	8	22
Unrealized depreciation on forward foreign currency contracts	—	—	1,592	—	—	862	—
Variation margin payable	56	—	—	—	—	—	—
Other liabilities	103	16	23	17	27	51	110
Total Liabilities	65,805	4,074	3,193	661	7,762	5,181	113,019
Total Net Assets	$433,907	$271,706	$234,180	$278,810	$ 193,125	$231,236	$2,326,006
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$469,633	$263,281	$313,812	$308,722	$ 381,888	$233,623	$2,359,613
Undistributed (distributions in excess of) net investment income	(1,338)	(80)	550	456	890	1,230	—
Accumulated net realized gain (loss)	(27,366)	5,475	(57,815)	(43,862)	(188,562)	345	61,228
Net unrealized appreciation (depreciation)	(7,022)	3,030	(22,367)	13,494	(1,091)	(3,962)	(94,835)
Total Net Assets	$433,907	$271,706	$234,180	$278,810	$ 193,125	$231,236	$2,326,006
CAPITAL SHARES OUTSTANDING:							
Class A	36,386	16,273	16,511	16,244	7,438	14,705	138,346
Class B	829	504	1,037	941	294	469	7,431
Class C	3,533	10,215	2,327	2,984	556	4,202	59,328
Class E	345	205	48	213	3	N/A	521
Class I	273	2,440	419	894	1,724	2,845	63,040
Class Y	659	1,489	1,052	1,000	73	1,040	27,516
NET ASSET VALUE PER SHARE:							
Class A	$10.33	$8.92	$11.01	$12.53	$19.18	$9.94	$7.85
Class B	$10.33	$7.97	$10.51	$12.39	$18.15	$9.94	$7.85
Class C	$10.33	$8.14	$10.57	$12.44	$18.32	$9.94	$7.85
Class E	$10.33	$8.91	$11.05	$12.50	$19.35	N/A	$7.85
Class I	$10.33	$9.63	$11.22	$12.56	$19.41	$9.94	$7.85
Class Y	$10.33	$9.43	$11.16	$12.55	$19.33	$9.94	$7.85
+COST							
Investments in unaffiliated securities at cost	$496,102	$268,233	$254,853	$264,830	$ 192,959	$234,967	$2,459,596

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund
ASSETS							
Investments in unaffiliated securities at market value+	$251,674	$1,106,917	$170,318	$1,188,187	$1,376,810	$ 32	$ 93
Investments in affiliated securities at market value+	—	—	—	—	—	68,569	162,861
Investments at Market Value	251,674	1,106,917	170,318	1,188,187	1,376,810	68,601	162,954
Cash	1	1	24	2	1	1	1
Cash denominated in foreign currencies at market value+	2,244	2,786	—	—	—	—	—
Restricted cash+	530	—	3,005	—	—	—	—
Investment securities sold receivable	1,339	98	4	4,981	4,091	70	110
Dividends and interest receivable	2,945	5,221	808	774	10,474	—*	—*
Capital shares sold receivable	687	3,051	276	1,898	7,463	66	172
Receivable from affiliates	5	8	—	147	4	—	—
Unrealized appreciation on forward foreign currency contracts	4,539	7,532	490	—	—	—	—
Prepaid and other assets	40	97	48	82	115	45	51
Total Assets	264,004	1,125,711	174,973	1,196,071	1,398,958	68,783	163,288
LIABILITIES							
Investment securities purchased payable	2,053	7,374	—	1,032	19,137	23	40
Capital shares redeemed payable	432	1,828	213	3,061	2,318	114	275
Distributions payable	—	—	—	—	223	—	—
Trustees and Chief Compliance Officer fees payable	31	37	74	91	39	3	5
Distribution and service fees payable	2	8	2	9	14	—*	1
Shareholder servicing payable	101	381	70	290	234	16	28
Investment management fee payable	5	26	4	23	17	—*	—*
Accounting services fee payable	8	22	6	22	22	2	4
Unrealized depreciation on swap agreements	—	—	536	—	—	—	—
Other liabilities	29	78	26	34	247	10	11
Total Liabilities	2,661	9,754	931	4,562	22,251	168	364
Total Net Assets	$261,343	$1,115,957	$174,042	$1,191,509	$1,376,707	$ 68,615	$162,924
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$314,496	$1,267,437	$215,932	$1,281,742	$1,342,059	$ 98,089	$206,090
Undistributed (distributions in excess of) net investment income	4,994	21,396	164	(1,703)	(1,508)	(280)	404
Accumulated net realized gain (loss)	(37,655)	(6,700)	(27,506)	(208,191)	8,188	(28,202)	(33,759)
Net unrealized appreciation (depreciation)	(20,492)	(166,176)	(14,548)	119,661	27,968	(992)	(9,811)
Total Net Assets	$261,343	$1,115,957	$174,042	$1,191,509	$1,376,707	$ 68,615	$162,924
CAPITAL SHARES OUTSTANDING:							
Class A	14,354	44,435	4,414	68,005	87,306	9,760	20,432
Class B	509	1,253	114	1,175	2,308	207	330
Class C	1,383	8,780	923	5,984	21,264	237	590
Class E	130	191	3	340	133	24	22
Class I	2,978	20,981	748	13,291	7,709	43	48
Class R	N/A	N/A	N/A	1,359	N/A	N/A	N/A
Class Y	287	7,357	204	10,182	4,758	105	88
NET ASSET VALUE PER SHARE:							
Class A	$13.31	$13.56	$27.60	$11.90	$11.15	$6.62	$7.58
Class B	$13.11	$12.32	$24.78	$10.43	$11.15	$6.42	$7.45
Class C	$13.18	$12.34	$24.74	$10.87	$11.15	$6.45	$7.47
Class E	$13.31	$13.61	$27.62	$11.89	$11.15	$6.65	$7.59
Class I	$13.40	$13.66	$27.87	$12.20	$11.15	$6.71	$7.62
Class R	N/A	N/A	N/A	$11.74	N/A	N/A	N/A
Class Y	$13.35	$13.65	$27.65	$12.07	$11.15	$6.64	$7.57
+COST							
Investments in unaffiliated securities at cost	$276,581	$1,280,436	$184,896	$1,068,527	$1,348,842	$ 32	$ 93
Investments in affiliated securities at cost	—	—	—	—	—	69,561	172,672
Cash denominated in foreign currencies at cost	2,244	2,785	—	—	—	—	—
Restricted cash at cost	530	—	2,912	—	—	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund	Ivy Small Cap Growth Fund
ASSETS							
Investments in unaffiliated securities at market value+	$61,272	$1,213,447	$279,105	$104,844	$566,540	$577,895	$640,344
Investments at Market Value	61,272	1,213,447	279,105	104,844	566,540	577,895	640,344
Cash	1	1	110	1	33	118	1
Cash denominated in foreign currencies at market value+	—	—	—	—	—	7,766	—
Restricted cash+	—	—	—	—	—	7,975	—
Investment securities sold receivable	2,000	—	—	—	—	12,633	—
Dividends and interest receivable	2	502	463	1,388	9,877	1,071	37
Capital shares sold receivable	63	6,663	379	1,006	10,890	691	1,139
Receivable from affiliates	—	77	682	—*	38	—	6
Prepaid and other assets	33	100	59	46	74	69	81
Total Assets	63,371	1,220,790	280,798	107,285	587,452	608,218	641,608
LIABILITIES							
Investment securities purchased payable	279	5,479	—	1,107	5,424	25,764	314
Capital shares redeemed payable	159	5,389	2,564	96	665	1,016	1,385
Distributions payable	—	—	1	28	265	—	—
Trustees and Chief Compliance Officer fees payable	1	32	21	9	2	50	148
Distribution and service fees payable	—*	8	2	1	5	4	7
Shareholder servicing payable	39	290	52	14	56	265	195
Investment management fee payable	2	28	3	2	8	15	15
Accounting services fee payable	4	22	8	4	12	14	15
Unrealized depreciation on swap agreements	—	—	—	—	—	1,369	185
Written options at market value+	—	2,042	—	—	—	9,569	—
Other liabilities	10	33	13	10	165	113	20
Total Liabilities	494	13,323	2,664	1,271	6,602	38,179	2,284
Total Net Assets	$62,877	$1,207,467	$278,134	$106,014	$580,850	$570,039	$639,324
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$66,388	$1,298,049	$278,173	$100,247	$567,447	$632,619	$605,045
Undistributed (distributions in excess of) net investment income	(1,800)	(3,069)	—	20	412	6,395	(5,033)
Accumulated net realized gain (loss)	3,258	32,934	(39)	(539)	(748)	20,410	35,490
Net unrealized appreciation (depreciation)	(4,969)	(120,447)	—	6,286	13,739	(89,385)	3,822
Total Net Assets	$62,877	$1,207,467	$278,134	$106,014	$580,850	$570,039	$639,324
CAPITAL SHARES OUTSTANDING:							
Class A	3,831	27,139	206,981	6,755	46,169	33,435	16,621
Class B	72	870	11,581	236	1,200	946	802
Class C	213	5,657	55,796	2,016	21,243	1,793	14,270
Class E	N/A	164	3,815	N/A	N/A	8	178
Class I	143	25,372	N/A	80	44,292	9,253	6,254
Class R	N/A	1,791	N/A	N/A	N/A	N/A	1,140
Class Y	21	18,741	N/A	65	2,458	466	12,425
NET ASSET VALUE PER SHARE:							
Class A	$14.71	$14.95	$1.00	$11.58	$5.04	$12.43	$12.08
Class B	$14.35	$13.29	$1.00	$11.58	$5.04	$10.69	$10.58
Class C	$14.49	$13.83	$1.00	$11.58	$5.04	$11.04	$11.00
Class E	N/A	$14.78	$1.00	N/A	N/A	$12.61	$12.05
Class I	$14.81	$15.56	N/A	$11.58	$5.04	$12.80	$14.02
Class R	N/A	$14.87	N/A	N/A	N/A	N/A	$12.06
Class Y	$14.73	$15.37	N/A	$11.58	$5.04	$12.68	$13.65
+COST							
Investments in unaffiliated securities at cost	$66,240	$1,333,797	$279,105	$ 98,558	$552,801	$658,410	$636,336
Cash denominated in foreign currencies at cost	—	—	—	—	—	7,795	—
Restricted cash at cost	—	—	—	—	—	7,955	—
Written options premiums received at cost	—	1,945	—	—	—	2,073	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS			
Investments in unaffiliated securities at market value+	$222,782	$12,953	$ 93,288
Investments at Market Value	**222,782**	**12,953**	**93,288**
Cash	1	1	16
Investment securities sold receivable	228	104	1,550
Dividends and interest receivable	472	7	460
Capital shares sold receivable	255	5	232
Prepaid and other assets	45	40	38
Total Assets	**223,783**	**13,110**	**95,584**
LIABILITIES			
Investment securities purchased payable	84	104	243
Capital shares redeemed payable	290	24	314
Trustees and Chief Compliance Officer fees payable	25	—*	15
Distribution and service fees payable	2	—*	1
Shareholder servicing payable	125	3	46
Investment management fee payable	5	—	2
Accounting services fee payable	8	1	4
Written options at market value+	—	—	168
Other liabilities	15	9	10
Total Liabilities	**554**	**141**	**803**
Total Net Assets	**$223,229**	**$12,969**	**$ 94,781**
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$227,745	$12,915	$103,310
Undistributed (distributions in excess of) net investment income	747	(40)	560
Accumulated net realized gain (loss)	24,318	(143)	(834)
Net unrealized appreciation (depreciation)	(29,581)	237	(8,255)
Total Net Assets	**$223,229**	**$12,969**	**$ 94,781**
CAPITAL SHARES OUTSTANDING:			
Class A	13,425	1,000	5,708
Class B	348	47	204
Class C	1,159	57	488
Class E	7	N/A	6
Class I	576	68	208
Class Y	1,360	55	93
NET ASSET VALUE PER SHARE:			
Class A	$13.26	$10.59	$14.17
Class B	$12.13	$10.44	$13.49
Class C	$12.46	$10.43	$13.83
Class E	$13.52	N/A	$14.21
Class I	$13.81	$10.67	$14.21
Class Y	$13.61	$10.59	$14.19
+COST			
Investments in unaffiliated securities at cost	$252,363	$12,716	$101,466
Written options premiums received at cost	—	—	91

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 11	$ 2,339	$ 3,897	$ 3,559	$ 3,614	$ 23	$ 524
Foreign dividend withholding tax	—	(34)	(235)	(3)	(412)	—	—
Interest and amortization from unaffiliated securities	7,759	9	5	7	12	5,404	103,829
Foreign interest withholding tax	—	—	—	—	—	(2)	—
Total Investment Income	7,770	2,314	3,667	3,563	3,214	5,425	104,353
EXPENSES							
Investment management fee	1,044	1,008	1,491	1,162	1,099	726	6,348
Distribution and service fees:							
Class A	437	190	285	300	226	183	1,334
Class B	44	24	72	73	35	26	278
Class C	135	491	160	233	69	215	2,275
Class E	4	2	1	4	—*	N/A	5
Class Y	9	19	22	21	2	15	272
Shareholder servicing:							
Class A	426	203	526	306	466	180	962
Class B	27	13	44	28	26	14	57
Class C	32	137	46	42	28	35	270
Class E	9	7	3	14	—*	N/A	12
Class I	2	13	5	9	31	21	371
Class Y	6	12	15	13	1	9	174
Registration fees	55	51	47	57	49	50	117
Custodian fees	22	9	26	9	34	12	43
Trustees and Chief Compliance Officer fees	10	11	13	6	9	3	32
Accounting services fee	66	50	50	54	48	46	134
Professional fees	40	17	24	16	24	31	43
Other	48	19	28	21	26	19	148
Total Expenses	2,416	2,276	2,858	2,368	2,173	1,585	12,875
Less:							
Expenses in excess of limit	(5)	(4)	(32)	(9)	—	(284)	(2)
Total Net Expenses	2,411	2,272	2,826	2,359	2,173	1,301	12,873
Net Investment Income	5,359	42	841	1,204	1,041	4,124	91,480
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	6,899	(5,252)	22,375	(5,358)	(6,462)	(1,069)	25,547
Futures contracts	(2,411)	—	—	—	—	—	—
Forward foreign currency contracts	—	—	(2,963)	—	(7,520)	(214)	—
Foreign currency exchange transactions	—	2	(75)	—	169	273	(192)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	5,747	(46,810)	(85,412)	(75,433)	(48,823)	(8,717)	(204,166)
Futures contracts	(543)	—	—	—	—	—	—
Forward foreign currency contracts	—	—	(851)	—	6,593	(263)	5,625
Foreign currency exchange transactions	—	(1)	(41)	—	(100)	(8)	(68)
Net Realized and Unrealized Gain (Loss)	9,692	(52,061)	(66,967)	(80,791)	(56,143)	(9,998)	(173,254)
Net Increase (Decrease) in Net Assets Resulting from Operations	$15,051	$(52,019)	$(66,126)	$(79,587)	$(55,102)	$(5,874)	$ (81,774)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 7,916	$ 32,642	$ 3,363	$ 5,208	$ —	$ —	$ —
Dividends from affiliated securities	—	—	—	—	—	—	924
Foreign dividend withholding tax	(702)	(3,223)	(449)	—	—	—	—
Interest and amortization from unaffiliated securities	2,507	55	19	18	17,202	—*	—*
Foreign interest withholding tax	—*	—	(1)	—	—	—	—
Total Investment Income	**9,721**	**29,474**	**2,932**	**5,226**	**17,202**	**—***	**924**
EXPENSES							
Investment management fee	1,010	5,439	876	4,078	2,811	22	49
Distribution and service fees:							
Class A	263	849	152	943	1,073	106	233
Class B	38	95	18	63	122	9	16
Class C	109	647	144	329	1,078	10	26
Class E	2	4	—*	4	2	—*	—*
Class R	N/A	N/A	N/A	48	N/A	N/A	N/A
Class Y	5	150	9	173	66	1	1
Shareholder servicing:							
Class A	351	1,026	195	673	628	46	79
Class B	20	38	9	30	27	2	3
Class C	26	107	59	63	133	2	3
Class E	7	13	—*	11	2	—*	—*
Class I	33	261	19	143	53	—*	—*
Class R	N/A	N/A	N/A	22	N/A	N/A	N/A
Class Y	4	95	6	106	42	—*	—*
Registration fees	46	79	46	53	88	45	51
Custodian fees	68	241	76	23	23	2	2
Trustees and Chief Compliance Officer fees	7	21	9	22	19	1	3
Accounting services fee	50	132	43	123	134	14	25
Professional fees	26	31	20	23	24	10	11
Other	36	91	18	59	83	8	14
Total Expenses	**2,101**	**9,319**	**1,699**	**6,989**	**6,408**	**278**	**516**
Less:							
Expenses in excess of limit	(5)	(8)	(2)	(141)	(4)	—	—
Total Net Expenses	**2,096**	**9,311**	**1,697**	**6,848**	**6,404**	**278**	**516**
Net Investment Income (Loss)	**7,625**	**20,163**	**1,235**	**(1,622)**	**10,798**	**(278)**	**408**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	9,144	(10,882)	4,579	7,764	8,879	—	—
Investments in affiliated securities	—	—	—	—	—	(894)	(531)
Swap agreements	—	—	906	—	—	—	—
Forward foreign currency contracts	(2,848)	98	—	—	—	—	—
Foreign currency exchange transactions	136	394	47	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(51,012)	(308,445)	(41,188)	(158,594)	2,872	—	—
Investments in affiliated securities	—	—	—	—	—	(22,503)	(42,436)
Swap agreements	—	—	(1,718)	—	—	—	—
Forward foreign currency contracts	6,318	7,532	490	—	—	—	—
Foreign currency exchange transactions	(194)	(251)	(35)	—	—	—	—
Net Realized and Unrealized Gain (Loss)	**(38,456)**	**(311,554)**	**(36,919)**	**(150,830)**	**11,751**	**(23,397)**	**(42,967)**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$(30,831)**	**$(291,391)**	**$(35,684)**	**$(152,452)**	**$22,549**	**$(23,675)**	**$(42,559)**

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund	Ivy Small Cap Growth Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 49	$ 4,456	$ —	$ —	$ —	$ 12,196	$ 1,146
Foreign dividend withholding tax	(4)	—	—	—	—	(1,117)	(11)
Interest and amortization from unaffiliated securities	3	45	337	2,322	13,966	27	32
Total Investment Income	48	4,501	337	2,322	13,966	11,106	1,167
EXPENSES							
Investment management fee	407	4,706	450	247	1,207	3,684	3,253
Distribution and service fees:							
Class A	97	530	—	87	228	714	301
Class B	7	64	43	11	25	72	52
Class C	20	401	198	107	420	145	970
Class E	N/A	3	—	N/A	N/A	—*	3
Class R	N/A	65	N/A	N/A	N/A	N/A	40
Class Y	1	339	N/A	1	10	10	260
Shareholder servicing:							
Class A	139	550	137	39	52	1,043	382
Class B	5	30	10	1	3	50	32
Class C	8	98	26	13	25	51	221
Class E	N/A	11	5	N/A	N/A	—*	11
Class I	2	233	N/A	—*	142	117	75
Class R	N/A	31	N/A	N/A	N/A	N/A	19
Class Y	—*	213	N/A	1	6	6	161
Registration fees	42	86	49	45	81	56	69
Custodian fees	3	24	8	3	8	283	20
Trustees and Chief Compliance Officer fees	1	17	4	2	6	15	23
Accounting services fee	24	129	44	24	69	102	104
Professional fees	13	22	8	16	31	27	25
Other	11	72	15	7	39	84	44
Total Expenses	780	7,624	997	604	2,352	6,459	6,065
Less:							
Expenses in excess of limit	—	(77)	(682)	—*	(127)	—	(6)
Total Net Expenses	780	7,547	315	604	2,225	6,459	6,059
Net Investment Income (Loss)	(732)	(3,046)	22	1,718	11,741	4,647	(4,892)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(1,865)	13,879	8	(34)	(37)	32,231	37,119
Investments in affiliated securities	—	—	—	—	—	(2,141)	—
Futures contracts	—	(830)	—	—	—	—	421
Written options	—	1,254	—	—	—	1,331	308
Swap agreements	—	—	—	—	—	—	(4,150)
Forward foreign currency contracts	—	—	—	—	—	(3,890)	—
Foreign currency exchange transactions	—	—	—	—	—	(547)	(3)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(20,188)	(266,741)	—	5,246	26,489	(232,201)	(206,687)
Investments in affiliated securities	—	—	—	—	—	1,174	—
Futures contracts	—	—	—	—	—	—	(556)
Written options	—	(108)	—	—	—	(8,357)	—
Swap agreements	—	—	—	—	—	(1,370)	(406)
Forward foreign currency contracts	—	—	—	—	—	(530)	—
Foreign currency exchange transactions	—	—	—	—	—	(497)	—
Net Realized and Unrealized Gain (Loss)	(22,053)	(252,546)	8	5,212	26,452	(214,797)	(173,954)
Net Increase (Decrease) in Net Assets Resulting from Operations	$(22,785)	$(255,592)	$ 30	$6,930	$38,193	$(210,150)	$(178,846)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME			
Dividends from unaffiliated securities	$ 2,754	$ 57	$ 1,139
Foreign dividend withholding tax	—	(1)	(4)
Interest and amortization from unaffiliated securities	12	1	3
Total Investment Income	2,766	57	1,138
EXPENSES			
Investment management fee	1,186	42	362
Distribution and service fees:			
Class A	281	13	110
Class B	27	3	15
Class C	91	3	40
Class E	—*	N/A	—*
Class Y	29	1	2
Shareholder servicing:			
Class A	482	12	168
Class B	21	—*	14
Class C	37	—*	14
Class E	—*	N/A	—*
Class I	6	—*	2
Class Y	21	—*	1
Registration fees	52	41	44
Custodian fees	9	2	8
Trustees and Chief Compliance Officer fees	6	—*	3
Accounting services fee	50	7	30
Professional fees	21	12	18
Other	23	3	13
Total Expenses	2,342	139	844
Less:			
Expenses in excess of limit	—	(42)	—
Total Net Expenses	2,342	97	844
Net Investment Income (Loss)	424	(40)	294
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in unaffiliated securities	448	(94)	1,155
Written options	156	—	81
Net change in unrealized appreciation (depreciation) on:			
Investments in unaffiliated securities	(84,277)	(1,679)	(25,752)
Written options	71	—	68
Net Realized and Unrealized Loss	(83,602)	(1,773)	(24,448)
Net Decrease in Net Assets Resulting from Operations	$(83,178)	$(1,813)	$(24,154)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Bond Fund		Ivy Core Equity Fund		Ivy Cundill Global Value Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 5,359	$ 7,891	$ 42	$ (968)	$ 841	$ 642
Net realized gain (loss) on investments	4,488	5,624	(5,250)	25,507	19,337	25,693
Net change in unrealized appreciation (depreciation)	5,204	4,285	(46,811)	20,368	(86,304)	6,007
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,051**	**17,800**	**(52,019)**	**44,907**	**(66,126)**	**32,342**
Distributions to Shareholders From:						
Net investment income:						
Class A	(6,017)	(7,530)	—	—	—	—
Class B	(103)	(162)	—	—	—	—
Class C	(359)	(628)	—	—	—	—
Class E	(59)	(90)	—	—	—	—
Class I	(37)	(32)	—	—	—	—
Class Y	(122)	(212)	—	—	—	—
Advisor Class	N/A	N/A	N/A	N/A	N/A	—
Net realized gains:						
Class A	—	(2,164)	—	(1,991)	—	—
Class B	—	(69)	—	(93)	—	—
Class C	—	(237)	—	(1,850)	—	—
Class E	—	(28)	—	(23)	—	—
Class I	—	(8)	—	(72)	—	—
Class Y	—	(58)	—	(119)	—	—
Advisor Class	N/A	N/A	N/A	N/A	N/A	—
Total Distributions to Shareholders	**(6,697)**	**(11,218)**	**—**	**(4,148)**	**—**	**—**
Capital Share Transactions	**45,565**	**171,016**	**56,165**	**19,192**	**(28,609)**	**(44,180)**
Net Increase (Decrease) in Net Assets	**53,919**	**177,598**	**4,146**	**59,951**	**(94,735)**	**(11,838)**
Net Assets, Beginning of Period	379,988	202,390	267,560	207,609	328,915	340,753
Net Assets, End of Period	**$433,907**	**$379,988**	**$271,706**	**$267,560**	**$234,180**	**$328,915**
Undistributed (distributions in excess of) net investment income	$ (1,338)	$ —	$ (80)	$ (123)	$ 550	$ (216)

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Dividend Opportunities Fund		Ivy European Opportunities Fund		Ivy Global Bond Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,204	$ 2,281	$ 1,041	$ (123)	$ 4,124	$ 6,526
Net realized gain (loss) on investments	(5,358)	5,576	(13,813)	11,136	(1,010)	2,492
Net change in unrealized appreciation (depreciation)	(75,433)	48,286	(42,330)	23,781	(8,988)	(1,093)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(79,587)**	**56,143**	**(55,102)**	**34,794**	**(5,874)**	**7,925**
Distributions to Shareholders From:						
Net investment income:						
Class A	(720)	(2,160)	—	(471)	(2,370)	(3,692)
Class B	—	(25)	—	(1)	(66)	(152)
Class C	—	(216)	—	(15)	(539)	(1,035)
Class E	(8)	(27)	—	—*	N/A	N/A
Class I	(63)	(88)	—	(163)	(471)	(574)
Class Y	(53)	(183)	—	(8)	(196)	(486)
Advisor Class	N/A	N/A	N/A	—	N/A	N/A
Net realized gains:						
Class A	—	—	—	—	—	(679)
Class B	—	—	—	—	—	(36)
Class C	—	—	—	—	—	(241)
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	—	(94)
Class Y	—	—	—	—	—	(87)
Advisor Class	N/A	N/A	N/A	—	N/A	N/A
Total Distributions to Shareholders	**(844)**	**(2,699)**	**—**	**(658)**	**(3,642)**	**(7,076)**
Capital Share Transactions	**13,151**	**33,246**	**(16,849)**	**(23,969)**	**9,256**	**75,207**
Net Increase (Decrease) in Net Assets	**(67,280)**	**86,690**	**(71,951)**	**10,167**	**(260)**	**76,056**
Net Assets, Beginning of Period	346,090	259,400	265,076	254,909	231,496	155,440
Net Assets, End of Period	**$278,810**	**$346,090**	**$193,125**	**$265,076**	**$231,236**	**$231,496**
Undistributed (distributions in excess of) net investment income	$ 456	$ 96	$ 890	$ (319)	$ 1,230	$ 567

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy High Income Fund		Ivy International Balanced Fund		Ivy International Core Equity Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 91,480	$ 123,528	$ 7,625	$ 6,901	$ 20,163	$ 10,667
Net realized gain (loss) on investments	25,355	80,915	6,432	25,175	(10,390)	61,694
Net change in unrealized appreciation (depreciation)	(198,609)	14,131	(44,888)	2,900	(301,164)	75,801
Net Increase (Decrease) in Net Assets Resulting from Operations	(81,774)	218,574	(30,831)	34,976	(291,391)	148,162
Distributions to Shareholders From:						
Net investment income:						
Class A	(43,354)	(64,093)	(4,224)	(4,038)	—	(5,251)
Class B	(2,039)	(2,947)	(100)	(112)	—	(77)
Class C	(16,900)	(23,668)	(323)	(365)	—	(600)
Class E	(154)	(228)	(40)	(31)	—	(25)
Class I	(20,021)	(21,926)	(1,012)	(907)	—	(2,353)
Class Y	(8,820)	(10,468)	(90)	(117)	—	(1,079)
Net realized gains:						
Class A	—	(34,950)	—	—	—	—
Class B	—	(1,903)	—	—	—	—
Class C	—	(14,467)	—	—	—	—
Class E	—	(130)	—	—	—	—
Class I	—	(11,484)	—	—	—	—
Class Y	—	(5,949)	—	—	—	—
Total Distributions to Shareholders	(91,288)	(192,213)	(5,789)	(5,570)	—	(9,385)
Capital Share Transactions	425,701	814,478	4,131	(1,729)	152,991	400,331
Net Increase (Decrease) in Net Assets	252,639	840,839	(32,489)	27,677	(138,400)	539,108
Net Assets, Beginning of Period	2,073,367	1,232,528	293,832	266,155	1,254,357	715,249
Net Assets, End of Period	$2,326,006	$2,073,367	$261,343	$293,832	$1,115,957	$1,254,357
Undistributed net investment income	$ —	$ —	$ 4,994	$ 2,761	$ 21,396	$ 840

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy International Growth Fund		Ivy Large Cap Growth Fund		Ivy Limited-Term Bond Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,235	$ 2,191	$ (1,622)	$ 39	$ 10,798	$ 22,594
Net realized gain on investments	5,532	21,050	7,764	45,585	8,879	3,264
Net change in unrealized appreciation (depreciation)	(42,451)	3,716	(158,594)	71,597	2,872	(3,773)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(35,684)**	**26,957**	**(152,452)**	**117,221**	**22,549**	**22,085**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(2,577)	—	(544)	(9,229)	(17,286)
Class B	—	(60)	—	—	(161)	(388)
Class C	—	(430)	—	—	(1,520)	(4,014)
Class E	—	(2)	—	(1)	(14)	(18)
Class I	—	(464)	—	(413)	(817)	(1,424)
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	—	(64)	—	(200)	(565)	(1,544)
Net realized gains:						
Class A	—	—	—	—	—	(1,701)
Class B	—	—	—	—	—	(57)
Class C	—	—	—	—	—	(535)
Class E	—	—	—	—	—	(2)
Class I	—	—	—	—	—	(135)
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	—	—	—	(136)
Total Distributions to Shareholders	**—**	**(3,597)**	**—**	**(1,158)**	**(12,306)**	**(27,240)**
Capital Share Transactions	**706**	**(9,061)**	**395,442**	**(87,107)**	**225,965**	**246,934**
Net Increase (Decrease) in Net Assets	**(34,978)**	**14,299**	**242,990**	**28,956**	**236,208**	**241,779**
Net Assets, Beginning of Period	209,020	194,721	948,519	919,563	1,140,499	898,720
Net Assets, End of Period	**$174,042**	**$209,020**	**$1,191,509**	**$948,519**	**$1,376,707**	**$1,140,499**
Undistributed (distributions in excess of) net investment income	$ 164	$ (1,118)	$ (1,703)	$ (54)	$ (1,508)	$ —

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Managed European/Pacific Fund		Ivy Managed International Opportunities Fund		Ivy Micro Cap Growth Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (278)	$ (461)	$ 408	$ 589	$ (732)	$ (972)
Net realized gain (loss) on investments	(894)	(2,589)	(531)	(12,888)	(1,865)	6,963
Net change in unrealized appreciation (depreciation)	(22,503)	14,314	(42,436)	34,930	(20,188)	9,831
Net Increase (Decrease) in Net Assets Resulting from Operations	**(23,675)**	**11,264**	**(42,559)**	**22,631**	**(22,785)**	**15,822**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	(584)	—	(163)
Class B	—	—	—	—*	—	—
Class C	—	—	—	(2)	—	—
Class E	—	—	—	(1)	N/A	N/A
Class I	—	—	—	(1)	—	(4)
Class Y	—	—	—	(2)	—	—
Net realized gains:						
Class A	—	—	—	—	—	(2,028)
Class B	—	—	—	—	—	(29)
Class C	—	—	—	—	—	(92)
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	—	(44)
Class Y	—	—	—	—	—	(19)
Tax return of capital:						
Class A	—	—	—	(342)	—	—
Class B	—	—	—	—*	—	—
Class C	—	—	—	(1)	—	—
Class E	—	—	—	—*	N/A	N/A
Class I	—	—	—	(1)	—	—
Class Y	—	—	—	(1)	—	—
Total Distributions to Shareholders	—	—	—	**(935)**	—	**(2,379)**
Capital Share Transactions	**(1,006)**	**2,365**	**7,953**	**15,013**	**(2,072)**	**44,530**
Net Increase (Decrease) in Net Assets	**(24,681)**	**13,629**	**(34,606)**	**36,709**	**(24,857)**	**57,973**
Net Assets, Beginning of Period	93,296	79,667	197,530	160,821	87,734	29,761
Net Assets, End of Period	**$ 68,615**	**$93,296**	**$162,924**	**$197,530**	**$ 62,877**	**$87,734**
Undistributed (distributions in excess of) net investment income	$ (280)	$ (2)	$ 404	$ (4)	$ (1,800)	$ (1,069)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Mid Cap Growth Fund		Ivy Money Market Fund		Ivy Municipal Bond Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (3,046)	$ (1,376)	$ 22	$ 45	$ 1,718	$ 3,110
Net realized gain (loss) on investments	14,303	26,704	8	(46)	(34)	(198)
Net change in unrealized appreciation (depreciation)	(266,849)	105,300	—	—	5,246	(2,165)
Net Increase (Decrease) in Net Assets Resulting from Operations	(255,592)	130,628	30	(1)	6,930	747
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	(17)	(35)	(1,327)	(2,266)
Class B	—	—	(1)	(2)	(33)	(55)
Class C	—	—	(4)	(8)	(327)	(744)
Class E	—	—	(1)	(1)	N/A	N/A
Class I	—	—	N/A	N/A	(13)	(19)
Class R	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	N/A	N/A	(14)	(17)
Net realized gains:						
Class A	—	—	—	(36)	—	—
Class B	—	—	—	(1)	—	—
Class C	—	—	—	(8)	—	—
Class E	—	—	—	(1)	N/A	N/A
Class I	—	—	N/A	N/A	—	—
Class R	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	N/A	N/A	—	—
Total Distributions to Shareholders	—	—	(23)	(92)	(1,714)	(3,101)
Capital Share Transactions	665,357	415,715	76,727	(45,935)	14,220	17,473
Net Increase (Decrease) in Net Assets	409,765	546,343	76,734	(46,028)	19,436	15,119
Net Assets, Beginning of Period	797,702	251,359	201,400	247,428	86,578	71,459
Net Assets, End of Period	$1,207,467	$797,702	$278,134	$201,400	$106,014	$86,578
Undistributed (distributions in excess of) net investment income	$ (3,069)	$ (23)	$ —	$ —	$ 20	$ 16

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Municipal High Income Fund		Ivy Pacific Opportunities Fund		Ivy Small Cap Growth Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 11,741	$ 9,763	$ 4,647	$ (378)	$ (4,892)	$ (6,489)
Net realized gain (loss) on investments	(37)	(698)	26,984	74,070	33,695	46,671
Net change in unrealized appreciation (depreciation)	26,489	(14,266)	(241,781)	25,324	(207,649)	135,834
Net Increase (Decrease) in Net Assets Resulting from Operations	**38,193**	**(5,201)**	**(210,150)**	**99,016**	**(178,846)**	**176,016**
Distributions to Shareholders From:						
Net investment income:						
Class A	(4,580)	(4,330)	—	—	—	—
Class B	(104)	(119)	—	—	—	—
Class C	(1,797)	(1,657)	—	—	—	—
Class E	N/A	N/A	—	—	—	—
Class I	(4,838)	(3,364)	—	—	—	—
Class R	N/A	N/A	N/A	N/A	—	—
Class Y	(193)	(144)	—	—	—	—
Advisor Class	N/A	N/A	N/A	—	N/A	N/A
Net realized gains:						
Class A	—	(19)	—	—	—	—
Class B	—	—*	—	—	—	—
Class C	—	(9)	—	—	—	—
Class E	N/A	N/A	—	—	—	—
Class I	—	(14)	—	—	—	—
Class R	N/A	N/A	N/A	N/A	—	—
Class Y	—	(1)	—	—	—	—
Advisor Class	N/A	N/A	N/A	—	N/A	N/A
Total Distributions to Shareholders	**(11,512)**	**(9,657)**	**—**	**—**	**—**	**—**
Capital Share Transactions	**201,240**	**323,908**	**(36,761)**	**39,543**	**37,001**	**173,718**
Net Increase (Decrease) in Net Assets	227,921	309,050	(246,911)	138,559	(141,845)	349,734
Net Assets, Beginning of Period	352,929	43,879	816,950	678,391	781,169	431,435
Net Assets, End of Period	**$580,850**	**$352,929**	**$ 570,039**	**$816,950**	**$ 639,324**	**$781,169**
Undistributed (distributions in excess of) net investment income	$ 412	$ 182	$ 6,395	$ 2,297	$ (5,033)	$ (138)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Value Fund		Ivy Tax-Managed Equity Fund		Ivy Value Fund	
	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11	Six months ended 9-30-11 (Unaudited)	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 424	$ 381	$ (40)	$ (73)	$ 294	$ (174)
Net realized gain (loss) on investments	604	40,709	(94)	(39)	1,236	6,302
Net change in unrealized appreciation (depreciation)	(84,206)	9,441	(1,679)	1,247	(25,684)	6,228
Net Increase (Decrease) in Net Assets Resulting from Operations	(83,178)	50,531	(1,813)	1,135	(24,154)	12,356
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(113)	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	N/A	N/A	(1)	—
Class I	—	—	—	—	(26)	—
Class Y	—	—	—	—	(6)	—
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	N/A	N/A	—	—
Class I	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	—	—	—	—	(146)	—
Capital Share Transactions	(3,605)	14,945	3,042	5,746	17,035	24,227
Net Increase (Decrease) in Net Assets	(86,783)	65,476	1,229	6,881	(7,265)	36,583
Net Assets, Beginning of Period	310,012	244,536	11,740	4,859	102,046	65,463
Net Assets, End of Period	$223,229	$310,012	$12,969	$11,740	$ 94,781	$102,046
Undistributed (distributions in excess of) net investment income	$ 747	$ 322	$ (40)	$ —*	$ 560	$ 411

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$10.10	$0.14[3]	$ 0.27	$ 0.41	$(0.18)	$ —	$(0.18)
Year ended 3-31-2011	9.82	0.29[3]	0.40	0.69	(0.32)	(0.09)	(0.41)
Year ended 3-31-2010	8.76	0.33[3]	1.07	1.40	(0.34)	—	(0.34)
Year ended 3-31-2009	9.84	0.36	(1.06)	(0.70)	(0.38)	—	(0.38)
Year ended 3-31-2008	10.46	0.47	(0.62)	(0.15)	(0.47)	—	(0.47)
Year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.10	0.09[3]	0.26	0.35	(0.12)	—	(0.12)
Year ended 3-31-2011	9.82	0.18[3]	0.40	0.58	(0.21)	(0.09)	(0.30)
Year ended 3-31-2010	8.76	0.22[3]	1.07	1.29	(0.23)	—	(0.23)
Year ended 3-31-2009	9.84	0.24	(1.06)	(0.82)	(0.26)	—	(0.26)
Year ended 3-31-2008	10.46	0.36	(0.62)	(0.26)	(0.36)	—	(0.36)
Year ended 3-31-2007	10.28	0.34	0.18	0.52	(0.34)	—	(0.34)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.10	0.10[3]	0.27	0.37	(0.14)	—	(0.14)
Year ended 3-31-2011	9.82	0.21[3]	0.40	0.61	(0.24)	(0.09)	(0.33)
Year ended 3-31-2010	8.76	0.28[3]	1.06	1.34	(0.28)	—	(0.28)
Year ended 3-31-2009	9.84	0.27[3]	(1.05)	(0.78)	(0.30)	—	(0.30)
Year ended 3-31-2008	10.46	0.39	(0.62)	(0.23)	(0.39)	—	(0.39)
Year ended 3-31-2007	10.28	0.37	0.18	0.55	(0.37)	—	(0.37)
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.10	0.14[3]	0.27	0.41	(0.18)	—	(0.18)
Year ended 3-31-2011	9.82	0.28[3]	0.40	0.68	(0.31)	(0.09)	(0.40)
Year ended 3-31-2010	8.76	0.34[3]	1.07	1.41	(0.35)	—	(0.35)
Year ended 3-31-2009	9.84	0.34	(1.06)	(0.72)	(0.36)	—	(0.36)
Year ended 3-31-2008[5]	10.46	0.43[3]	(0.62)	(0.19)	(0.43)	—	(0.43)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.10	0.16[3]	0.27	0.43	(0.20)	—	(0.20)
Year ended 3-31-2011	9.82	0.32[3]	0.40	0.72	(0.35)	(0.09)	(0.44)
Year ended 3-31-2010	8.76	0.38[3]	1.06	1.44	(0.38)	—	(0.38)
Year ended 3-31-2009	9.84	0.39	(1.06)	(0.67)	(0.41)	—	(0.41)
Year ended 3-31-2008[5]	10.46	0.50[3]	(0.62)	(0.12)	(0.50)	—	(0.50)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.10	0.15[3]	0.26	0.41	(0.18)	—	(0.18)
Year ended 3-31-2011	9.82	0.30[3]	0.40	0.70	(0.33)	(0.09)	(0.42)
Year ended 3-31-2010	8.76	0.35[3]	1.07	1.42	(0.36)	—	(0.36)
Year ended 3-31-2009	9.84	0.33[3]	(1.03)	(0.70)	(0.38)	—	(0.38)
Year ended 3-31-2008	10.46	0.46[3]	(0.62)	(0.16)	(0.46)	—	(0.46)
Year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$10.33	4.07%	$376	1.14%[4]	2.78%[4]	—%	—%	154%
Year ended 3-31-2011	10.10	7.08	333	1.14	2.97	—	—	432
Year ended 3-31-2010	9.82	16.27	168	1.21	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.22	98	1.25	3.89	—	—	441
Year ended 3-31-2008	9.84	-1.51	95	1.21	4.57	—	—	75
Year ended 3-31-2007	10.46	6.40	64	1.20	4.48	—	—	91
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.33	3.48	9	2.27[4]	1.66[4]	—	—	154
Year ended 3-31-2011	10.10	5.94	9	2.22	1.87	2.23	1.86	432
Year ended 3-31-2010	9.82	14.84	6	2.41	2.36	—	—	410
Year ended 3-31-2009	8.76	-8.45	3	2.60	2.51	—	—	441
Year ended 3-31-2008	9.84	-2.59	2	2.31	3.46	—	—	75
Year ended 3-31-2007	10.46	5.22	2	2.32	3.37	—	—	91
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.33	3.66	36	1.91[4]	1.98[4]	—	—	154
Year ended 3-31-2011	10.10	6.31	26	1.85	2.16	—	—	432
Year ended 3-31-2010	9.82	15.44	19	1.95	2.87	—	—	410
Year ended 3-31-2009	8.76	-7.99	13	2.06	2.92	—	—	441
Year ended 3-31-2008	9.84	-2.31	5	2.02	3.76	—	—	75
Year ended 3-31-2007	10.46	5.48	4	2.06	3.62	—	—	91
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.33	4.07	4	1.14[4]	2.78[4]	1.44[4]	2.48[4]	154
Year ended 3-31-2011	10.10	7.01	3	1.19	2.87	1.47	2.59	432
Year ended 3-31-2010	9.82	16.30	2	1.21	3.56	1.68	3.09	410
Year ended 3-31-2009	8.76	-7.37	1	1.37	3.73	1.77	3.33	441
Year ended 3-31-2008[5]	9.84	-1.85	1	1.59[4]	4.14[4]	—	—	75[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.33	4.25	3	0.80[4]	3.08[4]	—	—	154
Year ended 3-31-2011	10.10	7.43	1	0.80	3.34	—	—	432
Year ended 3-31-2010	9.82	16.73	1	0.84	3.84	—	—	410
Year ended 3-31-2009	8.76	-6.88	—*	0.88	4.26	—	—	441
Year ended 3-31-2008[5]	9.84	-1.17	—*	0.91[4]	4.87[4]	—	—	75[6]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.33	4.12	7	1.04[4]	2.88[4]	—	—	154
Year ended 3-31-2011	10.10	7.17	7	1.05	3.00	—	—	432
Year ended 3-31-2010	9.82	16.41	6	1.09	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.23	1	1.19	3.61	1.21	3.59	441
Year ended 3-31-2008	9.84	-1.60	—*	1.34	4.42	—	—	75
Year ended 3-31-2007	10.46	6.43	—*	1.09	4.60	—	—	91

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$10.68	$ 0.01[3]	$(1.77)	$(1.76)	$—	$ —	$ —	$ —
Year ended 3-31-2011	8.91	(0.01)[3]	1.95	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.04	0.00[3]	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.00	(3.27)	(3.27)	—	—	(0.02)	(0.02)
Year ended 3-31-2008	10.03	0.01	0.25	0.26	—	(0.96)	—	(0.96)
Year ended 3-31-2007	10.24	0.00	0.88	0.88	—	(1.09)	—	(1.09)
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	9.59	(0.04)[3]	(1.58)	(1.62)	—	—	—	—
Year ended 3-31-2011	8.10	(0.10)[3]	1.76	1.66	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.54	(0.06)[3]	2.62	2.56	—	—	—	—
Year ended 3-31-2009	8.64	(0.11)	(2.98)	(3.09)	—	—	(0.01)	(0.01)
Year ended 3-31-2008	9.34	(0.06)	0.22	0.16	—	(0.86)	—	(0.86)
Year ended 3-31-2007	9.70	(0.07)	0.80	0.73	—	(1.09)	—	(1.09)
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	9.77	(0.02)[3]	(1.61)	(1.63)	—	—	—	—
Year ended 3-31-2011	8.23	(0.07)[3]	1.78	1.71	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.61	(0.04)[3]	2.66	2.62	—	—	—	—
Year ended 3-31-2009	8.74	(0.06)	(3.05)	(3.11)	—	—	(0.02)	(0.02)
Year ended 3-31-2008	9.44	(0.05)	0.22	0.17	—	(0.87)	—	(0.87)
Year ended 3-31-2007	9.77	(0.06)	0.82	0.76	—	(1.09)	—	(1.09)
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.67	0.01[3]	(1.77)	(1.76)	—	—	—	—
Year ended 3-31-2011	8.90	0.00[3]	1.94	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.03	0.00[3]	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.02[3]	(3.30)	(3.28)	—	—	(0.02)	(0.02)
Year ended 3-31-2008[5]	10.05	(0.03)[3]	0.26	0.23	—	(0.95)	—	(0.95)
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.50	0.02[3]	(1.89)	(1.87)	—	—	—	—
Year ended 3-31-2011	9.55	0.03[3]	2.09	2.12	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.47	(0.01)[3]	3.13	3.12	—	—	(0.04)	(0.04)
Year ended 3-31-2009	9.93	0.08[3]	(3.52)	(3.44)	—	—	(0.02)	(0.02)
Year ended 3-31-2008[5]	10.52	0.10	0.30	0.40	—	(0.99)	—	(0.99)
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.27	0.02[3]	(1.86)	(1.84)	—	—	—	—
Year ended 3-31-2011	9.39	0.01[3]	2.04	2.05	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.36	0.00[3]	3.06	3.06	—	—	(0.03)	(0.03)
Year ended 3-31-2009	9.80	0.06[3]	(3.48)	(3.42)	—	—	(0.02)	(0.02)
Year ended 3-31-2008	10.49	0.06[3]	0.22	0.28	—	(0.97)	—	(0.97)
Year ended 3-31-2007	10.65	0.04[3]	0.89	0.93	—	(1.09)	—	(1.09)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$ 8.92	-16.48%	$145	1.32%[4]	0.28%[4]	—%	—%	37%
Year ended 3-31-2011	10.68	21.99	139	1.40	-0.10	—	—	107
Year ended 3-31-2010	8.91	47.83	97	1.44	0.19	—	—	101
Year ended 3-31-2009	6.04	-35.09	65	1.46	0.38	—	—	115
Year ended 3-31-2008	9.33	1.52	88	1.35	0.36	—	—	81
Year ended 3-31-2007	10.03	8.54	83	1.37	0.21	—	—	114
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.97	-16.89	4	2.37[4]	-0.77[4]	—	—	37
Year ended 3-31-2011	9.59	20.73	5	2.46	-1.19	—	—	107
Year ended 3-31-2010	8.10	46.21	5	2.51	-0.87	—	—	101
Year ended 3-31-2009	5.54	-35.75	4	2.48	-0.68	—	—	115
Year ended 3-31-2008	8.64	0.65	9	2.27	-0.51	—	—	81
Year ended 3-31-2007	9.34	7.45	11	2.29	-0.71	—	—	114
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	8.14	-16.68	83	2.09[4]	-0.48[4]	—	—	37
Year ended 3-31-2011	9.77	21.01	105	2.15	-0.87	—	—	107
Year ended 3-31-2010	8.23	46.70	96	2.20	-0.57	—	—	101
Year ended 3-31-2009	5.61	-35.63	75	2.21	-0.42	—	—	115
Year ended 3-31-2008	8.74	0.78	135	2.11	-0.34	—	—	81
Year ended 3-31-2007	9.44	7.71	159	2.13	-0.55	—	—	114
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	8.91	-16.50	2	1.35[4]	0.26[4]	1.76[4]	-0.15[4]	37
Year ended 3-31-2011	10.67	22.02	2	1.35	-0.05	1.92	-0.62	107
Year ended 3-31-2010	8.90	48.03	1	1.35	0.26	2.16	-0.55	101
Year ended 3-31-2009	6.03	-35.20	1	1.56	0.31	2.12	-0.25	115
Year ended 3-31-2008[5]	9.33	1.22	1	1.80[4]	-0.43[4]	—	—	81[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	9.63	-16.26	24	0.96[4]	0.60[4]	—	—	37
Year ended 3-31-2011	11.50	22.41	5	0.99	0.33	—	—	107
Year ended 3-31-2010	9.55	48.34	3	0.99	0.55	—	—	101
Year ended 3-31-2009	6.47	-34.68	—*	0.97	1.03	—	—	115
Year ended 3-31-2008[5]	9.93	2.80	—*	0.99[4]	0.72[4]	—	—	81[6]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	9.43	-16.33	14	1.21[4]	0.40[4]	—	—	37
Year ended 3-31-2011	11.27	22.04	11	1.24	0.06	—	—	107
Year ended 3-31-2010	9.39	48.15	5	1.24	0.39	—	—	101
Year ended 3-31-2009	6.36	-34.94	4	1.23	0.71	—	—	115
Year ended 3-31-2008	9.80	1.67	2	1.22	0.60	—	—	81
Year ended 3-31-2007	10.49	8.69	3	1.21	0.35	—	—	114

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$14.00	$ 0.04[3]	$(3.03)	$(2.99)	$ —	$ —	$ —	$ —
Year ended 3-31-2011	12.63	0.03[3]	1.34	1.37	—	—	—	—
Year ended 3-31-2010	8.55	0.04[3]	4.15	4.19	(0.08)	—	(0.03)	(0.11)
Year ended 3-31-2009	12.97	0.16	(4.55)	(4.39)	(0.03)	—*	—	(0.03)
Year ended 3-31-2008	16.28	0.18	(2.00)	(1.82)	(0.18)	(1.31)	—	(1.49)
Year ended 3-31-2007	15.52	0.13	1.49	1.62	(0.11)	(0.75)	—	(0.86)
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.43	(0.02)[3]	(2.90)	(2.92)	—	—	—	—
Year ended 3-31-2011	12.22	(0.07)[3]	1.28	1.21	—	—	—	—
Year ended 3-31-2010	8.31	(0.04)[3]	3.99	3.95	(0.03)	—	(0.01)	(0.04)
Year ended 3-31-2009	12.68	0.01	(4.38)	(4.37)	—	—	—	—
Year ended 3-31-2008	15.93	0.03[3]	(1.93)	(1.90)	(0.04)	(1.31)	—	(1.35)
Year ended 3-31-2007	15.23	(0.01)	1.46	1.45	—	(0.75)	—	(0.75)
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.48	0.00[3]	(2.91)	(2.91)	—	—	—	—
Year ended 3-31-2011	12.23	(0.03)[3]	1.28	1.25	—	—	—	—
Year ended 3-31-2010	8.30	0.00[3]	3.99	3.99	(0.05)	—	(0.01)	(0.06)
Year ended 3-31-2009	12.62	0.06	(4.38)	(4.32)	—	—	—	—
Year ended 3-31-2008	15.88	0.05	(1.92)	(1.87)	(0.08)	(1.31)	—	(1.39)
Year ended 3-31-2007	15.16	0.03	1.46	1.49	(0.02)	(0.75)	—	(0.77)
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.04	0.06[3]	(3.05)	(2.99)	—	—	—	—
Year ended 3-31-2011	12.64	0.06[3]	1.34	1.40	—	—	—	—
Year ended 3-31-2010	8.55	0.06[3]	4.16	4.22	(0.10)	—	(0.03)	(0.13)
Year ended 3-31-2009	12.93	0.10	(4.48)	(4.38)	—	—	—	—
Year ended 3-31-2008[5]	16.23	0.02[3]	(1.87)	(1.85)	(0.14)	(1.31)	—	(1.45)
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.23	0.08[3]	(3.09)	(3.01)	—	—	—	—
Year ended 3-31-2011	12.76	0.11[3]	1.36	1.47	—	—	—	—
Year ended 3-31-2010	8.64	0.07[3]	4.22	4.29	(0.13)	—	(0.04)	(0.17)
Year ended 3-31-2009	13.11	0.05[3]	(4.43)	(4.38)	(0.09)	—*	—	(0.09)
Year ended 3-31-2008[5]	16.29	0.24[3]	(1.87)	(1.63)	(0.24)	(1.31)	—	(1.55)
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.15	0.08[3]	(3.07)	(2.99)	—	—	—	—
Year ended 3-31-2011	12.69	0.11[3]	1.35	1.46	—	—	—	—
Year ended 3-31-2010	8.58	0.07[3]	4.22	4.29	(0.14)	—	(0.04)	(0.18)
Year ended 3-31-2009	13.02	0.14[3]	(4.49)	(4.35)	(0.09)	—*	—	(0.09)
Year ended 3-31-2008	16.33	0.25[3]	(2.01)	(1.76)	(0.24)	(1.31)	—	(1.55)
Year ended 3-31-2007	15.56	0.19	1.49	1.68	(0.16)	(0.75)	—	(0.91)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(3) Based on average weekly shares outstanding.
(4) Annualized.
(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.
(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$11.01	-21.36%	$182	1.84%[4]	0.62%[4]	—%	—%	22%
Year ended 3-31-2011	14.00	10.85	250	1.83	0.27	—	—	46
Year ended 3-31-2010	12.63	49.03	255	1.90	0.57	1.92	0.55	35
Year ended 3-31-2009	8.55	-33.87	207	1.81	1.26	—	—	43
Year ended 3-31-2008	12.97	-12.07	443	1.59	1.05	—	—	39
Year ended 3-31-2007	16.28	10.71	688	1.55	0.81	—	—	42
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.51	-21.74	11	2.75[4]	-0.29[4]	—	—	22
Year ended 3-31-2011	13.43	9.90	16	2.74	-0.61	—	—	46
Year ended 3-31-2010	12.22	47.51	20	2.81	-0.29	—	—	35
Year ended 3-31-2009	8.31	-34.46	17	2.71	0.35	—	—	43
Year ended 3-31-2008	12.68	-12.83	37	2.48	0.18	—	—	39
Year ended 3-31-2007	15.93	9.82	59	2.44	-0.07	—	—	42
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.57	-21.59	25	2.41[4]	0.04[4]	—	—	22
Year ended 3-31-2011	13.48	10.22	36	2.41	-0.28	—	—	46
Year ended 3-31-2010	12.23	48.10	43	2.46	0.08	—	—	35
Year ended 3-31-2009	8.30	-34.23	40	2.42	0.72	—	—	43
Year ended 3-31-2008	12.62	-12.65	99	2.25	0.37	—	—	39
Year ended 3-31-2007	15.88	10.03	233	2.21	0.15	—	—	42
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.05	-21.30	1	1.59[4]	0.88[4]	2.31[4]	0.16[4]	22
Year ended 3-31-2011	14.04	11.08	1	1.59	0.46	2.37	-0.32	46
Year ended 3-31-2010	12.64	49.41	—*	1.59	0.75	2.63	-0.29	35
Year ended 3-31-2009	8.55	-33.87	—*	1.93	0.98	2.72	0.19	43
Year ended 3-31-2008[5]	12.93	-12.31	—*	2.31[4]	0.29[4]	—	—	39[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.22	-21.15	5	1.28[4]	1.19[4]	—	—	22
Year ended 3-31-2011	14.23	11.52	6	1.28	0.85	—	—	46
Year ended 3-31-2010	12.76	49.77	6	1.31	0.93	—	—	35
Year ended 3-31-2009	8.64	-33.46	4	1.25	1.25	—	—	43
Year ended 3-31-2008[5]	13.11	-10.93	2	1.21[4]	1.45[4]	—	—	39[6]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.16	-21.13	12	1.20[4]	1.24[4]	1.55[4]	0.89[4]	22
Year ended 3-31-2011	14.15	11.51	20	1.20	0.85	1.54	0.51	46
Year ended 3-31-2010	12.69	50.14	17	1.20	1.12	1.55	0.77	35
Year ended 3-31-2009	8.58	-33.44	9	1.19	1.59	1.50	1.28	43
Year ended 3-31-2008	13.02	-11.73	8	1.20	1.42	1.45	1.17	39
Year ended 3-31-2007	16.33	11.14	15	1.20	1.18	1.42	0.96	42

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$16.14	$ 0.06[3]	$(3.62)	$(3.56)	$(0.05)	$ —	$(0.05)
Year ended 3-31-2011	13.61	0.13[3]	2.55	2.68	(0.15)	—	(0.15)
Year ended 3-31-2010	9.86	0.12[3]	3.74	3.86	(0.11)	—	(0.11)
Year ended 3-31-2009	16.05	0.12[3]	(6.19)	(6.07)	(0.12)	—	(0.12)
Year ended 3-31-2008	15.70	0.13[3]	0.54	0.67	(0.14)	(0.18)	(0.32)
Year ended 3-31-2007	14.41	0.17[3]	1.49	1.66	(0.18)	(0.19)	(0.37)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.98	0.00[3]	(3.59)	(3.59)	—	—	—
Year ended 3-31-2011	13.49	0.00[3]	2.52	2.52	(0.03)	—	(0.03)
Year ended 3-31-2010	9.79	0.00[3]	3.71	3.71	(0.01)	—	(0.01)
Year ended 3-31-2009	15.93	0.00	(6.14)	(6.14)	—	—	—
Year ended 3-31-2008	15.63	(0.03)	0.53	0.50	(0.02)	(0.18)	(0.20)
Year ended 3-31-2007	14.34	0.05	1.47	1.52	(0.04)	(0.19)	(0.23)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	16.03	0.01[3]	(3.60)	(3.59)	—	—	—
Year ended 3-31-2011	13.53	0.03[3]	2.54	2.57	(0.07)	—	(0.07)
Year ended 3-31-2010	9.81	0.04[3]	3.71	3.75	(0.03)	—	(0.03)
Year ended 3-31-2009	15.95	0.03[3]	(6.14)	(6.11)	(0.03)	—	(0.03)
Year ended 3-31-2008	15.63	0.00	0.54	0.54	(0.04)	(0.18)	(0.22)
Year ended 3-31-2007	14.34	0.07	1.47	1.54	(0.06)	(0.19)	(0.25)
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	16.10	0.06[3]	(3.62)	(3.56)	(0.04)	—	(0.04)
Year ended 3-31-2011	13.58	0.13[3]	2.54	2.67	(0.15)	—	(0.15)
Year ended 3-31-2010	9.84	0.13[3]	3.73	3.86	(0.12)	—	(0.12)
Year ended 3-31-2009	16.01	0.10	(6.17)	(6.07)	(0.10)	—	(0.10)
Year ended 3-31-2008[5]	15.76	(0.01)[3]	0.51	0.50	(0.07)	(0.18)	(0.25)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	16.17	0.09[3]	(3.63)	(3.54)	(0.07)	—	(0.07)
Year ended 3-31-2011	13.63	0.18[3]	2.56	2.74	(0.20)	—	(0.20)
Year ended 3-31-2010	9.88	0.17[3]	3.75	3.92	(0.17)	—	(0.17)
Year ended 3-31-2009	16.07	0.08[3]	(6.10)	(6.02)	(0.17)	—	(0.17)
Year ended 3-31-2008[5]	15.76	0.20	0.47	0.67	(0.18)	(0.18)	(0.36)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	16.16	0.07[3]	(3.63)	(3.56)	(0.05)	—	(0.05)
Year ended 3-31-2011	13.63	0.15[3]	2.55	2.70	(0.17)	—	(0.17)
Year ended 3-31-2010	9.87	0.14[3]	3.75	3.89	(0.13)	—	(0.13)
Year ended 3-31-2009	16.06	0.14[3]	(6.19)	(6.05)	(0.14)	—	(0.14)
Year ended 3-31-2008	15.70	0.14[3]	0.55	0.69	(0.15)	(0.18)	(0.33)
Year ended 3-31-2007	14.41	0.12[3]	1.55	1.67	(0.19)	(0.19)	(0.38)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$12.53	-22.13%	$204	1.30%[4]	0.85%[4]	—%	—%	13%
Year ended 3-31-2011	16.14	19.85	252	1.33	0.94	—	—	45
Year ended 3-31-2010	13.61	39.29	182	1.40	1.02	—	—	46
Year ended 3-31-2009	9.86	-37.92	133	1.40	1.00	—	—	30
Year ended 3-31-2008	16.05	4.10	148	1.37	0.77	—	—	30
Year ended 3-31-2007	15.70	11.57	107	1.38	1.16	—	—	24
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.39	-22.47	12	2.19[4]	-0.05[4]	—	—	13
Year ended 3-31-2011	15.98	18.69	16	2.25	0.02	—	—	45
Year ended 3-31-2010	13.49	37.88	10	2.44	-0.01	—	—	46
Year ended 3-31-2009	9.79	-38.54	9	2.43	-0.04	—	—	30
Year ended 3-31-2008	15.93	3.09	11	2.34	-0.16	—	—	30
Year ended 3-31-2007	15.63	10.63	10	2.30	0.29	—	—	24
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.44	-22.40	37	1.98[4]	0.16[4]	—	—	13
Year ended 3-31-2011	16.03	19.07	50	2.02	0.24	—	—	45
Year ended 3-31-2010	13.53	38.30	43	2.09	0.35	—	—	46
Year ended 3-31-2009	9.81	-38.33	37	2.11	0.39	—	—	30
Year ended 3-31-2008	15.95	3.32	24	2.15	0.00	—	—	30
Year ended 3-31-2007	15.63	10.74	19	2.17	0.42	—	—	24
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.50	-22.16	3	1.37[4]	0.78[4]	1.92[4]	0.23[4]	13
Year ended 3-31-2011	16.10	19.80	3	1.37	0.89	2.03	0.23	45
Year ended 3-31-2010	13.58	39.33	2	1.37	1.06	2.35	0.08	46
Year ended 3-31-2009	9.84	-37.98	2	1.60	0.78	2.27	0.11	30
Year ended 3-31-2008[5]	16.01	3.01	2	2.17[4]	-0.18[4]	—	—	30[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.56	-21.96	11	0.95[4]	1.24[4]	—	—	13
Year ended 3-31-2011	16.17	20.32	7	0.97	1.31	—	—	45
Year ended 3-31-2010	13.63	39.80	6	0.98	1.51	—	—	46
Year ended 3-31-2009	9.88	-37.60	2	0.99	1.75	—	—	30
Year ended 3-31-2008[5]	16.07	4.08	—*	1.00[4]	1.17[4]	—	—	30[6]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.55	-22.06	13	1.19[4]	0.92[4]	—	—	13
Year ended 3-31-2011	16.16	19.99	18	1.21	1.05	—	—	45
Year ended 3-31-2010	13.63	39.58	16	1.23	1.19	—	—	46
Year ended 3-31-2009	9.87	-37.79	15	1.24	1.08	—	—	30
Year ended 3-31-2008	16.06	4.23	12	1.26	0.78	—	—	30
Year ended 3-31-2007	15.70	11.65	3	1.29	0.92	—	—	24

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$24.61	$ 0.10[2]	$ (5.53)	$ (5.43)	$ —	$ —	$ —	$ —
Year ended 3-31-2011	21.44	(0.01)[2]	3.24	3.23	(0.06)	—	—	(0.06)
Year ended 3-31-2010	15.08	0.27[2]	6.43	6.70	(0.34)	—	—	(0.34)
Year ended 3-31-2009	34.70	1.18	(18.18)	(17.00)	(1.16)	(1.44)	(0.02)	(2.62)
Year ended 3-31-2008	40.58	0.60	(1.98)	(1.38)	(0.50)	(4.00)	—	(4.50)
Year ended 3-31-2007	33.58	0.31	7.11	7.42	(0.42)	—	—	(0.42)
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	23.40	(0.01)[2]	(5.24)	(5.25)	—	—	—	—
Year ended 3-31-2011	20.53	(0.21)[2]	3.08	2.87	—*	—	—	—*
Year ended 3-31-2010	14.50	0.10[2]	6.14	6.24	(0.21)	—	—	(0.21)
Year ended 3-31-2009	33.35	1.06[2]	(17.56)	(16.50)	(0.89)	(1.44)	(0.02)	(2.35)
Year ended 3-31-2008	39.14	0.27[2]	(1.90)	(1.63)	(0.16)	(4.00)	—	(4.16)
Year ended 3-31-2007	32.40	0.09	6.78	6.87	(0.13)	—	—	(0.13)
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	23.58	0.02[2]	(5.28)	(5.26)	—	—	—	—
Year ended 3-31-2011	20.63	(0.14)[2]	3.11	2.97	(0.02)	—	—	(0.02)
Year ended 3-31-2010	14.55	0.18[2]	6.17	6.35	(0.27)	—	—	(0.27)
Year ended 3-31-2009	33.49	1.02	(17.54)	(16.52)	(0.96)	(1.44)	(0.02)	(2.42)
Year ended 3-31-2008	39.28	0.32	(1.91)	(1.59)	(0.20)	(4.00)	—	(4.20)
Year ended 3-31-2007	32.52	0.12	6.81	6.93	(0.17)	—	—	(0.17)
Class E Shares[4]								
Six-month period ended								
9-30-2011 (unaudited)	24.76	0.15[2]	(5.56)	(5.41)	—	—	—	—
Year ended 3-31-2011	21.48	0.09[2]	3.28	3.37	(0.09)	—	—	(0.09)
Year ended 3-31-2010	15.08	0.39[2]	6.44	6.83	(0.43)	—	—	(0.43)
Year ended 3-31-2009	34.73	1.09	(18.00)	(16.91)	(1.28)	(1.44)	(0.02)	(2.74)
Year ended 3-31-2008[5]	40.69	0.73	(2.11)	(1.38)	(0.58)	(4.00)	—	(4.58)
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	24.82	0.16[2]	(5.57)	(5.41)	—	—	—	—
Year ended 3-31-2011	21.51	0.12[2]	3.29	3.41	(0.10)	—	—	(0.10)
Year ended 3-31-2010	15.09	0.44[2]	6.43	6.87	(0.45)	—	—	(0.45)
Year ended 3-31-2009	34.80	0.95[2]	(17.87)	(16.92)	(1.33)	(1.44)	(0.02)	(2.79)
Year ended 3-31-2008[5]	40.73	0.35[2]	(1.61)	(1.26)	(0.67)	(4.00)	—	(4.67)
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	24.75	0.15[2]	(5.57)	(5.42)	—	—	—	—
Year ended 3-31-2011	21.50	0.09[2]	3.24	3.33	(0.08)	—	—	(0.08)
Year ended 3-31-2010	15.10	0.33[2]	6.48	6.81	(0.41)	—	—	(0.41)
Year ended 3-31-2009	34.75	1.20	(18.14)	(16.94)	(1.25)	(1.44)	(0.02)	(2.71)
Year ended 3-31-2008	40.61	0.61	(1.91)	(1.30)	(0.56)	(4.00)	—	(4.56)
Year ended 3-31-2007	33.60	0.44	7.05	7.49	(0.48)	—	—	(0.48)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
9-30-2011 (unaudited)	$19.18	-22.06%	$143	1.82%[3]	0.82%[3]	16%
Year ended 3-31-2011	24.61	15.07	197	1.82	-0.07	66
Year ended 3-31-2010	21.44	44.42	189	1.98	1.35	100
Year ended 3-31-2009	15.08	-49.74	136	1.84	4.03	88
Year ended 3-31-2008	34.70	-4.52	390	1.58	1.43	65
Year ended 3-31-2007	40.58	22.17	389	1.64	0.91	42
Class B Shares						
Six-month period ended						
9-30-2011 (unaudited)	18.15	-22.44	5	2.79[3]	-0.12[3]	16
Year ended 3-31-2011	23.40	13.99	8	2.81	-1.01	66
Year ended 3-31-2010	20.53	43.02	9	2.96	0.47	100
Year ended 3-31-2009	14.50	-50.19	8	2.73	3.59	88
Year ended 3-31-2008	33.35	-5.27	37	2.35	0.68	65
Year ended 3-31-2007	39.14	21.24	52	2.40	0.27	42
Class C Shares						
Six-month period ended						
9-30-2011 (unaudited)	18.32	-22.31	10	2.46[3]	0.19[3]	16
Year ended 3-31-2011	23.58	14.41	15	2.46	-0.65	66
Year ended 3-31-2010	20.63	43.62	19	2.55	0.87	100
Year ended 3-31-2009	14.55	-50.07	16	2.47	3.55	88
Year ended 3-31-2008	33.49	-5.16	57	2.26	0.78	65
Year ended 3-31-2007	39.28	21.33	65	2.32	0.32	42
Class E Shares[4]						
Six-month period ended						
9-30-2011 (unaudited)	19.35	-21.85	—*	1.33[3]	1.24[3]	16
Year ended 3-31-2011	24.76	15.71	—*	1.32	0.40	66
Year ended 3-31-2010	21.48	45.28	—*	1.37	1.92	100
Year ended 3-31-2009	15.08	-49.46	—*	1.36	4.14	88
Year ended 3-31-2008[5]	34.73	-4.52	—*	1.28[3]	1.78[3]	65[6]
Class I Shares						
Six-month period ended						
9-30-2011 (unaudited)	19.41	-21.80	33	1.19[3]	1.37[3]	16
Year ended 3-31-2011	24.82	15.87	43	1.18	0.52	66
Year ended 3-31-2010	21.51	45.52	34	1.23	2.15	100
Year ended 3-31-2009	15.09	-49.39	23	1.22	4.08	88
Year ended 3-31-2008[5]	34.80	-4.24	53	1.17[3]	1.44[3]	65[6]
Class Y Shares						
Six-month period ended						
9-30-2011 (unaudited)	19.33	-21.90	1	1.47[3]	1.23[3]	16
Year ended 3-31-2011	24.75	15.52	2	1.45	0.38	66
Year ended 3-31-2010	21.50	45.09	3	1.51	1.74	100
Year ended 3-31-2009	15.10	-49.52	2	1.49	4.27	88
Year ended 3-31-2008	34.75	-4.33	4	1.41	1.60	65
Year ended 3-31-2007	40.61	22.38	7	1.44	1.14	42

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$10.35	$0.19[3]	$(0.43)	$(0.24)	$(0.17)	$ —	$(0.17)
Year ended 3-31-2011	10.30	0.36[3]	0.08	0.44	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37[3]	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[5]	10.00	0.19[3]	(0.53)	(0.34)	(0.15)	(0.12)	(0.27)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.35	0.15[3]	(0.43)	(0.28)	(0.13)	—	(0.13)
Year ended 3-31-2011	10.29	0.28[3]	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.32[3]	0.80	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[5]	10.00	0.16[3]	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.35	0.15[3]	(0.43)	(0.28)	(0.13)	—	(0.13)
Year ended 3-31-2011	10.29	0.28[3]	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.30[3]	0.82	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[5]	10.00	0.16[3]	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.35	0.20[3]	(0.43)	(0.23)	(0.18)	—	(0.18)
Year ended 3-31-2011	10.30	0.39[3]	0.08	0.47	(0.36)	(0.06)	(0.42)
Year ended 3-31-2010	9.39	0.40[3]	0.82	1.22	(0.31)	—	(0.31)
Year ended 3-31-2009[5]	10.00	0.25[3]	(0.57)	(0.32)	(0.17)	(0.12)	(0.29)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.36	0.19[3]	(0.44)	(0.25)	(0.17)	—	(0.17)
Year ended 3-31-2011	10.30	0.36[3]	0.09	0.45	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37[3]	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[5]	10.00	0.23[3]	(0.57)	(0.34)	(0.15)	(0.12)	(0.27)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 4, 2008 (commencement of operations of the class) through March 31, 2009.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2011 (unaudited)	$ 9.94	-2.38%	$146	0.99%[4]	3.67%[4]	1.26%[4]	3.40%[4]	9%
Year ended 3-31-2011	10.35	4.34	141	0.99	3.50	1.25	3.24	26
Year ended 3-31-2010	10.30	12.84	89	0.99	3.95	1.32	3.62	19
Year ended 3-31-2009[5]	9.39	-3.35	32	1.01[4]	2.87[4]	1.56[4]	2.32[4]	18
Class B Shares								
Six-month period ended 9-30-2011 (unaudited)	9.94	-2.75	5	1.74[4]	2.90[4]	2.30[4]	2.34[4]	9
Year ended 3-31-2011	10.35	3.66	7	1.74	2.76	2.06	2.44	26
Year ended 3-31-2010	10.29	12.01	6	1.74	3.22	2.00	2.96	19
Year ended 3-31-2009[5]	9.38	-4.11	6	1.76[4]	1.85[4]	2.16[4]	1.45[4]	18
Class C Shares								
Six-month period ended 9-30-2011 (unaudited)	9.94	-2.75	42	1.74[4]	2.91[4]	1.92[4]	2.73[4]	9
Year ended 3-31-2011	10.35	3.66	44	1.74	2.76	1.92	2.58	26
Year ended 3-31-2010	10.29	12.01	33	1.74	3.20	1.97	2.97	19
Year ended 3-31-2009[5]	9.38	-4.10	13	1.74[4]	2.03[4]	2.17[4]	1.61[4]	18
Class I Shares								
Six-month period ended 9-30-2011 (unaudited)	9.94	-2.26	28	0.74[4]	3.92[4]	0.92[4]	3.74[4]	9
Year ended 3-31-2011	10.35	4.61	25	0.74	3.76	0.92	3.58	26
Year ended 3-31-2010	10.30	13.13	14	0.74	4.20	0.96	3.98	19
Year ended 3-31-2009[5]	9.39	-3.11	5	0.76[4]	2.80[4]	1.21[4]	2.35[4]	18
Class Y Shares								
Six-month period ended 9-30-2011 (unaudited)	9.94	-2.48	10	0.99[4]	3.65[4]	1.17[4]	3.47[4]	9
Year ended 3-31-2011	10.36	4.44	15	0.99	3.51	1.17	3.33	26
Year ended 3-31-2010	10.30	12.84	14	0.99	3.96	1.22	3.73	19
Year ended 3-31-2009[5]	9.39	-3.34	8	1.01[4]	2.65[4]	1.47[4]	2.19[4]	18

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$8.46	$0.34[3]	$(0.61)	$(0.27)	$(0.34)	$ —	$(0.34)
Year ended 3-31-2011	8.32	0.69[3]	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.64[3]	1.93	2.57	(0.66)	(0.17)	(0.83)
Year ended 3-31-2009	8.01	0.65	(1.46)	(0.81)	(0.62)	—	(0.62)
Year ended 3-31-2008	8.92	0.66	(0.92)	(0.26)	(0.65)	—	(0.65)
Year ended 3-31-2007	8.60	0.62	0.32	0.94	(0.62)	—	(0.62)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	8.46	0.31[3]	(0.61)	(0.30)	(0.31)	—	(0.31)
Year ended 3-31-2011	8.32	0.62[3]	0.50	1.12	(0.62)	(0.36)	(0.98)
Year ended 3-31-2010	6.57	0.57[3]	1.94	2.51	(0.59)	(0.17)	(0.76)
Year ended 3-31-2009	8.01	0.59	(1.48)	(0.89)	(0.55)	—	(0.55)
Year ended 3-31-2008	8.92	0.56	(0.91)	(0.35)	(0.56)	—	(0.56)
Year ended 3-31-2007	8.60	0.53	0.32	0.85	(0.53)	—	(0.53)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	8.46	0.31[3]	(0.61)	(0.30)	(0.31)	—	(0.31)
Year ended 3-31-2011	8.32	0.63[3]	0.50	1.13	(0.63)	(0.36)	(0.99)
Year ended 3-31-2010	6.58	0.60[3]	1.92	2.52	(0.61)	(0.17)	(0.78)
Year ended 3-31-2009	8.01	0.58	(1.44)	(0.86)	(0.57)	—	(0.57)
Year ended 3-31-2008	8.92	0.59	(0.92)	(0.33)	(0.58)	—	(0.58)
Year ended 3-31-2007	8.60	0.55	0.32	0.87	(0.55)	—	(0.55)
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	8.46	0.33[3]	(0.61)	(0.28)	(0.33)	—	(0.33)
Year ended 3-31-2011	8.32	0.67[3]	0.50	1.17	(0.67)	(0.36)	(1.03)
Year ended 3-31-2010	6.57	0.61[3]	1.95	2.56	(0.64)	(0.17)	(0.81)
Year ended 3-31-2009	8.00	0.63	(1.46)	(0.83)	(0.60)	—	(0.60)
Year ended 3-31-2008[5]	8.92	0.62[3]	(0.93)	(0.31)	(0.61)	—	(0.61)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	8.46	0.35[3]	(0.60)	(0.25)	(0.36)	—	(0.36)
Year ended 3-31-2011	8.32	0.72[3]	0.50	1.22	(0.72)	(0.36)	(1.08)
Year ended 3-31-2010	6.58	0.69[3]	1.91	2.60	(0.69)	(0.17)	(0.86)
Year ended 3-31-2009	8.01	0.68	(1.45)	(0.77)	(0.66)	—	(0.66)
Year ended 3-31-2008[5]	8.92	0.79[3]	(0.94)	(0.15)	(0.76)	—	(0.76)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	8.46	0.34[3]	(0.60)	(0.26)	(0.35)	—	(0.35)
Year ended 3-31-2011	8.32	0.69[3]	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.66[3]	1.92	2.58	(0.67)	(0.17)	(0.84)
Year ended 3-31-2009	8.02	0.73[3]	(1.53)	(0.80)	(0.64)	—	(0.64)
Year ended 3-31-2008	8.92	0.68	(0.92)	(0.24)	(0.66)	—	(0.66)
Year ended 3-31-2007	8.60	0.64	0.32	0.96	(0.64)	—	(0.64)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$7.85	-3.29%	$1,086	1.03%[4]	8.16%[4]	—%	—%	55%
Year ended 3-31-2011	8.46	15.21	1,027	1.08	8.22	—	—	89
Year ended 3-31-2010	8.32	40.44	649	1.13	8.24	—	—	84
Year ended 3-31-2009	6.58	-10.29	231	1.34	9.33	—	—	77
Year ended 3-31-2008	8.01	-3.04	127	1.36	7.76	—	—	83
Year ended 3-31-2007	8.92	11.39	79	1.38	7.20	—	—	98
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.85	-3.66	58	1.81[4]	7.38[4]	—	—	55
Year ended 3-31-2011	8.46	14.31	50	1.88	7.43	—	—	89
Year ended 3-31-2010	8.32	39.36	31	2.00	7.36	—	—	84
Year ended 3-31-2009	6.57	-11.37	10	2.46	8.16	—	—	77
Year ended 3-31-2008	8.01	-4.06	7	2.43	6.62	—	—	83
Year ended 3-31-2007	8.92	10.24	7	2.43	6.14	—	—	98
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.85	-3.62	466	1.72[4]	7.46[4]	—	—	55
Year ended 3-31-2011	8.46	14.42	416	1.77	7.52	—	—	89
Year ended 3-31-2010	8.32	39.45	249	1.83	7.50	—	—	84
Year ended 3-31-2009	6.58	-10.99	54	2.10	8.72	—	—	77
Year ended 3-31-2008	8.01	-3.84	14	2.18	6.86	—	—	83
Year ended 3-31-2007	8.92	10.51	17	2.18	6.39	—	—	98
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.85	-3.46	4	1.36[4]	7.84[4]	1.47[4]	7.73[4]	55
Year ended 3-31-2011	8.46	14.86	4	1.36	7.95	1.59	7.72	89
Year ended 3-31-2010	8.32	40.29	2	1.36	8.02	1.83	7.55	84
Year ended 3-31-2009	6.57	-10.52	1	1.60	9.12	1.81	8.91	77
Year ended 3-31-2008[5]	8.00	-3.69	1	1.97[4]	7.19[4]	—	—	83[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.85	-3.14	495	0.76[4]	8.44[4]	—	—	55
Year ended 3-31-2011	8.46	15.56	384	0.79	8.49	—	—	89
Year ended 3-31-2010	8.32	40.89	199	0.82	8.48	—	—	84
Year ended 3-31-2009	6.58	-9.89	9	0.90	10.28	—	—	77
Year ended 3-31-2008[5]	8.01	-1.90	—*	0.99[4]	8.11[4]	—	—	83[6]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.85	-3.27	216	1.01[4]	8.15[4]	—	—	55
Year ended 3-31-2011	8.46	15.25	192	1.05	8.22	—	—	89
Year ended 3-31-2010	8.32	40.49	103	1.09	8.28	—	—	84
Year ended 3-31-2009	6.58	-10.23	38	1.14	9.69	—	—	77
Year ended 3-31-2008	8.02	-2.78	4	1.20	7.85	—	—	83
Year ended 3-31-2007	8.92	11.60	11	1.20	7.37	—	—	98

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$15.19	$0.39[3]	$(1.97)	$(1.58)	$(0.30)	$ —	$(0.30)
Year ended 3-31-2011	13.59	0.36[3]	1.54	1.90	(0.30)	—	(0.30)
Year ended 3-31-2010	9.56	0.26[3]	3.79	4.05	(0.02)	—	(0.02)
Year ended 3-31-2009	16.36	0.33	(6.08)	(5.75)	(0.57)	(0.48)	(1.05)
Year ended 3-31-2008	16.81	0.37	0.14	0.51	(0.55)	(0.41)	(0.96)
Year ended 3-31-2007	15.15	0.24[3]	2.36	2.60	(0.43)	(0.51)	(0.94)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	14.93	0.32[3]	(1.94)	(1.62)	(0.20)	—	(0.20)
Year ended 3-31-2011	13.40	0.23[3]	1.51	1.74	(0.21)	—	(0.21)
Year ended 3-31-2010	9.52	0.12[3]	3.76	3.88	—*	—	—*
Year ended 3-31-2009	16.31	0.16	(6.01)	(5.85)	(0.46)	(0.48)	(0.94)
Year ended 3-31-2008	16.77	0.20	0.14	0.34	(0.39)	(0.41)	(0.80)
Year ended 3-31-2007	15.11	0.07[3]	2.37	2.44	(0.27)	(0.51)	(0.78)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.02	0.35[3]	(1.96)	(1.61)	(0.23)	—	(0.23)
Year ended 3-31-2011	13.46	0.28[3]	1.52	1.80	(0.24)	—	(0.24)
Year ended 3-31-2010	9.53	0.18[3]	3.77	3.95	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.20	(6.03)	(5.83)	(0.49)	(0.48)	(0.97)
Year ended 3-31-2008	16.78	0.24	0.15	0.39	(0.43)	(0.41)	(0.84)
Year ended 3-31-2007	15.12	0.11[3]	2.37	2.48	(0.31)	(0.51)	(0.82)
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.20	0.40[3]	(1.98)	(1.58)	(0.31)	—	(0.31)
Year ended 3-31-2011	13.59	0.38[3]	1.54	1.92	(0.31)	—	(0.31)
Year ended 3-31-2010	9.54	0.27[3]	3.80	4.07	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.28[3]	(6.05)	(5.77)	(0.54)	(0.48)	(1.02)
Year ended 3-31-2008[5]	16.85	0.17[3]	0.18	0.35	(0.46)	(0.41)	(0.87)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.31	0.43[3]	(1.99)	(1.56)	(0.35)	—	(0.35)
Year ended 3-31-2011	13.67	0.45[3]	1.53	1.98	(0.34)	—	(0.34)
Year ended 3-31-2010	9.57	0.33[3]	3.80	4.13	(0.03)	—	(0.03)
Year ended 3-31-2009	16.38	0.35[3]	(6.05)	(5.70)	(0.63)	(0.48)	(1.11)
Year ended 3-31-2008[5]	16.86	0.30[3]	0.23	0.53	(0.60)	(0.41)	(1.01)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.25	0.40[3]	(1.98)	(1.58)	(0.32)	—	(0.32)
Year ended 3-31-2011	13.63	0.41[3]	1.53	1.94	(0.32)	—	(0.32)
Year ended 3-31-2010	9.57	0.28[3]	3.80	4.08	(0.02)	—	(0.02)
Year ended 3-31-2009	16.38	0.45	(6.19)	(5.74)	(0.59)	(0.48)	(1.07)
Year ended 3-31-2008	16.82	0.39	0.14	0.53	(0.56)	(0.41)	(0.97)
Year ended 3-31-2007	15.15	0.25[3]	2.37	2.62	(0.44)	(0.51)	(0.95)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$13.31	-10.53%	$191	1.45%[4]	5.30%[4]	—%	—%	40%
Year ended 3-31-2011	15.19	14.08	213	1.44	2.56	—	—	71
Year ended 3-31-2010	13.59	42.40	183	1.51	2.05	—	—	131
Year ended 3-31-2009	9.56	-36.02	128	1.46	2.45	—	—	22
Year ended 3-31-2008	16.36	2.84	260	1.33	2.11	—	—	24
Year ended 3-31-2007	16.81	17.48	235	1.38	1.52	—	—	22
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.11	-10.98	7	2.39[4]	4.36[4]	—	—	40
Year ended 3-31-2011	14.93	13.04	8	2.41	1.62	—	—	71
Year ended 3-31-2010	13.40	40.79	8	2.56	1.04	—	—	131
Year ended 3-31-2009	9.52	-36.62	6	2.44	1.48	—	—	22
Year ended 3-31-2008	16.31	1.85	13	2.28	1.15	—	—	24
Year ended 3-31-2007	16.77	16.38	12	2.35	0.46	—	—	22
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.18	-10.85	18	2.11[4]	4.71[4]	—	—	40
Year ended 3-31-2011	15.02	13.42	23	2.10	1.93	—	—	71
Year ended 3-31-2010	13.46	41.42	24	2.15	1.44	—	—	131
Year ended 3-31-2009	9.53	-36.50	20	2.13	1.76	—	—	22
Year ended 3-31-2008	16.33	2.14	42	2.04	1.34	—	—	24
Year ended 3-31-2007	16.78	16.64	30	2.12	0.70	—	—	22
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.31	-10.54	2	1.33[4]	5.43[4]	1.90[4]	4.86[4]	40
Year ended 3-31-2011	15.20	14.25	2	1.33	2.65	2.05	1.93	71
Year ended 3-31-2010	13.59	42.72	1	1.33	2.19	2.35	1.17	131
Year ended 3-31-2009	9.54	-36.11	1	1.63	2.10	1.84	1.90	22
Year ended 3-31-2008[5]	16.33	1.92	1	2.23[4]	1.00[4]	—	—	24[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.40	-10.35	40	1.01[4]	5.73[4]	—	—	40
Year ended 3-31-2011	15.31	14.63	42	0.99	3.08	—	—	71
Year ended 3-31-2010	13.67	43.15	45	1.00	2.63	—	—	131
Year ended 3-31-2009	9.57	-35.72	34	0.99	2.72	—	—	22
Year ended 3-31-2008[5]	16.38	2.99	45	0.98[4]	2.14[4]	—	—	24[6]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.35	-10.51	4	1.28[4]	5.44[4]	—	—	40
Year ended 3-31-2011	15.25	14.33	6	1.25	2.80	—	—	71
Year ended 3-31-2010	13.63	42.69	6	1.26	2.10	—	—	131
Year ended 3-31-2009	9.57	-35.95	1	1.33	2.75	—	—	22
Year ended 3-31-2008	16.38	2.96	3	1.26	2.06	—	—	24
Year ended 3-31-2007	16.82	17.61	2	1.24	1.64	—	—	22

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$17.14	$ 0.25[3]	$(3.83)	$(3.58)	$ —	$ —	$ —
Year ended 3-31-2011	14.84	0.18[3]	2.27	2.45	(0.15)	—	(0.15)
Year ended 3-31-2010	9.54	0.13[3]	5.27	5.40	(0.10)	—	(0.10)
Year ended 3-31-2009	17.11	0.17	(7.22)	(7.05)	(0.19)	(0.33)	(0.52)
Year ended 3-31-2008	17.63	0.10	0.98	1.08	(0.09)	(1.51)	(1.60)
Year ended 3-31-2007	15.73	0.10[3]	2.59	2.69	(0.06)	(0.73)	(0.79)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.64	0.17[3]	(3.49)	(3.32)	—	—	—
Year ended 3-31-2011	13.59	0.05[3]	2.06	2.11	(0.06)	—	(0.06)
Year ended 3-31-2010	8.77	0.02[3]	4.82	4.84	(0.02)	—	(0.02)
Year ended 3-31-2009	15.74	0.05	(6.62)	(6.57)	(0.07)	(0.33)	(0.40)
Year ended 3-31-2008	16.31	(0.02)	0.88	0.86	—	(1.43)	(1.43)
Year ended 3-31-2007	14.67	0.00[3]	2.37	2.37	—	(0.73)	(0.73)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.65	0.19[3]	(3.50)	(3.31)	—	—	—
Year ended 3-31-2011	13.58	0.07[3]	2.08	2.15	(0.08)	—	(0.08)
Year ended 3-31-2010	8.76	0.05[3]	4.82	4.87	(0.05)	—	(0.05)
Year ended 3-31-2009	15.72	0.10	(6.63)	(6.53)	(0.10)	(0.33)	(0.43)
Year ended 3-31-2008	16.30	0.00[3]	0.88	0.88	—	(1.46)	(1.46)
Year ended 3-31-2007	14.65	(0.01)[3]	2.39	2.38	—	(0.73)	(0.73)
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	17.21	0.25[3]	(3.85)	(3.60)	—	—	—
Year ended 3-31-2011	14.90	0.17[3]	2.29	2.46	(0.15)	—	(0.15)
Year ended 3-31-2010	9.59	0.16[3]	5.27	5.43	(0.12)	—	(0.12)
Year ended 3-31-2009	17.05	0.16	(7.20)	(7.04)	(0.09)	(0.33)	(0.42)
Year ended 3-31-2008[5]	17.63	(0.02)	0.98	0.96	(0.03)	(1.51)	(1.54)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	17.22	0.28[3]	(3.84)	(3.56)	—	—	—
Year ended 3-31-2011	14.90	0.23[3]	2.30	2.53	(0.21)	—	(0.21)
Year ended 3-31-2010	9.58	0.20[3]	5.30	5.50	(0.18)	—	(0.18)
Year ended 3-31-2009	17.20	0.20	(7.23)	(7.03)	(0.26)	(0.33)	(0.59)
Year ended 3-31-2008[5]	17.71	0.16	1.01	1.17	(0.17)	(1.51)	(1.68)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	17.23	0.27[3]	(3.85)	(3.58)	—	—	—
Year ended 3-31-2011	14.92	0.20[3]	2.28	2.48	(0.17)	—	(0.17)
Year ended 3-31-2010	9.59	0.04[3]	5.43	5.47	(0.14)	—	(0.14)
Year ended 3-31-2009	17.19	0.19	(7.24)	(7.05)	(0.22)	(0.33)	(0.55)
Year ended 3-31-2008	17.70	0.15[3]	0.97	1.12	(0.12)	(1.51)	(1.63)
Year ended 3-31-2007	15.79	0.12[3]	2.59	2.71	(0.07)	(0.73)	(0.80)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$13.56	-20.89%	$603	1.49%[4]	3.10%[4]	—%	—%	53%
Year ended 3-31-2011	17.14	16.60	673	1.46	1.21	—	—	101
Year ended 3-31-2010	14.84	56.68	430	1.59	1.09	—	—	94
Year ended 3-31-2009	9.54	-41.28	152	1.64	1.44	—	—	108
Year ended 3-31-2008	17.11	5.39	222	1.53	0.65	—	—	101
Year ended 3-31-2007	17.63	17.35	161	1.56	0.63	—	—	108
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.32	-21.23	15	2.34[4]	2.29[4]	—	—	53
Year ended 3-31-2011	15.64	15.56	20	2.35	0.40	—	—	101
Year ended 3-31-2010	13.59	55.20	17	2.54	0.19	—	—	94
Year ended 3-31-2009	8.77	-41.84	8	2.55	0.59	—	—	108
Year ended 3-31-2008	15.74	4.56	16	2.35	-0.09	—	—	101
Year ended 3-31-2007	16.31	16.39	17	2.35	-0.03	—	—	108
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.34	-21.15	108	2.10[4]	2.50[4]	—	—	53
Year ended 3-31-2011	15.65	15.88	132	2.13	0.55	—	—	101
Year ended 3-31-2010	13.58	55.61	85	2.21	0.47	—	—	94
Year ended 3-31-2009	8.76	-41.64	30	2.29	0.81	—	—	108
Year ended 3-31-2008	15.72	4.68	45	2.20	-0.02	—	—	101
Year ended 3-31-2007	16.30	16.48	34	2.29	-0.08	—	—	108
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.61	-20.92	3	1.53[4]	3.07[4]	2.05[4]	2.55[4]	53
Year ended 3-31-2011	17.21	16.56	3	1.53	1.13	2.16	0.50	101
Year ended 3-31-2010	14.90	56.68	2	1.53	1.23	2.53	0.23	94
Year ended 3-31-2009	9.59	-41.34	1	1.87	1.22	2.74	0.35	108
Year ended 3-31-2008[5]	17.05	4.70	1	2.38[4]	-0.51[4]	—	—	101[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.66	-20.67	287	1.08[4]	3.44[4]	—	—	53
Year ended 3-31-2011	17.22	17.03	307	1.08	1.51	—	—	101
Year ended 3-31-2010	14.90	57.44	93	1.12	1.55	—	—	94
Year ended 3-31-2009	9.58	-40.98	33	1.12	1.86	—	—	108
Year ended 3-31-2008[5]	17.20	5.83	23	1.13[4]	0.69[4]	—	—	101[6]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.65	-20.78	100	1.34[4]	3.26[4]	—	—	53
Year ended 3-31-2011	17.23	16.72	120	1.34	1.36	—	—	101
Year ended 3-31-2010	14.92	57.10	88	1.36	0.82	—	—	94
Year ended 3-31-2009	9.59	-41.12	11	1.38	1.64	—	—	108
Year ended 3-31-2008	17.19	5.50	10	1.39	0.77	—	—	101
Year ended 3-31-2007	17.70	17.47	4	1.45	0.76	—	—	108

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$33.23	$ 0.21[3]	$ (5.84)	$ (5.63)	$ —	$—	$ —
Year ended 3-31-2011	29.04	0.39[3]	4.42	4.81	(0.62)	—	(0.62)
Year ended 3-31-2010	19.83	0.27[3]	9.18	9.45	(0.24)	—	(0.24)
Year ended 3-31-2009	36.27	0.34	(16.52)	(16.18)	(0.26)	—	(0.26)
Year ended 3-31-2008	34.60	0.15	1.59	1.74	(0.07)	—	(0.07)
Year ended 3-31-2007	29.74	0.19	4.72	4.91	(0.05)	—	(0.05)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	29.99	0.05[3]	(5.26)	(5.21)	—	—	—
Year ended 3-31-2011	26.32	0.08[3]	3.99	4.07	(0.40)	—	(0.40)
Year ended 3-31-2010	18.06	0.02[3]	8.29	8.31	(0.05)	—	(0.05)
Year ended 3-31-2009	33.04	0.03[3]	(14.98)	(14.95)	(0.03)	—	(0.03)
Year ended 3-31-2008	31.79	(0.23)[3]	1.48	1.25	—	—	—
Year ended 3-31-2007	27.58	(0.15)[3]	4.36	4.21	—	—	—
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	29.93	0.06[3]	(5.25)	(5.19)	—	—	—
Year ended 3-31-2011	26.27	0.10[3]	3.97	4.07	(0.41)	—	(0.41)
Year ended 3-31-2010	18.02	0.01[3]	8.30	8.31	(0.06)	—	(0.06)
Year ended 3-31-2009	32.97	0.05[3]	(14.94)	(14.89)	(0.06)	—	(0.06)
Year ended 3-31-2008	31.71	(0.25)	1.51	1.26	—	—	—
Year ended 3-31-2007	27.52	(0.15)	4.34	4.19	—	—	—
Class E Shares[5]							
Six-month period ended							
9-30-2011 (unaudited)	33.22	0.25[3]	(5.85)	(5.60)	—	—	—
Year ended 3-31-2011	29.04	0.45[3]	4.42	4.87	(0.69)	—	(0.69)
Year ended 3-31-2010	19.83	0.35[3]	9.18	9.53	(0.32)	—	(0.32)
Year ended 3-31-2009	36.28	0.37	(16.50)	(16.13)	(0.32)	—	(0.32)
Year ended 3-31-2008[6]	34.54	0.19	1.67	1.86	(0.12)	—	(0.12)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	33.50	0.27[3]	(5.90)	(5.63)	—	—	—
Year ended 3-31-2011	29.26	0.69[3]	4.28	4.97	(0.73)	—	(0.73)
Year ended 3-31-2010	19.98	0.28[3]	9.35	9.63	(0.35)	—	(0.35)
Year ended 3-31-2009	36.57	0.38	(16.60)	(16.22)	(0.37)	—	(0.37)
Year ended 3-31-2008[6]	34.52	0.10	2.12	2.22	(0.17)	—	(0.17)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	33.28	0.23[3]	(5.86)	(5.63)	—	—	—
Year ended 3-31-2011	29.06	0.58[3]	4.31	4.89	(0.67)	—	(0.67)
Year ended 3-31-2010	19.86	0.28[3]	9.23	9.51	(0.31)	—	(0.31)
Year ended 3-31-2009	36.27	0.35	(16.49)	(16.14)	(0.27)	—	(0.27)
Year ended 3-31-2008	34.59	0.31	1.42	1.73	(0.05)	—	(0.05)
Year ended 3-31-2007	29.74	0.28	4.63	4.91	(0.06)	—	(0.06)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) Class is closed to investment.

(6) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(7) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$27.60	-16.94%	$122	1.54%[4]	1.30%[4]	—%	—%	33%
Year ended 3-31-2011	33.23	16.67	142	1.62	1.28	—	—	74
Year ended 3-31-2010	29.04	47.70	120	1.61	1.04	—	—	80
Year ended 3-31-2009	19.83	-44.65	83	1.57	1.09	—	—	93
Year ended 3-31-2008	36.27	5.01	163	1.42	0.35	—	—	103
Year ended 3-31-2007	34.60	16.51	165	1.46	0.55	—	—	97
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	24.78	-17.37	3	2.56[4]	0.33[4]	—	—	33
Year ended 3-31-2011	29.99	15.53	4	2.61	0.29	—	—	74
Year ended 3-31-2010	26.32	46.03	4	2.69	0.06	—	—	80
Year ended 3-31-2009	18.06	-45.25	4	2.62	0.11	—	—	93
Year ended 3-31-2008	33.04	3.96	10	2.45	-0.67	—	—	103
Year ended 3-31-2007	31.79	15.23	11	2.55	-0.53	—	—	97
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	24.74	-17.34	23	2.47[4]	0.41[4]	—	—	33
Year ended 3-31-2011	29.93	15.55	31	2.59	0.31	—	—	74
Year ended 3-31-2010	26.27	46.15	31	2.62	0.07	—	—	80
Year ended 3-31-2009	18.02	-45.19	24	2.54	0.16	—	—	93
Year ended 3-31-2008	32.97	3.97	53	2.42	-0.65	—	—	103
Year ended 3-31-2007	31.71	15.23	57	2.54	-0.53	—	—	97
Class E Shares[5]								
Six-month period ended								
9-30-2011 (unaudited)	27.62	-16.86	—*	1.32[4]	1.53[4]	—	—	33
Year ended 3-31-2011	33.22	16.88	—*	1.40	1.49	—	—	74
Year ended 3-31-2010	29.04	48.11	—*	1.32	1.31	—	—	80
Year ended 3-31-2009	19.83	-44.52	—*	1.34	1.31	—	—	93
Year ended 3-31-2008[6]	36.28	5.34	—*	1.27[4]	0.49[4]	—	—	103[7]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	27.87	-16.81	21	1.20[4]	1.63[4]	—	—	33
Year ended 3-31-2011	33.50	17.09	23	1.25	1.85	—	—	74
Year ended 3-31-2010	29.26	48.28	36	1.18	1.22	—	—	80
Year ended 3-31-2009	19.98	-44.42	15	1.18	1.37	—	—	93
Year ended 3-31-2008[6]	36.57	6.39	21	1.15[4]	0.32[4]	—	—	103[7]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	27.65	-16.92	6	1.42[4]	1.42[4]	1.47[4]	1.37[4]	33
Year ended 3-31-2011	33.28	16.93	9	1.42	1.62	1.58	1.46	74
Year ended 3-31-2010	29.06	47.95	3	1.42	1.16	1.48	1.10	80
Year ended 3-31-2009	19.86	-44.55	2	1.43	1.21	1.50	1.14	93
Year ended 3-31-2008	36.27	4.99	3	1.44	0.31	—	—	103
Year ended 3-31-2007	34.59	16.50	5	1.46	0.65	—	—	97

See Accompanying Notes to Financial Statements.

Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$13.61	$(0.02)[3]	$(1.69)	$(1.71)	$ —	$ —	$ —
Year ended 3-31-2011	11.85	0.00[3]	1.77	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.71	0.04[3]	3.15	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.17	0.04[3]	(4.49)	(4.45)	(0.01)	—	(0.01)
Year ended 3-31-2008	11.82	(0.02)[3]	1.49	1.47	—	(0.12)	(0.12)
Year ended 3-31-2007	11.61	(0.03)	0.24	0.21	—	—	—
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	11.99	(0.08)[3]	(1.48)	(1.56)	—	—	—
Year ended 3-31-2011	10.55	(0.13)[3]	1.57	1.44	—	—	—
Year ended 3-31-2010	7.82	(0.09)[3]	2.82	2.73	—	—	—
Year ended 3-31-2009	11.98	(0.10)[3]	(4.06)	(4.16)	—	—	—
Year ended 3-31-2008	10.89	(0.16)	1.37	1.21	—	(0.12)	(0.12)
Year ended 3-31-2007	10.83	(0.12)	0.18	0.06	—	—	—
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	12.49	(0.06)[3]	(1.56)	(1.62)	—	—	—
Year ended 3-31-2011	10.95	(0.09)[3]	1.63	1.54	—	—	—
Year ended 3-31-2010	8.09	(0.05)[3]	2.91	2.86	—	—	—
Year ended 3-31-2009	12.33	(0.05)[3]	(4.19)	(4.24)	—	—	—
Year ended 3-31-2008	11.18	(0.13)[3]	1.40	1.27	—	(0.12)	(0.12)
Year ended 3-31-2007	11.09	(0.12)	0.21	0.09	—	—	—
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	13.60	(0.02)[3]	(1.69)	(1.71)	—	—	—
Year ended 3-31-2011	11.84	(0.01)[3]	1.78	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.70	0.03[3]	3.16	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.16	0.04[3]	(4.49)	(4.45)	(0.01)	—	(0.01)
Year ended 3-31-2008[5]	11.84	(0.02)[3]	1.46	1.44	—	(0.12)	(0.12)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	13.93	0.00[3]	(1.73)	(1.73)	—	—	—
Year ended 3-31-2011	12.12	0.03[3]	1.81	1.84	(0.03)	—	(0.03)
Year ended 3-31-2010	8.91	0.06[3]	3.22	3.28	(0.07)	—	(0.07)
Year ended 3-31-2009	13.46	0.06[3]	(4.58)	(4.52)	(0.03)	—	(0.03)
Year ended 3-31-2008[5]	11.99	0.01[3]	1.58	1.59	—	(0.12)	(0.12)
Class R Shares							
Six-month period ended							
9-30-2011 (unaudited)	13.46	(0.04)[3]	(1.68)	(1.72)	—	—	—
Year ended 3-31-2011	11.74	(0.03)[3]	1.75	1.72	—	—	—
Year ended 3-31-2010	8.63	0.00[3]	3.12	3.12	(0.01)	—	(0.01)
Year ended 3-31-2009	13.08	0.02[3]	(4.47)	(4.45)	—	—	—
Year ended 3-31-2008	11.78	(0.06)[3]	1.48	1.42	—	(0.12)	(0.12)
Year ended 3-31-2007	11.60	(0.06)	0.24	0.18	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	13.80	(0.01)[3]	(1.72)	(1.73)	—	—	—
Year ended 3-31-2011	12.01	0.01[3]	1.80	1.81	(0.02)	—	(0.02)
Year ended 3-31-2010	8.83	0.05[3]	3.19	3.24	(0.06)	—	(0.06)
Year ended 3-31-2009	13.35	0.05[3]	(4.55)	(4.50)	(0.02)	—	(0.02)
Year ended 3-31-2008	11.97	(0.01)[3]	1.51	1.50	—	(0.12)	(0.12)
Year ended 3-31-2007	11.74	(0.01)	0.24	0.23	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$11.90	-12.57%	$809	1.15%[4]	-0.27%[4]	1.17%[4]	-0.29%[4]	30%
Year ended 3-31-2011	13.61	14.98	550	1.15	0.01	1.25	-0.09	91
Year ended 3-31-2010	11.85	36.63	464	1.15	0.33	1.30	0.18	60
Year ended 3-31-2009	8.71	-33.80	335	1.15	0.40	1.34	0.21	76
Year ended 3-31-2008	13.17	12.32	278	1.15	-0.13	1.29	-0.27	79
Year ended 3-31-2007	11.82	1.81	162	1.20	-0.44	1.39	-0.44	93
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.43	-13.01	12	2.20[4]	-1.32[4]	2.22[4]	-1.34[4]	30
Year ended 3-31-2011	11.99	13.65	10	2.32	-1.17	—	—	91
Year ended 3-31-2010	10.55	34.91	9	2.41	-0.94	—	—	60
Year ended 3-31-2009	7.82	-34.73	7	2.49	-1.01	—	—	76
Year ended 3-31-2008	11.98	10.98	13	2.32	-1.28	—	—	79
Year ended 3-31-2007	10.89	0.55	12	2.42	-1.48	—	—	93
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.87	-12.97	65	1.93[4]	-1.05[4]	—	—	30
Year ended 3-31-2011	12.49	14.06	53	1.98	-0.83	—	—	91
Year ended 3-31-2010	10.95	35.35	50	2.02	-0.54	—	—	60
Year ended 3-31-2009	8.09	-34.39	33	2.08	-0.54	—	—	76
Year ended 3-31-2008	12.33	11.23	34	2.07	-1.04	—	—	79
Year ended 3-31-2007	11.18	0.81	19	2.18	-1.23	—	—	93
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.89	-12.57	4	1.15[4]	-0.29[4]	1.63[4]	-0.77[4]	30
Year ended 3-31-2011	13.60	14.99	2	1.15	-0.02	1.83	-0.70	91
Year ended 3-31-2010	11.84	36.67	1	1.15	0.31	2.05	-0.59	60
Year ended 3-31-2009	8.70	-33.83	1	1.15	0.38	2.27	-0.74	76
Year ended 3-31-2008[5]	13.16	12.05	—*	1.15[4]	-0.13[4]	1.75[4]	-0.73[4]	79[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.20	-12.42	162	0.89[4]	0.01[4]	—	—	30
Year ended 3-31-2011	13.93	15.22	173	0.92	0.22	—	—	91
Year ended 3-31-2010	12.12	36.86	270	0.92	0.56	—	—	60
Year ended 3-31-2009	8.91	-33.61	102	0.92	0.87	—	—	76
Year ended 3-31-2008[5]	13.46	13.15	2	0.96[4]	0.09[4]	—	—	79[6]
Class R Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.74	-12.78	16	1.47[4]	-0.57[4]	—	—	30
Year ended 3-31-2011	13.46	14.65	20	1.46	-0.29	—	—	91
Year ended 3-31-2010	11.74	36.18	13	1.46	0.00	—	—	60
Year ended 3-31-2009	8.63	-34.02	4	1.47	0.15	—	—	76
Year ended 3-31-2008	13.08	11.94	1	1.49	-0.48	—	—	79
Year ended 3-31-2007	11.78	1.55	—*	1.51	-0.57	—	—	93
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.07	-12.54	123	1.06[4]	-0.15[4]	1.15[4]	-0.24[4]	30
Year ended 3-31-2011	13.80	15.09	142	1.06	0.10	1.16	0.00	91
Year ended 3-31-2010	12.01	36.69	112	1.06	0.41	1.17	0.30	60
Year ended 3-31-2009	8.83	-33.74	79	1.06	0.42	1.19	0.29	76
Year ended 3-31-2008	13.35	12.42	109	1.06	-0.04	1.19	-0.17	79
Year ended 3-31-2007	11.97	1.96	59	1.08	-0.13	1.19	-0.24	93

See Accompanying Notes to Financial Statements.

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$11.04	$0.10[3]	$0.13	$0.23	$(0.12)	$ —	$(0.12)
Year ended 3-31-2011	11.06	0.25[3]	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.31[3]	0.33	0.64	(0.32)	(0.03)	(0.35)
Year ended 3-31-2009	10.48	0.31	0.29	0.60	(0.31)	—	(0.31)
Year ended 3-31-2008	10.15	0.38	0.33	0.71	(0.38)	—	(0.38)
Year ended 3-31-2007	10.00	0.33	0.15	0.48	(0.33)	—	(0.33)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	11.04	0.06[3]	0.12	0.18	(0.07)	—	(0.07)
Year ended 3-31-2011	11.06	0.16[3]	0.02	0.18	(0.18)	(0.02)	(0.20)
Year ended 3-31-2010	10.77	0.22[3]	0.33	0.55	(0.23)	(0.03)	(0.26)
Year ended 3-31-2009	10.48	0.23	0.29	0.52	(0.23)	—	(0.23)
Year ended 3-31-2008	10.15	0.29	0.33	0.62	(0.29)	—	(0.29)
Year ended 3-31-2007	10.00	0.24	0.15	0.39	(0.24)	—	(0.24)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	11.04	0.06[3]	0.13	0.19	(0.08)	—	(0.08)
Year ended 3-31-2011	11.06	0.17[3]	0.02	0.19	(0.19)	(0.02)	(0.21)
Year ended 3-31-2010	10.77	0.24[3]	0.33	0.57	(0.25)	(0.03)	(0.28)
Year ended 3-31-2009	10.48	0.24	0.29	0.53	(0.24)	—	(0.24)
Year ended 3-31-2008	10.15	0.29	0.33	0.62	(0.29)	—	(0.29)
Year ended 3-31-2007	10.00	0.24	0.15	0.39	(0.24)	—	(0.24)
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	11.04	0.10[3]	0.13	0.23	(0.12)	—	(0.12)
Year ended 3-31-2011	11.06	0.24[3]	0.02	0.26	(0.26)	(0.02)	(0.28)
Year ended 3-31-2010	10.77	0.31[3]	0.34	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.34	0.29	0.63	(0.34)	—	(0.34)
Year ended 3-31-2008[5]	10.15	0.40	0.33	0.73	(0.40)	—	(0.40)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	11.04	0.11[3]	0.14	0.25	(0.14)	—	(0.14)
Year ended 3-31-2011	11.06	0.28[3]	0.02	0.30	(0.30)	(0.02)	(0.32)
Year ended 3-31-2010	10.77	0.35[3]	0.33	0.68	(0.36)	(0.03)	(0.39)
Year ended 3-31-2009	10.48	0.35	0.29	0.64	(0.35)	—	(0.35)
Year ended 3-31-2008[5]	10.15	0.49	0.33	0.82	(0.49)	—	(0.49)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	11.04	0.11[3]	0.12	0.23	(0.12)	—	(0.12)
Year ended 3-31-2011	11.06	0.25[3]	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.32[3]	0.33	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.32	0.29	0.61	(0.32)	—	(0.32)
Year ended 3-31-2008	10.15	0.39	0.33	0.72	(0.39)	—	(0.39)
Year ended 3-31-2007	10.00	0.34	0.15	0.49	(0.34)	—	(0.34)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$11.15	2.11%	$973	0.92%[4]	1.91%[4]	—%	—%	25%
Year ended 3-31-2011	11.04	2.45	794	0.93	2.18	—	—	54
Year ended 3-31-2010	11.06	6.03	570	1.00	2.84	—	—	33
Year ended 3-31-2009	10.77	5.89	289	0.91	2.89	1.06	2.74	20
Year ended 3-31-2008	10.48	7.13	72	1.19	3.70	1.27	3.62	86
Year ended 3-31-2007	10.15	4.89	35	1.33	3.30	—	—	41
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.15	1.68	26	1.75[4]	1.08[4]	—	—	25
Year ended 3-31-2011	11.04	1.61	24	1.75	1.36	—	—	54
Year ended 3-31-2010	11.06	5.16	21	1.82	2.06	—	—	33
Year ended 3-31-2009	10.77	5.04	20	1.73	2.08	1.88	1.93	20
Year ended 3-31-2008	10.48	6.21	6	2.07	2.83	2.15	2.75	86
Year ended 3-31-2007	10.15	3.94	5	2.23	2.39	—	—	41
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.15	1.72	237	1.66[4]	1.17[4]	—	—	25
Year ended 3-31-2011	11.04	1.72	216	1.65	1.47	—	—	54
Year ended 3-31-2010	11.06	5.27	213	1.71	2.14	—	—	33
Year ended 3-31-2009	10.77	5.11	157	1.59	2.12	1.74	1.97	20
Year ended 3-31-2008	10.48	6.19	15	2.09	2.81	2.17	2.73	86
Year ended 3-31-2007	10.15	3.98	12	2.20	2.42	—	—	41
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.15	2.09	1	1.00[4]	1.83[4]	1.13[4]	1.70[4]	25
Year ended 3-31-2011	11.04	2.35	1	1.00	2.08	1.19	1.89	54
Year ended 3-31-2010	11.06	6.07	—*	0.98	2.78	—	—	33
Year ended 3-31-2009	10.77	6.15	—*	0.73	3.21	0.88	3.06	20
Year ended 3-31-2008[5]	10.48	7.31	—*	0.98[4]	3.93[4]	1.06[4]	3.85[4]	86[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.15	2.23	86	0.67[4]	2.14[4]	—	—	25
Year ended 3-31-2011	11.04	2.71	51	0.68	2.43	—	—	54
Year ended 3-31-2010	11.06	6.35	37	0.73	3.09	—	—	33
Year ended 3-31-2009	10.77	6.26	6	0.57	3.22	0.72	3.07	20
Year ended 3-31-2008[5]	10.48	8.31	—*	0.89[4]	4.02[4]	0.97[4]	3.94[4]	86[6]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.15	2.10	53	0.92[4]	1.91[4]	0.93[4]	1.90[4]	25
Year ended 3-31-2011	11.04	2.45	54	0.93	2.19	0.94	2.18	54
Year ended 3-31-2010	11.06	6.07	57	0.98	2.87	—	—	33
Year ended 3-31-2009	10.77	5.95	37	0.86	2.89	1.01	2.74	20
Year ended 3-31-2008	10.48	7.25	2	1.09	3.79	1.17	3.71	86
Year ended 3-31-2007	10.15	5.06	1	1.17	3.44	—	—	41

See Accompanying Notes to Financial Statements.

IVY MANAGED EUROPEAN/PACIFIC FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$ 8.90	$(0.03)[3]	$(2.25)	$(2.28)	$ —	$ —	$ —	$ —
Year ended 3-31-2011	7.80	(0.04)[3]	1.14	1.10	—	—	—	—
Year ended 3-31-2010	4.90	(0.03)[3]	2.94	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.46)	(4.27)	(0.31)	(0.33)	—	(0.64)
Year ended 3-31-2008[5]	10.00	0.47[3]	(0.15)	0.32	(0.51)	—	—	(0.51)
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	8.74	(0.06)[3]	(2.26)	(2.32)	—	—	—	—
Year ended 3-31-2011	7.71	(0.11)[3]	1.14	1.03	—	—	—	—
Year ended 3-31-2010	4.86	(0.08)[3]	2.93	2.85	—	—	—	—
Year ended 3-31-2009	9.78	0.12	(4.46)	(4.34)	(0.25)	(0.33)	—	(0.58)
Year ended 3-31-2008[5]	10.00	0.44[3]	(0.21)	0.23	(0.45)	—	—	(0.45)
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	8.77	(0.06)[3]	(2.26)	(2.32)	—	—	—	—
Year ended 3-31-2011	7.73	(0.10)[3]	1.14	1.04	—	—	—	—
Year ended 3-31-2010	4.87	(0.07)[3]	2.93	2.86	—*	—	—*	—*
Year ended 3-31-2009	9.79	0.13	(4.46)	(4.33)	(0.26)	(0.33)	—	(0.59)
Year ended 3-31-2008[5]	10.00	0.45[3]	(0.21)	0.24	(0.45)	—	—	(0.45)
Class E Shares[6]								
Six-month period ended								
9-30-2011 (unaudited)	8.93	(0.02)[3]	(2.26)	(2.28)	—	—	—	—
Year ended 3-31-2011	7.81	(0.03)[3]	1.15	1.12	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)[3]	2.93	2.92	(0.01)	—	(0.01)	(0.02)
Year ended 3-31-2009	9.81	0.20	(4.45)	(4.25)	(0.32)	(0.33)	—	(0.65)
Year ended 3-31-2008[5]	10.00	0.49[3]	(0.16)	0.33	(0.52)	—	—	(0.52)
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	8.98	(0.01)[3]	(2.26)	(2.27)	—	—	—	—
Year ended 3-31-2011	7.84	(0.01)[3]	1.15	1.14	—	—	—	—
Year ended 3-31-2010	4.92	(0.01)[3]	2.95	2.94	—*	—	(0.02)	(0.02)
Year ended 3-31-2009	9.82	0.21	(4.45)	(4.24)	(0.33)	(0.33)	—	(0.66)
Year ended 3-31-2008[5]	10.00	0.52[3]	(0.16)	0.36	(0.54)	—	—	(0.54)
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	8.92	(0.02)[3]	(2.26)	(2.28)	—	—	—	—
Year ended 3-31-2011	7.81	(0.04)[3]	1.15	1.11	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)[3]	2.92	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.45)	(4.26)	(0.31)	(0.33)	—	(0.64)
Year ended 3-31-2008[5]	10.00	0.49[3]	(0.16)	0.33	(0.52)	—	—	(0.52)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Class is closed to investment.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$6.62	-25.62%	$65	0.59%[4]	-0.59%[4]	—%	—%	3%
Year ended 3-31-2011	8.90	14.10	88	0.60	-0.51	—	—	7
Year ended 3-31-2010	7.80	59.43	75	0.66	-0.21	—	—	13
Year ended 3-31-2009	4.90	-43.93	39	0.72	2.51	—	—	25
Year ended 3-31-2008[5]	9.81	2.67	54	0.88[4]	6.52[4]	0.89[4]	6.51[4]	—*
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	6.42	-26.55	1	1.45[4]	-1.45[4]	—	—	3
Year ended 3-31-2011	8.74	13.36	2	1.49	-1.41	—	—	7
Year ended 3-31-2010	7.71	58.64	2	1.60	-1.14	—	—	13
Year ended 3-31-2009	4.86	-44.75	1	1.70	1.53	—	—	25
Year ended 3-31-2008[5]	9.78	1.87	1	1.77[4]	5.43[4]	1.78[4]	5.42[4]	—*
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	6.45	-26.45	2	1.38[4]	-1.38[4]	—	—	3
Year ended 3-31-2011	8.77	13.45	2	1.39	-1.30	—	—	7
Year ended 3-31-2010	7.73	58.76	2	1.43	-0.97	—	—	13
Year ended 3-31-2009	4.87	-44.59	1	1.52	1.53	—	—	25
Year ended 3-31-2008[5]	9.79	1.90	3	1.65[4]	6.18[4]	1.66[4]	6.17[4]	—*
Class E Shares[6]								
Six-month period ended								
9-30-2011 (unaudited)	6.65	-25.53	—*	0.47[4]	-0.47[4]	—	—	3
Year ended 3-31-2011	8.93	14.34	—*	0.48	-0.39	—	—	7
Year ended 3-31-2010	7.81	59.40	—*	0.49	-0.06	—	—	13
Year ended 3-31-2009	4.91	-43.74	—*	0.53	2.49	—	—	25
Year ended 3-31-2008[5]	9.81	2.79	—*	0.79[4]	4.44[4]	0.80[4]	4.43[4]	—*
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	6.71	-25.28	—*	0.23[4]	-0.23[4]	—	—	3
Year ended 3-31-2011	8.98	14.54	—*	0.23	-0.16	—	—	7
Year ended 3-31-2010	7.84	59.76	—*	0.23	0.20	—	—	13
Year ended 3-31-2009	4.92	-43.56	—*	0.27	2.73	—	—	25
Year ended 3-31-2008[5]	9.82	3.07	—*	0.55[4]	4.67[4]	0.56[4]	4.66[4]	—*
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	6.64	-25.56	1	0.55[4]	-0.55[4]	—	—	3
Year ended 3-31-2011	8.92	14.21	1	0.59	-0.50	—	—	7
Year ended 3-31-2010	7.81	59.32	—*	0.55	0.05	—	—	13
Year ended 3-31-2009	4.91	-43.84	—*	0.73	2.45	—	—	25
Year ended 3-31-2008[5]	9.81	2.77	—*	0.81[4]	4.76[4]	0.82[4]	4.75[4]	—*

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$ 9.56	$ 0.02(3)	$(2.00)	$(1.98)	$ —	$ —	$ —	$ —
Year ended 3-31-2011	8.44	0.03(3)	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.62	0.01(3)	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.21	(4.21)	(4.00)	(0.27)	(0.15)	(0.02)	(0.44)
Year ended 3-31-2008(5)	10.00	0.35(3)	0.04	0.39	(0.33)	—	—	(0.33)
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	9.48	(0.02)(3)	(2.01)	(2.03)	—	—	—	—
Year ended 3-31-2011	8.38	(0.04)(3)	1.14	1.10	—*	—	—*	—*
Year ended 3-31-2010	5.59	(0.04)(3)	2.83	2.79	—	—	—	—
Year ended 3-31-2009	10.04	0.16(3)	(4.23)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Year ended 3-31-2008(5)	10.00	0.33(3)	(0.02)	0.31	(0.27)	—	—	(0.27)
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	9.49	(0.02)(3)	(2.00)	(2.02)	—	—	—	—
Year ended 3-31-2011	8.40	(0.03)(3)	1.13	1.10	(0.01)	—	—*	(0.01)
Year ended 3-31-2010	5.59	(0.03)(3)	2.84	2.81	—	—	—	—
Year ended 3-31-2009	10.04	0.15(3)	(4.22)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Year ended 3-31-2008(5)	10.00	0.30(3)	0.02	0.32	(0.28)	—	—	(0.28)
Class E Shares(6)								
Six-month period ended								
9-30-2011 (unaudited)	9.57	0.02(3)	(2.00)	(1.98)	—	—	—	—
Year ended 3-31-2011	8.45	0.05(3)	1.13	1.18	(0.04)	—	(0.02)	(0.06)
Year ended 3-31-2010	5.62	0.01(3)	2.86	2.87	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.23	(4.23)	(4.00)	(0.28)	(0.14)	(0.02)	(0.44)
Year ended 3-31-2008(5)	10.00	0.38(3)	0.02	0.40	(0.34)	—	—	(0.34)
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	9.58	0.04(3)	(2.00)	(1.96)	—	—	—	—
Year ended 3-31-2011	8.46	0.05(3)	1.14	1.19	(0.04)	—	(0.03)	(0.07)
Year ended 3-31-2010	5.63	0.02(3)	2.87	2.89	(0.03)	—	(0.03)	(0.06)
Year ended 3-31-2009	10.07	0.24	(4.21)	(3.97)	(0.30)	(0.15)	(0.02)	(0.47)
Year ended 3-31-2008(5)	10.00	0.41(3)	0.02	0.43	(0.36)	—	—	(0.36)
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	9.55	0.03(3)	(2.01)	(1.98)	—	—	—	—
Year ended 3-31-2011	8.43	0.03(3)	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.61	0.01(3)	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.22	(4.22)	(4.00)	(0.28)	(0.15)	(0.02)	(0.45)
Year ended 3-31-2008(5)	10.00	0.37(3)	0.03	0.40	(0.34)	—	—	(0.34)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Class is closed to investment.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$ 7.58	-20.71%	$155	0.49%[4]	0.45%[4]	—%	—%	1%
Year ended 3-31-2011	9.56	13.88	188	0.50	0.38	—	—	22
Year ended 3-31-2010	8.44	50.82	152	0.55	0.30	—	—	9
Year ended 3-31-2009	5.62	-40.20	84	0.57	2.85	—	—	16
Year ended 3-31-2008[5]	10.06	3.75	100	0.67[4]	4.67[4]	0.68[4]	4.66[4]	—
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.45	-21.41	2	1.35[4]	-0.43[4]	—	—	1
Year ended 3-31-2011	9.48	13.14	3	1.36	-0.47	—	—	22
Year ended 3-31-2010	8.38	49.91	4	1.43	-0.58	—	—	9
Year ended 3-31-2009	5.59	-40.93	3	1.41	1.92	—	—	16
Year ended 3-31-2008[5]	10.04	2.98	4	1.48[4]	4.05[4]	1.49[4]	4.04[4]	—
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.47	-21.29	4	1.28[4]	-0.33[4]	—	—	1
Year ended 3-31-2011	9.49	13.05	5	1.26	-0.38	—	—	22
Year ended 3-31-2010	8.40	50.27	5	1.32	-0.46	—	—	9
Year ended 3-31-2009	5.59	-40.91	3	1.35	2.19	—	—	16
Year ended 3-31-2008[5]	10.04	3.05	4	1.44[4]	3.70[4]	1.45[4]	3.69[4]	—
Class E Shares[6]								
Six-month period ended								
9-30-2011 (unaudited)	7.59	-20.69	—*	0.40[4]	0.53[4]	—	—	1
Year ended 3-31-2011	9.57	13.94	—*	0.41	0.48	—	—	22
Year ended 3-31-2010	8.45	51.16	—*	0.42	0.41	—	—	9
Year ended 3-31-2009	5.62	-40.12	—*	0.45	2.83	—	—	16
Year ended 3-31-2008[5]	10.06	3.82	—*	0.60[4]	3.57[4]	0.61[4]	3.56[4]	—
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.62	-20.46	—*	0.15[4]	0.81[4]	—	—	1
Year ended 3-31-2011	9.58	14.09	—*	0.16	0.54	—	—	22
Year ended 3-31-2010	8.46	51.31	—*	0.16	0.66	—	—	9
Year ended 3-31-2009	5.63	-39.86	—*	0.18	3.08	—	—	16
Year ended 3-31-2008[5]	10.07	4.10	—*	0.36[4]	3.81[4]	0.37[4]	3.80[4]	—
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	7.57	-20.73	1	0.48[4]	0.55[4]	—	—	1
Year ended 3-31-2011	9.55	13.90	1	0.50	0.40	0.52	0.38	22
Year ended 3-31-2010	8.43	50.91	—*	0.55	0.28	0.58	0.25	9
Year ended 3-31-2009	5.61	-40.21	—*	0.59	2.56	0.60	2.55	16
Year ended 3-31-2008[5]	10.06	3.81	—*	0.64[4]	3.83[4]	0.65[4]	3.82[4]	—

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$19.63	$(0.15)[3]	$(4.77)	$(4.92)	$ —	$ —	$ —
Year ended 3-31-2011	15.78	(0.30)[3]	4.80	4.50	(0.05)	(0.60)	(0.65)
Year ended 3-31-2010	9.77	(0.29)[3]	6.69	6.40	—	(0.39)	(0.39)
Year ended 3-31-2009[5]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	19.27	(0.26)[3]	(4.66)	(4.92)	—	—	—
Year ended 3-31-2011	15.63	(0.52)[3]	4.71	4.19	—	(0.55)	(0.55)
Year ended 3-31-2010	9.76	(0.51)[3]	6.66	6.15	—	(0.28)	(0.28)
Year ended 3-31-2009[5]	10.00	(0.04)	(0.20)	(0.24)	—	—	—
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	19.42	(0.23)[3]	(4.70)	(4.93)	—	—	—
Year ended 3-31-2011	15.69	(0.43)[3]	4.75	4.32	—	(0.59)	(0.59)
Year ended 3-31-2010	9.76	(0.44)[3]	6.68	6.24	—	(0.31)	(0.31)
Year ended 3-31-2009[5]	10.00	(0.03)	(0.21)	(0.24)	—	—	—
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	19.73	(0.11)[3]	(4.81)	(4.92)	—	—	—
Year ended 3-31-2011	15.79	(0.22)[3]	4.82	4.60	(0.06)	(0.60)	(0.66)
Year ended 3-31-2010	9.77	(0.24)[3]	6.68	6.44	—	(0.42)	(0.42)
Year ended 3-31-2009[5]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	19.64	(0.14)[3]	(4.77)	(4.91)	—	—	—
Year ended 3-31-2011	15.70	(0.26)[3]	4.78	4.52	—	(0.58)	(0.58)
Year ended 3-31-2010	9.77	(0.31)[3]	6.63	6.32	—	(0.39)	(0.39)
Year ended 3-31-2009[5]	10.00	(0.02)	(0.21)	(0.23)	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from February 17, 2009 (commencement of operations of the class) through March 31, 2009.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$14.71	-25.06%	$56	1.77%[4]	-1.67%[4]	—%	—%	43%
Year ended 3-31-2011	19.63	28.73	78	1.88	-1.69	—	—	78
Year ended 3-31-2010	15.78	66.16	28	2.17	-2.08	2.79	-2.70	94
Year ended 3-31-2009[5]	9.77	-2.30	3	2.55[4]	-2.38[4]	—	—	5
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.35	-25.53	1	2.94[4]	-2.83[4]	—	—	43
Year ended 3-31-2011	19.27	27.00	1	3.20	-3.02	—	—	78
Year ended 3-31-2010	15.63	63.49	—*	3.91	-3.82	4.13	-4.04	94
Year ended 3-31-2009[5]	9.76	-2.40	—*	3.49[4]	-3.32[4]	—	—	5
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.49	-25.39	3	2.58[4]	-2.48[4]	—	—	43
Year ended 3-31-2011	19.42	27.72	4	2.66	-2.48	—	—	78
Year ended 3-31-2010	15.69	64.45	1	3.29	-3.19	3.51	-3.41	94
Year ended 3-31-2009[5]	9.76	-2.40	—*	3.24[4]	-3.07[4]	—	—	5
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.81	-24.94	2	1.32[4]	-1.21[4]	—	—	43
Year ended 3-31-2011	19.73	29.36	3	1.41	-1.24	—	—	78
Year ended 3-31-2010	15.79	66.68	—*	1.89	-1.79	2.23	-2.13	94
Year ended 3-31-2009[5]	9.77	-2.30	—*	1.97[4]	-1.80[4]	—	—	5
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.73	-25.00	—*	1.60[4]	-1.50[4]	—	—	43
Year ended 3-31-2011	19.64	29.00	1	1.67	-1.45	—	—	78
Year ended 3-31-2010	15.70	65.38	—*	2.35	-2.27	2.57	-2.49	94
Year ended 3-31-2009[5]	9.77	-2.30	—*	2.21[4]	-2.03[4]	—	—	5

See Accompanying Notes to Financial Statements.

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$18.36	$(0.05)[3]	$(3.36)	$(3.41)	$—	$—	$—
Year ended 3-31-2011	13.95	(0.05)[3]	4.46	4.41	—	—	—
Year ended 3-31-2010	8.57	(0.06)[3]	5.44	5.38	—	—	—
Year ended 3-31-2009	12.77	(0.05)	(4.15)	(4.20)	—	—	—
Year ended 3-31-2008	13.07	(0.09)	(0.21)	(0.30)	—	—	—
Year ended 3-31-2007	12.59	(0.06)	0.54	0.48	—	—	—
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	16.40	(0.12)[3]	(2.99)	(3.11)	—	—	—
Year ended 3-31-2011	12.58	(0.18)[3]	4.00	3.82	—	—	—
Year ended 3-31-2010	7.81	(0.16)[3]	4.93	4.77	—	—	—
Year ended 3-31-2009	11.79	(0.17)[3]	(3.81)	(3.98)	—	—	—
Year ended 3-31-2008	12.18	(0.30)	(0.09)	(0.39)	—	—	—
Year ended 3-31-2007	11.85	(0.23)	0.56	0.33	—	—	—
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	17.04	(0.11)[3]	(3.10)	(3.21)	—	—	—
Year ended 3-31-2011	13.04	(0.15)[3]	4.15	4.00	—	—	—
Year ended 3-31-2010	8.06	(0.14)[3]	5.12	4.98	—	—	—
Year ended 3-31-2009	12.09	(0.19)	(3.84)	(4.03)	—	—	—
Year ended 3-31-2008	12.48	(0.25)	(0.14)	(0.39)	—	—	—
Year ended 3-31-2007	12.10	(0.19)	0.57	0.38	—	—	—
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	18.17	(0.07)[3]	(3.32)	(3.39)	—	—	—
Year ended 3-31-2011	13.81	(0.07)[3]	4.43	4.36	—	—	—
Year ended 3-31-2010	8.48	(0.05)[3]	5.38	5.33	—	—	—
Year ended 3-31-2009	12.68	(0.06)	(4.14)	(4.20)	—	—	—
Year ended 3-31-2008[5]	13.13	(0.22)[3]	(0.23)	(0.45)	—	—	—
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	19.07	(0.02)[3]	(3.49)	(3.51)	—	—	—
Year ended 3-31-2011	14.42	0.01[3]	4.64	4.65	—	—	—
Year ended 3-31-2010	8.81	0.00[3]	5.61	5.61	—	—	—
Year ended 3-31-2009	13.07	0.00	(4.26)	(4.26)	—	—	—
Year ended 3-31-2008[5]	13.28	(0.03)[3]	(0.18)	(0.21)	—	—	—
Class R Shares							
Six-month period ended							
9-30-2011 (unaudited)	18.27	(0.07)[3]	(3.33)	(3.40)	—	—	—
Year ended 3-31-2011	13.90	(0.08)[3]	4.45	4.37	—	—	—
Year ended 3-31-2010	8.54	(0.07)[3]	5.43	5.36	—	—	—
Year ended 3-31-2009	12.73	(0.06)	(4.13)	(4.19)	—	—	—
Year ended 3-31-2008	13.05	(0.10)	(0.22)	(0.32)	—	—	—
Year ended 3-31-2007	12.58	(0.07)	0.54	0.47	—	—	—
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	18.86	(0.04)[3]	(3.45)	(3.49)	—	—	—
Year ended 3-31-2011	14.29	(0.02)[3]	4.59	4.57	—	—	—
Year ended 3-31-2010	8.74	(0.01)[3]	5.56	5.55	—	—	—
Year ended 3-31-2009	12.97	(0.01)	(4.22)	(4.23)	—	—	—
Year ended 3-31-2008	13.23	(0.07)	(0.19)	(0.26)	—	—	—
Year ended 3-31-2007	12.70	(0.03)	0.56	0.53	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$14.95	-18.57%	$406	1.41%[4]	-0.60%[4]	—%	—%	15%
Year ended 3-31-2011	18.36	31.61	369	1.49	-0.34	—	—	39
Year ended 3-31-2010	13.95	62.78	162	1.65	-0.51	1.67	-0.53	40
Year ended 3-31-2009	8.57	-32.89	75	1.65	-0.39	1.78	-0.52	49
Year ended 3-31-2008	12.77	-2.37	108	1.60	-0.67	—	—	42
Year ended 3-31-2007	13.07	3.89	104	1.59	-0.48	—	—	25
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.29	-18.96	12	2.38[4]	-1.57[4]	—	—	15
Year ended 3-31-2011	16.40	30.37	12	2.47	-1.32	—	—	39
Year ended 3-31-2010	12.58	61.08	7	2.68	-1.53	—	—	40
Year ended 3-31-2009	7.81	-33.76	4	2.92	-1.69	—	—	49
Year ended 3-31-2008	11.79	-3.20	9	2.56	-1.62	—	—	42
Year ended 3-31-2007	12.18	2.79	11	2.62	-1.52	—	—	25
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.83	-18.84	78	2.15[4]	-1.34[4]	—	—	15
Year ended 3-31-2011	17.04	30.68	69	2.16	-1.02	—	—	39
Year ended 3-31-2010	13.04	61.79	17	2.35	-1.21	2.38	-1.24	40
Year ended 3-31-2009	8.06	-33.33	6	2.35	-1.10	2.59	-1.34	49
Year ended 3-31-2008	12.09	-3.13	10	2.35	-1.41	2.38	-1.44	42
Year ended 3-31-2007	12.48	3.14	12	2.35	-1.25	2.42	-1.32	25
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.78	-18.66	2	1.60[4]	-0.79[4]	1.98[4]	-1.17[4]	15
Year ended 3-31-2011	18.17	31.57	3	1.60	-0.44	2.09	-0.93	39
Year ended 3-31-2010	13.81	62.85	1	1.60	-0.46	2.60	-1.46	40
Year ended 3-31-2009	8.48	-33.12	—*	1.99	-0.71	3.12	-1.84	49
Year ended 3-31-2008[5]	12.68	-3.43	—*	2.52[4]	-1.61[4]	—	—	42[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	15.56	-18.41	395	1.05[4]	-0.27[4]	—	—	15
Year ended 3-31-2011	19.07	32.25	116	1.08	0.04	—	—	39
Year ended 3-31-2010	14.42	63.68	6	1.14	-0.03	—	—	40
Year ended 3-31-2009	8.81	-32.59	—*	1.17	0.09	—	—	49
Year ended 3-31-2008[5]	13.07	-1.58	1	1.17[4]	-0.23[4]	—	—	42[6]
Class R Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.87	-18.61	27	1.63[4]	-0.83[4]	—	—	15
Year ended 3-31-2011	18.27	31.44	21	1.63	-0.48	—	—	39
Year ended 3-31-2010	13.90	62.76	4	1.67	-0.57	—	—	40
Year ended 3-31-2009	8.54	-32.91	—*	1.72	-0.45	—	—	49
Year ended 3-31-2008	12.73	-2.45	—*	1.68	-0.75	—	—	42
Year ended 3-31-2007	13.05	3.74	—*	1.71	-0.59	—	—	25
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	15.37	-18.51	288	1.25[4]	-0.45[4]	1.30[4]	-0.50[4]	15
Year ended 3-31-2011	18.86	31.98	207	1.25	-0.10	1.34	-0.19	39
Year ended 3-31-2010	14.29	63.50	54	1.25	-0.11	1.38	-0.24	40
Year ended 3-31-2009	8.74	-32.61	9	1.25	0.00	1.40	-0.15	49
Year ended 3-31-2008	12.97	-1.97	12	1.25	-0.33	1.40	-0.48	42
Year ended 3-31-2007	13.23	4.17	10	1.25	-0.15	1.42	-0.32	25

See Accompanying Notes to Financial Statements.

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$1.00	$0.00[3]	$0.00	$0.00	$ —*	$—	$ —*
Year ended 3-31-2011	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.01[3]	0.00	0.01	(0.01)	—*	(0.01)
Year ended 3-31-2009	1.00	0.02[3]	0.00	0.02	(0.02)	—	(0.02)
Year ended 3-31-2008	1.00	0.04[3]	0.00	0.04	(0.04)	—	(0.04)
Year ended 3-31-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Class B Shares[5]							
Six-month period ended							
9-30-2011 (unaudited)	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01[3]	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2008	1.00	0.03[3]	0.00	0.03	(0.03)	—	(0.03)
Year ended 3-31-2007	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Class C Shares[5]							
Six-month period ended							
9-30-2011 (unaudited)	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01[3]	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2008	1.00	0.03[3]	0.00	0.03	(0.03)	—	(0.03)
Year ended 3-31-2007	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01[3]	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2008[6]	1.00	0.04[3]	0.00	0.04	(0.04)	—	(0.04)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) These shares are not available for direct investment. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

(6) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$1.00	0.01%	$207	0.28%[4]	0.02%[4]	0.67%[4]	-0.37%[4]
Year ended 3-31-2011	1.00	0.04	159	0.43	0.02	0.69	-0.24
Year ended 3-31-2010	1.00	0.53	195	0.65	0.50	0.65	0.50
Year ended 3-31-2009	1.00	1.65	219	0.73	1.51	—	—
Year ended 3-31-2008	1.00	4.19	91	0.88	4.02	—	—
Year ended 3-31-2007	1.00	4.44	59	0.88	4.38	0.98	4.28
Class B Shares[5]							
Six-month period ended							
9-30-2011 (unaudited)	1.00	0.01	12	0.28[4]	0.02[4]	1.75[4]	-1.45[4]
Year ended 3-31-2011	1.00	0.04	7	0.43	0.02	1.80	-1.35
Year ended 3-31-2010	1.00	0.16	9	1.07	0.16	1.75	-0.52
Year ended 3-31-2009	1.00	0.74	19	1.61	0.58	1.70	0.49
Year ended 3-31-2008	1.00	3.25	7	1.80	3.01	—	—
Year ended 3-31-2007	1.00	3.44	4	1.86	3.43	—	—
Class C Shares[5]							
Six-month period ended							
9-30-2011 (unaudited)	1.00	0.01	56	0.28[4]	0.02[4]	1.65[4]	-1.35[4]
Year ended 3-31-2011	1.00	0.04	32	0.43	0.02	1.67	-1.22
Year ended 3-31-2010	1.00	0.16	39	1.08	0.16	1.67	-0.43
Year ended 3-31-2009	1.00	0.78	91	1.58	0.58	1.63	0.53
Year ended 3-31-2008	1.00	3.31	18	1.73	3.03	—	—
Year ended 3-31-2007	1.00	3.45	6	1.84	3.45	—	—
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	1.00	0.01	4	0.28[4]	0.02[4]	0.80[4]	-0.50[4]
Year ended 3-31-2011	1.00	0.04	3	0.43	0.02	0.79	-0.34
Year ended 3-31-2010	1.00	0.49	4	0.69	0.49	0.70	0.48
Year ended 3-31-2009	1.00	1.51	5	0.88	1.31	—	—
Year ended 3-31-2008[6]	1.00	4.07	1	0.93[4]	3.77[4]	—	—

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$10.95	$0.22[3]	$ 0.63	$ 0.85	$(0.22)	$—	$(0.22)
Year ended 3-31-2011	11.16	0.43[3]	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010	10.41	0.45[3]	0.75	1.20	(0.45)	—	(0.45)
Year ended 3-31-2009	10.80	0.39[3]	(0.39)	0.00	(0.39)	—	(0.39)
Year ended 3-31-2008	11.12	0.39[3]	(0.32)	0.07	(0.39)	—	(0.39)
Year ended 3-31-2007	11.04	0.41[3]	0.08	0.49	(0.41)	—	(0.41)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.95	0.17[3]	0.64	0.81	(0.18)	—	(0.18)
Year ended 3-31-2011	11.16	0.34[3]	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.36[3]	0.75	1.11	(0.36)	—	(0.36)
Year ended 3-31-2009	10.80	0.31[3]	(0.39)	(0.08)	(0.31)	—	(0.31)
Year ended 3-31-2008	11.12	0.31	(0.32)	(0.01)	(0.31)	—	(0.31)
Year ended 3-31-2007	11.04	0.32	0.08	0.40	(0.32)	—	(0.32)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.95	0.17[3]	0.64	0.81	(0.18)	—	(0.18)
Year ended 3-31-2011	11.16	0.34[3]	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.37[3]	0.75	1.12	(0.37)	—	(0.37)
Year ended 3-31-2009	10.80	0.31[3]	(0.39)	(0.08)	(0.31)	—	(0.31)
Year ended 3-31-2008	11.12	0.31	(0.32)	(0.01)	(0.31)	—	(0.31)
Year ended 3-31-2007	11.04	0.32	0.08	0.40	(0.32)	—	(0.32)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.95	0.23[3]	0.63	0.86	(0.23)	—	(0.23)
Year ended 3-31-2011	11.16	0.45[3]	(0.21)	0.24	(0.45)	—	(0.45)
Year ended 3-31-2010[5]	11.10	0.19[3]	0.06	0.25	(0.19)	—	(0.19)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	10.95	0.22[3]	0.63	0.85	(0.22)	—	(0.22)
Year ended 3-31-2011	11.16	0.43[3]	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010[7]	11.30	0.22[3]	(0.14)	0.08	(0.22)	—	(0.22)
Period ended 9-24-2008[8]	10.80	0.14[3]	(0.36)	(0.22)	(0.14)	—	(0.14)
Year ended 3-31-2008	11.12	0.38[3]	(0.32)	0.06	(0.38)	—	(0.38)
Year ended 3-31-2007	11.04	0.39[3]	0.08	0.47	(0.39)	—	(0.39)
Year ended 3-31-2006	11.13	0.42	(0.09)	0.33	(0.42)	—	(0.42)
Year ended 3-31-2005	11.31	0.37	(0.18)	0.19	(0.37)	—	(0.37)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from November 4, 2009 (commencement of operations of the class) through March 31, 2010.

(6) For the fiscal year ended March 31, 2010.

(7) For the period from October 8, 2009 (recommencement of operations) through March 31, 2010.

(8) For the period from April 1, 2008 through September 24, 2008 when all outstanding Class Y shares were redeemed at the ending net asset value shown.

(9) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$11.58	7.81%	$78	1.09%[4]	3.83%[4]	—%	—%	2%
Year ended 3-31-2011	10.95	1.89	64	1.10	3.79	—	—	6
Year ended 3-31-2010	11.16	11.66	46	1.15	4.09	—	—	18
Year ended 3-31-2009	10.41	0.09	33	1.24	3.76	—	—	26
Year ended 3-31-2008	10.80	0.69	20	1.26	3.62	1.31	3.57	62
Year ended 3-31-2007	11.12	4.51	9	1.11	3.67	1.35	3.43	26
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.58	7.41	3	1.84[4]	3.06[4]	—	—	2
Year ended 3-31-2011	10.95	1.10	2	1.88	3.00	—	—	6
Year ended 3-31-2010	11.16	10.75	2	1.92	3.33	—	—	18
Year ended 3-31-2009	10.41	-0.71	2	2.02	2.98	—	—	26
Year ended 3-31-2008	10.80	-0.13	1	2.08	2.81	2.13	2.76	62
Year ended 3-31-2007	11.12	3.70	1	1.85	2.92	2.09	2.68	26
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.58	7.40	23	1.85[4]	3.07[4]	—	—	2
Year ended 3-31-2011	10.95	1.12	20	1.86	3.02	—	—	6
Year ended 3-31-2010	11.16	10.84	23	1.90	3.34	—	—	18
Year ended 3-31-2009	10.41	-0.69	22	2.00	3.00	—	—	26
Year ended 3-31-2008	10.80	-0.14	12	2.08	2.80	2.13	2.75	62
Year ended 3-31-2007	11.12	3.69	15	1.87	2.90	2.11	2.66	26
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.58	7.93	1	0.89[4]	4.02[4]	—	—	2
Year ended 3-31-2011	10.95	2.10	1	0.88	4.02	—	—	6
Year ended 3-31-2010[5]	11.16	2.27	—*	0.91[4]	4.32[4]	—	—	18[6]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.58	7.83	1	1.09[4]	3.84[4]	1.13[4]	3.80[4]	2
Year ended 3-31-2011	10.95	1.90	1	1.10	3.78	1.13	3.75	6
Year ended 3-31-2010[7]	11.16	0.68	—*	1.15[4]	4.10[4]	1.17[4]	4.08[4]	18[6]
Period ended 9-24-2008[8]	10.44	-2.08	—	1.51[4]	3.42[4]	—	—	26[9]
Year ended 3-31-2008	10.80	0.58	—*	1.38	3.50	1.43	3.45	62
Year ended 3-31-2007	11.12	4.36	—*	1.23	3.55	1.47	3.31	26
Year ended 3-31-2006	11.04	2.98	—*	0.92	3.74	1.35	3.31	20
Year ended 3-31-2005	11.13	1.75	—*	1.22	3.13	1.48	2.87	17

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$4.75	$0.13[3]	$ 0.28	$ 0.41	$(0.12)	$ —	$(0.12)
Year ended 3-31-2011	4.84	0.22[3]	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010[5]	4.21	0.22[3]	0.63	0.85	(0.21)	(0.01)	(0.22)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	4.75	0.11[3]	0.28	0.39	(0.10)	—	(0.10)
Year ended 3-31-2011	4.84	0.18[3]	(0.09)	0.09	(0.18)	—*	(0.18)
Year ended 3-31-2010[5]	4.21	0.17[3]	0.64	0.81	(0.17)	(0.01)	(0.18)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	4.75	0.11[3]	0.29	0.40	(0.11)	—	(0.11)
Year ended 3-31-2011	4.84	0.19[3]	(0.09)	0.10	(0.19)	—*	(0.19)
Year ended 3-31-2010[5]	4.21	0.18[3]	0.63	0.81	(0.17)	(0.01)	(0.18)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	4.75	0.13[3]	0.29	0.42	(0.13)	—	(0.13)
Year ended 3-31-2011	4.84	0.24[3]	(0.09)	0.15	(0.24)	—*	(0.24)
Year ended 3-31-2010[6]	4.21	0.23[3]	0.63	0.86	(0.22)	(0.01)	(0.23)
Period ended 5-17-2009[7]	4.48	0.16[3]	(0.27)	(0.11)	(0.16)	—	(0.16)
Year ended 9-30-2008[7]	5.00	0.24	(0.51)	(0.27)	(0.25)	—	(0.25)
Year ended 9-30-2007[7]	5.10	0.25	(0.10)	0.15	(0.25)	—	(0.25)
Year ended 9-30-2006[7]	4.98	0.25	0.12	0.37	(0.25)	—	(0.25)
Year ended 9-30-2005[7]	4.88	0.27	0.10	0.37	(0.27)	—	(0.27)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	4.75	0.12[3]	0.30	0.42	(0.13)	—	(0.13)
Year ended 3-31-2011	4.84	0.22[3]	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010[5]	4.21	0.15[3]	0.64	0.79	(0.15)	(0.01)	(0.16)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(6) The Ivy Municipal High Income Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Municipal High Income Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Municipal High Income Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$5.04	8.85%	$232	0.89%[4]	5.14%[4]	0.93%[4]	5.10%[4]	3%
Year ended 3-31-2011	4.75	2.71	146	0.94	4.63	0.98	4.59	13
Year ended 3-31-2010[5]	4.84	20.45	25	0.95[4]	5.41[4]	1.68[4]	4.68[4]	14
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	5.04	8.40	6	1.71[4]	4.32[4]	1.75[4]	4.28[4]	3
Year ended 3-31-2011	4.75	1.87	4	1.72	3.82	1.76	3.78	13
Year ended 3-31-2010[5]	4.84	19.59	2	1.72[4]	4.52[4]	2.38[4]	3.86[4]	14
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	5.04	8.44	107	1.64[4]	4.38[4]	1.68[4]	4.34[4]	3
Year ended 3-31-2011	4.75	1.91	65	1.67	3.89	1.71	3.85	13
Year ended 3-31-2010[5]	4.84	19.55	8	1.76[4]	4.54[4]	2.42[4]	3.88[4]	14
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	5.04	8.95	223	0.70[4]	5.33[4]	0.78[4]	5.25[4]	3
Year ended 3-31-2011	4.75	2.98	131	0.70	4.90	0.79	4.81	13
Year ended 3-31-2010[6]	4.84	20.68	8	0.70[4]	5.77[4]	1.53[4]	4.94[4]	14
Period ended 5-17-2009[7]	4.21	-4.72	—*	0.87[4]	6.35[4]	0.91[4]	6.31[4]	28
Year ended 9-30-2008[7]	4.48	-5.67	—*	0.70	5.03	0.74	4.99	26
Year ended 9-30-2007[7]	5.00	2.92	—*	0.75	4.90	0.79	4.86	33
Year ended 9-30-2006[7]	5.10	7.61	—*	0.75	4.96	—	—	29
Year ended 9-30-2005[7]	4.98	7.67	—*	0.76	5.38	—	—	24
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	5.04	8.86	12	0.89[4]	5.14[4]	1.05[4]	4.98[4]	3
Year ended 3-31-2011	4.75	2.73	6	0.94	4.76	1.05	4.65	13
Year ended 3-31-2010[5]	4.84	19.02[8]	1	1.10[4]	5.10[4]	1.76[4]	4.44[4]	14

See Accompanying Notes to Financial Statements.

IVY PACIFIC OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$16.94	$ 0.09[2]	$(4.60)	$(4.51)	$ —	$ —	$ —
Year ended 3-31-2011	14.84	(0.01)[2]	2.11	2.10	—	—	—
Year ended 3-31-2010	8.86	(0.08)[2]	6.06	5.98	—	—	—
Year ended 3-31-2009	17.61	0.05	(6.96)	(6.91)	—	(1.84)	(1.84)
Year ended 3-31-2008	16.91	(0.01)	2.80	2.79	(0.05)	(2.04)	(2.09)
Year ended 3-31-2007	14.32	(0.02)	3.23	3.21	(0.01)	(0.61)	(0.62)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	14.64	0.00[2]	(3.95)	(3.95)	—	—	—
Year ended 3-31-2011	12.97	(0.15)[2]	1.82	1.67	—	—	—
Year ended 3-31-2010	7.83	(0.19)[2]	5.33	5.14	—	—	—
Year ended 3-31-2009	16.01	(0.09)	(6.30)	(6.39)	—	(1.79)	(1.79)
Year ended 3-31-2008	15.49	(0.19)	2.56	2.37	—	(1.85)	(1.85)
Year ended 3-31-2007	13.29	(0.07)	2.88	2.81	—	(0.61)	(0.61)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.10	0.03[2]	(4.09)	(4.06)	—	—	—
Year ended 3-31-2011	13.33	(0.10)[2]	1.87	1.77	—	—	—
Year ended 3-31-2010	8.01	(0.17)[2]	5.49	5.32	—	—	—
Year ended 3-31-2009	16.27	(0.09)	(6.37)	(6.46)	—	(1.80)	(1.80)
Year ended 3-31-2008	15.73	(0.14)	2.58	2.44	—	(1.90)	(1.90)
Year ended 3-31-2007	13.45	(0.08)	2.97	2.89	—	(0.61)	(0.61)
Class E Shares[4]							
Six-month period ended							
9-30-2011 (unaudited)	17.15	0.12[2]	(4.66)	(4.54)	—	—	—
Year ended 3-31-2011	14.98	0.05[2]	2.12	2.17	—	—	—
Year ended 3-31-2010	8.90	(0.01)[2]	6.09	6.08	—	—	—
Year ended 3-31-2009	17.62	0.07	(6.93)	(6.86)	—	(1.86)	(1.86)
Year ended 3-31-2008[5]	16.88	0.06	2.82	2.88	(0.10)	(2.04)	(2.14)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	17.39	0.14[2]	(4.73)	(4.59)	—	—	—
Year ended 3-31-2011	15.16	0.05[2]	2.18	2.23	—	—	—
Year ended 3-31-2010	9.00	(0.01)[2]	6.17	6.16	—	—	—
Year ended 3-31-2009	17.77	0.10[2]	(7.00)	(6.90)	—	(1.87)	(1.87)
Year ended 3-31-2008[5]	17.00	(0.03)[2]	2.98	2.95	(0.14)	(2.04)	(2.18)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	17.25	0.11[2]	(4.68)	(4.57)	—	—	—
Year ended 3-31-2011	15.08	0.03[2]	2.14	2.17	—	—	—
Year ended 3-31-2010	8.98	(0.05)[2]	6.15	6.10	—	—	—
Year ended 3-31-2009	17.75	0.08	(6.99)	(6.91)	—	(1.86)	(1.86)
Year ended 3-31-2008	17.03	0.01	2.83	2.84	(0.08)	(2.04)	(2.12)
Year ended 3-31-2007	14.41	0.02	3.26	3.28	(0.05)	(0.61)	(0.66)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
9-30-2011 (unaudited)	$12.43	-26.62%	$416	1.71%[3]	1.15%[3]	54%
Year ended 3-31-2011	16.94	14.15	600	1.72	-0.07	137
Year ended 3-31-2010	14.84	67.50	514	1.83	-0.61	81
Year ended 3-31-2009	8.86	-38.76	239	1.92	0.37	112
Year ended 3-31-2008	17.61	14.30	471	1.74	-0.08	96
Year ended 3-31-2007	16.91	22.60	375	1.84	-0.14	74
Class B Shares						
Six-month period ended						
9-30-2011 (unaudited)	10.69	-26.98	10	2.80[3]	0.06[3]	54
Year ended 3-31-2011	14.64	12.88	16	2.81	-1.07	137
Year ended 3-31-2010	12.97	65.65	17	2.91	-1.64	81
Year ended 3-31-2009	7.83	-39.46	10	3.07	-0.77	112
Year ended 3-31-2008	16.01	13.16	21	2.74	-1.05	96
Year ended 3-31-2007	15.49	21.33	20	2.88	-1.15	74
Class C Shares						
Six-month period ended						
9-30-2011 (unaudited)	11.04	-26.89	20	2.45[3]	0.41[3]	54
Year ended 3-31-2011	15.10	13.28	32	2.46	-0.73	137
Year ended 3-31-2010	13.33	66.42	35	2.56	-1.38	81
Year ended 3-31-2009	8.01	-39.22	16	2.69	-0.36	112
Year ended 3-31-2008	16.27	13.36	38	2.49	-0.82	96
Year ended 3-31-2007	15.73	21.68	34	2.60	-0.87	74
Class E Shares[4]						
Six-month period ended						
9-30-2011 (unaudited)	12.61	-26.47	—*	1.35[3]	1.49[3]	54
Year ended 3-31-2011	17.15	14.49	—*	1.36	0.30	137
Year ended 3-31-2010	14.98	68.32	—*	1.42	-0.11	81
Year ended 3-31-2009	8.90	-38.43	—*	1.44	0.79	112
Year ended 3-31-2008[5]	17.62	14.79	—*	1.43[3]	0.26[3]	96[6]
Class I Shares						
Six-month period ended						
9-30-2011 (unaudited)	12.80	-26.40	118	1.23[3]	1.61[3]	54
Year ended 3-31-2011	17.39	14.71	159	1.24	0.28	137
Year ended 3-31-2010	15.16	68.44	104	1.29	-0.11	81
Year ended 3-31-2009	9.00	-38.34	45	1.31	0.81	112
Year ended 3-31-2008[5]	17.77	15.10	38	1.31[3]	0.06[3]	96[6]
Class Y Shares						
Six-month period ended						
9-30-2011 (unaudited)	12.68	-26.49	6	1.49[3]	1.35[3]	54
Year ended 3-31-2011	17.25	14.39	9	1.50	0.22	137
Year ended 3-31-2010	15.08	67.93	9	1.55	-0.38	81
Year ended 3-31-2009	8.98	-38.47	4	1.57	0.69	112
Year ended 3-31-2008	17.75	14.48	7	1.55	0.06	96
Year ended 3-31-2007	17.03	22.95	8	1.58	0.11	74

See Accompanying Notes to Financial Statements.

2011 SEMIANNUAL REPORT **167**

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$15.39	$(0.09)[3]	$(3.22)	$(3.31)	$—	$ —	$ —
Year ended 3-31-2011	11.40	(0.13)[3]	4.12	3.99	—	—	—
Year ended 3-31-2010	7.08	(0.12)[3]	4.44	4.32	—	—	—
Year ended 3-31-2009	10.31	(0.12)	(3.04)	(3.16)	—	(0.07)	(0.07)
Year ended 3-31-2008	12.98	(0.13)[3]	(0.71)	(0.84)	—	(1.83)	(1.83)
Year ended 3-31-2007	14.87	(0.12)[3]	0.18	0.06	—	(1.95)	(1.95)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	13.56	(0.14)[3]	(2.84)	(2.98)	—	—	—
Year ended 3-31-2011	10.15	(0.23)[3]	3.64	3.41	—	—	—
Year ended 3-31-2010	6.37	(0.20)[3]	3.98	3.78	—	—	—
Year ended 3-31-2009	9.39	(0.37)	(2.58)	(2.95)	—	(0.07)	(0.07)
Year ended 3-31-2008	11.97	(0.23)	(0.64)	(0.87)	—	(1.71)	(1.71)
Year ended 3-31-2007	13.99	(0.24)	0.17	(0.07)	—	(1.95)	(1.95)
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	14.07	(0.12)[3]	(2.95)	(3.07)	—	—	—
Year ended 3-31-2011	10.49	(0.20)[3]	3.78	3.58	—	—	—
Year ended 3-31-2010	6.56	(0.16)[3]	4.09	3.93	—	—	—
Year ended 3-31-2009	9.62	(0.28)	(2.71)	(2.99)	—	(0.07)	(0.07)
Year ended 3-31-2008	12.22	(0.23)	(0.62)	(0.85)	—	(1.75)	(1.75)
Year ended 3-31-2007	14.20	(0.23)	0.20	(0.03)	—	(1.95)	(1.95)
Class E Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.36	(0.09)[3]	(3.22)	(3.31)	—	—	—
Year ended 3-31-2011	11.38	(0.14)[3]	4.12	3.98	—	—	—
Year ended 3-31-2010	7.06	(0.11)[3]	4.43	4.32	—	—	—
Year ended 3-31-2009	10.29	(0.13)[3]	(3.03)	(3.16)	—	(0.07)	(0.07)
Year ended 3-31-2008[5]	13.03	(0.18)[3]	(0.77)	(0.95)	—	(1.79)	(1.79)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	17.83	(0.06)[3]	(3.75)	(3.81)	—	—	—
Year ended 3-31-2011	13.14	(0.09)[3]	4.78	4.69	—	—	—
Year ended 3-31-2010	8.12	(0.07)[3]	5.09	5.02	—	—	—
Year ended 3-31-2009	11.73	(0.07)[3]	(3.47)	(3.54)	—	(0.07)	(0.07)
Year ended 3-31-2008[5]	14.35	0.09	(0.82)	(0.73)	—	(1.89)	(1.89)
Class R Shares							
Six-month period ended							
9-30-2011 (unaudited)	15.38	(0.10)[3]	(3.22)	(3.32)	—	—	—
Year ended 3-31-2011	11.40	(0.15)[3]	4.13	3.98	—	—	—
Year ended 3-31-2010	7.08	(0.12)[3]	4.44	4.32	—	—	—
Year ended 3-31-2009	10.30	(0.15)	(3.00)	(3.15)	—	(0.07)	(0.07)
Year ended 3-31-2008	12.96	(0.19)	(0.65)	(0.84)	—	(1.82)	(1.82)
Year ended 3-31-2007	14.87	(0.15)	0.19	0.04	—	(1.95)	(1.95)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	17.38	(0.08)[3]	(3.65)	(3.73)	—	—	—
Year ended 3-31-2011	12.85	(0.12)[3]	4.65	4.53	—	—	—
Year ended 3-31-2010	7.96	(0.10)[3]	4.99	4.89	—	—	—
Year ended 3-31-2009	11.53	(0.10)[3]	(3.40)	(3.50)	—	(0.07)	(0.07)
Year ended 3-31-2008	14.31	(0.11)	(0.81)	(0.92)	—	(1.86)	(1.86)
Year ended 3-31-2007	16.15	(0.11)	0.22	0.11	—	(1.95)	(1.95)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$12.08	-21.51%	$201	1.49%[4]	-1.19%[4]	—%	—%	33%
Year ended 3-31-2011	15.39	35.00	240	1.51	-1.05	—	—	53
Year ended 3-31-2010	11.40	61.02	132	1.66	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.58	66	1.71	-1.38	—	—	85
Year ended 3-31-2008	10.31	-8.32	97	1.56	-1.00	—	—	79
Year ended 3-31-2007	12.98	0.76	109	1.49	-0.86	—	—	96
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.58	-21.98	8	2.56[4]	-2.26[4]	—	—	33
Year ended 3-31-2011	13.56	33.60	11	2.54	-2.08	—	—	53
Year ended 3-31-2010	10.15	59.34	8	2.77	-2.34	—	—	72
Year ended 3-31-2009	6.37	-31.35	6	2.75	-2.43	—	—	85
Year ended 3-31-2008	9.39	-9.19	12	2.45	-1.87	—	—	79
Year ended 3-31-2007	11.97	-0.15	16	2.45	-1.82	—	—	96
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	11.00	-21.82	157	2.15[4]	-1.85[4]	—	—	33
Year ended 3-31-2011	14.07	34.13	207	2.18	-1.71	—	—	53
Year ended 3-31-2010	10.49	59.91	154	2.29	-1.86	—	—	72
Year ended 3-31-2009	6.56	-31.01	103	2.34	-2.01	—	—	85
Year ended 3-31-2008	9.62	-8.91	187	2.20	-1.62	—	—	79
Year ended 3-31-2007	12.22	0.14	259	2.20	-1.57	—	—	96
Class E Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.05	-21.55	2	1.56[4]	-1.26[4]	2.05[4]	-1.75[4]	33
Year ended 3-31-2011	15.36	34.97	3	1.56	-1.08	2.17	-1.69	53
Year ended 3-31-2010	11.38	61.19	1	1.56	-1.14	2.69	-2.27	72
Year ended 3-31-2009	7.06	-30.64	1	1.90	-1.57	2.82	-2.49	85
Year ended 3-31-2008[5]	10.29	-9.15	1	2.26[4]	-1.79[4]	—	—	79[6]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.02	-21.37	88	1.08[4]	-0.77[4]	—	—	33
Year ended 3-31-2011	17.83	35.69	84	1.07	-0.61	—	—	53
Year ended 3-31-2010	13.14	61.82	8	1.10	-0.68	—	—	72
Year ended 3-31-2009	8.12	-30.12	4	1.09	-0.76	—	—	85
Year ended 3-31-2008[5]	11.73	-6.82	2	1.10[4]	-0.52[4]	—	—	79[6]
Class R Shares								
Six-month period ended								
9-30-2011 (unaudited)	12.06	-21.59	14	1.65[4]	-1.35[4]	—	—	33
Year ended 3-31-2011	15.38	34.91	15	1.62	-1.16	—	—	53
Year ended 3-31-2010	11.40	61.02	4	1.64	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.52	—*	1.63	-1.30	—	—	85
Year ended 3-31-2008	10.30	-8.35	—*	1.64	-1.10	—	—	79
Year ended 3-31-2007	12.96	0.62	—*	1.63	-1.01	—	—	96
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.65	-21.46	170	1.32[4]	-1.02[4]	—	—	33
Year ended 3-31-2011	17.38	35.25	222	1.33	-0.86	—	—	53
Year ended 3-31-2010	12.85	61.43	124	1.35	-0.92	—	—	72
Year ended 3-31-2009	7.96	-30.30	70	1.34	-1.01	—	—	85
Year ended 3-31-2008	11.53	-8.13	124	1.33	-0.76	—	—	79
Year ended 3-31-2007	14.31	1.02	154	1.32	-0.70	—	—	96

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$18.12	$ 0.03[2]	$(4.89)	$(4.86)	$—	$ —	$ —
Year ended 3-31-2011	14.99	0.03[2]	3.10	3.13	—	—	—
Year ended 3-31-2010	9.87	(0.07)[2]	5.19	5.12	—	—	—
Year ended 3-31-2009	12.96	(0.06)	(3.03)	(3.09)	—	—	—
Year ended 3-31-2008	16.22	(0.10)	(2.28)	(2.38)	—	(0.88)	(0.88)
Year ended 3-31-2007	16.24	(0.03)	1.35	1.32	—	(1.34)	(1.34)
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	16.66	(0.06)[2]	(4.47)	(4.53)	—	—	—
Year ended 3-31-2011	13.95	(0.15)[2]	2.86	2.71	—	—	—
Year ended 3-31-2010	9.29	(0.21)[2]	4.87	4.66	—	—	—
Year ended 3-31-2009	12.34	(0.23)	(2.82)	(3.05)	—	—	—
Year ended 3-31-2008	15.48	(0.35)	(2.08)	(2.43)	—	(0.71)	(0.71)
Year ended 3-31-2007	15.72	(0.14)	1.24	1.10	—	(1.34)	(1.34)
Class C Shares							—
Six-month period ended							
9-30-2011 (unaudited)	17.09	(0.03)[2]	(4.60)	(4.63)	—	—	—
Year ended 3-31-2011	14.25	(0.08)[2]	2.92	2.84	—	—	—
Year ended 3-31-2010	9.45	(0.16)[2]	4.96	4.80	—	—	—
Year ended 3-31-2009	12.51	(0.11)	(2.95)	(3.06)	—	—	—
Year ended 3-31-2008	15.69	(0.28)	(2.14)	(2.42)	—	(0.76)	(0.76)
Year ended 3-31-2007	15.87	(0.12)	1.28	1.16	—	(1.34)	(1.34)
Class E Shares[4]							
Six-month period ended							
9-30-2011 (unaudited)	18.43	0.06[2]	(4.97)	(4.91)	—	—	—
Year ended 3-31-2011	15.19	0.10[2]	3.14	3.24	—	—	—
Year ended 3-31-2010	9.94	(0.01)[2]	5.26	5.25	—	—	—
Year ended 3-31-2009	12.98	0.01	(3.05)	(3.04)	—	—	—
Year ended 3-31-2008[5]	16.23	(0.02)	(2.30)	(2.32)	—	(0.93)	(0.93)
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	18.83	0.07[2]	(5.09)	(5.02)	—	—	—
Year ended 3-31-2011	15.49	0.13[2]	3.21	3.34	—	—	—
Year ended 3-31-2010	10.13	0.00[2]	5.36	5.36	—	—	—
Year ended 3-31-2009	13.20	0.02[2]	(3.09)	(3.07)	—	—	—
Year ended 3-31-2008[5]	16.43	(0.01)	(2.26)	(2.27)	—	(0.96)	(0.96)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	18.58	0.05[2]	(5.02)	(4.97)	—	—	—
Year ended 3-31-2011	15.33	0.08[2]	3.17	3.25	—	—	—
Year ended 3-31-2010	10.05	(0.02)[2]	5.30	5.28	—	—	—
Year ended 3-31-2009	13.13	(0.01)[2]	(3.07)	(3.08)	—	—	—
Year ended 3-31-2008	16.42	(0.04)[2]	(2.32)	(2.36)	—	(0.93)	(0.93)
Year ended 3-31-2007	16.36	0.03	1.37	1.40	—	(1.34)	(1.34)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Annualized.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
9-30-2011 (unaudited)	$13.26	-26.82%	$178	1.64%[3]	0.33%[3]	21%
Year ended 3-31-2011	18.12	20.88	254	1.65	0.19	73
Year ended 3-31-2010	14.99	51.87	202	1.77	-0.55	100
Year ended 3-31-2009	9.87	-23.84	106	1.93	-0.54	101
Year ended 3-31-2008	12.96	-15.19	104	1.76	-0.63	118
Year ended 3-31-2007	16.22	8.26	121	1.74	-0.24	123
Class B Shares						
Six-month period ended						
9-30-2011 (unaudited)	12.13	-27.19	4	2.74[3]	-0.77[3]	21
Year ended 3-31-2011	16.66	19.43	6	2.85	-1.07	73
Year ended 3-31-2010	13.95	50.16	7	2.99	-1.77	100
Year ended 3-31-2009	9.29	-24.72	4	3.04	-1.67	101
Year ended 3-31-2008	12.34	-16.14	5	2.83	-1.69	118
Year ended 3-31-2007	15.48	7.11	9	2.82	-1.33	123
Class C Shares						
Six-month period ended						
9-30-2011 (unaudited)	12.46	-27.09	14	2.37[3]	-0.39[3]	21
Year ended 3-31-2011	17.09	19.93	19	2.42	-0.57	73
Year ended 3-31-2010	14.25	50.79	14	2.55	-1.33	100
Year ended 3-31-2009	9.45	-24.46	6	2.72	-1.34	101
Year ended 3-31-2008	12.51	-15.91	8	2.54	-1.40	118
Year ended 3-31-2007	15.69	7.43	12	2.52	-1.04	123
Class E Shares[4]						
Six-month period ended						
9-30-2011 (unaudited)	13.52	-26.64	—*	1.23[3]	0.75[3]	21
Year ended 3-31-2011	18.43	21.33	—*	1.24	0.61	73
Year ended 3-31-2010	15.19	52.82	—*	1.27	-0.05	100
Year ended 3-31-2009	9.94	-23.42	—*	1.30	0.07	101
Year ended 3-31-2008[5]	12.98	-14.82	—*	1.26[3]	-0.14[3]	118[6]
Class I Shares						
Six-month period ended						
9-30-2011 (unaudited)	13.81	-26.66	8	1.11[3]	0.97[3]	21
Year ended 3-31-2011	18.83	21.56	4	1.12	0.78	73
Year ended 3-31-2010	15.49	52.91	2	1.18	0.04	100
Year ended 3-31-2009	10.13	-23.26	1	1.18	0.20	101
Year ended 3-31-2008[5]	13.20	-14.39	—*	1.19[3]	-0.07[3]	118[6]
Class Y Shares						
Six-month period ended						
9-30-2011 (unaudited)	13.61	-26.75	19	1.38[3]	0.59[3]	21
Year ended 3-31-2011	18.58	21.20	26	1.39	0.47	73
Year ended 3-31-2010	15.33	52.54	19	1.40	-0.17	100
Year ended 3-31-2009	10.05	-23.46	8	1.42	-0.06	101
Year ended 3-31-2008	13.13	-14.89	14	1.39	-0.25	118
Year ended 3-31-2007	16.42	8.70	21	1.39	0.08	123

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
9-30-2011 (unaudited)	$12.15	$(0.03)[3]	$(1.53)	$(1.56)	$ —	$—	$ —
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[5]	8.62	(0.11)[3]	2.27	2.16	—	—	—
Class B Shares							
Six-month period ended							
9-30-2011 (unaudited)	12.01	(0.07)[3]	(1.50)	(1.57)	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[5]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class C Shares							
Six-month period ended							
9-30-2011 (unaudited)	12.01	(0.07)[3]	(1.51)	(1.58)	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[5]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class I Shares							
Six-month period ended							
9-30-2011 (unaudited)	12.22	(0.02)[3]	(1.53)	(1.55)	—	—	—
Year ended 3-31-2011	10.81	(0.08)[3]	1.49	1.41	—	—	—
Year ended 3-31-2010[6]	8.62	(0.07)[3]	2.26	2.19	—	—	—
Period ended 5-17-2009[7]	11.51	(0.07)[3]	(2.82)	(2.89)	—	—	—
Year ended 6-30-2008[7]	11.00	(0.12)	0.63	0.51	—	—	—
Year ended 6-30-2007[7]	9.32	(0.02)	1.70	1.68	—	—	—
Year ended 6-30-2006[7]	8.76	(0.05)[3]	0.61	0.56	—	—	—
Year ended 6-30-2005[7]	8.28	0.01	0.50	0.51	(0.03)	—	(0.03)
Class Y Shares							
Six-month period ended							
9-30-2011 (unaudited)	12.15	(0.03)[3]	(1.53)	(1.56)	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[5]	8.62	(0.07)[3]	2.23	2.16	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(6) The Ivy Tax-Managed Equity Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Tax-Managed Equity Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Tax-Managed Equity Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$10.59	-12.84%	$11	1.48%[4]	-0.59%[4]	2.13%[4]	-1.24%[4]	10%
Year ended 3-31-2011	12.15	12.71	9	2.10	-0.93	2.75	-1.58	41
Year ended 3-31-2010[5]	10.78	25.06	3	2.57[4]	-1.26[4]	4.33[4]	-3.02[4]	19
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.44	-13.07	—*	2.05[4]	-1.16[4]	2.70[4]	-1.81[4]	10
Year ended 3-31-2011	12.01	12.03	1	2.74	-1.56	3.39	-2.21	41
Year ended 3-31-2010[5]	10.72	24.36	—*	3.12[4]	-1.81[4]	4.88[4]	-3.57[4]	19
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.43	-13.16	1	2.11[4]	-1.22[4]	2.76[4]	-1.87[4]	10
Year ended 3-31-2011	12.01	12.03	1	2.75	-1.57	3.40	-2.22	41
Year ended 3-31-2010[5]	10.72	24.36	1	3.13[4]	-1.82[4]	4.89[4]	-3.58[4]	19
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.67	-12.68	1	1.16[4]	-0.27[4]	1.81[4]	-0.92[4]	10
Year ended 3-31-2011	12.22	13.04	1	1.87	-0.70	2.52	-1.35	41
Year ended 3-31-2010[6]	10.81	25.41	1	2.11[4]	-0.82[4]	4.03[4]	-2.74[4]	19
Period ended 5-17-2009[7]	8.62	-25.11	—*	2.42[4]	-1.05[4]	—	—	40
Year ended 6-30-2008[7]	11.51	4.64	—*	2.11	-0.97	—	—	27
Year ended 6-30-2007[7]	11.00	18.03	—*	1.24	-0.23	—	—	55
Year ended 6-30-2006[7]	9.32	6.39	—*	1.30	-0.60	—	—	100
Year ended 6-30-2005[7]	8.76	6.11	—*	1.14	0.09	—	—	66
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	10.59	-12.84	1	1.41[4]	-0.52[4]	2.06[4]	-1.17[4]	10
Year ended 3-31-2011	12.15	12.71	1	2.09	-0.91	2.74	-1.56	41
Year ended 3-31-2010[5]	10.78	25.06[8]	—*	2.52[4]	-1.11[4]	4.28[4]	-2.87[4]	19

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$17.93	$ 0.05[3]	$(3.79)	$(3.74)	$(0.02)	$ —	$ —	$(0.02)
Year ended 3-31-2011	15.56	(0.02)[3]	2.39	2.37	—	—	—	—
Year ended 3-31-2010	9.94	0.02[3]	5.65	5.67	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2009	15.95	0.13	(6.03)	(5.90)	(0.11)	—	—	(0.11)
Year ended 3-31-2008	19.04	0.12	(1.85)	(1.73)	(0.12)	(1.24)	—	(1.36)
Year ended 3-31-2007	17.17	0.13	2.28	2.41	(0.13)	(0.41)	—	(0.54)
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	17.15	(0.05)[3]	(3.61)	(3.66)	—	—	—	—
Year ended 3-31-2011	15.12	(0.25)[3]	2.28	2.03	—	—	—	—
Year ended 3-31-2010	9.78	(0.17)[3]	5.51	5.34	—	—	—	—
Year ended 3-31-2009	15.76	(0.10)	(5.88)	(5.98)	—	—	—	—
Year ended 3-31-2008	18.83	(0.09)	(1.80)	(1.89)	—	(1.18)	—	(1.18)
Year ended 3-31-2007	17.04	(0.03)	2.23	2.20	—	(0.41)	—	(0.41)
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	17.53	(0.01)[3]	(3.69)	(3.70)	—	—	—	—
Year ended 3-31-2011	15.34	(0.14)[3]	2.33	2.19	—	—	—	—
Year ended 3-31-2010	9.86	(0.08)[3]	5.56	5.48	—	—	—	—
Year ended 3-31-2009	15.83	0.00[3]	(5.97)	(5.97)	—	—	—	—
Year ended 3-31-2008	18.90	(0.06)	(1.81)	(1.87)	—	(1.20)	—	(1.20)
Year ended 3-31-2007	17.08	(0.01)	2.24	2.23	—	(0.41)	—	(0.41)
Class E Shares[5]								
Six-month period ended								
9-30-2011 (unaudited)	18.03	0.08[3]	(3.80)	(3.72)	(0.10)	—	—	(0.10)
Year ended 3-31-2011	15.60	0.04[3]	2.39	2.43	—	—	—	—
Year ended 3-31-2010	9.95	0.06[3]	5.70	5.76	(0.06)	—	(0.05)	(0.11)
Year ended 3-31-2009	15.97	0.20	(6.04)	(5.84)	(0.18)	—	—	(0.18)
Year ended 3-31-2008[6]	19.09	0.18	(1.90)	(1.72)	(0.16)	(1.24)	—	(1.40)
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	18.05	0.10[3]	(3.81)	(3.71)	(0.13)	—	—	(0.13)
Year ended 3-31-2011	15.60	0.08[3]	2.37	2.45	—	—	—	—
Year ended 3-31-2010	9.95	0.06[3]	5.71	5.77	(0.06)	—	(0.06)	(0.12)
Year ended 3-31-2009	15.97	0.22	(6.04)	(5.82)	(0.20)	—	—	(0.20)
Year ended 3-31-2008[6]	19.10	0.20	(1.90)	(1.70)	(0.19)	(1.24)	—	(1.43)
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	17.99	0.06[3]	(3.79)	(3.73)	(0.07)	—	—	(0.07)
Year ended 3-31-2011	15.58	0.02[3]	2.39	2.41	—	—	—	—
Year ended 3-31-2010	9.95	0.04[3]	5.67	5.71	(0.04)	—	(0.04)	(0.08)
Year ended 3-31-2009	15.96	0.26	(6.11)	(5.85)	(0.16)	—	—	(0.16)
Year ended 3-31-2008	19.04	0.16[3]	(1.85)	(1.69)	(0.15)	(1.24)	—	(1.39)
Year ended 3-31-2007	17.18	0.22[3]	2.22	2.44	(0.17)	(0.41)	—	(0.58)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) Class is closed to investment.

(6) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(7) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
9-30-2011 (unaudited)	$14.17	-20.87%	$81	1.55%[4]	0.65%[4]	—%	—%	28%
Year ended 3-31-2011	17.93	15.23	87	1.59	-0.12	1.66	-0.19	40
Year ended 3-31-2010	15.56	57.09	56	1.85	0.26	—	—	77
Year ended 3-31-2009	9.94	-37.09	34	1.79	0.98	—	—	57
Year ended 3-31-2008	15.95	-9.83	57	1.52	0.63	—	—	66
Year ended 3-31-2007	19.04	14.12	73	1.49	0.76	—	—	61
Class B Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.49	-21.34	3	2.92[4]	-0.70[4]	—	—	28
Year ended 3-31-2011	17.15	13.43	3	3.12	-1.66	—	—	40
Year ended 3-31-2010	15.12	54.60	3	3.40	-1.28	—	—	77
Year ended 3-31-2009	9.78	-37.94	2	3.08	-0.35	—	—	57
Year ended 3-31-2008	15.76	-10.72	4	2.51	-0.35	—	—	66
Year ended 3-31-2007	18.83	12.99	6	2.46	-0.21	—	—	61
Class C Shares								
Six-month period ended								
9-30-2011 (unaudited)	13.83	-21.11	7	2.27[4]	-0.11[4]	—	—	28
Year ended 3-31-2011	17.53	14.28	8	2.40	-0.92	—	—	40
Year ended 3-31-2010	15.34	55.58	5	2.70	-0.63	—	—	77
Year ended 3-31-2009	9.86	-37.71	2	2.79	0.01	—	—	57
Year ended 3-31-2008	15.83	-10.56	4	2.41	-0.25	—	—	66
Year ended 3-31-2007	18.90	13.09	5	2.38	-0.12	—	—	61
Class E Shares[5]								
Six-month period ended								
9-30-2011 (unaudited)	14.21	-20.65	—*	1.19[4]	0.95[4]	—	—	28
Year ended 3-31-2011	18.03	15.58	—*	1.24	0.22	—	—	40
Year ended 3-31-2010	15.60	58.05	—*	1.29	0.82	—	—	77
Year ended 3-31-2009	9.95	-36.75	—*	1.25	1.52	—	—	57
Year ended 3-31-2008[6]	15.97	-9.76	—*	1.18[4]	0.98[4]	—	—	66[7]
Class I Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.21	-20.60	3	1.07[4]	1.18[4]	—	—	28
Year ended 3-31-2011	18.05	15.71	2	1.12	0.47	—	—	40
Year ended 3-31-2010	15.60	58.20	—*	1.15	0.87	—	—	77
Year ended 3-31-2009	9.95	-36.67	—*	1.11	1.66	—	—	57
Year ended 3-31-2008[6]	15.97	-9.63	—*	1.07[4]	1.09[4]	—	—	66[7]
Class Y Shares								
Six-month period ended								
9-30-2011 (unaudited)	14.19	-20.76	1	1.33[4]	0.74[4]	—	—	28
Year ended 3-31-2011	17.99	15.47	2	1.37	0.11	—	—	40
Year ended 3-31-2010	15.58	57.52	1	1.54	0.57	—	—	77
Year ended 3-31-2009	9.95	-36.80	—*	1.40	1.41	—	—	57
Year ended 3-31-2008	15.96	-9.60	—*	1.31	0.85	—	—	66
Year ended 3-31-2007	19.04	14.28	—*	1.29	0.96	—	—	61

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Ivy Funds, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy High Income Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pacific Opportunities Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a Fund) are 24 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B and Class C shares. Certain Funds may also offer Class E, Class I, Class R and/or Class Y shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Investments Valuation. Each Fund's investments are reported at fair value. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter (OTC) equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board of Trustees. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. OTC options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less and all securities held by Ivy Money Market Fund are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. IICO, pursuant to procedures adopted by the Board of Trustees, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board of Trustees.

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

A fair value hierarchy and Level 3 reconciliation, if applicable, have been included in the Notes to Schedule of Investments for each respective Fund.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security. Transfer amounts between Levels 1 and 2 during the period ended September 30, 2011 by Fund were as follows:

Ivy Cundill Global Value Fund	$ 78,677
Ivy European Opportunities Fund	147,300
Ivy International Balanced Fund	116,681
Ivy International Core Equity Fund	706,239
Ivy International Growth Fund	120,929
Ivy Pacific Opportunities Fund	339,965

These transfers were the result of fair value procedures applied to foreign securities, as described above, due to significant market movement of the S&P 500 on September 30, 2011.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2011, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the Level 3 reconciliations have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadvisor, as applicable, consider advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale. Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion.

Mortgage Dollar Roll Transactions. Certain Funds enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Fund sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Fund forgoes principal and interest paid on the mortgage securities sold. The Fund is compensated from negotiated fees paid by brokers offered as an inducement to the Fund to "roll over" their purchase commitments.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default. As of September 30, 2011, Ivy Municipal High Income Fund held defaulted securities with an aggregate market value of $24, representing less than 0.05% of the Fund's net assets.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security, and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted in the Schedule of Investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended September 30, 2011, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2007.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

New Accounting Pronouncements. In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-03 "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." The ASU 2011-03 is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem the financial assets before their maturity. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Funds' financial statements.

In May 2011, the FASB issued ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Funds' financial statements.

Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Ivy Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.400%	0.400%
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Dividend Opportunities Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.750	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy International Balanced Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy International Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.350	0.350
Ivy Managed European/Pacific Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.860	0.860
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Money Market Fund	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Pacific Opportunities Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Value Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.500	0.500
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2011.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), Mackenzie serves as subadvisor to Ivy Cundill Global Value Fund. Under an agreement between IICO and Wall Street Associates, Wall Street Associates serves as subadvisor to Ivy Micro Cap Growth Fund. Under an agreement between IICO and Advantus Capital Management, Inc. (Advantus), Advantus serves as subadvisor to Ivy Bond Fund. Each subadvisor makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all costs applicable of the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company, doing business as WI Services Company (WISC), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund (the Ivy Managed Funds), pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed Funds, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, each of the Ivy Managed Funds pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the Distribution and Service Plan), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the period ended September 30, 2011, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid(1)
		Class A	Class B	Class C	Class E	
Ivy Bond Fund	$ 110	$ 1	$ 10	$ 2	$ —	$ 115
Ivy Core Equity Fund	111	—*	4	3	—	132
Ivy Cundill Global Value Fund	84	—*	6	—*	—	77
Ivy Dividend Opportunities Fund	154	1	10	1	—	178
Ivy European Opportunities Fund	82	—*	4	—*	—	73
Ivy Global Bond Fund	65	3	5	1	—	109
Ivy High Income Fund	668	18	51	64	—	1,948
Ivy International Balanced Fund	109	—*	5	—*	—	99
Ivy International Core Equity Fund	270	1	14	13	—	429
Ivy International Growth Fund	44	—*	6	—*	—	47
Ivy Large Cap Growth Fund	161	1	15	2	—	158
Ivy Limited-Term Bond Fund	669	68	39	29	—	753
Ivy Managed European/Pacific Fund	42	—*	2	—*	—	35
Ivy Managed International Opportunities Fund	89	—*	2	—*	—	73
Ivy Micro Cap Growth Fund	112	—	—*	1	—	96
Ivy Mid Cap Growth Fund	249	—*	13	17	—	623
Ivy Money Market Fund	—	3	26	6	—	—
Ivy Municipal Bond Fund	24	—*	6	1	—	71
Ivy Municipal High Income Fund	139	—*	3	19	—	483
Ivy Pacific Opportunities Fund	333	3	9	2	—	300
Ivy Small Cap Growth Fund	169	10	5	7	—	290
Ivy Small Cap Value Fund	114	2	2	1	—	133
Ivy Tax-Managed Equity Fund	2	—*	—	—	—	2
Ivy Value Fund	26	—*	1	2	—	25

** Not shown due to rounding.*

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2011 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Bond Fund	Class B	Contractual	1-24-2011	7-31-2011	2.41%	$—	N/A
	Class E	Contractual	1-24-2011	7-31-2012	1.14%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-24-2011	7-31-2012	0.84%	$—	N/A
	Class Y	Contractual	1-24-2011	7-31-2011	1.09%	$—	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$—	N/A
Ivy Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2012	1.35%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$—	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Cundill Global Value Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class A	Voluntary	N/A	N/A	1.90%	$ —	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Voluntary	N/A	N/A	2.55%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2012	1.59%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class Y	Voluntary	N/A	N/A	1.20%	$ 30	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Dividend Opportunities Fund	Class E	Contractual	8-1-2008	7-31-2012	1.37%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy European Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	All Classes	Contractual	6-2-2008	7-31-2012	N/A	$ 19[1]	Investment Management Fee
	Class A	Contractual	6-2-2008	7-31-2012	0.99%	$184	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2012	1.74%	$ 14	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2012	1.74%	$ 36	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2012	0.74%	$ 21	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2012	0.99%	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy High Income Fund	Class E	Contractual	8-1-2008	7-31-2012	1.36%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy International Balanced Fund	Class E	Contractual	8-1-2008	7-31-2012	1.33%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy International Core Equity Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2012	1.53%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy International Growth Fund	Class Y	Contractual	8-1-2008	7-31-2011	1.42%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2014	1.15%	$ 75	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-13-2011	7-31-2014	2.15%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-13-2011	7-31-2014	1.95%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2014	1.15%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2014	0.88%	$ —	N/A
	Class Y	Contractual	6-1-2006	7-31-2014	1.06%	$ 57	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2012	1.00%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy Managed European/Pacific Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Managed International Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Micro Cap Growth Fund	Class A	Contractual	7-31-2009	7-31-2011	1.95%	$ —	N/A
	Class I	Contractual	7-31-2009	7-31-2011	1.70%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	Class A	Voluntary	N/A	N/A	1.65%	$ —	N/A
	Class C	Voluntary	N/A	N/A	2.35%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2012	1.60%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	1.25%	$ 72	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[2]	$339	Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[2]	$ 64	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[2]	$270	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield[2]	$ 9	Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2011	0.88%	$ —	N/A
Ivy Municipal Bond Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Municipal High Income Fund	All Classes	Voluntary	N/A	N/A	Reduction of investment management fee	$90	Investment Management Fee
	Class A	Contractual	5-18-2009	7-31-2012	0.95%	$—	N/A
	Class B	Contractual	5-18-2009	7-31-2011	1.73%	$—	N/A
	Class C	Contractual	5-18-2009	7-31-2011	1.77%	$—	N/A
	Class I	Contractual	5-18-2009	7-31-2012	0.70%	$33	Shareholder Servicing
	Class Y	Contractual	5-18-2009	7-31-2011	1.10%	$—	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ 4	12b-1 Fees and/or Shareholder Servicing
Ivy Pacific Opportunities Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$—	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$—	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$—	N/A
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$—	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$—	N/A
Ivy Small Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2012	1.56%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$—	N/A
Ivy Small Cap Value Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$—	N/A
Ivy Tax-Managed Equity Fund	All Classes	Voluntary	N/A	N/A	Net assets under $25 million	$42	Investment Management Fee
	Class I	Contractual	5-18-2009	7-31-2011	2.11%	$—	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$—	N/A
Ivy Value Fund	Class A	Contractual	8-1-2010	7-31-2012	1.55%	$—	N/A
	Class I	Contractual	8-1-2010	7-31-2011	1.30%	$—	N/A
	Class Y	Contractual	8-1-2010	7-31-2011	1.55%	$—	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$—	N/A

*Not shown due to rounding.
(1) Due to Class A, Class B, Class C, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.
(2) Minimum yield was 0.02% throughout the period of this report.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2011 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

3. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2011, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Bond Fund	$525,941	$ 103,022	$470,866	$119,881
Ivy Core Equity Fund	—	152,572	—	102,943
Ivy Cundill Global Value Fund	—	63,554	—	83,141
Ivy Dividend Opportunities Fund	—	42,772	—	48,422
Ivy European Opportunities Fund	—	36,514	—	70,804
Ivy Global Bond Fund	6,194	48,657	194	18,136
Ivy High Income Fund	—	1,220,355	—	837,019
Ivy International Balanced Fund	—	129,048	—	109,946
Ivy International Core Equity Fund	—	836,238	—	649,310
Ivy International Growth Fund	—	62,451	—	61,661
Ivy Large Cap Growth Fund	—	459,864	—	346,066
Ivy Limited-Term Bond Fund	153,743	348,316	182,647	100,454
Ivy Managed European/Pacific Fund	—	2,560	—	3,832
Ivy Managed International Opportunities Fund	—	10,744	—	2,421
Ivy Micro Cap Growth Fund	—	35,615	—	40,735
Ivy Mid Cap Growth Fund	—	810,239	—	158,703
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	7,634	—	1,667
Ivy Municipal High Income Fund	—	209,197	—	12,874
Ivy Pacific Opportunities Fund	—	395,224	—	493,205
Ivy Small Cap Growth Fund	—	283,445	—	239,893
Ivy Small Cap Value Fund	—	55,105	—	73,262
Ivy Tax-Managed Equity Fund	—	4,205	—	1,194
Ivy Value Fund	—	41,908	—	27,432

4. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2011 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Bond Fund	$ 496,431	$ 14,125	$ 20,860	$ (6,735)
Ivy Core Equity Fund	269,204	17,996	15,941	2,055
Ivy Cundill Global Value Fund	257,367	29,990	53,239	(23,249)
Ivy Dividend Opportunities Fund	266,202	33,972	21,850	12,122
Ivy European Opportunities Fund	194,861	18,538	21,908	(3,370)
Ivy Global Bond Fund	234,967	4,616	7,877	(3,261)
Ivy High Income Fund	2,460,383	25,976	127,155	(101,179)
Ivy International Balanced Fund	276,608	9,341	34,275	(24,934)
Ivy International Core Equity Fund	1,290,992	16,337	200,412	(184,075)
Ivy International Growth Fund	185,108	7,218	22,008	(14,790)
Ivy Large Cap Growth Fund	1,079,171	160,054	51,038	109,016
Ivy Limited-Term Bond Fund	1,348,842	31,678	3,710	27,968
Ivy Managed European/Pacific Fund	80,960	—	12,359	(12,359)
Ivy Managed International Opportunities Fund	184,904	144	22,094	(21,950)
Ivy Micro Cap Growth Fund	67,776	6,294	12,798	(6,504)
Ivy Mid Cap Growth Fund	1,334,357	57,043	177,953	(120,910)
Ivy Money Market Fund	279,105	—	—	—
Ivy Municipal Bond Fund	98,551	6,745	452	6,293
Ivy Municipal High Income Fund	552,676	16,706	2,842	13,864
Ivy Pacific Opportunities Fund	662,876	39,197	124,178	(84,981)
Ivy Small Cap Growth Fund	638,708	87,978	86,342	1,636
Ivy Small Cap Value Fund	252,579	13,376	43,173	(29,797)
Ivy Tax-Managed Equity Fund	12,716	1,041	804	237
Ivy Value Fund	102,302	5,680	14,694	(9,014)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2011 and the post-October activity updated with information available through the date of this report were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred
Ivy Bond Fund	$ 11,158	$ 166	$ —	$ —	$ —	$1,585
Ivy Core Equity Fund	—	2,749	4,148	8,207	—	—
Ivy Cundill Global Value Fund	—	1,967	—	—	—	190
Ivy Dividend Opportunities Fund	2,699	113	—	—	—	—
Ivy European Opportunities Fund	658	111	—	—	—	3,718
Ivy Global Bond Fund	6,934	983	143	690	—	—
Ivy High Income Fund	166,537	18,261	24,429	19,930	—	285
Ivy International Balanced Fund	5,570	2,788	—	—	—	—
Ivy International Core Equity Fund	9,385	1,690	—	18,373	—	819
Ivy International Growth Fund	3,597	—	—	—	—	1,050
Ivy Large Cap Growth Fund	49	—	—	—	1,109	—
Ivy Limited-Term Bond Fund	24,637	291	2,565	—	—	677
Ivy Managed European/Pacific Fund	—	—	—	—	—	—
Ivy Managed International Opportunities Fund	590	—	—	—	345	—
Ivy Micro Cap Growth Fund	746	2,216	1,634	3,067	—	—
Ivy Mid Cap Growth Fund	—	—	—	19,105	—	—
Ivy Money Market Fund	91	18	—	—	—	—
Ivy Municipal Bond Fund	3,085	46	—	—	—	73
Ivy Municipal High Income Fund	9,471	207	3	—	—	710
Ivy Pacific Opportunities Fund	—	2,414	—	—	—	—
Ivy Small Cap Growth Fund	—	—	—	5,646	—	—
Ivy Small Cap Value Fund	—	326	—	23,965	—	—
Ivy Tax-Managed Equity Fund	—	—	—	—	—	—
Ivy Value Fund	—	39	—	—	—	—

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following table shows the totals by year in which the capital loss carryovers will expire if not utilized:

Fund	2012	2013	2014	2015	2016	2017	2018	2019
Ivy Bond Fund	$—	$—	$164	$484	$902	$ 6,180	$ 22,358	$ —
Ivy Cundill Global Value Fund	—	—	—	—	—	—	77,108	—
Ivy Dividend Opportunities Fund	—	—	—	—	—	971	36,103	—
Ivy European Opportunities Fund	—	—	—	—	—	43,096	132,101	—
Ivy International Balanced Fund	—	—	—	—	—	—	45,442	—
Ivy International Growth Fund	—	—	—	—	—	8,672	23,988	—
Ivy Large Cap Growth Fund	—	—	—	—	—	—	28,042	—
Ivy Managed European/Pacific Fund	—	—	—	—	—	3	16,286	297
Ivy Managed International Opportunities Fund	—	—	—	—	—	3	11,127	10,440
Ivy Money Market Fund	—	—	—	—	—	—	—	46
Ivy Municipal Bond Fund	—	—	—	—	89	101	84	146
Ivy Pacific Opportunities Fund	—	—	—	—	—	—	1,363	—
Ivy Tax-Managed Equity Fund	—	—	—	—	—	—	7	38
Ivy Value Fund	—	—	—	—	—	—	1,227	—

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011 (see Note 10). At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $4,298 for each period ending March 31, 2012 through 2018, plus any unused limitations from prior years.

5. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor Class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

	Ivy Bond Fund				Ivy Core Equity Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	10,889	$111,795	13,705	$138,273	5,481	$ 56,020	4,946	$ 46,894
Class B	181	1,865	287	2,891	59	538	151	1,305
Class C	1,715	17,691	1,955	19,678	635	5,887	1,445	12,603
Class E	35	362	116	1,173	39	408	73	705
Class I	180	1,846	79	794	2,178	24,188	374	3,849
Class Y	61	625	88	895	792	8,754	863	8,678
Shares issued in connection with merger of Ivy Mortgage Securities Fund:								
Class A	—	—	9,309	93,445	N/A	N/A	N/A	N/A
Class B	—	—	312	3,132	N/A	N/A	N/A	N/A
Class C	—	—	542	5,437	N/A	N/A	N/A	N/A
Class E	—	—	28	285	N/A	N/A	N/A	N/A
Class I	—	—	74	741	N/A	N/A	N/A	N/A
Class Y	—	—	127	1,276	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	514	5,271	787	7,931	—	—	196	1,899
Class B	9	89	19	194	—	—	10	88
Class C	27	278	62	625	—	—	197	1,754
Class E	5	56	11	110	—	—	2	22
Class I	2	24	2	18	—	—	3	26
Class Y	12	119	26	260	—	—	9	87
Shares redeemed:								
Class A	(7,980)	(81,771)	(7,972)	(80,381)	(2,223)	(22,591)	(3,014)	(27,955)
Class B	(298)	(3,054)	(318)	(3,198)	(108)	(998)	(238)	(1,986)
Class C	(752)	(7,698)	(1,936)	(19,611)	(1,170)	(10,852)	(2,603)	(22,190)
Class E	(29)	(297)	(57)	(569)	(8)	(85)	(12)	(114)
Class I	(41)	(424)	(85)	(856)	(204)	(2,133)	(206)	(2,235)
Class Y	(118)	(1,212)	(151)	(1,527)	(280)	(2,971)	(455)	(4,238)
Net increase	**4,412**	**$ 45,565**	**17,010**	**$171,016**	**5,191**	**$ 56,165**	**1,741**	**$ 19,192**

	Ivy Cundill Global Value Fund				Ivy Dividend Opportunities Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,248	$ 16,514	2,898	$ 37,110	2,974	$ 44,882	6,311	$ 88,360
Class B	28	354	67	817	114	1,736	410	5,663
Class C	49	627	212	2,705	232	3,533	810	11,343
Class E	3	36	16	221	22	326	40	571
Class I	89	1,249	190	2,452	563	9,004	175	2,472
Class Y	172	2,299	486	6,287	102	1,543	242	3,422
Advisor Class	N/A	N/A	—	—	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	48	698	150	2,098
Class B	—	—	—	—	—	—	1	21
Class C	—	—	—	—	—	—	12	171
Class E	—	—	—	—	1	7	2	27
Class I	—	—	—	—	1	21	4	53
Class Y	—	—	—	—	3	47	12	164
Advisor Class	N/A	N/A	—	—	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(2,630)	(34,576)	(5,165)	(65,850)	(2,377)	(35,805)	(4,259)	(60,019)
Class B	(216)	(2,728)	(452)	(5,533)	(153)	(2,249)	(195)	(2,757)
Class C	(387)	(4,854)	(1,034)	(12,835)	(393)	(5,730)	(835)	(11,535)
Class E	(5)	(75)	(4)	(52)	(11)	(171)	(20)	(271)
Class I	(74)	(996)	(223)	(2,904)	(99)	(1,463)	(185)	(2,637)
Class Y	(504)	(6,459)	(411)	(5,332)	(222)	(3,228)	(287)	(3,900)
Advisor Class	N/A	N/A	(99)	(1,266)	N/A	N/A	N/A	N/A
Net increase (decrease)	(2,227)	$(28,609)	(3,519)	$(44,180)	805	$ 13,151	2,388	$ 33,246

	Ivy European Opportunities Fund				Ivy Global Bond Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	947	$ 22,313	1,718	$ 37,925	4,194	$ 43,272	9,221	$ 95,525
Class B	7	165	23	489	162	1,672	246	2,553
Class C	13	316	53	1,173	994	10,241	2,237	23,133
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	83	1,996	251	5,497	1,256	12,953	1,483	15,373
Class Y	8	181	11	250	88	907	1,173	12,103
Advisor Class	N/A	N/A	—	—	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	20	458	201	2,068	363	3,752
Class B	—	—	—*	1	4	42	9	92
Class C	—	—	1	12	41	418	90	935
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	—	—	7	159	34	349	33	345
Class Y	—	—	—*	7	14	145	39	405
Advisor Class	N/A	N/A	—	—	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(1,513)	(35,941)	(2,561)	(55,789)	(3,306)	(34,048)	(4,639)	(48,062)
Class B	(57)	(1,268)	(130)	(2,704)	(365)	(3,789)	(127)	(1,319)
Class C	(111)	(2,488)	(324)	(6,918)	(1,085)	(11,184)	(1,321)	(13,681)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(72)	(1,683)	(131)	(2,785)	(831)	(8,591)	(447)	(4,617)
Class Y	(18)	(440)	(47)	(1,043)	(502)	(5,199)	(1,093)	(11,330)
Advisor Class	N/A	N/A	(32)	(701)	N/A	N/A	N/A	N/A
Net increase (decrease)	(713)	$(16,849)	(1,141)	$(23,969)	899	$ 9,256	7,267	$ 75,207

* Not shown due to rounding.

	Ivy High Income Fund				Ivy International Balanced Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	46,647	$ 386,330	71,684	$ 601,804	1,960	$ 28,927	3,743	$ 53,220
Class B	2,061	17,146	3,092	25,960	35	512	87	1,226
Class C	19,202	159,567	28,605	240,114	77	1,147	234	3,342
Class E	101	835	182	1,528	23	349	29	421
Class I	35,948	299,525	33,246	279,533	202	3,058	338	4,868
Class Y	17,466	145,305	18,089	151,715	24	357	81	1,190
Shares issued in reinvestment of distributions to shareholders:								
Class A	4,364	36,094	9,951	82,941	287	4,115	270	3,926
Class B	144	1,192	372	3,097	6	85	7	95
Class C	1,346	11,132	3,056	25,460	20	290	22	322
Class E	18	150	41	341	3	38	2	29
Class I	1,308	10,820	1,770	14,763	69	1,000	61	895
Class Y	981	8,119	1,830	15,266	4	51	6	90
Shares redeemed:								
Class A	(34,077)	(282,472)	(38,247)	(320,232)	(1,911)	(28,307)	(3,448)	(48,648)
Class B	(708)	(5,859)	(1,211)	(10,146)	(65)	(951)	(142)	(1,965)
Class C	(10,419)	(86,329)	(12,412)	(103,916)	(257)	(3,769)	(503)	(6,937)
Class E	(32)	(265)	(55)	(462)	(9)	(133)	(12)	(169)
Class I	(19,591)	(162,528)	(13,539)	(113,339)	(62)	(905)	(889)	(11,742)
Class Y	(13,620)	(113,061)	(9,551)	(79,949)	(113)	(1,733)	(133)	(1,892)
Net increase (decrease)	51,139	$ 425,701	96,903	$ 814,478	293	$ 4,131	(247)	$ (1,729)

	Ivy International Core Equity Fund				Ivy International Growth Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	11,492	$ 186,282	19,392	$ 303,484	564	$ 18,377	918	$ 27,794
Class B	147	2,229	351	5,016	9	271	27	746
Class C	1,311	19,564	3,600	51,745	36	1,078	67	1,869
Class E	22	362	55	862	—	—	—	—
Class I	8,396	139,684	14,389	226,136	88	2,987	104	3,171
Class Y	1,684	28,155	3,647	56,350	21	709	190	6,253
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	297	4,817	—	—	72	2,270
Class B	—	—	4	64	—	—	2	49
Class C	—	—	32	472	—	—	14	391
Class E	—	—	2	24	—	—	—	—
Class I	—	—	113	1,845	—	—	14	445
Class Y	—	—	62	1,001	—	—	1	44
Shares redeemed:								
Class A	(6,302)	(102,139)	(9,409)	(143,096)	(437)	(14,285)	(839)	(25,160)
Class B	(175)	(2,550)	(352)	(4,844)	(36)	(1,082)	(54)	(1,459)
Class C	(940)	(13,566)	(1,457)	(20,303)	(133)	(3,899)	(235)	(6,379)
Class E	(11)	(177)	(15)	(231)	—	—	—	—
Class I	(5,256)	(84,084)	(2,927)	(43,720)	(24)	(770)	(671)	(18,098)
Class Y	(1,283)	(20,769)	(2,653)	(39,291)	(81)	(2,680)	(34)	(997)
Net increase (decrease)	9,085	$ 152,991	25,131	$ 400,331	7	$ 706	(424)	$ (9,061)

	Ivy Large Cap Growth Fund				Ivy Limited-Term Bond Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	9,114	$ 120,532	13,204	$ 161,998	34,161	$ 381,617	58,228	$ 649,956
Class B	67	788	231	2,491	541	6,051	1,188	13,262
Class C	339	4,101	933	10,568	6,918	77,425	12,429	138,691
Class E	19	249	49	624	47	519	139	1,543
Class I	1,487	20,208	6,105	74,489	4,642	51,801	5,142	57,498
Class R	158	2,102	824	9,928	N/A	N/A	N/A	N/A
Class Y	919	12,332	2,888	36,558	2,040	22,806	5,008	55,888
Shares issued in connection with merger of Ivy Capital Appreciation Fund:								
Class A	27,058	351,460	—	—	N/A	N/A	N/A	N/A
Class B	479	5,471	—	—	N/A	N/A	N/A	N/A
Class C	2,336	27,798	—	—	N/A	N/A	N/A	N/A
Class E	207	2,680	—	—	N/A	N/A	N/A	N/A
Class I	2,134	28,391	—	—	N/A	N/A	N/A	N/A
Class R	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	330	4,341	—	—	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	39	499	767	8,561	1,543	17,210
Class B	—	—	—	—	10	114	28	313
Class C	—	—	—	—	100	1,118	289	3,228
Class E	—	—	—*	1	1	14	2	20
Class I	—	—	20	267	44	489	83	927
Class R	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	14	186	43	474	123	1,376
Shares redeemed:								
Class A	(8,543)	(113,192)	(11,995)	(145,727)	(19,493)	(217,506)	(39,382)	(439,212)
Class B	(238)	(2,794)	(251)	(2,673)	(400)	(4,463)	(943)	(10,500)
Class C	(938)	(11,331)	(1,253)	(13,943)	(5,353)	(59,659)	(12,405)	(138,319)
Class E	(6)	(84)	(13)	(165)	(48)	(529)	(35)	(392)
Class I	(2,712)	(36,341)	(16,008)	(191,548)	(1,590)	(17,734)	(3,995)	(44,563)
Class R	(261)	(3,390)	(497)	(6,227)	N/A	N/A	N/A	N/A
Class Y	(1,333)	(17,879)	(1,996)	(24,433)	(2,253)	(25,133)	(5,378)	(59,992)
Net increase (decrease)	30,616	$ 395,442	(7,706)	$ (87,107)	20,177	$ 225,965	22,064	$ 246,934

* Not shown due to rounding.

	Ivy Managed European/Pacific Fund				Ivy Managed International Opportunities Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,347	$ 11,520	3,273	$ 26,595	3,294	$ 30,468	6,631	$ 58,430
Class B	12	107	51	416	50	463	74	648
Class C	33	285	42	343	125	1,131	132	1,162
Class E	—	—	—	—	—	—	—	—
Class I	9	71	23	202	11	103	18	167
Class Y	44	334	15	128	40	374	28	244
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	99	916
Class B	—	—	—	—	—	—	—*	—*
Class C	—	—	—	—	—	—	—*	3
Class E	—	—	—	—	—	—	—	—
Class I	—	—	—	—	—	—	—	—
Class Y	—	—	—	—	—	—	—*	2
Shares redeemed:								
Class A	(1,476)	(12,658)	(2,991)	(24,111)	(2,485)	(22,836)	(5,074)	(44,050)
Class B	(25)	(211)	(44)	(360)	(83)	(758)	(135)	(1,155)
Class C	(41)	(358)	(100)	(783)	(97)	(880)	(145)	(1,237)
Class E	—	—	—	—	—	—	—	—
Class I	(11)	(91)	(3)	(25)	(3)	(24)	—*	(1)
Class Y	(1)	(5)	(5)	(40)	(9)	(88)	(13)	(116)
Net increase (decrease)	**(109)**	**$ (1,006)**	**261**	**$ 2,365**	**843**	**$ 7,953**	**1,615**	**$ 15,013**

	Ivy Micro Cap Growth Fund				Ivy Mid Cap Growth Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,289	$ 24,919	3,191	$ 54,750	11,403	$200,168	12,347	$198,871
Class B	12	230	55	943	248	3,902	369	5,420
Class C	52	973	195	3,427	2,558	41,540	3,151	47,954
Class E	N/A	N/A	N/A	N/A	25	428	69	1,078
Class I	82	1,390	157	2,833	22,136	404,096	6,121	106,334
Class R	N/A	N/A	N/A	N/A	948	16,618	1,051	16,884
Class Y	—*	6	37	608	11,466	210,903	9,115	149,837
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	101	1,877	—	—	—	—
Class B	—	—	1	28	—	—	—	—
Class C	—	—	5	85	—	—	—	—
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	—	—	3	48	—	—	—	—
Class R	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	—	—	1	19	—	—	—	—
Shares redeemed:								
Class A	(1,446)	(26,214)	(1,052)	(18,244)	(4,383)	(75,462)	(3,819)	(60,036)
Class B	(11)	(195)	(16)	(264)	(135)	(2,095)	(152)	(2,112)
Class C	(58)	(1,059)	(63)	(1,068)	(949)	(15,032)	(426)	(6,304)
Class E	N/A	N/A	N/A	N/A	(15)	(271)	(9)	(134)
Class I	(98)	(1,835)	(28)	(470)	(2,835)	(49,909)	(475)	(7,879)
Class R	N/A	N/A	N/A	N/A	(315)	(5,476)	(217)	(3,555)
Class Y	(15)	(287)	(2)	(42)	(3,717)	(64,053)	(1,883)	(30,643)
Net increase (decrease)	**(193)**	**$ (2,072)**	**2,585**	**$ 44,530**	**36,435**	**$665,357**	**25,242**	**$415,715**

** Not shown due to rounding.*

	Ivy Money Market Fund				Ivy Municipal Bond Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	155,562	$ 155,562	168,068	$ 168,068	1,953	$ 22,179	3,763	$ 42,511
Class B	8,639	8,639	5,783	5,783	91	1,031	81	924
Class C	52,715	52,715	46,289	46,289	387	4,395	643	7,285
Class E	1,594	1,594	2,126	2,126	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	28	321	26	289
Class Y	N/A	N/A	N/A	N/A	10	112	29	324
Shares issued in reinvestment of distributions to shareholders:								
Class A	13	13	57	57	102	1,162	177	1,997
Class B	1	1	3	3	2	18	2	26
Class C	3	3	14	14	20	224	42	477
Class E	—*	—*	1	1	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	—*	4	1	5
Class Y	N/A	N/A	N/A	N/A	1	6	—*	5
Shares redeemed:								
Class A	(107,284)	(107,284)	(204,365)	(204,365)	(1,117)	(12,641)	(2,221)	(24,805)
Class B	(4,475)	(4,475)	(7,677)	(7,677)	(21)	(236)	(73)	(824)
Class C	(28,794)	(28,794)	(53,475)	(53,475)	(207)	(2,338)	(944)	(10,474)
Class E	(1,247)	(1,247)	(2,759)	(2,759)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	(1)	(9)	(10)	(108)
Class Y	N/A	N/A	N/A	N/A	(1)	(8)	(14)	(159)
Net increase (decrease)	**76,727**	**$ 76,727**	**(45,935)**	**$ (45,935)**	**1,247**	**$ 14,220**	**1,502**	**$ 17,473**

	Ivy Municipal High Income Fund				Ivy Pacific Opportunities Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	20,248	$ 99,716	39,338	$194,332	4,577	$ 74,910	10,704	$ 167,557
Class B	367	1,806	840	4,151	60	865	201	2,763
Class C	8,989	44,223	14,718	72,947	137	2,051	480	6,795
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	22,718	110,853	35,060	172,270	466	7,878	3,070	46,824
Class Y	1,628	8,058	1,534	7,614	38	631	150	2,395
Advisor Class	N/A	N/A	N/A	N/A	N/A	N/A	—	—
Shares issued in reinvestment of distributions to shareholders:								
Class A	707	3,486	628	3,063	—	—	—	—
Class B	10	48	10	50	—	—	—	—
Class C	213	1,047	195	953	—	—	—	—
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	618	3,044	444	2,164	—	—	—	—
Class Y	39	190	28	134	—	—	—	—
Advisor Class	N/A	N/A	N/A	N/A	N/A	N/A	—	—
Shares redeemed:								
Class A	(5,627)	(27,592)	(14,237)	(69,429)	(6,556)	(105,025)	(9,893)	(152,915)
Class B	(52)	(256)	(342)	(1,687)	(196)	(2,768)	(406)	(5,474)
Class C	(1,712)	(8,394)	(2,865)	(13,906)	(480)	(6,956)	(958)	(13,184)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(6,702)	(32,872)	(9,464)	(45,844)	(384)	(6,290)	(733)	(11,547)
Class Y	(433)	(2,117)	(596)	(2,904)	(120)	(2,057)	(231)	(3,593)
Advisor Class	N/A	N/A	N/A	N/A	N/A	N/A	(5)	(78)
Net increase (decrease)	**41,011**	**$201,240**	**65,291**	**$323,908**	**(2,458)**	**$ (36,761)**	**2,379**	**$ 39,543**

** Not shown due to rounding.*

	Ivy Small Cap Growth Fund				Ivy Small Cap Value Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,576	$ 67,500	9,364	$121,026	2,254	$ 37,053	5,045	$ 79,950
Class B	126	1,629	279	3,302	41	625	87	1,303
Class C	1,349	18,268	2,812	34,207	265	4,210	626	9,722
Class E	20	292	69	895	—	—	—	—
Class I	3,550	60,431	5,378	80,472	458	8,098	149	2,546
Class R	481	7,029	981	12,929	N/A	N/A	N/A	N/A
Class Y	2,457	40,444	6,666	97,973	305	5,216	1,010	16,612
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	—	—
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	—	—	—	—	—	—	—	—
Class I	—	—	—	—	—	—	—	—
Class R	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	—	—	—	—	—	—
Shares redeemed:								
Class A	(3,529)	(49,889)	(5,347)	(67,685)	(2,850)	(46,672)	(4,528)	(70,083)
Class B	(135)	(1,697)	(255)	(2,871)	(61)	(895)	(214)	(2,994)
Class C	(1,805)	(23,851)	(2,812)	(32,996)	(238)	(3,596)	(472)	(7,107)
Class E	(13)	(187)	(13)	(167)	—	—	—	—
Class I	(1,999)	(32,966)	(1,293)	(19,568)	(89)	(1,451)	(53)	(859)
Class R	(336)	(4,816)	(365)	(4,813)	N/A	N/A	N/A	N/A
Class Y	(2,776)	(45,186)	(3,535)	(48,986)	(365)	(6,193)	(855)	(14,145)
Net increase (decrease)	**1,966**	**$ 37,001**	**11,929**	**$173,718**	**(280)**	**$ (3,605)**	**795**	**$ 14,945**

	Ivy Tax-Managed Equity Fund				Ivy Value Fund			
	Six months ended 9-30-11		Year ended 3-31-11		Six months ended 9-30-11		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	367	$ 4,298	572	$6,351	1,527	$ 25,699	2,277	$ 36,533
Class B	—*	5	2	19	57	928	34	534
Class C	2	20	11	123	92	1,520	208	3,334
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	—*	5	9	107	117	2,045	131	2,179
Class Y	7	87	7	76	15	247	61	959
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	7	107	—	—
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	—	—	—	—	1	16	—	—
Class Y	—	—	—	—	—*	3	—	—
Shares redeemed:								
Class A	(116)	(1,353)	(82)	(908)	(658)	(10,943)	(1,075)	(17,087)
Class B	—	—	—*	—*	(21)	(330)	(39)	(594)
Class C	(1)	(17)	(2)	(16)	(76)	(1,203)	(83)	(1,306)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	—*	(3)	(1)	(6)	(41)	(690)	(15)	(228)
Class Y	—	—	—	—	(21)	(364)	(6)	(97)
Net increase	**259**	**$ 3,042**	**516**	**$5,746**	**999**	**$ 17,035**	**1,493**	**$ 24,227**

Not shown due to rounding.

6. DERIVATIVE INSTRUMENTS ($ amounts in thousands)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. A Fund may mitigate credit risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement, which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Ivy Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

Ivy Cundill Global Value Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy European Opportunities Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Ivy High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy International Balanced Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy International Core Equity Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy International Growth Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy Mid Cap Growth Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized futures on domestic indices and options, both written and purchased, on either an index or on individual or baskets of equity securities.

Ivy Pacific Opportunities Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies, hedging certain event risks on positions held by the Fund and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To hedge event risk, the Fund utilized options, both written and purchased, on individual equity securities. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy Small Cap Growth Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps, futures on domestic equity indices and options, both written and purchased, on individual equity securities owned by the Fund.

Ivy Small Cap Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

Ivy Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2011:

Fund	Type of Risk Exposure	Assets — Statement of Assets & Liabilities Location	Value	Liabilities — Statement of Assets & Liabilities Location	Value
Ivy Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	$65	Unrealized depreciation on futures contracts*	$681
Ivy Cundill Global Value Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	25	Unrealized depreciation on forward foreign currency contracts	1,592
Ivy European Opportunities Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	403		
Ivy Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	166	Unrealized depreciation on forward foreign currency contracts	862
Ivy High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	5,625		
Ivy International Balanced Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	4,539		
Ivy International Core Equity Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	7,532		
Ivy International Growth Fund	Equity			Unrealized depreciation on swap agreements	536
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	490		
Ivy Mid Cap Growth Fund	Equity	Investments in unaffiliated securities at market value**	932	Written options at market value	2,042
Ivy Pacific Opportunities Fund	Equity	Investments in unaffiliated securities at market value**	53	Written options at market value	9,569
				Unrealized depreciation on swap agreements	1,369
Ivy Small Cap Growth Fund	Equity			Unrealized depreciation on swap agreements	185
Ivy Value Fund	Equity			Written options at market value	168

*The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2011.
** Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized in the Statement of Operations for the period ended September 30, 2011:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: | | | | | |
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$(2,411)	$ —	$ —	$(2,411)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	(2,963)	(2,963)
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(7,520)	(7,520)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(214)	(214)
Ivy International Balanced Fund	Foreign currency	—	—	—	—	(2,848)	(2,848)
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	98	98
Ivy International Growth Fund	Equity	—	906	—	—	—	906
Ivy Mid Cap Growth Fund	Equity	168	—	(830)	1,254	—	592
Ivy Pacific Opportunities Fund	Equity	(1,306)	—	—	1,331	—	25
	Foreign currency	—	—	—	—	(3,890)	(3,890)
Ivy Small Cap Growth Fund	Equity	(13)	(4,150)	421	308	—	(3,434)
Ivy Small Cap Value Fund	Equity	—	—	—	156	—	156
Ivy Value Fund	Equity	—	—	—	81	—	81

Change in unrealized appreciation (depreciation) on derivatives recognized in the Statement of Operations for the period ended September 30, 2011:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$(543)	$ —	$ —	$ (543)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	(851)	(851)
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	6,593	6,593
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(263)	(263)
Ivy High Income Fund	Foreign currency	—	—	—	—	5,625	5,625
Ivy International Balanced Fund	Foreign currency	—	—	—	—	6,318	6,318
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	7,532	7,532
Ivy International Growth Fund	Equity	—	(1,718)	—	—	—	(1,718)
	Foreign currency	—	—	—	—	490	490
Ivy Mid Cap Growth Fund	Equity	156	—	—	(108)	—	48
Ivy Pacific Opportunities Fund	Equity	(1,602)	(1,370)	—	(8,357)	—	(11,329)
	Foreign currency	—	—	—	—	(530)	(530)
Ivy Small Cap Growth Fund	Equity	—	(406)	(556)	—	—	(962)
Ivy Small Cap Value Fund	Equity	—	—	—	71	—	71
Ivy Value Fund	Equity	—	—	—	68	—	68

During the period ended September 30, 2011, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[3]	Written options[3]
Ivy Bond Fund	$ —	$ —	$19,122	$31,511	—	—	—
Ivy Cundill Global Value Fund	70,733	73,006	—	—	—	—	—
Ivy European Opportunities Fund	12,088	12,915	—	—	—	—	—
Ivy Global Bond Fund	30,902	31,370	—	—	—	—	—
Ivy High Income Fund	49,080	48,418	—	—	—	—	—
Ivy International Balanced Fund	49,674	49,341	—	—	—	—	—
Ivy International Core Equity Fund	41,737	41,175	—	—	—	—	—
Ivy International Growth Fund	3,610	3,540	—	—	397,020	—	—
Ivy Mid Cap Growth Fund	—	—	7,978	—	—	278	4,247
Ivy Pacific Opportunities Fund	47,332	48,180	—	—	1,652,847	50,564	53,347
Ivy Small Cap Growth Fund	—	—	5,937	—	221,716	162	324
Ivy Small Cap Value Fund	—	—	—	—	—	—	5,647
Ivy Value Fund	—	—	—	—	—	—	2,265

(1) Average principal amount outstanding during the period.
(2) Average market value outstanding during the period.
(3) Average number of contracts outstanding during the period.

7. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At September 30, 2011, Ivy High Income Fund had outstanding bridge loan commitments of $25,000. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income in the Statements of Operations.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2011 follows:

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	9-30-11 Share Balance	9-30-11 Market Value
Ivy Managed European/Pacific Fund							
Ivy European Opportunities Fund, Class I	762	$ 512	$1,096	$ (329)	$ —	751	$ 14,580
Ivy Pacific Opportunities Fund, Class I[1]	4,275	2,048	3,630	(565)	—	4,218	53,989
				$ (894)	$ —		$ 68,569

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	9-30-11 Share Balance	9-30-11 Market Value
Ivy Managed International Opportunities Fund							
Ivy European Opportunities Fund, Class I	832	$ 982	$ 430	$ (187)	$ —	862	$ 16,731
Ivy International Balanced Fund, Class I	2,559	2,888	540	(56)	924	2,720	36,445
Ivy International Core Equity Fund, Class I	2,383	1,964	557	(73)	—	2,471	33,755
Ivy International Growth Fund, Class I	611	982	260	(18)	—	633	17,647
Ivy Pacific Opportunities Fund, Class I[1]	4,381	3,928	1,165	(197)	—	4,553	58,283
				$ (531)	$924		$162,861

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	9-30-11 Share Balance	9-30-11 Market Value
Ivy Pacific Opportunities Fund							
Vietnam Azalea Fund Limited[1]	500	$ —	$3,304	$(2,141)	$ —	—	$ —

(1) No dividends were paid during the preceding 12 months.
(2) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

9. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-11	Options written	Options closed	Options exercised	Options expired	Outstanding at 9-30-11
Ivy Mid Cap Growth Fund						
Number of Contracts	1,851	17,989	(5,260)	(219)	(8,106)	6,255
Premium Received	$ 305	$ 3,534	$ (703)	$ (15)	$ (1,176)	$ 1,945
Ivy Pacific Opportunities Fund						
Number of Contracts	49,900	19,576	(1,938)	(1,951)	(14,193)	51,394
Premium Received	$ 1,773	$ 2,005	$ (144)	$ (205)	$ (1,356)	$ 2,073
Ivy Small Cap Growth Fund						
Number of Contracts	—	7,437	(7,437)	—	—	—
Premium Received	$ —	$ 512	$ (512)	$ —	$ —	$ —
Ivy Small Cap Value Fund						
Number of Contracts	9,708	10,901	(1,914)	(4,130)	(14,565)	—
Premium Received	$ 232	$ 519	$ (136)	$ (153)	$ (462)	$ —
Ivy Value Fund						
Number of Contracts	3,333	4,590	(1,322)	(282)	(3,919)	2,400
Premium Received	$ 207	$ 217	$ (90)	$ (27)	$ (216)	$ 91

10. BUSINESS COMBINATIONS (All amounts in thousands)

On June 13, 2011, Ivy Large Cap Growth Fund acquired all the net assets of Ivy Capital Appreciation Fund pursuant to a plan of reorganization approved by the Board of Trustees of Ivy Funds on February 18, 2011. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of 32,544 shares of Ivy Large Cap Growth Fund (valued at $420,140) for the 45,465 shares of Ivy Capital Appreciation Fund outstanding on June 13, 2011. The investment portfolio of Ivy Capital Appreciation Fund, with a fair value of $401,401 and identified cost of $351,052 was the principal asset acquired by Ivy Large Cap Growth Fund. For financial reporting purposes, assets received and shares issued by Ivy Large Cap Growth Fund were recorded at fair value; however, the identified cost of the investments received from Ivy Capital Appreciation Fund was carried forward to align ongoing reporting of Ivy Large Cap Growth Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Capital Appreciation Fund had net assets of $420,140, including $50,349 of net unrealized appreciation in value of investments and $177,351 of accumulated net realized losses on investments, which were combined with those of Ivy Large Cap Growth Fund. The aggregate net assets of Ivy Large Cap Growth Fund and Ivy Capital Appreciation Fund immediately before the acquisition were $915,594 and $420,140, respectively. The aggregate net assets of Ivy Large Cap Growth Fund and Ivy Capital Appreciation Fund immediately following the acquisition were $1,335,734 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2011, the beginning of the annual reporting period of Ivy Large Cap Growth Fund, the pro forma results of operations for the period ended September 30, 2011, were as follows:

Net investment loss	$ (1,967)
Net realized gain	49,766
Net change in unrealized depreciation	(219,664)
Net decrease in net assets resulting from operations	$(171,865)

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Capital Appreciation Fund that have been included in Ivy Large Cap Growth Fund's Statement of Operations since June 13, 2011.

On January 24, 2011, Ivy Bond Fund acquired all the net assets of Ivy Mortgage Securities Fund pursuant to a plan of reorganization approved by the shareholders of Ivy Mortgage Securities Fund on November 23, 2010. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of 10,392 shares of Ivy Bond Fund (valued at $104,315) for the 12,245 shares of Ivy Mortgage Securities Fund outstanding on January 24, 2011. The investment portfolio of Ivy Mortgage Securities Fund, with a fair value of $110,974 and identified cost of $127,433 was the principal asset acquired by Ivy Bond Fund. For financial reporting purposes, assets received and shares issued by Ivy Bond Fund were recorded at fair value; however, the identified cost of the investments received from Ivy Mortgage Securities Fund was carried forward to align ongoing reporting of Ivy Bond Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Mortgage Securities Fund had net assets of $104,315, including $16,459 of net unrealized depreciation in value of investments and $52,996 of accumulated net realized losses on investments, which were combined with those of Ivy Bond Fund. The aggregate net assets of Ivy Bond Fund and Ivy Mortgage Securities Fund immediately before the acquisition were $268,695 and

$104,315, respectively. The aggregate net assets of Ivy Bond Fund and Ivy Mortgage Securities Fund immediately following the acquisition were $373,010 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2010, the beginning of the annual reporting period of Ivy Bond Fund, the pro forma results of operations for the year ended March 31, 2011, were as follows:

Net investment income	$11,701
Net realized loss	(1,820)
Net change in unrealized appreciation	15,814
Net increase in net assets resulting from operations	$25,695

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Mortgage Securities Fund that have been included in Ivy Bond Fund's Statement of Operations since January 24, 2011.

At a meeting of the Board of Trustees of Ivy Funds (the "Trust") held on August 9, 2011, the Trustees, including all of the Trustees who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, unanimously approved the continuance of the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Advantus Capital Management, Inc. (with respect to Ivy Bond Fund and Ivy Real Estate Securities Fund)
- Mackenzie Financial Corporation (with respect to Ivy Global Natural Resources Fund and Ivy Cundill Global Value Fund)
- Wall Street Associates (with respect to Ivy Micro Cap Growth Fund)
  (each such subadviser referred to herein as a "Subadviser").

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund," and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO and each Subadviser in response to a 15(c) due diligence request list submitted by the Independent Trustees' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed these materials during a telephonic meeting earlier in August. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at an executive session of the Independent Trustees on August 8th, as well as the August 9th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence request lists submitted on their behalf by counsel. They also considered the knowledge they had received from the regular meetings of the Board, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. The Board considered the benefits that accrue to each organization from its respective relationship with a Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing, administrative and fund accounting services. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of an investment advisory agreement with IICO or any investment sub-advisory agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. In that context, the Board discussed the current level of the Funds' advisory fee breakpoints and also considered the current and anticipated asset levels of the Funds and the potential for growth in each Fund. The Board concluded that the Funds' asset sizes and fee structures did not warrant the restructuring or reevaluation of the fee breakpoints for the Funds at the current time.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including quintile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses of each Fund, the expense ratio of each Fund, and the expense limitation arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased over time, the expense ratios of the Funds generally have fallen. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

During August of 2011, and as part of their regularly scheduled meetings, the Disinterested Trustees of Ivy Funds (collectively, the "Ivy Funds" and any separate series thereof an "Ivy Fund") reviewed a substantial amount of information in connection with considering the continuation of existing investment management agreements currently in effect between Ivy Investment Management Company ("IICO") and the Ivy Funds. Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Services Company ("WRSCO"), and Waddell & Reed Investment Management Company (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("Assurance of Discontinuance"), the Disinterested Trustees of the Ivy Funds engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO, an affiliate of Waddell, to the Ivy Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Ivy Funds, including performance
2. Management fees (including any components thereof) charged by other mutual fund companies for like services
3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services
4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit
5. Profit margins of IICO and its affiliates from supplying such services
6. Possible economies of scale as an Ivy Fund grows larger

The following summarizes the findings of the independent fee consultant retained by the Disinterested Trustees.[1]

Summary Findings

The report stated that IICO delivered strong levels of performance and service to the Ivy Funds in relation to its management fees and relative to investment advisers of comparable mutual funds. For the 36 months ended March 31, 2011, when compared to their respective peer groups established by Lipper, Inc. ("Lipper"), approximately 46% of the Ivy Funds were in the top quintile of performance and 50% of the Ivy Funds were in the top two quintiles of performance. For the one- and five-year periods ended March 31, 2011, the report stated that 63% and 61% of the Ivy Funds were in the top two quintiles of performance, respectively. The independent fee consultant noted that the Ivy Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including stock selection ability, ability to attract top talent, strategic vision, performance-focused culture, ability to manage smaller AUM funds, ability to serve small account sizes and an effective trading infrastructure.

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[1] The independent fee consultant's evaluation was based on information provided by IICO, Lipper, Inc., other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by an Ivy Fund, as a percentage of average net assets. Where these terms are used in reference to groups of Ivy Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2011. Lipper report data reflects Class A shares.

The report stated that for the 12 months ended March 31, 2011, the asset-weighted average expense ratios of the Ivy Funds were 8% below the mean expense ratios of comparable Lipper Expense Group peers and 19% below asset-weighted average expense ratios of funds in the Lipper Expense Universe. The management fees for the Ivy Funds on average were approximately 15% below the mean management fees for their Lipper Expense Groups and approximately 18% below the mean for their Lipper Expense Universe. The independent fee consultant noted that the Ivy Funds' small average account size introduces certain biases in the Lipper analyses that works against Ivy Funds in Lipper expense comparisons and, as a result, the Lipper findings may be considered conservative in that regard. The independent fee consultant found that within the larger Lipper averages, the management fees and total expenses of individual Ivy Funds and share classes are reasonable relative to their performance.

The report also stated that the management fees IICO charges to the Ivy Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, based on industry data, the average spread between management fees charged to the Ivy Funds and those it charges to institutional account clients is below the average fee spreads observed at other investment advisers in industry surveys.

The independent fee consultant found that the level of profit earned by IICO from managing the Ivy Funds does not appear to be unreasonable. The report noted that Waddell's overall profitability from managing the Ivy Funds and its other operations is below the profitability of other similarly-sized, publicly traded mutual fund managers, but appears sufficient to enable IICO to continue to provide quality support to the Ivy Funds and their shareholders.

The independent fee consultant undertook an economy of scales analysis that indicated that Ivy Funds incur lower fees and expenses with increasing Ivy Funds' AUM, which the independent fee consultant believes should benefit Ivy Fund investors as the Ivy Funds mature.

Conclusions

The independent fee consultant concluded that the services provided by IICO and its affiliates and expenses incurred by the Ivy Funds in the previous twelve months are reasonable and provide adequate justification for renewal of the Ivy Funds' existing advisory agreements.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.